
09046307





# Italian-Thai Development
## Public Company Limited

Annual Report 2008













# Contents

## Corporate Information

| | |
|---|---|
| Company Name | ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED |
| Type of Business | Contractor: Civil and Infrastructure Construction and Development |
| Head Office | 2034/132-161 Italthai Tower, New Petchburi Road, Bangkapi, Huaykwang, Bangkok 10310, Thailand |
| Registration No. | 0107537000939 |
| Telephone | +66 (0) 2716-1600 |
| Facimile | +66 (0) 2716-1488 |
| Home Page | www.itd.co.th |
| Email Address | cccs@itd.co.th |
| Registered Capital | Baht 4,921,678,180<br>(Four Thousand Nine Hundred and Twenty One Million, Six Hundred and Seventy Eight Thousand, One Hundred and Eighty Baht) |
| Paid up Capital | Baht 4,193,678,180<br>(Four Thousand One Hundred and Ninety Three Million, Six Hundred and Seventy Eight Thousand, One Hundred and Eighty Baht) |
| Ordinary Shares | Shares 4,921,678,180<br>(Four Thousand Nine Hundred and Twenty One Million, Six Hundred and Seventy Eight Thousand, One Hundred and Eighty Shares) |
| Par Value | Baht 1.00 (Baht One) |
| Register of Common Stock | Thailand Securities Depository Co., Ltd. |
| Address | 62 The Stock Exchange of Thailand Building, Rachadapisek Road., Klongtoey, Bangkok 10110, Thailand |
| Telephone | +66 (0) 2359-1200-1 |
| Facimile | +66 (0) 2359-1262-3 |
| Auditor | Mr. Somckid Tiatragul certified auditor No.2785 and/or<br>Mrs. Sumalee Chokdeeanant certified auditor No.3322 |
| Address | Grand Thornton Limited, 18th floor Capital Tower, All Seasons Place,<br>87/1 Wireless Road, Lumpini, Phatumwan, Bangkok 10330 |
| Telephone | +66 (0) 2654-3330 |
| Facimile | +66 (0) 2654-3339 |
| Legal Advisor | WEERAWONG, CHINNAVAT & PEANGPANOR LTD.<br>540 Mercury Tower, 22nd Floor, Ploenchit Road, Lumpini, Pathumwan, Bangkok 10330, Thailand |
| Telephone | +66 (0) 2264 - 8000 |
| Facimile | +66 (0) 2657 - 2222 |
| Financial Advisor | - None - |
| Management Advisor | - None - |

## Summary of Financial Information

Financial Statement of The Company only

| Description | Unit | 2008 | 2007* | 2006* |
|---|---|---|---|---|
| Total Assets | Million Baht | **40,121** | 39,159 | 37,953 |
| Capital | Million Baht | **4,194** | 4,194 | 4,194 |
| Shareholder's Fund | Million Baht | **11,567** | 14,950 | 13,746 |
| Sales | Million Baht | **25,334** | 30,341 | 26,840 |
| Net Profit after Tax | Million Baht | **(2,450)** | 1,260 | (1,956) |
| EPS | Baht | **(0.58)** | 0.30 | (0.47) |
| Book Value | Baht | **2.76** | 3.56 | 3.48 |
| Par Value | Baht | **1** | 1 | 1 |
| DPS | Baht | **0.00** | 0.07 | 0.00 |
| DPS x 100 / EPS | % | **0** | 23 | 0 |

Consolidated Financial Statements

| as of 31st December | Unit | 2008 | 2007* | 2006* |
|---|---|---|---|---|
| Total Assets | Million Baht | **57,230** | 52,985 | 50,653 |
| Total Liabilities | Million Baht | **44,535** | 36,167 | 35,671 |
| Total Shareholder's Equity | Million Baht | **12,695** | 16,817 | 14,982 |
| Revenues from construction services | Million Baht | **42,855** | 45,623 | 39,817 |
| Total Revenues | Million Baht | **43,699** | 46,512 | 40,459 |
| Profit before taxes and other expenses | Million Baht | **655** | 3,241 | 2,047 |
| Net Profit** | Million Baht | **(2,656)** | 1,011 | (2,146) |

Financial Ratios and Results of Operation of the Company and its Subsidiaries for 3 years

| | 2008 | | 2007* | | 2006* | |
|---|---|---|---|---|---|---|
| | **Consolidated** | **The Company** | Consolidated | The Company | Consolidated | The Company |
| **Current Ratio** | | | | | | |
| Current Ratio | **1.12** | **1.17** | 1.19 | 1.14 | 1.11 | 1.05 |
| Quick Ratio | **0.47** | **0.51** | 0.42 | 0.42 | 0.45 | 0.42 |
| A/R Turnover | **4.39** | **3.70** | 5.00 | 4.71 | 4.05 | 4.13 |
| Collection Period | **81.99** | **97.24** | 72.04 | 76.39 | 88.96 | 87.24 |
| Inventory Turnover | **11.12** | **16.81** | 14.20 | 19.18 | 16.48 | 22.89 |
| Return on Sales | **32.36** | **21.42** | 25.35 | 18.77 | 21.85 | 15.73 |
| A/P Turnover | **4.78** | **4.21** | 5.09 | 5.24 | 4.56 | 4.87 |
| Payment Period | **75.38** | **85.49** | 70.66 | 68.75 | 79.03 | 73.98 |
| Cash Cycle | **38.97** | **33.17** | 26.73 | 26.41 | 31.78 | 28.99 |
| **Profitability Ratio** | | | | | | |
| Gross Profit (%) | **1.53** | **2.41** | 6.98 | 7.05 | 5.14 | 3.94 |
| Net Profit (%) | **(6.08)** | **(9.67)** | 2.17 | 4.15 | (5.30) | (8.08) |
| Return on Equity (%) | **(18.00)** | **(18.48)** | 6.35 | 8.78 | (13.35) | (13.64) |
| **Efficiency Ratio** | | | | | | |
| Return on Assets (%) | **(4.82)** | **(6.18)** | 1.95 | 3.27 | (4.61) | (5.81) |
| Return on Fixed Assets (%) | **(3.21)** | **(10.92)** | 20.07 | 24.17 | (3.21) | (10.03) |
| Assets Turnover | **0.79** | **0.64** | 0.90 | 0.79 | 0.87 | 0.72 |
| **Financial Ratio Analysis** | | | | | | |
| Debt to Equity | **3.51** | **2.47** | 2.15 | 1.62 | 2.38 | 1.74 |
| Interest Coverage | **2.31** | **1.54** | 3.32 | 2.81 | 6.60 | 6.91 |
| Dividend Payout Ratio (%) | **0.00** | **0.00** | 29.05 | 23.30 | 0.00 | 0.00 |
| Cash Coverage | **0.09** | **0.15** | 1.56 | 0.31 | (1.70) | (1.31) |
| Debt to Equity (Under Terms and Conditions of Bond Issuer and Bond Holders) | **1.46** | **1.17** | 0.74 | 0.71 | 0.69 | 0.58 |
| **Data per Share and Growth Ratio of usiness** | | | | | | |
| **Growth Ratio** | | | | | | |
| Total Assets (%) | **8.01** | **2.29** | 4.60 | 3.18 | 19.43 | 18.36 |
| Total Liabilities | **23.13** | **17.64** | 1.39 | 0.01 | 41.33 | 49.84 |
| Revenues from Construction Services (%) | **(6.07)** | **(15.93)** | 14.58 | 12.37 | 4.82 | 6.14 |
| Cost of Services (%) | **(0.43)** | **(11.78)** | 12.36 | 8.73 | 6.22 | 9.25 |
| Net Earning (%) | **(362.87)** | **(294.43)** | 147.09 | 164.41 | (270.01) | (270.01) |
| **Data per Share** | | | | | | |
| Book Value | **3.03** | **2.76** | 4.01 | 3.56 | 3.48 | 3.48 |
| EPS | **(0.63)** | **(0.58)** | 0.24 | 0.30 | (0.51) | (0.51) |
| Dividend per Share | **0.00** | **0.00** | 0.07 | 0.07 | 0.00 | 0.00 |

*Note: * Restated*

*** Net income (loss) attributable to equity holders of the Company*

## Board of Directors' Report

Year Ending 31st December 2008

In 2008, Thailand faced political uncertainty which threatened the investment market and had a negative impact on the construction industry. The Company's financial situation was also impacted by the world economic recession, the oil price increases and the price fluctuations of materials. The Company must control its expenses and increase its effectiveness in order to save costs and to maintain its operations.

The Company has continued its progression as one of the pre-eminent civil and infrastructure development contractors in the Thai market. Due to the decreasing of investment activities in Thailand, the Company has expanded its overseas business instead, especially in India. Here the Company is undertaking the construction of the Kol Dam Project, the National Highway Route NH-31C West Bengal, the Delhi MRTS Projects Contract No. BC-21 and No. BC-24, and has won the Kolkata Airport Passenger Terminal Building, which is valued at 16,000 Million Rupees, and the Tallah-Palta water pipeline installation in Kolkata worth 1,873 Million Rupees. Other potential upcoming projects are the Hyderabad Metrorail and the ring road in Kolkata. ITD Cementation India Ltd., which is a subsidiary of the Company and is registered on the Stock Exchange of India, affords the Company a strategic business base in India to develop its competitiveness.

For the keynote projects in Thailand, the Company is undertaking the Mae Moh Mine Phase 7 worth 21,891 Million Baht, the Center of Excellence Building – Chulalongkorn Hospital worth 6,148 Million Baht and the Third Thai–Lao Friendship Bridge worth 1,761 Million Baht. The Thai Government has a strong intention to proceed with the delayed Mega Projects in order to stimulate the economy. The Company firmly believes their experience, capabilities and competitiveness will prove well within its capabilities to undertake these prestigious projects.

The Company has diversified its business into the energy sector by investing in Koh Kong Power Light which owns the 3,600 Megawatt power plant project in Cambodia and will supply electricity to Thailand. The Company invested in Sin Rae Muang Thai Co., Ltd. (SRMT) in order to diversify investment into mining business. SRMT invested in Asia Pacific Potash Corporation Ltd. (APPC), a company which is developing a potash mine in Udon Thani. APPC has been providing information on the project to the local communities, government agencies, and businesses in order to promote knowledge and understanding about the project. Regular community relation and public participative programs were organized in coordination with villagers in the mining concession area. At present, The project is working towards mining license. In Laos PDR, the Company invested in the Sino Laos Aluminum Corporation which is engaged in the bauxite mining business and in the Lao Metal Industry Co., Ltd. which is in the iron mining business. The Company also expected to be awarded a mining project and an infrastructure development project in Madagascar.

The Directors of the Company recognise and appreciate the expertise, loyalty and dedication of all staff and employees, who continue to contribute greatly to the success of the Company. The Directors are convinced that these same attributes will ensure the ongoing growth and profitability of the Company for the benefit of the Company's employees, staff and the shareholders.

# Organization Chart


CHAIRMAN
Pol. Lt. Chatrachai Bunya-Ananta
BOARD OF DIRECTORS
AUDIT COMMITTEE
PRESIDENT
Mr. Premchai Karnasuta
COMPANY SECRETARY
Mr. Woravudh Hiranyapaisansakul
MANAGER
(INTERNAL AUDITOR)
Mr. Withit Ouaysinprasert
SENIOR EXECUTIVE VICE PRESIDENT
Mr. Somchai Thamroongwang
- SPECIAL PROJECTS
- BUSINESS & TECHNICAL DEVELOPMENT
DIRECTOR & SENIOR EXECUTIVE VICE PRESIDENT
Mr. Pathai Chakornbundit
- SPECIAL PROJECTS
- INTERNATIONAL PROJECTS
DIRECTOR & SENIOR EXECUTIVE VICE PRESIDENT
Mrs. Nijaporn Charanachitta
DIRECTOR & SENIOR EXECUTIVE VICE PRESIDENT
Mr. Tawatchai Suthiprapha
- SPECIAL PROJECTS
- BUSINESS & TECHNICAL DEVELOPMENT
- RESEARCH & DEVELOPMENT
- MEGA PROJECT
SENIOR EXECUTIVE VICE PRESIDENT
Mr. Wira Bunduwongse
- SPECIAL PROJECTS
EXECUTIVE VICE PRESIDENT
(DIVISION OF OPERATION DEVELOPMENT)
Mr. Tawee Changpetch
VICE PRESIDENT
(TECHNICAL & ESTIMATE)
Mr. Atipat Kaivalchatchaval
MANAGER
(COMPUTER CIVIL DESIGN)
Mr. Prinya Supanugoolsamai
VICE PRESIDENT
(ENGINEERING COST ANALYSIS)
Mr. Sompop Pinijchai
MANAGER
(PROJECT BUDGETING ANALYSIS & CONTROL)
Mr. Nantachai Nontananant
VICE PRESIDENT
(PROJECTS)
Mr. Taweesilp Pattanakitchamroon
VICE PRESIDENT
(PERSONNEL & LEGAL)
Mr. Kasin Pongsuwan
VICE PRESIDENT
(ENGINEERING PROCUREMENT & GENERAL PURCHASING)
Mr. Prasart Kosarussawadee
MANAGER
(ADMINISTRATION)
Mr. Jakkaphan Udthayananond
VICE PRESIDENT
(MARINE)
Mr. Anan Amarapala
MANAGER
(TECHNICAL & CONSTRUCTION)
Mr. Somsak Nualyai
MANAGER
(TURNKEY DESIGN GROUP)
Mr. Nuttawood Sirinuntananon
VICE PRESIDENT
(FINANCE)
Mr. Chatichai Chutima
VICE PRESIDENT
(ITD GROUP OF COMPANIES & CONTRACT ADMINISTRATION)
Mrs. Pienghathai Pongsuwan
MANAGER
(ACCOUNTING JOINT VENTURE)
Mr. Suchart Sirithanawut
VICE PRESIDENT
(ACCOUNTING)
Mrs. Mathanee Vanichapol
MANAGER
(SALARY)
Mrs. Kitipabha Wongthuaythong
VICE PRESIDENT
(L/C & IMPORT)
Mrs. Nararat Vallasiri
VICE PRESIDENT
(COST CONTROL, COMPUTER & CORPORATE SERVICES)
Mr. Woravudh Hiranyapaisansakul
VICE PRESIDENT
(INSURANCE)
Mr. Thanu Suvarnin
MANAGER
(TRAINING)
Ms. Natalita Suansamnieng
MANAGER
(SPARE PART PURCHASING)
Mr. Surasak Leelavorakul
VICE PRESIDENT
(PROJECTS)
Mr. Thanin Bumrungsap
Dr. Nattawuth Udayasen
VICE PRESIDENT
(EQUIPMENT CONTROL)
Mr. Somkiat Wattanalaowit
MANAGER
(MAINTENANCE CENTER)
Mr. Damrong Ngamsangiam

# Nature of Business

## History, Changes and Important Developments in the Previous Year

The Company was founded on the 15th August 1958, having a registered capital of Baht 2,000,000 under the name "ITALIAN-THAI DEVELOPMENT CORPORATION COMPANY LIMITED" (ITD). The founders, Dr. Chaijudh Karnasuta (a Thai) and Mr. Giorgio Berlingieri (an Italian) had the objective to establish a Thai construction company.

The Royal Seal of The Garuda was awarded to the Company by His Majesty the King on 23rd December 1985. The Royal Seal of the Garuda is the highest and most honourable achievement under the Royal Patronage of His Majesty the King. The Company registered as a Public Company Limited on 24th March 1994 and was listed on the Stock Exchange of Thailand on 9th August 1994.

The Company has achieved an excellent performance with high quality work for private clients and government authorities. The Company's high standard of construction quality has been recognized by the Company being awarded ISO-9000, ISO-9001 and ISO-9002 certification for the following:

- Italian-Thai Industrial Complex at the Wiharn Daeng District, Saraburi Province.
- Steel Fabrication Facilities at Samut Prakarn Province.
- Steel Fabrication Facilities at the Wiharn Daeng District, Saraburi Province.
- Bangkok Mass Transit System Project of Mass Rapid Transit Authority of Thailand.
- Laem Chabang Port Phase 2, Section 1 Project.
- SRT Track Doubling Project: Baan Phachi Junction to Map Kabao and Baan Phachi Junction to Lopburi Station Project.
- Over Burden Removal and Coal Extraction at Mae Moh Mine Phase 7 Lampang Province of Electricity Generating Authority of Thailand.

During the period of 4th September 2001 to December 2002, the Company's operations were conducted under a Business Reorganization Plan and the Central Bankruptcy Court ordered the termination of the Business Rehabilitation Process of the Company on 16th December 2002.

**2nd April 2004** — The Annual General Meeting of Shareholders No.1/2004 resolved to increase the registered capital from Baht 3,738,678,180 to Baht 4,593,678,180 and to approve the change of the par value of the ordinary shares from Baht 10 per share to Baht 1 per Share.

**8th April 2004** — The Company changed the par value of the ordinary shares from Baht 10 per share to Baht 1 per share.

**9th April 2004** — The Company increased the registered capital from Baht 3,738,678,180 to Baht 4,593,678,180.

**17th-19th January 2005** — The Company offered, domestically and internationally, 455,000,000 newly issued ordinary shares to the public.

**24th January 2005** — The Company registered the change of the paid-up capital from Baht 3,738,678,180 to Baht 4,138,678,180 after offering 400,000,000 newly issued ordinary shares at the par value of Baht 9.80

**10th February 2005** — The Company registered the change of the paid-up capital from Baht 4,138,678,180 to Baht 4,193,678,180 after allocating the over-allotment of shares, numbering 55,000,000 shares to the person being allotted shares at the discretion of the Lead Underwriter.

**14th January 2008** — The Extraordinary General Meeting of Shareholders No. 1/2008 resolved as follows :-

- To approved the issuance and offer 728,000,000 shares of convertible debentures of the Company
- To approved an increase of the Company's registered capital of the Company by Baht 728,000,000 from the existing registered capital of Baht 4,193,678,180 to Baht 4,921,678,180 due to the convertible debentures issuing.
- To approve the allocation of 728,000,000 newly issued ordinary shares at the par value of Baht 1 per share.

**22nd January 2008** — The Company registered the change of the paid-up capital from the existing registered capital of Baht 4,193,678,180 to Baht 4,921,678,180.

**During the year 2008, there were significant changes to the Company as follows:**

- The Company paid 27.06 million Baht for an increase in share capital of Sin Rae Muang Thai Co., Ltd.
- The Company paid 75.00 million Baht for an increase in share capital of Italian-Thai Power Co., Ltd.
- The Company bought back liabilities and shares of Palang Thai Kaowna Co., Ltd. from the previous shareholder. As a result, the Company's holding in this company was increased to 99.94 %.
- The Company invested in two new subsidiary companies, Asia Logistics Development Co., Ltd. and Asia Industrial and Port Corporation Co., Ltd. to be engaged in logistics and port business with registered share capital at Baht 1 million and 1 million Baht, respectively.
- The Company jointly invested 50% interest in ITD-EQ Joint Venture, a joint venture between the Company and Sahakol Equipment Co., Ltd., which is engaged in Over Burden Removal and Coal Extraction at Mae Moh Mine Phase 7 Lampang Province.
- Shimizu-ITD (2) Joint Venture and Shimizu-ITD Joint Venture ceased operations.
- A subsidiary company has invested 30% of share capital, amounting to 0.30 million Baht, in Thai Contractors Asset Co., Ltd.
- The Company paid 18.75 million Baht for an increase in share capital of Thai Contractors Asset Co., Ltd.
- The Company paid 106.50 million Baht for an increase in share capital of Sino Lao Aluminum Corporation Limited.

**Business of Company - Italian-Thai Development Public Company Limited Only**

At present, the business operations of ITD are involved in 9 major categories:

1. Buildings
2. Industrial Plants
3. Pipelines and Utility Works
4. Highways, Railways, Bridges and Expressways
5. Airports, Ports and Marine Works
6. Dams, Tunnels and Power Plants
7. Mining
8. Steel Structures
9. Telecommunications

**Subsidiary Companies, Joint Venture and Associated Companies**

Line of business Subsidiary Companies, Joint Venture and Associated Compnaies of Italian-thai Development Public Company Limited as December 31, 2008 as follow: -

1. Lines of Construction and Public Utilities Work including Supported Lines of Construction
2. Investment in Other Lines (Real Estate Development and Consumer Products)

## Review of Construction Operations for 2008

### Overview

Uncertainties, especially political factors, construction material price fluctuations and the world economic recession, continued to have a negative impact on the construction industry in 2008. In addition the reduced availability of government projects resulted in a highly competitive market. However, the strong intention of the Government to proceed with the Mega Projects is a good sign for the future of the construction industry. The Company firmly believes that their experience, capabilities, and competitiveness will enable them to take part in these prestigious projects.

The private sector was also uncertain of the economic situation. Although there has been some construction of factory developments, shopping malls and residential buildings, generally the private sector investment in construction projects contracted over the year.

In terms of overseas' markets, the Company has maintained its business presence in the Asian region and the Middle East. The mass transit and infrastructure projects in these regional areas continue to be highly profitable. Furthermore, the Company intends to expand into such energy sector projects as: Coal mining in Indonesia and Laos, and Aluminum mining in Laos.

### Airports

The Suvarnabhumi Airport expansion phase has been delayed due to the political and economic uncertainity. However, the Company and its joint venture partners, Takenaka Corporation and Obayashi Corporation, are confident to be awarded the future expansion phase of this Airport.

In India, the S.V.P.I. Airport in Ahmedabad, which is valued at 1,220 Million Rupees, is currently being progressed by the Consortium of Italian Thai Development PCL and Pratibha Co., Ltd. for the Airport Authority of India (AAI), and was initially expected to be completed in February 2009. However,the AAI revised the construction plan in order to commence the extension phase. Therefore, the deadline of completion will be postponed for more than a year. The Company and ITD Cementation, a listed company on the stock exchange of India, is undertaking Kolkata Airport Passenger Terminal Building which is valued at 16,000 Million Rupees and is expected to be completed in 2013.

In Laos, the Company is undertaking Pakse Airport, which is valued at 234 Million Baht, and is about 23% complete.

### Buildings

Building projects which were completed in 2008 include: the New Amari Orchid Pattaya worth 1,151 Million Baht, the Samui Village valued at 853 Million Baht, the Riverside Garden Marina worth 720 Million Baht, the Phulae Beach Resort worth 420 Million Baht, and 36,355 units of Baan Ua arthorn Project worth 12,139 Million Baht. The Company is also scheduled to complete the Palm Laguna Resort and Condominium Project in Dubai, United Arab Emirates which is valued at 846 Million Baht.

Ongoing projects include: the Bangkok Government Complex (Chaengwattana) worth 6,590 Million Baht, the Siriraj Hospital ('Towards Medical Excellence in Southeast Asia') worth 5,797 Million Baht, the Central Festival Pattaya Beach worth 1,760 Million Baht, the Banyan Tree Resort and Spa Samui worth 1,118 Million Baht, the Iris Condominium (Phra Ram 9 – Sri Nakarin Road) worth 700 Million Baht, the W Retreat and Residence Samui worth 615 Million Baht, the Mahidol Dentistry Building for 80th Anniversary of Somdetphrapinkhlao Hospital worth 430 Million Baht., the Mahidol Dentistry Building (Phase 1) for 50th Anniversary of Princess Sirindhorn worth Baht 525 Million Baht, and the Center of Excellence Building - Chulalongkorn Hospital worth 6,148 Million Baht which is expected to be completed in 2013.

### Expressways, Highways, Railways and Bridges

Ongoing projects include the Roadwork Project (Phuttamonthon 2) from Petchkasem to the Southern Local Road worth 1,034 Million Baht, the construction of Bridges over the Chao Phraya River at Bangkhuwat worth 981 Million Baht, the Roadwork Project Khoobon phase 2 and utility work worth 466 Million Baht, the Roadwork Project and utility works for Bangbon 5 worth 322 Million Baht, the Roadwork and Utility works for Bangbon 3 worth 268 Million Baht, the Roadwork Project from Klong Yeepun to Eastern Ring Road at Ratpatana worth 197 Million Baht, the Roadwork Project for the Bangkok Government Center worth 171 Million Baht, and the Third Thai–Lao Friendship Bridge worth 1,761 Million Baht which expected to commence early in 2009.

Concerning overseas highways' work, in 2008 the company completed the Salakiew – Dongjong Road in Laos PDR worth 116 Million Baht. Ongoing overseas projects include: the National Highway Route NH-31 West Bengal Project in India worth 2,446 Million Rupees, and the Suyo-Cervantes Road Section Project in the Philippines worth 1,312 Million Peso.

## Industrial Plants

Industrial Plant projects which were completed in 2008 include: the ATC Complex 2 worth 1,008 Million Baht, the PTT Phenol Project worth 403 Million Baht, the NTS PBK Yard Development Project worth 350 Million Baht, the civil works for Bangchak Petroleum PCL's Plant No. 4 worth 239 Million Baht. Ongoing projects include: the North Bangkok Combined Cycle Power Plant worth 12,400 Million Baht, which is being performed by the Company and its partners Hitachi Co., Ltd., and Sumitomo Corporation for EGAT (ITD's share is 4,037 Million Baht), the Combined Cycle Power Plant for the Bangkok Government Center worth 692 Million Baht, the civil work and building construction for PTT EP Ethane Cracker worth 548 Million Baht, the Rayong Refinery Company's Upgrading Project worth 310 Million Baht, and the civil work for Ethane Cracker worth 219 Million Baht. The Company has also just signed the contract to construct the 660 Megawatt Gecco-One Power Plant worth 830 Million Baht.

## Mining

The Company has been developing the Mawtaung Coal Mining project in Myanmar since 1998, which has a total value of 1,623 Million Baht. This project is 100% complete and the Company is investigating the presence of additional reserves in the surrounding area, with the intention of obtaining a further concession. The Company has commenced a Coal Mining development project in Indonesia worth 10,670 Million Baht, which includes construction of roads and a sea port. This project is 3% completed and is scheduled to be completed in 2018. Operational work at the Mae Moh Mine Phase 5, which is valued at 11,543 Million Baht, is 95% completed. The Company and Sahakol Equipment, named ITD-SQ Joint Venture has been awarded the 7$^{th}$ phase operational contract worth 21,891 Million Baht which is scheduled to be completed in 2018. The Company has also been awarded a contract to source and deliver limestone to assist EGAT in the reduction of sulfur dioxide emissions. This project is worth 817 Million Baht and is 31% complete. The Company is also contracted to source and deliver limestone to their subsidiary company - Thai Pride Cement in Saraburi Province, and this contract, which is valued at 691 Million Baht, is 35% complete.

## Pipeline and Utility Works

Completed pipeline and utility works for 2008 include the following projects: the HDPE pipeline installation in Laos worth 213 Million Baht, the conduit and manholes at Vibhavadi-Prompong worth 72 Million Baht, the pipeline installation for PTT Phenol worth 67 Million Baht, the conduit and manholes at Bangna-Trad worth 20 Million Baht. The construction of the BMA Flood Protection Tunnel Project worth 2,337 Million Baht, which is being progressed by the IN Joint Venture (the Company and Nishimatsu Construction Co., Ltd.), is currently 92% complete and is expected to be finalized in 2009. Other projects under construction include: the Suvarnabhumi Airport Drainage Project - Phase 3 worth 2,764 Million Baht (56% complete), the pipeline construction for the Bangkok Government Complex and Energy Complex Station worth 1,198 Million Baht (36% complete), the Bangkadee Industrial Park Natural Gas Pipeline Project worth 173 Million Baht (78% complete), the Natural Gas Pipeline Project to the North Bangkok Combined Cycle Power Plant worth 803 Million Baht (67% complete), the water pipeline installation for Asia Industrial Park worth 73 Million Baht (66% complete) and the conduit and manholes at Borommaratchachonnani Road, Ratchaphruek Road worth 96 Million Baht.

In terms of overseas projects, the Company is constructing the Ho Chi Minh City Water Environmental Project (Interceptor Sewer Package) in Vietnam, which is valued at 329 Million Baht. This project is currently 99% complete and is scheduled for completion in 2009. Also in Vietnam, the Company is progressing the design, procurement and installation contract for a water supply main which crosses the Saigon River, and is valued at 64 Million Baht. The Company aims to further expand its business in Vietnam, since the Government of Vietnam has many infrastructure development projects to be awarded in the near future.

## Ports, Jetties, River Protection, Dredging & Reclamation, and Marine Works

In the reported year, the Company completed the following projects: the Shoreline Protection Project (Samutsakorn) worth 288 Million Baht, Koh Phi Phi Jetty in Krabi valued at 98 Million Baht. Ongoing projects include; the Flood Protection System for Bangyaprack Area Phase 1 worth 448 Million Baht, Banghuasua in Samutprakarn Province worth 113 Million Baht, the Flood Protection Wall Project along the Chao Phraya River (Bangkhen to Thewet) worth 521 Million Baht, the construction of a watergate and pumping station at the Klong Aom-Non Channel in Nonthanburi Province worth 104 Million Baht, the construction of Port No.3 of Mabtaput Tank Terminal Co., Ltd. worth 356 Million Baht, the AO PO Marine Construction Project, Phuket, worth 196 Million Baht, the shoreline protection project for Bangchak Refinery Plant worth 53 Million Baht and the contract for the construction of a reinforced concrete watergate on the Ping River valued at 434 Million Baht. This latter project forms part of the overall flood protection works for Chiangmai and is meant to protect both the business and ancient parts of the city from flooding. Once the question of land acquisition is resolved, this Ping River Project is expected to commence.

## Dams and Hydroelectric Power

The Company is undertaking two major dam projects in Laos and India. The company along with its ITD-NCC joint venture partner, Nishimatsu Construction Co., Ltd., is involved in the construction of the Nam Theun 2 Hydroelectric Project in Laos PDR with a contract value of 15,721 Million Baht. This project is approximately 92 % complete and is scheduled for completion in 2009. The Company is also constructing the 800 Megawatt Kol Dam Project in northern India which is valued at 9,166 Million Rupees. This project is 51% complete. In Thailand, the Company, in association with Sinohydro, is constructing a 12 Megawatt electric power plant for the Chaopraya Dam. The Company's stake in this project is worth 453 Million Baht. This project is 28% complete.

## Mass Rapid Transit Systems

In Taiwan, the Company and Evergreen Construction are constructing the Nankang Underground Station Project which is valued at 12,796 Million Taiwan Dollars and is currently 61% complete with a scheduled completion date in 2010.

In India, the Company and ITD Cementation India Ltd., are undertaking the construction of two Delhi MRTS Projects, Contract No. BC-21 and Contract No. BC-24 which are valued at 3,306 Million Rupees and 9,170 Million Rupees respectively. These two projects are currently 70% and 27% complete respectively.

In Thailand, the Company is constructing the BTS Extension – Sukhumvit Line Phase 1 This project which expands the system network and provides one more station has a value 4,225 Million Baht. This project is 76% complete with a scheduled completion in 2009. For the extension of the mass rapid transit system in Bangkok, the Company believes it is well placed to contest the tenders.

## Steel Fabrication

The Company's structural steel fabrication facilities at Wihan Daeng in Saraburi and TaiBan in Samut Prakarn have provided important support to many ITD projects, for example; the BTS Extension – Sukhumvit Line Phase 1, the steel structure of the North Bangkok Combined Cycle Power Plant, and the steel structure for the Suvarnabhumi Airport Drainage Project. The Company also provided services to an external entity, for the steel structure for the Marina Bay Sands Resort & Casino in Singapore. The total steel production of both factories in 2008 was 14,523 Tons.

## Telecommunications

The completed telecommunication projects in 2008 included the design, supply and installation of Fibre Optic Cables for Nokia Siemens Networks (Thailand) Company Limited worth 89 Million Baht. The ongoing projects include; the installation of Fibre Optic Cables for the MEA worth 80 Million (41% of complete), the electricity control and communication system II phase for Provincial Electricity Authority worth 720 Million Baht (10% of complete), the submarine cable extension to Koh Sriboya, Koh Pu, Koh Phi Phi Don, Railae Bay, Ton Sai Bay, Aow Nang Bay and Koh Lanta in Krabi province worth 797 Million Baht (79% of complete). Since the cost of undersea electric cable installation is lower than pillar type installation, the Company intends to apply this method to other offshore island projects.

## Outside Thailand

The global economic recession has had an impact on many investment projects. However, India as a large developing country, has maintained a great demand for infrastructure and mass transit development works. ITD Cementation India Ltd., which is a subsidiary of the Company and is registered on the Stock Exchange of India, affords the Company a strategic business base in India to develop its competitiveness. Tax privileges, which can help to reduce costs, are an essential component in achieving a competitive edge. The Company has won Kolkata Airport Passenger Terminal Building, which is valued at 16,000 Million Rupees and is undertaking several other projects in India, for example the construction of the Delhi MRTS Project Contract No. BC-21 and Contract No. BC-24, the National Highway Route NH-31C West Bengal and the Kol Dam Project.

In Vietnam, the Company is undertaking the Ho Chi Minh City Water Environmental Project worth 329 Million Baht, and the design, procurement and installation contract for a water supply main which crosses the Saigon River worth 64 Million Baht.

In Taiwan, where the construction industry is highly competitive, and as such any business expansion must be carefully considered. The Company in association with Evergreen Construction Co., Ltd., has been constructing the Nankang Underground Station Project in downtown Taipei, under a contract valued at 12,796 Million Taiwan Dollars.

In the Philippines, many projects have been cancelled as a result of political complications. The Company has tended to focus on projects with overseas sources of funding. The Company is currently undertaking the Suyo-Cervantes Road and Bridge Project worth 1,313 Million Peso.

In Laos PDR the Nam Theun 2 Hydroelectric Project is nearly to complete and is expected to be completed in 2009. The Company is also contemplating the possibility of investing in potentially feasible aluminum and coal mining projects in Laos.

By promoting business expansion in overseas markets, the Company has to be aware of cultural differences, country-specific laws and taxes which may restrict the effectiveness of their business operation. Furthermore, the Company anticipates expanding the business into the energy sector which may well lead to significant profit.

## 10 Major Shareholders as at February 20, 2009:

| Name of Major Shareholders | Holding | |
|---|---|---|
| | Number of shares | % of shares |
| 1. MR. PREMCHAI KARNASUTA AND FAMILY | 903,689,470 | 21.548 |
| 2. MRS. NIJAPORN CHARANACHITTA AND FAMILY | 595,855,340 | 14.208 |
| 3. THAI NVDR CO., LTD. | 170,831,759 | 4.074 |
| 4. CHASE NOMINEES LIMITED 1 | 114,883,954 | 2.739 |
| 5. HSBC (SINGAPORE) NOMINEES PTE LTD | 107,296,620 | 2.559 |
| 6. STATE STREET BANK AND TRUST COMPANY, FOR AUSTRALIA | 101,309,200 | 2.416 |
| 7. PICTET & CIE | 62,419,139 | 1.488 |
| 8. GOVERNMENT OF SINGAPORE INVESTMENT CORPORATION C | 51,430,600 | 1.226 |
| 9. SOMERS (U.K.) LIMITED | 49,184,200 | 1.173 |
| 10. TFB FOR MFC-THAI FUND INVESTMENT PLAN | 47,015,500 | 1.121 |

## Management

### 1) Management Structure

1.1 The executive structure of the Company is made up of three boards; namely the Board of Directors, the Audit Committee and the Board of Management. The Authority and Responsibility of each Board is as follows:

**Board of Directors**

Authority and Responsibility

1. The Board of Directors has the overall authority and responsibility to direct, manage and supervise the operations of the Company, all in accordance with the Law, the regulations of the Company and the resolutions of the Shareholders of the Company.
2. Pursuant to the Company's regulations, the Board of Directors has the authority to decide upon and oversee the operations of the Company, except for the following assignments that shall only be executed with the consent of a meeting of the Shareholders of the Company:
   - 2.1 Matters the Law stipulates shall only be performed upon the resolution of the Shareholders of the Company;
   - 2.2 Certain business matters as stipulated by the Stock Exchange of Thailand; and
   - 2.3 Buying or selling of assets having a value equal to or greater than fifty percent (50%) of the total value of the assets of the Company, as stipulated by the Stock Exchange of Thailand.

**Audit Committee**

Authority and Responsibility

1. Oversee the financial reports of the Company with regard to accuracy, sufficiency and reliability.
2. Oversee the internal control system of the Company to ensure it is appropriate, efficient and effective.
3. Consider, select and appoint the Independent Auditor of the Company.
4. Oversee compliance by the Company with all applicable laws and statutory requirements.
5. Oversee the prevention of conflicts of interest.
6. Prepare an Audit Report by the Audit Committee for publication in the Annual Report of the Company.
7. Act on other matters, as directed by the Board of Directors.

**Board of Management**

Authority and Responsibility

1. Determine ultimate goals and operational direction of the Company to accord with the current and forecasted economic and market conditions.
2. Determine policies and procedures for the operation of the Company.
3. Determine the policy, consider and decide on the selection of relevant projects in which the Company should participate, tender and execute.
4. Consider and approve the appointment, transfer and discharge of staff at division head level and above.
5. Consider and approve the adjustment of salaries, wages and remuneration, including consideration and recognition of employee meritorious service.
6. Appoint a person or persons to act on behalf of the Board of Management for any assignment.
7. Consider and approve expenditure on buying assets and other expenses of the Company.
8. Review, consider and comment on all matters related to Company operations.
9. Review, consider and comment on all matters involving the performance of the Company's various operating segments, and direct and control their management to ensure efficient, economical and well-timed operation, including compliance with all contractual obligations to clients.
10. Undertake all Company affairs not delegated to other Company segments.
11. Undertake all other matters as directed by the Board of Directors.

1.2 Names of the Members of each Board

**Board of Directors**

| Name-Surname | Position |
|---|---|
| 1. Pol.Lt. Chatrachai Bunya-Ananta | Chairman |
| 2. Mr. Premchai Karnasuta | Director |
| 3. Mrs. Nijaporn Charanachitta | Director |
| 4. Dr. Krisorn Jittorntrum | Independent Director |
| 5. Mr. Pathai Chakornbundit | Director |
| 6. Mr. Yuthachai Charanachitta | Director |
| 7. Mr. Tawatchai Suthiprapha | Director |
| 8. Mr. William Lee Zentgraf | Independent Director |
| 9. Mr. Peeti Karnasuta* | Director |

**Company Secretary**

Mr. Woravudh Hiranyapaisansakul **

***Remarks***

* *He was appointed to be a Director on 24 March 2008 according to the resolution of the Board of Directors' Meeting No.4/3/2008.*

** *He was appointed to be the Company Secretary on 9 June 2008 according to the resolution of the Board of Directors' Meeting No.5/6/2008.*

**Audit Committee**

| Name-Surname | Position |
|---|---|
| 1. Pol.Lt. Chatrachai Bunya-Ananta* | Audit Committee Chairman |
| 2. Dr. Krisorn Jittorntrum | Audit Committee |
| 3. Mr. William Lee Zentgraf | Audit Committee |

***Remarks***

* *He has adequate expertise and experience to review the creditability of the financial reports.*

**Board of Management**

| Name-Surname | Position |
|---|---|
| 1. Mr. Premchai Karnasuta | Director and President |
| 2. Mrs. Nijaporn Charanachitta | Director and Senior Executive Vice President |
| 3. Mr. Pathai Chakornbundit | Director and Senior Executive Vice President |
| 4. Mr. Tawatchai Suthiprapha | Director and Senior Executive Vice President |
| 5. Mr. Weera Bunduwongse | Senior Executive Vice President |
| 6. Mr. Somchai Tumrongwang | Senior Executive Vice President |
| 7. Mr. Tawee Changpetch | Executive Vice President |
| 8. Mr. Anan Amarapala | Vice President (Marine) |
| 9. Mr. Thanin Bumrungsap | Vice President (Project) |
| 10. Dr. Nattawuth Udayasen | Vice President (Project) |
| 11. Mr. Sompop Pinijchai | Vice President (Cost Engineering Analysis) |
| 12. Mr. Chatichai Chutima | Vice President (Finance) |
| 13. Mrs. Pienghathai Pongsuwan | Vice President (ITD Group of Company and Contract Administration) |

1.3 Rules and Regulations in Selection of Independent Directors

**Independent Director's qualification**

The Company has defined "Independent Directors" in compliance with rules and regulations of the Securities and Exchange Commission and the Stock Exchange of Thailand as follows:

1) Holding shares not more than 5 percent of voting shares of the Company, its affiliated company and associated company or shall be related person (including related person under Section 258 of the Securities and Exchange Act).
2) Not being a director, management, employee, staff or advisor who receives a regular salary of the Company, its affiliated company and associated company or shall be related person and must be resigned from the said positions for more than a year.
3) Has no direct or indirect benefit or interest in finance and management of the Company, and its affiliated company and associated company or shall be related person who lack of independence.
4) Not being close relative of any management or major shareholder of the Company, its affiliated company and associated company and not be appointed to oversee the benefit or interest of the director or major shareholder.

**Nomination Process**

The Board of Directors will consult together to form the Independent Director's qualifications and to select the person who would be useful to be an Independent Director from his/her experience, ability and education and not a person whose character would prohibit him/her from being approved at a Shareholder's Meeting.

1.4 Number of Board Meetings and Record of Board of Directors Attendance in 2008

Please see details under Management – 5 The Responsibilities of the Directors – The Directors' Meetings

1.5 Name of Directors and Management, Controller (if any) and Company Secretary's Name.

Please see details under Management – 1.4 – Names of the Members of Each Board.

1.6 Business Relationship or Professional Services Between Independent Directors with the Company, Subsidiary Companies, Associated Companies or Conflict of Interest

There were no business relationships or professional services between Independent Directors with the Company, Subsidiary Companies, Associated Companies or any Conflicts of Interest.

**2) Selection of Directors and Management**

The Company has set up a transparent procedure to select Directors, although it does not have a Nominating Committee. The incumbent Board of Directors performs the initial selection and evaluation of candidates for vacated or newly created positions on the Board of Directors and for all senior management positions within the Company.

The Company announced on December 15, 2008 that in future a person who was nominated by the Shareholders as a candidate to be appointed a Director, would be considered for election at the Annual General Meeting of Shareholders. For Shareholders to be eligible to nominate a person as a Director they shall, individually or as a group, hold not less than five percent of the total number of ITD's ordinary shares.

The Board of Directors jointly scrutinizes the qualifications of all appropriate candidates in compliance with Section 68 of the Public Company Limited Act,B.E. 2535 by consideration of the profile, experience, expertise of several careers and performance in the role of directorship in the past. The candidate's qualification shall also be subject to the prohibitions set out by the Announcement of the Securities and Exchange Commission No. Gor Jor 5/2548, which gives the requirements relating to the qualifications of executives of a company that issues securities. The incumbent Board of Directors' approved candidates for any vacant or new directorship shall then be nominated to the shareholders at the Shareholders' Meeting, for approval by a majority of votes of the Shareholders attending the said meeting and eligible to vote.

The Board of Directors shall appoint their preferred candidate for all senior management positions.

**3) Remuneration of the Board of Directors, Audit Committee, Board of Management and Management Staff**

See details under Management - Clause 5.6.3 - Remuneration in the Year 2008.

## 4) Corporate Governance Practice Report 2008

In 2008, the Company conducted its activities according to the Corporate Governance Principles for the Listed Company 2006, which comprises of 5 parts:

4.1 The Rights of the Shareholders

4.2 The Treatment to the Shareholders with Equality

4.3 The Rights of the Stakeholders

4.4 The Information Disclosure and Transparency

4.5 The Responsibilities of the Directors

### 4.1 The Rights of the Shareholders

The Company recognizes the shareholders have the right to control the operation of the Company through the appointment of the Board of Directors. They also have the right to make the decision regarding the significant changes of the Company in the Meeting of the Shareholder.

The Company has organized fair Shareholders' Meetings which facilitated equitable rights among shareholders and arranged the various steps for the meetings, calling for the meeting, dispatching documents, notifying of the meeting agenda, and the minutes of the shareholders' meeting, according to legal requirements.

In 2008, the Company also gave the shareholders an opportunity to propose the agenda and to nominate persons to be appointed as Directors at the Annual General Meeting of Shareholders in advance via mail, E-mail and Company's Website. However, shareholders who are eligible to do so must hold ITD ordinary shares for at least 12 months consecutively before the date of proposing the issues.

Independent Directors will consider the shareholders' proposals and then pass them to the Board of Directors for their consensus. If the Board agrees that any issues are significant or beneficial to ITD or the shareholders, the Board will put the said issues in the meeting agenda remarked as "agenda from shareholders" in the notice to shareholders or clarify them at the Shareholders' Meeting.

In addition, to facilitate the shareholders' proposals vetting process, the shareholders are required to provide necessary details as follows:

- Name, address and telephone number of proposing shareholder for ITD to acquire any further information, as well as evidence indicating proof of holding of shares for 12 consecutive months, such as share certificates or an official declaration from a broker.
- Purpose of the shareholder's proposal in detail including other useful information for the Board's consideration, such as relevant facts and data, reason, concerned issues and expected benefit for ITD.
- In the case of nomination of persons to be appointed as Directors at the Annual General Meeting of Shareholders, the shareholders are requested to attach the curriculum vitae, working experience and contact address in support of the Audit Committee to consider and to further pass the matter to the Board of Directors for final decision.

However, after the deadline, there were no proposals from the shareholders.

The proxy form gives the opportunity for absent shareholders to cast their vote at the Shareholders' Meeting according to their decisions. The Board of Directors assigns not less than one Independent Director to be the proxy.

For the agenda items at the Shareholders' Meeting which had any objections, the Company will use the vote casting card to ensure transparency and accountability. For the agenda item to appoint the Directors, the shareholders have an opportunity to vote according to their intentions for the whole set of Directors.

In 2008, the Company held the Annual General Meeting of Shareholders No. 1/2007 on 25 April 2007 at 11.00 a.m. The Company started to prepare the meeting agenda and invitation notices with details of the agenda together with supporting documents from early April 2008.

All the meeting agendas, invitation notices, details of the agenda, proxy guidelines, and the meeting procedures and guidelines were approved by the President and the Board of Directors in order to ensure that the shareholders had sufficient and complete information for decisions in voting and also to understand the proxy method and meeting procedure to maintain their rights.

The Company delivered to shareholders the meeting invitation notice with details of the agenda together with supporting documents 9 days in advance, the announcement on the website was 14 days in advance, and in the newspapers for 3 consecutive days and 3 days in advance of the meeting, so that shareholders had reasonable time to thoroughly study such documents. Additionally, the shareholders could make enquiries about the meeting agenda before the meeting to Corporate Services Division on telephone +66 (0) 2716-1600 extension 3800-4, or by e-mail at cccs@itd.co.th.

In addition, the Company facilitated the shareholders to participate this meeting, by using the Amari Atrium Hotel on New Petchburi Road as the venue. The shareholders could register to participate the meeting and check an accuracy of necessary documents 2 hours before the meeting commenced. The proxies for many shareholders could send proxy documents to the Company for checking their accuracy via facsimile any day before the meeting day.

At the beginning of the meeting, the chairman advised the shareholders of the method of vote casting, and the right to make enquiry and express their opinions on each agenda item.

Pol.Lt. Chartachai Bunya-ananta, Chairman of the Board of Directors, had been admitted to hospital so he could not participate in the Meeting. Dr. Krisorn Jittorntrum, the Independent Director, was the Chairman of the Meeting in his place.

Mr. Premchai Karnasuta (President), Mrs. Nijaporn Charanachitta, Mr. Pathai Chakornbundit, Mr. Tawatchai Suthiprapha, Mr. William Lee Zentgraf, Mr. Yuthachai Charanachitta and Mr. Peeti Karnasuta, the Vice President (Finance) and the certified auditor of Grant Thornton Limited, also participated in the Meeting.

The meeting proceeded with the presence of 471 shareholders and/or their proxies holding 2,575,901,369 shares (representing 61.42% of total shares). All proposed agenda items were approved by the shareholders. The Company also recorded all vote counting, questions and comments from shareholders in the meeting to ensure transparency. The shareholders also had equal opportunity and reasonable time to make enquiries and to express their opinions.

The Company made clear minutes of the Shareholders' Meeting and published them on the website as the option for shareholders who were unable to attend the actual meeting to know the meeting approvals.

### 4.2 The Treatment to the Shareholders with Equality

Each shareholder has as many votes as he/she owns shares and they have the right to nominate persons to be appointed as directors at the Annual General Meeting of Shareholders.

The Company has implemented measures to prevent the internal abuse of confidential or privileged information by limiting its distribution to top executives and Company officers on a "need to know" basis until it is released publicly. Employees are also advised of the confidential nature of the information and the restrictions applying to its use, including a prohibition on the purchase or sale of Company securities on the basis of such confidential information. Staff who failed to practice according to these rules would be penalized under the Company's rules and regulations. Furthermore, senior executives have the duty to report their holdings and each transaction of purchase, sale or transfer of their security holdings in the Company to the Securities Exchange Commission. Such requirement is considered an important measure to effectively help control the use of the inside information.

### 4.3 The Rights of the Stakeholders

The Board of Directors recognizes the rights of all stakeholders such as shareholders, employees, customers, partners, business competitors and general public. They have, therefore, conducted themselves in accordance with "The Policy of Stakeholders Treatment", announced in 2004, as presented in the "ITD Corporate Governance Handbook" and the Company's internet website. The Company has also paid attention to the communication with all stakeholders in order to exchange information, opinions, and advice for sustainable profit sharing. The stakeholders who consider they are treated unfairly by the Company, Directors, Management or the staff are able to complain to the Corporate Service Division on telephone +66 (0) 2716-1600 extension 3800-4, or by e-mail at cccs@itd.co.th.

**4.3.1 Shareholders:** The Company has strived to achieve growth for the long term profits and allocate partial profits as a dividend. The Company has also disclosed complete, true, and timely information.

**4.3.2 Employees:** The Company has realized the importance of staff as the main mechanism to promote continuous growth. The Company has rewarded staff by paying them a bonus and by improving their welfare and security; for example by the establishment of a pension fund, providing healthcare services, supporting scholarships for employee's children who show a good study performance, offering urgent loans, and improving the environment of their workplace.

Furthermore, the Company has highly recognized safety and hygiene standards in construction activities which might affect the employees and others.

Since the employee's skills are very important for the Company's performance, in the year 2008, the Company provided 23 training courses to develop staff skills for each level of competency. The training was separated into 2 fields:

■ General Field, focusing on developing staff skills for each level of competency. There are 12 courses relating to project management, law of construction, supervisory skill, problem solving etc.

■ Support Field, providing details of standardized work methods for staff members. There are 11 courses relating to strategic development, coaching skill, communication skill, labor law etc.

In addition to the Head Office Training Division, the project sites also provide in-house training. The training courses for laborers focus on safety training programs to motivate them to work in safe ways and to develop their skills.

**4.3.3 Customers:** The Company has provided good quality and a standard construction service with out any complaints.

**4.3.4 Partners and Creditors:** The Company always tries to commit to agreements with all partners and creditors.

**4.3.5 Business Competitors:** The Company always competes in government and private sector bidding with honesty, knowledge and transparency.

**4.3.6 General Public:** The Company emphasizes on occupational safety, health and a working environment management in order to protect the community and the environment from the effects of the construction activities. The construction units of the Company, therefore, have to control and take care their working environment, for example the prevention of oil leakage into soil and water, waste water treatment, bad-smelling odour control, vibration control, dust prevention, garbage disposal and an energy saving campaign.

In case anyone from the community has made a complaint to the Company saying that they have been affected by the construction activities of the Company, the representatives of the Company are required to investigate the facts, solve the problems, and explain to them so they can understand the situation, as soonest possible.

The Company has supported many kinds of the community development projects, such as projects and organizations for children, the handicapped, and for the education system.

**4.4 Information Disclosure and Transparency**

The Board of Directors has been deeply concerned to disclose sufficient, complete, reliable and timely information covering the Company's financial, important and general information which reflects the asset value and performance of the Company.

The Corporate Services Division has provided information and activity news directly to investors, shareholders, market analysts, the media and relevant authorities, as well as through the Company's web site at www.itd.co.th. The Division is able to handle communications with shareholders and facilitate investors and securities analysts on a fair and equitable basis and comply with the laws, rules and regulations of the Securities Exchange Commission and the Stock Exchange of Thailand. Interested parties requiring specific information can contact Corporate Services representatives on telephone +66 (0) 2716-1600 extension 3800-4, or by e-mail at cccs@itd.co.th.

In addition, during 2008, the Company's senior executives have disclosed financial/non-financial information and the business future of the Company and answered enquiries to investors, analysts and interested persons as follows:

| Activities | Sessions | Participants |
|---|---|---|
| One-on-one Meeting | 30 | 45 |
| Group Analyst Meeting | 1 | 27 |
| Quarterly Briefing | - | - |
| International Road Show | 3 | 53 |

Significant information disclosed on the Company's website is as follows:

- The Summary of Financial Information and Financial Ratio (3 year latest)
- Annual Financial Statement (3 year latest) and the Latest Quarterly Financial Statement
- Company News
- Annual Report

### 4.5 The Responsibilities of the Directors

#### 4.5.1 The Structure of the Board of Directors

The Board of Directors consists of 9 members who are knowledgeable and with diverse experiences which are of benefit to the Company. The numbers of Directors are given below, and are listed under Management - Clause 1.4 - Names of the Members of Each Board:

| | | |
|---|---|---|
| ■ Executive Director | 4 Directors | (44.45%) |
| ■ Non-Executive Director | 2 Directors | (22.22%) |
| ■ Independent Directors | 3 Directors | (33.33%) |

Each Director has been able to express their own opinions, independently, regarding the operation of the Company and its annual strategic plan, without intervention, for the benefit of all shareholders and other stakeholders. In addition, the structure of the Board consists of 3 Independent Directors, which accounts for a third of the total number of Directors on the Board, and they were appointed by the Audit Committee. The Chairman of the Audit Committee was also appointed as the Chairman of the Board of Directors, thereby providing balance of power and proper verification of the operations.

The present Independent Directors are as follows:

1) Pol.Lt. Chatrachai Bunya-Ananta

2) Dr. Krisorn Jittorntrum

3) Mr. William Lee Zentgraf

Furthermore, the Chairman of the Board of Director is an Independent Director and is not the same person as the President (Managing Director) in order to provide checks and balances to the management of the Company.

The authorities of the Chairman and the President are clearly defined and separated, as follows;

**The Chairman** Taking the role as the leader of the Board of Directors and the Chairman of the Directors' Meetings and Shareholders' Meetings.

**The President** Taking the role as the leader of the Board of Management and being authorized by the Board of Directors to direct and control the management staff for the Company's goals achievement.

The Company has appointed Mr. Woravudh Hiranyapaisansakul to be the secretary of the Company who carries out duties as stipulated under the Securities and Exchange Act (No. 4) B.E. 2551 and is responsible for: advice to the Director on laws and regulations, support of the Director's activities, and coordination with other parties to comply with the resolution of the Board of Directors.

#### 4.5.2 The Subcommittee

The Board of Directors appointed the Audit Committee as the subcommittee to assist with the corporate governance of the Company.

The present members of the Audit Committee are as follows;

| | |
|---|---|
| 1) Pol.Lt. Chatrachai Bunya-Ananta | Chairman (Independent Director) |
| 2) Dr. Krisorn Jittorntrum | Director (Independent Director) |
| 3) Mr. William Lee Zentgraf | Director (Independent Director) |
| And Manager of Internal Audit Division | Secretary of the Audit Committee |

The Audit Committee held 4 meetings during the year 2008. Agendas were sent to the Committee members to study at least 7 days in advance and all members of the Committee attended the meetings, all of which lasted 2 to 3 hours. Conclusions regarding the performance of the Audit Committee are in the Report of the Audit Committee as referred to the Annual Report of the Company.

The Company does not yet have a Remuneration Committee or a Nominating Committee, but the Board of Directors has set up a transparent procedure to determine appropriate levels of remuneration by comparisons with other companies of similar size in the same industries, and partly by the performance of the Company. In any case, the amount of remuneration to be paid to Directors must be finally approved by a meeting of the shareholders.

The Company has also set up a transparent procedure to select the Directors, although it does not yet have a Nominating Committee.

In case any vacancy occurs in the Board of Directors by rotation, the Board of Directors and/or the shareholders will select the appropriate candidates, who are then appointed by a meeting of shareholders, in the following manner:

(1) Each shareholder has as many votes as he/she owns shares.

(2) When electing Directors, they may be elected one at a time or in a group. With each election, however, the principle of article (1) above must be followed. No voter may divide his/her votes among several candidates or allot to one candidate fewer votes than what he/she has.

(3) The candidates whom receiving the highest votes shall be appointed to be Directors respectively until the number of directors of the Company, or the number of Directors to be elected at such election is reached. If two or more candidates receive an equal number of votes, then the Chairman of the meeting shall cast his tie-breaking vote to decide the matter.

At the Annual General Meeting of the Shareholders, one third of the Directors shall retire. If their number is not evenly divisible by three, then the number to be replaced must be the number closest to one third. Those who have served longest in their present positions as Directors are the first to be replaced. However, any retired Directors might be selected to be the candidates for the next term.

In case of any vacancy occurs in the Board of Directors other than by rotation, the Board of Directors shall elect a person who has the qualifications and who is not disqualified under the law to be the Director as a replacement at the following meeting of the Board of Directors, unless the remaining term is less than 2 months. New Directors shall be supported by a vote of not less than 3/4 of remaining Directors and be in office for the remaining term of the Directors whom they replace.

### 4.5.3 The Roles and Responsibilities

#### 4.5.3.1 Authorities and Responsibilities

The Board of Directors has participated in the setting up and approving visions, missions, targets and strategies of the Company. The Board of Directors then monitors the progress toward these objectives. In addition, the Board of Directors has also emphasized on having an effective internal control system, internal audit process, and management of business risks for ensuring business success.

The authorities and responsibilities of the Board of Directors are given under Management Clause 1 Management Structure

#### 4.5.3.2 The Policy of Corporate Governance

Recognition of the importance of good corporate governance is essential in creating value-added efficiency of the organization which affects stakeholders confidence. Pursuant to the meeting of the Board of Directors, the Board has approved and officially announced "ITD Corporate Governance Handbook" which collects philosophies, policies and code of conduct about corporate governance of the Company. It provides guidelines and a progress report for corporate governance practices which lead to evaluation and improvement procedures. This handbook disclosed in the Company intranet and website (http://www.itd.co.th)

The Policy of the Corporate Governance must be reviewed every year to suit for the situation. In 2008, the Board of Directors has reviewed the Policy on the Corporate Governance and established the Policy on Corporate Social Responsibility.

#### 4.5.3.3 Code of Ethical Conduct

The Company has announced a code of ethical conduct for the Board of Directors, Management and Staff to perform their duties with honesty and integrity for the Company and every group of stakeholders. The said code of conduct was announced in the Company intranet and website.

Furthermore, the Company tried to promote a code of ethical conduct, and employees' rules and regulations among all new staff on their orientation day. The management must be the model of good practice and also be responsible for proper care of all staff and subordinates to make sure that these rules and regulations are all strictly observed and practiced.

#### 4.5.3.4 Conflict of Interest

The Company has established the policy to manage conflict of interest and implemented measures to prevent the internal abuse of confidential or privileged information. The said policy and measures have been disclosed in the Company intranet and website.

The Board of Directors knows the rules and requirements relating to conflicts of interest between related business entities. Where such conflicts have arisen they are shown in the table Related Party Transactions and in all cases have been addressed in accordance with the Stock Exchange Regulations such that prices and conditions of procurement are the same as would apply in normal third party "arm's length" transactions. The Related Party Transactions table provides details of the parties concerned, contract value, reason/ necessity for relationship and is repeated in Form 56-1.

**4.5.3.5 Internal Control and Internal Audit Systems**

The Company has set up its own effective internal control to enable the appropriate conduct of its business or work activity environments in conjunction with the internal audit. The management of internal control is carried out based on international standards under five principal elements as follows:

**1) Control Environment**

- Determining clear and measurable policies, goals and directions of the Company as well as providing supervision of business activities to meet the targets.
- Issuing the Business Ethics Policy and Employee's Code of Conduct to guide the executives, directors and employees of all levels for their proper and due conduct. In this regard, the Company through its corporate relations will provide awareness of high value of honesty and integrity.
- Setting organizational structure with clear and appropriate command lines and scope of responsibilities. The Company has appointed assistants to each supervisory director for better supervision and effective performance of all projects.
- Providing the specific job descriptions and work manuals for the employees as a tool for performance of duties and prevention of overlap or omission of works.
- Training Company personnel according to its Annual Human Resources Development Plan based on competency principles. It is the personal behavior-oriented development program that will help them to succeed in their work and good performance.
- Setting up the Audit Committee with duties and responsibilities to supervise activities and duties as assigned by the Company's Board of Directors.
- Setting up the Internal Audit Division, as the Company realizes that the internal auditing is an important mechanism for the effective internal control. The audited worksites will realize and improve their care in the job performance.

**2) Risk Management**

- The Company conducts evaluation of the potential risks from internal and external factors to reasonably ensure prevention of damages or mistakes. Alternatively, if the damages or mistakes actually occur, the impact shall be within acceptable level. The risk management must be conducted continuously and regularly to monitor actual exposures at any time.

**3) Control Activities**

- The Company has set the policies, work plans and budgets, procedures, as well as control for achievements of its goals. The executives as well as all levels of staff should properly comply with them and shall not commit any misconduct against the intent of laws, regulations, rules or orders.

**4) Information and Communications**

- The Company efficiently provides essential and current information for the performance of its personnel. The executives as well as all levels of employees should properly respond to the information, especially with regard to the accounting and financial information. The SAP computer data control system is used for linkage between the worksites and the head office for effective communication.
- The communications between the executives and the work operators or between worksites are operated for the understanding and speed of work performances via electronic mail and intranet.
- Company's Corporate Service Division is responsible for investor relations, distribution of financial and general information as well as critical information which may have an affect on stock prices for investors or the general public.

**5) Monitoring Program**

- The Company's Internal Audit Division inspects the operations and evaluates the internal control systems. They make such reports to the management and the Audit Committee of the Company. If there are any potential risks, the management shall determine control measures to systematically and continuously resolve the problems. The Board of Directors' opinion states that the Company's Internal Control System and the governance of its subsidiaries were appropriate and adequate to protect its assets from being abused by the Company's directors and executives.
- The audited worksites receive recommendations to correct their performances or to increase stringent control measures. The Internal Audit Division of the Company follows up, evaluates and reports on the audit results to the management and the Audit Committee of the Company on a regular basis. The Audit Committee's opinion states that the Company's Internal Control System was appropriate, adequate and effective
- The Certified Public Accountant's opinion states that the Company's internal control system is adequate, appropriate and careful. Also, no defects were found to have a significant impact against the Company.

### 4.5.4 The Directors Meetings

The Board of Directors schedules regular meetings every three months. The meeting agendas clearly state the matters for acknowledgement or approval. The Company serves the meeting notices, including the agenda and attached documents, on each Director at least 7 days in advance of the meeting so that they have enough time to review and study them. Normally, each meeting takes about 2 to 3 hours. The chairman allots adequate and appropriate time for discussion on all agenda items which are prioritized in terms of significance.

The minutes of meeting are prepared in writing and filed after inspection by the executives and Directors. All such documents are duly signed by the Directors and they are available for review by any interested persons.

In 2008, four of Board of Directors' Meetings were held. Attendance by each and all of the members of the Board was as follows.

| Name | Number of attendance/total number of meeting (times) |
|---|---|
| 1. Pol.Lt. Chartachai Bunya-Ananta* | 2/4 |
| 2. Mr. Premchai Karnasuta | 4/4 |
| 3. Mrs. Nijaporn Charanachitta | 4/4 |
| 4. Dr. Krisorn Jittorntrum | 4/4 |
| 5. Mr. William Lee Zentgraf | 4/4 |
| 6. Mr. Pathai Chakornbundit | 4/4 |
| 7. Mr. Tawatchai Suthiprapha | 4/4 |
| 8. Mr. Yutachai Charanachitta | 4/4 |
| 9. Mr. Peeti Karnasuta** | 3/4 |

**Remarks**

* *He was admitted to hospital during February - June 2008.*

** *He* was appointed to be a Director on 24 March 2008 according to the resolution of the Board of Directors' Meeting No.4/3/2008.

### 4.5.5 The Self Assessment of the Directors

In 2008, the Board of Directors conducted an annual self assessment of the effectiveness of their performances. This assessment is conducted every year.

### 4.5.6 Remuneration of Directors and Management Staff

#### 4.5.6.1 Remuneration of Directors

The Company has determined the Remuneration of Directors clearly and transparently based on comparable industry levels and for the efficiency required of supervising Directors. Directors assigned to be the Audit Committee receive additional remuneration for full discharge of their Audit Committee duties. In any case, the amount of remuneration to be paid to directors must be finally approved by a meeting of the shareholders.

#### 4.5.6.2 Remuneration of the Board of Management

The remuneration of the Board of Management members follows the principles and policy determined by the Board of Directors and depends on the corporate and individual achievement.

#### 4.5.6.3 Remuneration in the year 2008

1) Remuneration in Cash

A. Remuneration of Directors

| Directors | Position | Remuneration amount (Baht / year) |
|---|---|---|
| 1. Pol.Lt. Chartachai Bunya-Ananta | Chairman the Board of Directors<br>Chairman of Audit Committee | 750,000 |
| 2. Mr. Premchai Karnasuta | Director | 580,000 |
| 3. Mrs. Nijaporn Charanachitta | Director | 580,000 |
| 4. Dr. Krisorn Jittorntrum | Independent Director<br>Audit Committee | 580,000 |
| 5. Mr. William Lee Zentgraf | Independent Director<br>Audit Committee | 580,000 |
| 6. Mr. Pathai Chakornbundit | Director | 580,000 |
| 7. Mr. Tawatchai Suthiprapha | Director | 580,000 |
| 8. Mr. Yutachai Charanachitta | Director | 580,000 |
| 9. Mr. Peeti Karnasuta | Director | 580,000 |
| Total | | 5,390,000 |

B. Remuneration of the Board of Management

The 13 members of the Board of Management received, in total, remuneration amounting to Baht 62,134,103 for the full discharge of their respective duties.

The Company contributed an amount equal to two percent (2%) of the salary of those members of the Board of Management and management staff of the Company who are members of the Registered Provident Fund.

2) Other Remuneration of Directors

- None -

### 4.5.7 Director Development

The Directors of the Company have passed the IOD training programs as follows:

A. Mrs. Nijaporn Charanachitta - Director Certification Program (DCP)

B. Mr. Pathai Chakornbundit - Director Certification Program (DCP)

C. Mr. Yutachai Charanachitta - Director Certification Program (DCP)
- Director's Registration System and Director Manual.
- Direct Finance the Skill Update Program for Director

D. Mr. Tawatchai Suthiprapha - Director Accreditation Program (DAP)
- Finance for Non Finance Director

## 5) Internal Information Control

See details under Management - Clause 5.3.5 - Internal Control and Audit Syatem

## 6) Human Resources

6.1 Total Number of Employees as of 31st December 2008 = 26,877

6.2 Number of Employees by Major Categories

6.2.1 Categorized by job classification:

| | | |
|---|---|---|
| ■ Engineers | = | 1,483 |
| ■ Accountants | = | 249 |
| ■ Administrators | = | 232 |
| ■ General Employees | = | 24,877 |
| **Total** | **=** | **26,877** |

6.2.2 Categorized by the Company's business categories (9 categories):

| | | | |
|---|---|---|---|
| 1. | Buildings | = | 10,250 |
| 2. | Industrial Plants | = | 5,029 |
| 3. | Pipelines and Utility Works | = | 2,117 |
| 4. | Highways, Expressways, Railways and Bridges | = | 3,026 |
| 5. | Airports, Ports, Jetties, River Protection, Dredging & Reclamation, Marine Works | = | 1,953 |
| 6. | Dams and Tunnels | = | 1,690 |
| | Mining | = | 1,223 |
| 8. | Steel Structures | = | 745 |
| 9. | Telecommunications | = | 259 |
| 10. | Head Office | = | 585 |
| | **Total** | **=** | **26,877** |

6.3 Employee Numbers in Previous Years:

| | | |
|---|---|---|
| ■ Total number of employees as of 31st December 2006 | = | 30,686 |
| ■ Total number of employees as of 31st December 2007 | = | 29,134 |
| ■ Total number of employees as of 31st December 2008 | = | 26,877 |

6.4 Major Labor Disputes during the Past Three Years

None

6.5 Employee Benefits for the Year 2008

- Baht 6,906,488,000 (Salary, Bonus and Provident Fund)

6.6 Employee Skill Development Policy

See details under Management - Clause 4.3.2 - Employees

Experience of Board of Directors and Board of Management

1. **Pol.Lt. Chatrachai Bunya-anata** **Age: 76 years**

**Education:**

B.A. Economics Accountancy, Wales, UK

Advanced Management Program Harvard University, U.S.A.

National Defense College Program, Bangkok

**Chairman the Board of Directors:**

Italian-Thai Development Plc.

Board of Governors Bangkok Pattana School

**Chairman of the Audit Committee:**

Italian-Thai Development Plc.

**Director:**

Italian-Thai International Co., Ltd.

Italian-Thai Land Co., Ltd.

General Prem Tinsulanonda Foundation

Royal Orchid Sheraton Hotel

**Boardmember:**

Dusit Thani Group

**Hon Advisor:**

Dusit Thani College

**Audit Committee Member:**

MBK Property and Development Company Limited

2 **Mr. Premchai Karnasuta** **Age: 54 years**

**Education:**

Master of Business Administration University of Southern California U.S.A.

B.S. in Mining Engineering: Colorado School of Mines, U.S.A.

**Director and President:**

Italian-Thai Development Plc.

**Director:**

Charoong Thai Wire & Cable Plc.

Imperial Technology Management Services Plc.

Siam Machinery and Equipment Co., Ltd.

Tayakhee Co., Ltd.

Siam Concrete Brick & Products Co., Ltd.

Thai Maruken Co., Ltd.

Khunka Palangthai Co., Ltd.

C.P.K. International Co., Ltd.

Southern Industries (1996) Co., Ltd.

Siam Pacific Holding Co., Ltd.

Amari Co., Ltd.

Nipa Lodge Co., Ltd.

Italthai Holding Co., Ltd.

Italthai Marine Co., Ltd.

Italthai Trevi Co., Ltd.

Palangthai Kaona Co., Ltd.

ITAC Joint Venture

Myanmar ITD Co., Ltd.

Praram 9 Square Co., Ltd.

Thai Contractors Asset Co., Ltd.

Nhapralarn Crushing Plant Co., Ltd.

Thai Pride Cement Co., Ltd.

Bhaka Bhumi Development Co., Ltd.

Nahathai Co., Ltd.

Kanika Co., Ltd.

Toyo-Thai Corporation Plc.

Chantaburi Country Club Co., Ltd.

Asian Steel Products Co., Ltd.

Thai Nippon Steel Engineering & Construction Corp. Co., Ltd.

Bangkok Steel Wire Co., Ltd.

Palit Palangngan Co., Ltd.

Praram 9 Square Hotel Co., Ltd.

Chantaburi Farm Co., Ltd.

Italthai Real Estate Co.,Ltd.

Italian-Thai Land Co., Ltd.

Amari Orchid Lodge Co.,Ltd.

Italthai Industrial Co., Ltd.

Italthai Engineering Co., Ltd.

Italian-Thai International Co., Ltd.

PT Thailindo Bara Pratama Co., Ltd.

Asian Steel Corporation Co., Ltd.

MCRP Holding Corporation Ltd.

ATO Asia Turn-out Co., Ltd.

Siam Fiber Optics Co., Ltd.

Metropolitan Water & Services Co., Ltd.

Thai Rent All Co., Ltd.

MCRP Construction Co., Ltd.

Amari Hotel & Resort Co., Ltd.

ITD Cementation India Limited.

Dithee Co., Ltd.

Saraburi Construction Technology Co., Ltd.
Triam Karn Kha Co., Ltd.
Takolkiat Co., Ltd.
Panoot Co., Ltd.
Lalasa Co., Ltd.
Wildemere Co., Ltd.
Sarithorn Co., Ltd.
Koh Kong Power Light Co., Ltd.
Asia Logistics Development Co., Ltd.
Asia Industrial and Port Corporation Co., Ltd.
Italian-Thai Scanska Lyndby Joint Venture
ION Joint Venture
ITD-NSC Joint Venture
Tongkrai Co., Ltd.
Tridayuk Co., Ltd.
Bhantuwong Co., Ltd.
Phannin Co., Ltd.
Lasalle Co., Ltd.
Asia Pacific Potash Corporation Co., Ltd.
Sino Lao Aluminum Co., Ltd.
Italian-Thai Power Co., Ltd.
Sin Rae Muang Thai Co., Ltd.
Lao Metal Industry Co., Ltd.
Ando & Italian-Thai Joint Venture
Thai Ando Italian-Thai Joint Venture
ITD-EGC Joint Venture

**3. Mrs. Nijaporn Charanachitta** **Age: 57 years**

**Education:**

M.B.A. (Finance) University of Wisconsin (Madison), U.S.A.
B.A. (Faculty of Art) Chulalongkorn University

**Chairman:**

The Oriental Hotel (Thailand) Plc.
Sankyu - Thai Co., Ltd.
Amari Co., Ltd.
Amari Hotel & Resort Co., Ltd.
Thai Barge Container Services Co., Ltd.

**Director and Senior Executive Vice President:**

Italian-Thai Development Plc.

**Director:**

Italian-Thai Development Plc.
Toyo-Thai Corporation Plc.
ATO Asia Turn-out Co., Ltd.
Italian-Thai International Co., Ltd.
Italthai Industrial Co., Ltd.
Siam Concrete Brick & Product Co., Ltd.
Thai Maruken Co., Ltd.
Aquathai Co., Ltd.
Asia Pacific Potash Corporation Co., Ltd.
Asia Steel Product Co., Ltd.
Bangkok Steel Wire Co., Ltd.
Bhaka Bhumi Development Co., Ltd.
Bhantuwong Co., Ltd.
Chantaburi Country Club Co., Ltd.
Chantaburi Farm Co., Ltd.
Chao Phraya Development Corporation
Siam Pacific Holding Co., Ltd.
Siam Sightseeing Co., Ltd.
Sino Lao Aluminum Co., Ltd.
Italian-Thai Land Co., Ltd.
Italian-Thai Power Co., Ltd.
Italthai Holding Co., Ltd.
Italthai Marine Co., Ltd.
Italthai Real Estate Co., Ltd.
Italthai Trevi Co., Ltd.
Tridayuk Co., Ltd.
Charoong Thai Wire & Cable Plc.
Lasalle Co., Ltd.
Myanmar ITD Co., Ltd.
Napralan Crushing Plant Co., Ltd.
Pacific-Thai Electric Wire & Cable Co., Ltd.
Palangthai Kaona Co., Ltd.
Palit Palanguan Co., Ltd.
Panoot Co., Ltd.
Phanin Co., Ltd.
Praram 9 Square Co., Ltd.
Praram 9 Square Hotel Co., Ltd.
PT Thai Lindo Bara Pratama Co., Ltd.
Sakdi Sin Prasit Co., Ltd.
Saraburi Construction Technology Co., Ltd.
Sarithorn Co., Ltd.
Siam Machinery & Equipment Co., Ltd.
CPK International Co., Ltd.
Dithee Co., Ltd.
Takolkiat Co., Ltd.
Tayakhee Co.,Ltd.
Thai Contractors Asset Co., Ltd.
Thai Pride Cement Co., Ltd.
Thai Rent All Co., Ltd.
Tongkrai Co., Ltd.
ITD (SPV) Co., Ltd.
Wildemere Co., Ltd.

Kanika Co., Ltd.
Khunka Palangthai Co., Ltd.
Asia Logistics Development Co., Ltd.
ITAC Joint Venture
Koh Kong Power Light Co., Ltd.
Sin Rae Muang Thai Co., Ltd.
Asia Industrial and Port Corporation Co., Ltd.
ITD-VIS Joint Venture

**4. Dr. Krisorn Jittorntrum** **Age: 55 years**

**Education:**

Ph.D. Computing Research Group,Institute of Advance Studies, The Australia National University

**Independent Director:**

Italian-Thai Development Plc.

**Director:**

Asia Pacific Potash Corporation Co., Ltd.

**5. Mr. Pathai Chakornbundit** **Age: 66 years**

**Education:**

B.Eng (Civil), Chulalongkorn University

**Director and Senior Executive Vice President:**

Italian-Thai Development Plc.

**Director:**

Charoong Thai Wire & Cable Plc.
Aquathai Co., Ltd.
Asia Pacific Potash Corporation Co., Ltd.
Bhaka Bhumi Development Co., Ltd.
Palangthai Kaona Co., Ltd
Italian-Thai Gypsum Co., Ltd.
Italthai Marine Co., Ltd.
Thai Maruken Co., Ltd.
Thai Nippon Steel Engineering & Construction Co., Ltd
Thai Pride Cement Co., Ltd.
Asia Logistics Development Co., Ltd.
ITAC Joint Venture
Thai Ando & Italian-Thai Joint Venture
Khunka Faifa Thai Co., Ltd.
Khunka Palangthai Co., Ltd
Koh Kong Power Light Co., Ltd.
Myanmar ITD Co., Ltd.
Palit Palanguan Co., Ltd.
Sarithorn Co., Ltd.
Italthai Trevi Co., Ltd.
ITD Cementation India Limited.
ITD-EGC Joint Venture Co., Ltd.
Asia Industrial and Port Corporation Co., Ltd.
Sin Rae Muang Thai Co., Ltd.
IOT Joint Venture
ITD-NSC Joint Venture

**6. Mr. Yuthachai Charanachitta** **Age: 30 years**

**Education:**

Bachelor Degree in Economics, Hamilton College, USA.

**Director:**

Italian-Thai Development Plc.
Italthai Industrial Co., Ltd.
Amari Co., Ltd.
Chao Phraya Development Corporation Co., Ltd.
Sakdi Sin Prasit Co., Ltd.
Amari Hotel and Resort Co., Ltd.
Thai Contractors Asset Co., Ltd.
The Oriental Hotel (Thailand) Plc.
Italthai Engineering Co., Ltd.
Muanjai Co., Ltd.
Baan Krating Co., Ltd.
Riverside Auction House Co., Ltd.
Italian-Thai Power Co., Ltd.

7. **Mr. Tawatchai Suthiprapha** **Age: 65 years**

**Education:**

B.Eng (Civil), Chulalongkorn University

**Director and Senior Executive Vice President:**

Italian-Thai Development Plc.

**Director:**

ATO Asia Turn-Out Co., Ltd.

Sarithorn Co., Ltd

Asia Logistics Development Co., Ltd.

ITO Joint Venture

ION Joint Venture

Siam Steel Tower Co., Ltd.

Saraburi Construction Technology Co., Ltd.

Asia Industrial and Port Corporation Co., Ltd.

ITD-VIS Joint Venture

Sumitomo-Italian-Thai Joint Venture

8. **Mr. William Lee Zentgraf** **Age: 68 years**

**Education:**

A.B.(cum laude) Harvard College

**Independent Director, Audit Committee Member:**

Italian-Thai Development Plc.

**Director:**

The Oriental Hotel (Thailand) Plc.

9 **Mr. Peeti Karnasuta** **Age: 27 years**

**Education:**

Applied Economics University of Saint Andrews

**Director:**

Italian-Thai Development Plc.

Suvarnabhumi Entertainment Co., Ltd.

3B Holding Co., Ltd.

P3 Global Energy Co., Ltd.

Auo Siam Marine Co., Ltd.

Italian-Thai Power Co., Ltd.

10. **Mr. Weera Bunduwongse** **Age: 76 years**

**Education:**

Patumwan Engineering College Cert. in Mechanical Engineering

Royal Irrigation Dept. Certificate

**Senior Executive Vice President:**

Italian-Thai Development Plc.

**Director:**

PT Thai Lando Bara Pratama Co., Ltd.

Asia Pacific Potash Corporation Co., Ltd.

11. **Mr. Somchai Tumrongwang** **Age: 68 years**

**Education:**

B.Eng (Civil), Chulalongkorn University, Honour

**Senior Executive Vice President:**

Italian-Thai Development Plc.

12. **Mr. Anan Amarapala** **Age: 62 years**

**Education:**

B.Eng (Civil), Chulalongkorn University

**Vice President (Marine):**

Italian-Thai Development Plc.

13. **Mr. Tawee Changpetch** **Age: 63 years**

**Education:**

B.Eng (Civil), Chulalongkorn University, Honour

**Executive Vice President:**

Italian-Thai Development Plc.

**14 Mr. Thanin Bumrungsap** **Age: 60 years**

**Education:**

Master's Degree in Geotechnical Engineering

Asian Institute of Technology (AIT), Bangkok

**Vice President (Project):**

Italian-Thai Development Plc.

**Director:**

Sino Lao Aluminum Co., Ltd.

**15. Dr. Nattawuth Udayasen** **Age: 59 years**

**Education:**

Ph.D. University of Waterloo, Canada

**Vice President (Project):**

Italian-Thai Development Plc.

**16. Mr. Sompop Pinijchai** **Age: 51 years**

**Education:**

M.B.A. (Finance), NIDA

**Vice President (Cost Engineering Analysis):**

Italian-Thai Development Plc.

**Director:**

Italthai Marine Co., Ltd.

**17. Mr. Chatichai Chutima** **Age: 48 years**

**Education:**

Master of Economics from Ohio University, U.S.A.

**Vice President (Finance):**

Italian-Thai Development Plc.

**Director:**

Siam Pacific Electric Wire & Cable Co., Ltd.

Siam Steel Syndicate Co., Ltd.

ITD (SPV) Co., Ltd.

**18. Mrs. Pienghathai Pongsuwan** **Age: 48 years**

**Education:**

Master Degree - Management, Sasin Graduate Institute of Business Administration of Chulalongkorn University

**Vice President (ITD Group of Company and Contract Administration):**

Italian-Thai Development Plc.

**19. Mrs. Mathanee Vanichapol** **Age: 68 years**

**Education:**

B.Acc (Accounting), Chulalongkorn University

**Vice President (Accounting):**

Italian-Thai Development Plc.

## Number of Shares Held by ITD Directors and Directors Remuneration

As December 31, 2008

| Name | Position | Share Amount | Change during the year | Remuneration Baht |
|---|---|---|---|---|
| 1. Pol.Lt. Chartachai Bunya-Anant | Chairman the Board of Directors | 12,000 | - 0 - | 750,000.00 |
| | Chairman of Audit Committee | | | 460,000.00 |
| 2. Mr. Premchai Karnasuta | Director | 819,544,470 | - 0 - | 580,000.00 |
| 3. Mrs. Nijaporn Charanachitta | Director | 462,653,640 | - 0 - | 580,000.00 |
| 4. Dr. Krisorn Jittorntrum | Independent Director | - 0 - | - 0 - | 580,000.00 |
| | Audit Committee Member | | | 365,000.00 |
| 5. Mr. Pathai Chakornbundit | Director | 60,000 | - 0 - | 580,000.00 |
| 6. Mr. Yuthachai Charanachitta | Director | 33,400,000 | - 0 - | 580,000.00 |
| 7. Mr. Tawatchai Suthiprapha | Director | - 0 - | - 0 - | 580,000.00 |
| 8. Mr. William Lee Zentgref | Independent Director | - 0 - | - 0 - | 580,000.00 |
| | Audit Committee Member | | | 365,000.00 |
| 9. Mr. Peeti Karnasuta | Director | 33,701,000 | - 0 - | 580,000.00 |

## Report of the Audit Committee For the Year 2008

The Audit Committee of Italian-Thai Development Public Company Limited was duly appointed by the resolution of the Company's Board of Directors at their meeting on 24th March 2008. The three members of the Audit Committee were appointed for a three-year term, comprising:

| | |
|---|---|
| 1. Pol.Lt. Chartachai Bunya-Ananta | Audit Committee Chairman |
| 2. Dr. Krisorn Jittorntrum | Audit Committee Member |
| 3. Mr. William Lee Zentgraf | Audit Committee Member |

Mr. Withit Ouaysinprasert, the manager of Internal Audit Division, serves as the secretary of the Audit Committee. All members of the Audit Committee are independent and duly qualified by the requirements of the Stock Exchange of Thailand. As assigned by the Company's Board of Directors, the Committee has performed their duties and responsibilities in accordance with the directions of the Board of Directors and in compliance with the requirements of the Stock Exchange of Thailand. In 2008, they held 4 Audit Committee Meetings, each of which was met by presence of all members except for the Chairman's absence in the 1st and 2nd meetings due to his illness. The significant activities undertaken by the Audit Committee in the year 2008 were as follows:

- Review and approval of quarterly Financial Statement, 2008 Annual Financial Statement, Certified Public Accountant's report, Financial Status report and Company's Performance report. The Committee's opinion states that the Financial report was accurate and reliable.
- Review of the Company's Internal Control System. The Committee's opinion states that the Company's Internal Control System was appropriate, adequate and effective.
- Review of legal compliance. The Committee's opinion states that the Company has complied with the laws relating to the Stock Exchange of Thailand and the requirements thereof, the public company act, the labor law and the construction law.
- Selection and recommendation for appointment of the Certified Public Accountant of the Company. The Committee's opinion states that Mr. Somckid Tiatragul, Certified Public Accountant no. 2785 and/or Mrs. Sumalee Chokdeeanant, Certified Public Accountant no. 3322 from Grant Thornton Limited are qualified to be the Company's auditor in the year 2008.
- Review of the trade agreement with general conditions on transactions made between the Company or its subsidiaries and its directors, executives or connected persons. The Committee's opinion states that the transactions are accurate and transparent for elimination of any conflict of interest.
- Review and approval of the 2008 Annual Audit Plan prepared by the Company's Internal Audit Division.
- Verification of the audit operation and approval of the audit reports prepared by the Internal Audit Division.
- Acknowledgement of the progress report on the remedy of mistakes in the performance of each worksite and making additional suggestions to enhance the suitability and carefulness thereof.
- Review of risk management arising of the increases of steel and diesel oil prices in 2008 as well as measures to support the direct impact to the Company.



(Pol.Lt. Chartachai Bunya-Ananta)
Audit Committee Chairman
Dated 25th March 2009

## Marketing and Competition

Competition in the construction industry is intense due to a relative decline in the number of construction projects in recent years and the postponing of the bids for the government's mega projects. New project awards are typically determined through a competitive bidding process, and after potential bidders pre-qualify to bid on a project, the principal competitive consideration is the price of the bid. This increase in competition for construction projects has led to price competition and a general decrease in contract prices.

### Clients

We classify our clients in two ways - by the type of client and by the location of client. The type of client is determined by whether they are in the public sector (including state-owned enterprises), or in the private sector. The location of the client is either domestic or international and is determined by whether the work we perform for the client is in Thailand or outside Thailand. As of December 31, 2008, the public sector accounted for approximately 85.6% of our backlog, while the private sector accounted for approximately 14.4%. Domestic clients accounted for approximately 82.2% of our backlog as of December 31, 2008, while international clients accounted for approximately 17.8%.

| Backlog by Client Classification<br>As of December 31, | 2006<br>(%) | 2007<br>(%) | **2008**<br>**(%)** |
|---|---|---|---|
| Public Sector Backlog | 86.9 | 83.0 | **85.6** |
| Private Sector Backlog | 13.1 | 17.0 | **14.4** |
| Total | 100.0 | 100.0 | **100.0** |
| Domestic | 69.5 | 69.8 | **82.2** |
| International | 30.5 | 30.2 | **17.8** |
| Total | 100.0 | 100.0 | **100.0** |

Prior to the Asian financial crisis that began in 1997, the public sector accounted for approximately 60% of our work and the private sector accounted for approximately 40% of our work. During the Asian financial crisis, we experienced significant non-payment of amounts owed to us from our private sector property developer clients. As a result, and because the public sector has generally been more active than the private sector in the construction industry since the Asian financial crisis, we have focused on obtaining public sector work in Thailand and have been more active in pursuing public sector work outside of Thailand.

Partly because of the foregoing, as well as our focus on large infrastructure projects, a substantial portion of our work is attributable to a limited number of government enterprises. We generally target large, high-profile contracts from public sector entities. As a result, at any point in time a small number of clients may account for a major portion of our revenues and backlog. The Electricity Generating Authority of Thailand, the Dhanarak Asset Development Company Limited, the Bangkok Metropolitan Administration, Delhi Metro Rail Corporation Ltd., the National Housing Authority, the Ministry of Transportation, Taiwan, PTT Public Company Limited and Electricte de France Company Limited together accounted for 37.69% of our construction revenues in 2008 and 57.61% of our backlog as of December 31, 2008.

### Competition

There are more than 570 companies operating in the construction business who are members of the Thai Contractors Association, including Thai companies, foreign companies and joint ventures between Thai and foreign companies. Competition is mainly based on price, but a key factor that affects the ability to price a bid competitively is the sourcing of materials. The fluctuation of the price of materials has an impact upon the construction industry because the value of materials typically represents approximately 30 to 40% of the entire project cost. Other than the availability of materials, significant competitive factors include the expertise and experience of employees and subcontractors, as well as joint venture formation for technological support and business alliances.

Thai public sector agencies typically only allow contractors who meet certain criteria to bid for contracts. Construction contractors may be divided into classifications by level of expertise, technical knowledge and resource availability. Contractors who are classified in the highest level typically pre-qualify to bid for all types of contracts, while contractors who are not classified in the highest level are typically excluded from bidding on contracts which require higher levels of expertise. We believe that many public sector clients in Thailand have classified us in the highest level.

The following table sets forth the construction contractors in Thailand that are listed on the SET and their reported revenues of each for 2008:

| Company Name | Revenues (million Baht) | % of Total |
|---|---|---|
| Italian-Thai Development Public Company Limited | 43,698.8 | 40.3 |
| Sino-Thai Engineering Public Company Limited | 14,716.8 | 13.6 |
| CH. Karnchang Public Company Limited | 14,510.6 | 13.4 |
| Power Line Engineering Public Company Limited | 9,118.3 | 8.4 |
| Syntec Construction Public Company Limited | 6,106.2 | 5.6 |
| Christiani & Neilsen (Thai) Public Company Limited | 5,072.1 | 4.7 |
| Nawarat Pattanakan Public Company Limited | 3,800.6 | 3.5 |
| EMC Public Company Limited | 2,756.1 | 2.6 |
| Uniq Engineering and Construction Public Company Limited | 2,276.0 | 2.1 |
| Pre-Built Public Company Limited | 2,139.1 | 2.0 |
| Ascon Construction Public Company Limited | 1,958.6 | 1.8 |
| SEAFCO Public Company Limited | 1,621.6 | 1.5 |
| PAE (Thailand) Public Company Limited | 468.7 | 0.4 |
| Power-P Public Company Limited | 82.2 | 0.1 |
| **Total** | **108,325.7** | **100.0** |

*Source: Stock Exchange of Thailand*

*Note: K-Tech Construction Public Company Limited is excluded because of no financial statement in 2008.*

There are not only Thai companies, but also foreign construction companies operating in Thailand. However foreign construction companies are restricted from the bidding in the government projects because of the government's regulation which requires that the bidders must be Thai juristic persons (i.e. a juristic person who has Thai nationality shareholders holding more than 50% of the shares). The foreign construction companies cannot set up a company or a branch in Thailand to bid for government projects without a majority of Thai nationality shareholders, except for the duration of specific and approved projects. Generally, this is only possible for projects undertaken by the public sector or with Government support. Therefore, most foreign construction companies must be registered to undertake general construction business in Thailand as company in which Thai nationals own the majority of the shares and contribute the majority of the capital, which effectively restricts their participation in the Thai construction sector.

As a result of the above restrictions, many foreign construction companies form joint ventures, or act in consortium with, Thai construction companies. These arrangements often provide greater access for foreign companies to the Thai market and allow Thai companies, including our Company, to benefit from the technical expertise and, in some case, financial strength of the foreign companies. These arrangements tend to be project-specific and usually dissolve when the project is completed. Our company has formed several such ventures for strategic reasons and in fields where we seek to gain experience.

We also bid for projects in neighboring countries and other countries in Asia. Creditable financial institutions, such as the Asian Development Bank, the World Bank or JBIC, financially support some of the major infrastructure projects for which we bid. These projects are open to international bidders with high qualification standards. In India, which we see as a future large market as an alternative to China, most local contractors failed to meet the required qualifications. The majority of our competitors there were joint ventures between local contractors and foreign contractors from countries such as China, Taiwan, Korea, Australia, Japan or countries in Europe.

## Risks Related to Our Business

**1. Our revenues and our potential revenue growth are highly dependent on Thai public sector contracts, Government policy and the Thai economy.**

We conduct a substantial portion of our operations in Thailand. In 2008, we generated 58.69% of our construction service revenues in Thailand. The Thai economy and the construction sector have recently been shrinking in decrements. Real GDP in Thailand grew 5.2% in 2006, 4.9% in 2007 and 2.6% in 2008 and real GDP of the construction industry increased 4.3% in 2006, 1.6% in 2007 and - 4.7% in 2008 (Source: NESDB). We cannot predict how long the current economic contraction will continue, or whether a severe financial or economic crisis will occur in the future. Factors that may adversely affect the Thai economy include:

- Decreases in business, industrial, manufacturing or industrial activity in Thailand or in the region or globally;
- Scarcity of credit or other financing, resulting in lower demand for products and services provided by companies in the region;
- Exchange rate and oil price fluctuations;
- A prolonged period of inflation or increase in regional interest rates;
- Changes in taxation;
- A re-emergence of Severe Acute Respiratory Syndrome (commonly known as SARS), avian influenza (commonly known as the bird flu) or the emergence of another highly infectious disease in Thailand or in other countries in the region;
- Political instability, terrorism or military conflict in countries in the region or globally;
- A continuation of, or increases in, the level of unrest in southern Thailand, and
- Other regulatory, political or economic developments in or affecting Thailand

Any economic recession or other deterioration in Thailand's economy, or decline in business, industrial, manufacturing or financial activity in Thailand could adversely affect our business financial condition, results of our operations and prospects.

In addition to our business concentration in Thailand, our business is also highly dependent on Thai public sector spending. Our major customers are the Thai government and its state-owned enterprises, such as the Electricity Generating Authority of Thailand, Dhanarak Asset Development Company Limited, Bangkok Metropolitan Administration, the National Housing Authority and PTT Public Company Limited. Our Thai public sector customers accounted for 74.1% and 74.3% of our construction revenues in 2007 and 2008, respectively, and 83.0% and 85.7% of our backlog as of December 31, 2007 and 2008, respectively.

While published government plans for Thailand provide for increased government expenditure on capital infrastructure projects, any significant budgetary reductions by the Thai government would adversely impact the amount of new public sector construction contracts awarded and either this, or any disruption of our relationship with the Government for any reason, would materially affect our business, financial condition, results of operations, prospects and returns of investors.

**2. The infrastructure projects that we undertake involve significant risks that could adversely affect our business, financial condition, results of operations and prospects.**

A significant portion of our revenues, particularly those relating to large infrastructure projects, are derived from contracts with governments, government-related entities or private companies holding concessions from government agencies within and outside Thailand. This exposes us to certain risks not associated with other types of construction projects. For example, many of these large infrastructure projects are high profile, which can result in increased political and public scrutiny of our work. In addition, these projects tend to be relatively complex, which requires us to commit a significant amount of resources and working capital to these projects. Such types of projects are also subject to delay or modification due to environmental considerations.

Because these projects are publicly funded, changes in government budget and policy considerations could result in delays or changes to these projects. Payments to construction companies providing services to these projects, including us, may also be delayed as a result of disputes with government agency or lenders to the projects. Delays in payments to us would adversely affect our cash flows and any disputes and changes in budget and policy considerations could affect our reputation and the availability of financing for future projects, all of which would adversely affect our business, financial condition, results of operations, prospects and returns of investors.

**3. If we are unable to accurately estimate the overall risks, revenues or costs on our contracts, or fail to agree to the pricing of work done pursuant to unapproved change orders, we may incur lower than anticipated profit or incur a loss on the contracts.**

Substantially all of our construction contracts are either fixed price or fixed unit price contracts. The terms of these contracts require us to guarantee the price of our services on a fixed price or a fixed unit price basis and assume the risk that the costs associated with our performance will not be greater than we anticipated. As a result, we will only realize a profit on these contracts if we successfully estimate for other factors, costs and avoid cost overruns. Cost overruns, whether due to inefficiency, inaccurate estimates or other factors, result in a lower profit or a loss on a project. Our project cost estimates are subject to a number of assumptions. Although we anticipate increased labor costs and materials costs in our bids, the revenue, cost and gross profit realized on a fixed price or fixed unit price contract may vary from the estimated amounts because of many factors, including changes in job condition, variations in labor and equipment productivity over the term of the contract and unexpected increases in costs of materials and labor.

Some of our construction contracts contain an escalation formula to accommodate unexpected increases in materials and labor costs. However, we are typically required to bear some portion of the increase before we can make a claim under the escalation formula. In any event, the escalation formula may not cover the full increase in cost for our materials or labor. If our estimates of the overall risk, revenues or costs prove inaccurate, or circumstances change, or if the escalation formula in our contracts does not cover the full increase in costs, we may incur a lower profit or a loss on our contracts, which could materially and adversely affect our business, financial condition, results of operations, prospects and returns of investors.

We are frequently required to perform extra or "change order" work as directly by the customer even if the customer has not agreed in advance on the scope or price of the work to be performed. This process may result in disputes over whether the work performed is beyond the scope of the work included in the original project plans and specifications or, if the customer agrees that the work qualifies as extra work, the price the customer is willing to pay for the extra work. Even when the customer agrees to pay for the extra work, we may be required to fund the cost of such work for a lengthy period of time until the change order is approved and funded by the customer. Also, these unapproved change orders, contract disputes or claims result in costs to us that cannot be billed for a period of time and, therefore, are reflected as "unbilled receivables" in our balance sheet. We cannot assure you that we will be able to invoice or recover the cost and profit margin for the extra or change order work in full, or at all, which may lead to business disputes or may otherwise adversely affect our business, financial condition, results of operations, prospects and returns of investors.

**4. We are reliant on a small number of clients.**

We generally target large government entities as clients. As a result, at any point in time a small number of clients may account for a substantial portion of our revenues and backlog. The Electricity Generating Authority of Thailand, Dhanarak Asset Development Company Limited, Bangkok Metropolitan Administration, Delhi Metro Rail Corporation Ltd., the National Housing Authority, Ministry of Transportation, Taiwan, PTT Public Company Limited and Electricte de France accounted for 43.4% and 37.7% of our construction revenues in 2007 and 2008, respectively, and 54.9% and 57.6% of our backlog as of December 31, 2007 and 2008, respectively. If any of these clients ceases to provide us with new work or if there are any significant disputes relating to any of our contracts with any of these clients, this could temporarily disrupt our business, which could materially and adversely affect our business, financial condition, results of operations, prospects and returns of investors.

**5. Our failure to meet schedule requirements of our contracts could require us to pay liquidated damages.**

Substantially all of our contracts are subject to specific completion schedule requirements with liquidated damages charged to us if we do not achieve the construction schedules. Liquidated damages are typically levied at the rate of 0.1% of the contract value for each day of delay that is deemed to be our responsibility, subject to a maximum liability of 10% of the contract value. Any failure to meet our schedule requirements of our contracts could cause us to pay significant liquidated damages, which could adversely affect our liquidity and cash flows and have a material adverse effect on our business, financial condition, results of operations, prospects and returns of investors.

**6. Our projects expose us to potential liability claims.**

We construct many projects where design, construction or systems failures can result in substantial hazards or property damages to third parties. The mistakes of such projects subsequent to their completion can result in similar hazards and damages or environmental impacts and pollution in noise, dust, smoke spreading, collapse or crack of nearby buildings during construction or after construction. Litigation arising from any of these occurrences may take us to be defendant in lawsuits asserting large claims or subject us to significant regulatory penalties. Although we maintain insurance policies with coverage to the extent and in amounts we believe prudent to protect us from these potential claims, we cannot assure if our insurance coverage will be sufficient or the conditions in the insurance policy cover all circumstances or against all damages to which we may be liable. A successful claim against us or any of our subsidiaries, associated companies or joint ventures could result in significant liabilities and could have material adverse effects on our business, financial condition, results of operations, prospects and returns of investors.

**7. Our results of operations depend on the timing of new contract awards and the timing of the performance of these contracts.**

[illegible] time, we may derive a substantial portion of our revenues directly or indirectly from a limited number of large construction contracts. Each [illegible] of work to be done under a contract, and therefore the timing and amount of revenue that we recognize, varies depending on the project's [illegible] and on the stage of the construction that is being performed at any particular time. There is typically less construction work at the [illegible] and at the end of a construction project, resulting in our recognizing less revenues at these stages, compared with the amount of work that we perform in the middle of a construction project, when we recognize more revenues. Therefore, our results of operations tend to fluctuate depending on the duration and stage of our contracts at any particular time and the composition of contracts within our portfolio at any one time. We cannot predict whether or when we will receive awards of new contracts which frequently involve a lengthy and complex bidding and selection process, which is affected by a number of factors, including market conditions, financing arrangements and governmental approvals. The timing of the revenues and cash flows from our projects can be delayed by a number of factors, including availability of labor, weather conditions, delays in receiving material and equipment from suppliers and changes in the scope of work to be performed. These delays, if they occur, could have an adverse effect on our operating results for a particular period. As a result of the foregoing, our results of operations and cash flows can fluctuate significantly from period to period.

**8. We may not be able to fully realize the contract value of our projects or the value of our backlog.**

We use our backlog as a general indicator of our level of work to be completed. Backlog represents our estimate of the contract value of work that remains to be completed at any given time under our executed project contracts. The contract value of a project represents the amount that we expect to receive under the terms of the contract if the contract is performed in accordance with its terms. Our backlog amounted to Baht 42,896.4 million and Baht 40,993.0 million as of December 31, 2007 and December 31, 2008, respectively. We may not realize the contract value of our projects or the revenue we expect to receive from our backlog or, if we realize revenue, it may not result in profits. For example, if a project reflected in our backlog is terminated, suspended or reduced in scope, it would result in a reduction to our backlog, which would reduce [illegible] to material extent, the revenue, cash flows and operating profit we actually receive from the contracts we include in backlog. If a customer cancels a project, we may be reimbursed for certain costs, but we typically would have no contractual right to the total revenues reflected in our backlog. Significant cancellations or delays of projects in our backlog could have a material adverse effect on our business, financial condition, results of operations, prospects and returns of investors.

**9. Our inability to obtain bonds and other financing could limit the number of projects we are able to pursue.**

It is customary in the construction industry, and we are typically required, to provide surety bonds to bid for and to secure our performance under construction contracts. Our ability to obtain surety bonds primarily depends upon our capitalization, working capital, past performance, management expertise and other external factors, including the overall financial capacity of the surety companies and banks. Surety companies and banks consider these factors in relation to their risk management policies and underwriting standards, which may change from time to time. During the Asian financial crisis and our reorganization, some providers of surety bonds required us to pledge cash deposits or provide other forms of security with them to secure our contingent obligations under the bonds. The pledges of cash affected our liquidity and working capital resources. Since the completion of our business reorganization, providers of surety bonds have generally not required us to pledge cash deposits. While we have not had an material difficulties in obtaining surety bonds after our business reorganization, we cannot assure you that we will continue to be able to obtain the bonds required for us to operate our business either on a secured or unsecured basis, on commercially reasonable terms or at all, which would materially and adversely affect our business, financial condition results of operations, prospects and returns of investors.

We may also require additional financing to provide needed additional working capital to finance start-up costs of projects (including the purchase of materials and equipment) before we receive payment under a contract. Our ability to arrange for financing will depend, in part, upon factors outside our control, such as a financial institution's lending policy and prevailing market conditions, as well as upon our business, financial condition, results of operations and prospects. Our inability to obtain adequate financing to fund our working capital requirements could adversely affect our ability to perform our obligations under existing contracts and our ability to obtain new contracts, which could have a material adverse effect on our business, financial condition, prospects and returns of investors.

**10. We may face intense competition, which could reduce our market share and profits.**

The construction business in Thailand and throughout Asia is highly competitive. New project awards are typically determined through a competitive bidding process, and after potential bidders pre-qualify to bid on a project, the principal competitive consideration is the price of the bid. There is increasing competition for construction projects in Thailand and other parts of Asia from both Thai and foreign construction companies, particular from China, Japan and Korea, some of whom have financial and operational resources greater than ours. As a result, we may need to accept lower profit margins or make other concessions in order for us to be able to successfully compete. If we are unable to compete successfully, our relative market share and profits would be reduced, which would materially and adversely affect our business, financial condition, results of operations, prospects and returns of investors.

**11. Our participation in joint ventures exposes us to liability for failures of our joint venture partners.**

We sometimes enter into joint venture arrangements with outside partners on a joint and several basis so that we can jointly bid on and execute a particular project when we require specialized experience or technology, when we want to upgrade our bidding eligibility or when we want to reduce our financial or operational risk with respect to such projects. Success on these joint venture projects depends in large part on our ability to operate effectively with our joint venture partners and on whether our joint venture partners perform their contractual obligations. If one of our joint venture partner fails to perform or is financially unable to bear its portion of required capital contributions, we could be required to make additional investments and provide additional services to make up for our partner's shortfall. In addition, if the owner of a project is entitled to damages or penalties under a joint venture contract for any reason, we could be required to bear our joint ventures' shares of the damages or penalties if our joint venture partner fails to pay its share. Furthermore, if we are unable to adequately address our partner's performance issues, the project owner may terminate the project, which could result in legal liability to us, harm our reputation and reduce our profit on a project, which cold materially and adversely affect our business, financial condition, results of operations, prospects and returns of investors.

**12. We have significant contingent liabilities that could materialize, which, if they materialize, could materially and adversely affect our business, financial condition, results of operations and prospects.**

We have significant contingent liabilities that could arise under the terms of our business reorganization plan, under the surety bonds that we procure for our construction projects and under the terms of our guarantees of our subsidiaries and under the terms of certain of our construction projects.

**Business Reorganization Plan.**

We may be obligated to make principal and interest payments on the restructured debt that we sold as part of our business reorganization plan. Under the terms of our business reorganization plan we transferred our non-core assets with a value agreed between us and our creditors of Baht 4,000.0 million to a special purpose company owned by our creditors, in return for the special purpose company assuming and agreeing to pay the remaining outstanding principal amount of our debt totaling Baht 3,604.4 million.

The special purpose company is required to sell the non-core assets by June 30, 2007 and use the proceeds to repay the outstanding principal amounts under the assumed debt. If all of non-core assets have not been sold by June 30, 2007, the total outstanding principal amount of the assumed debt will become immediately due and payable on July 1, 2007. If all of the non-core assets have been sold by June 30, 2007, but not all of the outstanding principal amount of the assumed debt has been repaid, the total outstanding principal amount of the assumed debt will become due and payable in five equal installments every six months beginning June 30, 2008 and ending June 30, 2010, together with accrued interest at Minimum Lending Rate announced by Bangkok Bank Plc., Siam Commercial Bank Plc., minus 3% per annum, on the outstanding principal amount of the assumed debt on each such date. In either case, the terms of our business reorganization plan require us to lend to the special purpose company an amount equal to the outstanding principal amount of the assumed debt outstanding, together with the accrued interest (if applicable), on the relevant payment due dates so that the special purpose company is able to make the required payments. If we make the loan to the special purpose company, we will be required to establish a reserve in relation to the loan amount because the special purpose company does not have any operations of its own, and the collectability of the loan receivable would be remote. The outstanding principal amount of the assumed debt was Baht 919 million as of December 31, 2008.

**Surety Bonds and Guarantees.**

Our contingent liabilities under surety bonds amounted to Baht 21,701 million Baht 28,799 million as of December 31, 2007, and December 31, 2008, respectively, and our contingent liabilities under guarantees that we issued to financial institution to secure credit facilities granted by those financial institutions to our subsidiaries, associated companies and joint ventures amounted to Baht 8,870 million and Baht

8,670 million as of December 31, 2007 and December 31, 2008, respectively. A call on some of these bonds by a project owner would result in the financial institutions providing the bonds claiming the amounts paid under the bonds from us. In addition, a claim on some of these guarantees by a financial institution could subject us to liabilities under the guarantees. These factors may adversely affect our liquidity, which could materially and adversely affect our business, financial condition, results of operations, prospects and returns of investors.

**13. We may need to establish additional provisions for doubtful receivables and recognize additional losses on the diminution in value of our investments.**

Historically, we incurred significant amounts of trade receivables from related and non-related parties and loan receivables from related parties. In addition, we also had significant amounts of investments in related and other parties. In 2001, we established provisions for doubtful accounts of Baht 1,329.2 million and recognized a loss on the diminution in value of our investments of Baht 1,437.7 million.

We had net current accounts receivable - retention amounting to Baht 8,698.3 million and Baht 11,158.3 million as of December 31, 2007 and December 31, 2008, respectively.

In addition, future non-payments of our trade and loan receivables and a diminution in the value of our investments may result in our having to establish provisions equal to the amount of such non-payment or the amount of such diminution in the future, which could materially and adversely affect our business, financial condition, results of operations, prospects and returns of investors.

**14. Our construction projects outside Thailand expose us to political and economic risks in those countries.**

We are seeking to increase the portion of our business that we undertake in countries outside Thailand. Our work outside of Thailand accounted for 35.0% and 41.3% of our construction revenues in 2007 and the 2008, respectively and 30.2% and 17.6% of our backlog as of December 31, 2007 and 2008, respectively including projects in Cambodia, India, Laos, Myanmar, the Philippines, Indonesia, Vietnam, United Arab Emirates and Taiwan. We also expect to bid for, and be awarded, new construction contracts in these and other countries.

The political, economic and security situations in some of these countries has been unstable from time to time in the past, and the governments of some of these countries have occasionally intervened in the economies, and made significant changes in policies, of these countries. An example of an act of intervention is an imposition of currency controls by a country in which we have a project, which could affect our ability to repatriate our earnings arising from the project out of that country. Any future political instability or economic slowdown or recession in these countries could affect our existing contracts and/or result in slower growth in the number and size of larger infrastructure and construction projects, which could materially and adversely affect our business, financial condition, results of operations, prospects and returns of investors. As our construction service business increases in these countries in these countries, our exposure to the political, economic and security risks in these countries will also increase.

**15. We are dependent upon the availability and cost of materials, labor and sub-contractors.**

Materials used in our construction projects typically represent approximately 30% to 40% of our total project costs. These materials are global commodities, and their availability and prices depend on local and global market conditions. If there is a shortage of these materials, particularly cement and steel, we may find it difficult to obtain the amounts of these materials that we require at a price which we believe is commercially acceptable, or at all, which may materially and adversely affect our business, financial condition, results of operations, prospects and returns of investors.

Our ability to control labor costs and to manage large infrastructure projects is dependent upon our ability to attract and retain qualified engineers, architects and technicians with sufficient experience in the engineering, design and construction of such projects. We have employed, and we expect to continue to employ, sub-contractors to perform some of our construction activities. We and our sub-contractors are dependent upon the availability of workers, particularly when the level of activity in the construction industry is high. If there is a shortage of trained engineers, architects, technicians and other workers in Thailand, we may have difficulty hiring adequate numbers of skilled personnel and other workers, directly or through sub-contractors, in the future. We also cannot assure you that the costs of retaining or employing skilled personnel or other workers will not exceed our estimates, which may materially and adversely affect our business, financial condition, results of operations, prospects and returns of investors.

## Sales Structure

### Italian-Thai Development Public Company Limited, Subsidiary Companies, Associated Companies & Joint Ventures

| Sales Structure | 2008 | | 2007 | | 2006 | |
|---|---|---|---|---|---|---|
| | **(Baht) Million** | **%** | (Baht) Million | % | (Baht) Million | % |
| 1. Large-scale Building Construction | **8,789.82** | **19.04** | 16,211.62 | 35.52 | 14,715.03 | 34.53 |
| 2. Industrial Plants and Facilities | **2,164.50** | **4.69** | 2,627.70 | 1.15 | 994.34 | 2.33 |
| 3. Pipelines and Tank Farms | **2,344.94** | **5.08** | 2,182.04 | 3.39 | 1,641.64 | 3.85 |
| 4. Highways, Railways, Bridges and Expressway Systems | **11,515.66** | **24.95** | 7,935.33 | 10.68 | 4,895.16 | 11.49 |
| 5. Airports, Jetties, Deep-sea Ports and Marine Works | **4,182.93** | **9.06** | 3,308.99 | 20.68 | 5,299.94 | 12.44 |
| 6. Multi-purpose Hydro-electric Dams, Tunnels and Power Plants | **5,829.29** | **12.63** | 6,296.76 | 13.74 | 4,891.49 | 11.48 |
| 7. Steel Structures | **64.61** | **0.14** | 335.79 | 0.61 | 39.39 | 0.09 |
| 8. Telecommunications | **652.14** | **1.41** | 299.81 | 0.13 | 1,214.23 | 2.85 |
| 9. Mining | **2,316.46** | **5.02** | 1,214.84 | 4.95 | 2,146.72 | 5.04 |
| 10. Miscellaneous | **7,139.10** | **15.47** | 7,070.16 | 15.29 | 5,545.16 | 13.01 |
| 11. Others | **1,157.72** | **2.51** | 1,306.38 | 3.07 | 1,227.52 | 2.88 |
| Total Sales | **46,157.17** | **100.00** | 48,789.38 | 100.00 | 42,610.62 | 100.00 |
| Sale Growth (Decline) | **(5.40%)** | | 14.50% | | 0.60% | |
| Related Party Transactions from Construction | **1,257.98** | | 715.83 | | 752.24 | |
| Related Party Transactions from miscellaneous | **886.95** | | 1,144.66 | | 813.94 | |
| Others | **313.39** | | 417.27 | | 585.91 | |
| Total net after provisions | **43,698.85** | | 46,511.62 | | 40,458.53 | |
| Growth (Decline) | **(6.05%)** | | 14.96% | | 3.75% | |

### Subsidiary Companies, Associated Companies & Joint Ventures

**Lines of Construction and Public Utilities Work including Supported Lines of Construction**

| Company Name (Unit: Thousand Baht) | % of Holding | 2008 | | 2007 | | 2006 | |
|---|---|---|---|---|---|---|---|
| | | **Sales** | **%** | Sales | % | Sales | % |
| **Subsidiary Companies** | | | | | | | |
| 1. Myanmar ITD Co., Ltd. | 99.99 | - | - | - | - | 11 | 0.00 |
| 2. Italian-Thai International Co., Ltd. | 99.99 | **244,960** | **1.07** | 170,920 | 0.85 | 13,220 | 0.08 |
| 3. PT Thailindo Bara Pratama Co., Ltd. | 99.99 | **279,829** | **1.23** | 15,460 | 0.08 | 93,812 | 0.58 |
| 4. Bhaka Bhumi Development Co., Ltd. | 99.99 | **254,933** | **1.12** | 146,718 | 0.73 | 130,068 | 0.80 |
| 5. Thai Pride Cement Co., Ltd. | 99.99 | **1,382,789** | **6.06** | 1,279,255 | 6.37 | 1,081,005 | 6.69 |
| 6. Sin Rae Muangthai Co., Ltd. | 99.99 | **12,649** | **0.05** | 2,605 | 0.01 | 8 | 0.00 |
| 7. Italian-Thai Land Co., Ltd. | 99.99 | - | - | 393 | - | - | - |
| 8. Italian-Thai Power Co., Ltd. | 99.99 | **524** | - | 57 | - | - | - |
| 9. Saraburi Construction technology Co., Ltd. | 99.99 | **28,547** | **0.13** | 2,273 | 0.01 | - | - |
| 10. Nha Pralan Crushing Plant Co., Ltd. | 99.91 | **44,161** | **0.19** | 22,081 | 0.11 | 43,913 | 0.27 |
| 11. Siam Concrete & Brick Products Co., Ltd. | 99.70 | **218,637** | **0.96** | 376,415 | 1.87 | 572,463 | 3.54 |
| 12. Italthai Marine Co., Ltd. | 86.96 | **993,562** | **4.36** | 999,928 | 4.98 | 352,616 | 2.18 |
| 13. ITD Cementation India Limited | 80.48 | **10,363,627** | **45.63** | 7,848,567 | 39.09 | 5,237,762 | 32.40 |
| 14. Italthai-Trevi Co., Ltd. | 80.45 | **587,721** | **2.58** | 618,901 | 3.08 | 496,870 | 3.07 |
| 15. Asian Steel Product Co., Ltd. | 69.90 | **256,190** | **1.12** | 275,909 | 1.37 | 153,940 | 0.95 |
| 16. Thai Maruken Co., Ltd. | 50.96 | **325,846** | **1.43** | 444,551 | 2.21 | 348,157 | 2.15 |

| Company Name<br>(Unit: Thousand Baht) | % of Holding | 2008 | | 2007 | | 2006 | |
|---|---|---|---|---|---|---|---|
| | | **Sales** | **%** | Sales | % | Sales | % |
| **Joint Ventures** | | | | | | | |
| 1. ITD-VIS Joint Venture | 65.00 | **11,746** | **0.05** | 4,257 | 0.02 | 84,197 | 0.52 |
| 2. ITAC Joint Venture | 60.00 | **8** | - | 110 | - | 29,398 | 0.18 |
| 3. Italian-Thai Skanska Lundby Joint Venture | 60.00 | **5** | - | 32 | - | 15 | 0.00 |
| 4. ITD - NCC Joint Venture (NT-2) | 60.00 | **1,391,605** | **6.10** | 2,839,691 | 14.14 | 3,075,909 | 19.03 |
| 5. ITD-Nawarat LLC | 60.00 | **121,224** | **0.53** | 408,573 | 2.03 | 518,821 | 3.21 |
| 6. ITD – ITD Cem (Consortium) Joint Venture | 60.00 | **106,136** | **0.47** | - | - | - | - |
| 7. Italian-Thai-EGC Joint Venture | 55.00 | **1,567,173** | **6.87** | 1,701,958 | 8.48 | 1,280,716 | 7.92 |
| 8. Sumitomo - Italian - Thai Joint Venture | 51.00 | - | - | - | - | 4 | 0.00 |
| 9. ITD NCC Joint Venture | 51.00 | **5,859** | **0.03** | 28,834 | 0.14 | 90,611 | 0.56 |
| 10. IN Joint Venture | 51.00 | **138,278** | **0.61** | 165,380 | 0.82 | 197,897 | 1.22 |
| 11. ITD-ITD Cem Joint Venture | 51.00 | **2,209,709** | **9.69** | 515,877 | 2.57 | - | - |
| 12. ITD NSC Joint Venture | 50.50 | **1** | - | 18 | - | 12,248 | 0.08 |
| 13. ITD SQ Joint Venture | 50.00 | **75,575** | **0.33** | - | - | - | - |
| 14. ITO Joint Venture | 40.00 | **15,030** | **0.07** | 43,553 | 0.22 | 1,537,457 | 9.51 |
| 15. Shimizu - ITD Joint Venture | 40.00 | - | - | 383 | - | 1,197 | 0.01 |
| 16. IOT Joint Venture | 40.00 | **4,663** | **0.02** | 414,416 | 2.06 | 304,016 | 1.88 |
| 17. POC-ITD Joint Venture | 40.00 | - | - | - | - | 18,056 | 0.11 |
| 18. ION Joint Venture | 39.00 | **418** | - | 2,004 | 0.01 | 1,810 | 0.01 |
| 19. IDS Joint Venture | 35.00 | **864** | - | 974 | - | 6,317 | 0.04 |
| 20. LC C.T Joint Venture | 25.00 | **55** | - | 74 | - | 13 | 0.00 |
| 21. NWR, ITD, CNT & AS Joint Venture | 25.00 | - | - | 4 | - | 13,118 | 0.08 |
| 22. Joint Venture Evergreen - Italian - Thai - PEWC | 25.00 | **122** | - | 14 | - | 1,765 | 0.01 |
| 23. ITD Cementation Joint Venture | 20.00 | **179,036** | **0.79** | 158,873 | 0.79 | 77,788 | 0.48 |
| **Associated Companies** | | | | | | | |
| 1. Italian-Thai Gypsum Co., Ltd. | 50.00 | - | - | - | - | 1,486 | 0.01 |
| 2. ATO Asia Turnouts Co., Ltd. | 49.00 | **103,406** | **0.45** | 15,320 | 0.08 | 7,639 | 0.05 |
| 3. Siam Pacific Holding Co., Ltd. | 46.69 | - | - | - | - | - | - |
| 4. Sino Lao Aluminum Corporation Co., Ltd. | 34.00 | - | - | - | - | - | - |
| 5. Thai Rent All Co., Ltd. | 30.00 | - | - | - | - | 41,227 | 0.26 |
| 6. Asia Steel Corporation | 30.00 | - | - | - | - | - | - |
| 7. Anamarine Construction SDN.BHD | 25.00 | - | - | - | - | - | - |
| 8. MCRP Construction Co., Ltd. | 24.00 | - | - | - | - | 6,669 | 0.04 |
| 9. MCRP Holding Corporation Co., Ltd. | 24.00 | - | - | - | - | - | - |

**Investment in Other Lines (Real Estate Development and Consumer Products)**

| Company Name<br>(Unit: Thousand Baht) | % of Holding | 2008 | | 2007 | | 2006 | |
|---|---|---|---|---|---|---|---|
| | | Sales | % | Sales | % | Sales | % |
| **Subsidiary Companies** | | | | | | | |
| 1. Asia Logistics Development Co., Ltd. | 99.93 | 9 | - | - | - | - | - |
| 2. Asia Industrial and Port Corporation Co., Ltd. | 99.93 | 9 | - | - | - | - | - |
| **Associated Companies** | | | | | | | |
| 1. Praram 9 Square Hotel Co., Ltd. | 50.00 | - | - | - | - | 21 | 0.00 |
| 2. Chantaburi Farm Co., Ltd. | 35.72 | - | - | 7,319 | 0.04 | 1,513 | 0.01 |
| 3. Praram 9 Square Co., Ltd. | 20.00 | - | - | - | - | 20 | 0.00 |
| | | **22,809,541** | **100.00** | 20,080,320 | 100.00 | 16,165,192 | 100.00 |

# ITD Investment in Related Companies

As of 31st December 2008.

## ITD's investment in Related Companies, in excess of 10% of the paid-up capital, is reported below:

### Lines of business cover construction, public utilities and support trades

| Company Name (Unit: Thousand Beaht) | Head Office | Tel. | Fax./ E-mail | Nature of Business | Paid-up Capital | | % of Holding |
|---|---|---|---|---|---|---|---|
| | | | | | Amount | % | |
| **Subsidiary Companies** | | | | | | | |
| 1. Italian-Thai International Co., Ltd. | Bangkok | 0-2716-1600 ext 4201 | 0-2716-1418 | Holding Company and ship charter hire | 100,000<br>300,000 | 100<br>75 | 99.99 |
| 2. Myanmar ITD Co., Ltd. | Myanmar | (951) 525-970 | (951) 525-970 | Service Agent for ITD | 1,483 | 100 | 99.99 |
| 3. PT Thailindo Bara Pratama Co., Ltd. | Indonesia | 001-628-522-3158 | 001-625-4177-1166 | Coal digestion services | 25,250 (Million IDR) | 100 | 99.99 |
| 4. Bhaka Bhumi Development Co.,Ltd. | Bangkok | 0-2716-1600 ext 5057 | 0-2716-1464 | Construction and real estate | 100<br>4,975 | 100<br>25 | 99.99 |
| 5. Thai Pride Cement Co., Ltd. | Bangkok | 0-2716-0750 | 0-2716-0750 | Manufacture and distribution of cement | 1,300,000 | 100 | 99.99 |
| 6. Sin Rae Muangthai Co., Ltd. | Bangkok | 0-2716-1600 ext 4201 | 0-2716-1418 | Mining business | 1,000<br>3,471,940 | 100<br>99.23 | 99.99 |
| 7. Italian-Thai Land Co., Ltd. | Bangkok | 0-2716-1600 ext 4201 | 0-2716-1418 | Not yet operational | 10,000 | 100 | 99.99 |
| 8. Italian-Thai Power Co., Ltd. | Bangkok | 0-2716-1160-4 | 0-2716-1169 | Production and distribution of electricity | 25,000 | 25 | 99.99 |
| 9. Saraburi Construction Technology Co., Ltd. | Bangkok | 0-2716-1600 ext 4201 | 0-2716-1418 | Manufacture, distribution and installation of concrete panels | 250 | 25 | 99.93 |
| 10. Nha Pralan Crushing Plant Co., Ltd. | Saraburi | 0-3635-1155 | 0-3635-1155 | Rock quarrying, processing and distribution | 1,000 | 100 | 99.91 |
| 11. Siam Concrete & Brick Products Co., Ltd. | Patumthani | 0-2501-2281-2 | 0-2501-2280 | Manufacture and distribution of concrete products for real estate | 84,000 | 100 | 99.70 |
| 12. Italthai Marine Co., Ltd. | Bangkok | 0-2387-1056 | 0-2387 -1056 | Production and sale of vessels and equipment | 460,000 | 100 | 86.96 |
| 13. Italthai-Trevi Co., Ltd. | Bangkok | 0-2716-1600 ext 6076 | 0-2716-1600 ext 6076 | Foundation and piling work services | 55,000 | 100 | 80.45 |
| 14. Palit Palang Ngan Co., Ltd. | Bangkok | 0-2716-1600 ext 4201 | 0-2716-1418 | Not yet operational | 1,000 | 100 | 74.93 |
| 15. Asian Steel Product Co., Ltd. | Rayong | 038-606024 | 038-606114 | Manufacture and distribution of steel pipes for civil construction | 20,000 | 50 | 69.90 |
| 16. ITD Cementation India Ltd. | India | 001-91-226-768-0600 | 001-91-226-768-0841 | Construction services in India | 115 (Million INR) | 100 | 69.57 |
| 17. Palang Thai Kaowna Co., Ltd. | Bangkok | 0-2716-1600 ext 4201 | 0-2716-1418 | Not yet operational | 1,000 | 100 | 99.94 |
| 18. Khunka Palang Thai Co., Ltd. | Bangkok | 0-2716-1600 ext 4201 | 0-2716-1418 | Not yet operational | 1,000 | 100 | 61.48 |
| 19. Thai Maruken Co., Ltd. | Bangkok | 0-2231-2226-9 | 0-2231-2230 | Leasing/selling of sheet piles and beams | 20,000 | 100 | 50.96 |
| **Joint Ventures** | | | | | | | |
| 1. ITD-VIS Joint Venture | Bangkok | 0-2716-1600 ext 4201 | 0-2716-1418 | Track Doubling Contractor | - | - | 65.00 |
| 2. ITD-NAWARAT L.L.C | United Arab Emirates | 001-97-143-383-200 | 001-97-143-387-311 | Construction services in United Arab Emirates | 300 (Thousand AED) | 100 | 60.00 |
| 3. ITAC Joint Venture | Bangkok | 0-2716-1600 ext 4201 | 0-2716-1418 | Design, installation and laying of telephone lines | - | - | 60.00 |

| Company Name (Unit: Thousand Beaht) | Head Office | Tel. | Fax./ E-mail | Nature of Business | Paid-up Capital | | % of Holding |
|---|---|---|---|---|---|---|---|
| | | | | | Amount | % | |
| 4. Italian-Thai Skanska Lundby Joint venture | Bangkok | 0-2716-1600 ext 4201 | 0-2716-1418 | Design and construction of tunnels and underground power lines | - | - | 60.00 |
| 5. ITD NCC Joint Venture (NT-2) | Laos | 0-2716-1600 ext 4201 | 0-2716-1418 | Construction of Nam Theun 2 Hydropower Project in Laos | - | - | 60.00 |
| 6. ITD - ITD Cem Consortium Joint Venture | India | 001-91-332-511-2866 | 001-91-332-511-2866 | Construction of an airport at India | - | - | 60.00 |
| 7. ITD-EGC Joint venture | Taiwan | 0-2716-1600 ext 4201 | 0-2716-1418 | Construction of underground electrical train station in Taiwan | - | - | 55.00 |
| 8. ITD NCC Joint Venture | Bangkok | 0-2716-1600 ext 4201 | 0-2716-1418 | Construction of electrical work on Terminal Building of Suvarnabhumi Airport | - | - | 51.00 |
| 9. IN Joint Venture | Bangkok | 0-2716-1600 ext 4201 | 0-2716-1418 | Construction of water drainage tunnel | - | - | 51.00 |
| 10. ITD-ITD CEM Joint Venture | India | 001-91-226-768-0600 | 001-91-226-768-0841 | Construction services in India | | | 51.00 |
| 11. ITD NSC Joint Venture | Bangkok | 0-2716-1600 ext 4201 | 0-2716-1418 | Dedicated pipelines project | - | - | 50.50 |
| 12. ITD - SQ Joint Venture | Bangkok | 0-2716-1600 ext 4201 | 0-2716-1418 | Contractor for the overburden and lignite removal services at Mae Moh Mine | - | - | 50.00 |
| 13. Shimizu-ITD Joint Venture (2) | Laos | 0-2716-1600 ext 4201 | 0-2716-1418 | Contractor for bridge construction in Laos | - | - | - |
| 14. ITO Joint Venture | Bangkok | 0-2716-1600 ext 4201 | 0-2716-1418 | Construction of Suvarnabhumi Airport Terminal Building and Concourse Building | - | - | 40.00 |
| 15. IOT Joint Venture | Bangkok | 0-2716-1600 ext 4201 | 0-2716-1418 | Airfield Pavement Construction for Suvarnabhumi Airport | - | - | 40.00 |
| 16. ION Joint Venture | Bangkok | 0-2716-1600 ext 4201 | 0-2716-1418 | Contractor for a Mass Rapid Transit Project in Bangkok | - | - | 39.00 |
| 17. IDS Joint Venture | Bangkok | 0-2716-1600 ext 4201 | 0-2716-1418 | Contractor for Construction of Electrical Work on Terminal Building of Suvarnabhumi Airport | - | - | 35.00 |
| 18. I.C.C.T. Joint Venture | Bangkok | 0-2716-1600 ext 4201 | 0-2716-1418 | Construction for Ground Improvement of Suvarnabhumi Airport | - | - | 25.00 |
| 19. NWR, ITD, CNT & AS Joint Venture | Bangkok | 0-2716-1600 ext 4201 | 0-2716-1418 | Design and construction of a Water Treatment System | - | - | 25.00 |
| 20. Joint Venture Evergreen - Italian - Thai -PEWC | Taiwan | 001-886-22788-2966 | 001-886-22788-5053 | Construction services in Taiwan | - | - | 25.00 |
| 21. ITD Cemindia Joint Venture | India | 001-91-226-768-0600 | 001-91-226-768-0841 | Construction services in India | - | - | 20.00 |
| **Associated Companies** | | | | | | | |
| 1. Italian-Thai Gypsum Co., Ltd. | Bangkok | 0-2245-0244 | 0-2642-5123 | Construction in Saudi Arabia | 10,500 | 25 | 50.00 |
| 2. ATO Asia Turnouts Co., Ltd. | Bangkok | 0-3636-5311-20 | 0-3636-5311-20 | Production and distribution of turnouts for railway projects | 5,000 | 100 | 49.00 |
| 3. Siam Pacific Holding Co., Ltd. | Bangkok | 0-2745-6118 | 0-2745-6118 | Holding company | 58,625 | 100 | 46.69 |
| 4. Sino Lao Aluminum Corporation Limited | Laos | 001-85-620-680-8288 | prayotec@hotmail.com | Bauxite mine business | 4 (Million USD) | 20 | 34.00 |
| 5. Asia Steel Corporation | Philippines | 001-632-788-0770 | 001-632-788-0141 | Manufucture, import and export of steel in the Philippines | - | - | 30.00 |
| 6. Anamarine Construction SDN. BHD | Malaysia | 0-2716-1600 ext 4500 | Prasart@itd.co.th | Construction contractor in Malaysia | 65 (Thousand RM) | 25 | 25.00 |

| Company Name<br>(Unit: Thousand Beaht) | Head Office | Tel. | Fax./ E-mail | Nature of Business | Paid-up Capital | | % of Holding |
|---|---|---|---|---|---|---|---|
| | | | | | Amount | % | |
| 7. MCRP Construction Corporation Co., Ltd. | Philippines | 001-632-788-0770 | 001-632-788-0141 | Construction contractor in the Philippines | 25 (Million Peso) | 25 | 24.00 |
| 8. MCRP Holding Corporation Co., Ltd. | Philippines | 001-632-788-0770 | 001-632-788-0141 | Holding company in the Philippines | 5 (Million Peso) | 100 | 24.00 |
| **Other Companies** | | | | | | | |
| 1. Bangkok Steel Wire Co., Ltd. | Bangkok | 0-2716-1600 ext 5808 | 0-2716-1418 | Production and distribution of P.C. Wire and P.C. Strand | 313,000 | 100 | 19.98 |
| 2. Toyo-Thai Corporation Plc. | Bangkok | 0-2260-8505 | 0-2260-8505 | Construction contractor | 160,000 | 100 | 16.25 |
| 3. Thai Contractors Assets Co., Ltd. | Bangkok | 0-2319-1031 | 0-2319-1031 | Real estate development | 250,000 | 50 | 15.00 |
| 4. Nam Theun 2 Power Co., Ltd. | Laos | 0-2716-1600 ext 4200 | 0-2716-1418 | Hydroelectric power plant operator | 128 (Million USD) | 16.51 | 15.00 |
| 5. Thai Rent All Co., Ltd. | Bangkok | 0-2740-2680-7 | 0-2740-2688 | Construction machinery rental | 25,000 | 100 | 15.00 |
| 6. Charoong Thai Wire and Cable Plc. | Bangkok | 0-2745-6118 | 0-2745-6118 | Manufacture and distribution of enamel coated wire and cable | 1,999,288 | 100 | 12.90 |

**Investment in other lines of business (real estate development and consumer products)**

| Company Name<br>(Unit: Thousand Baht) | Head Office | Tel. | Fax./ E-mail | Nature of Business | Paid-up Capital | | % of Holding |
|---|---|---|---|---|---|---|---|
| | | | | | Amount | % | |
| **Subsidiary Companies** | | | | | | | |
| 1. Asia Logistics Development Co., Ltd. | Bangkok | 0-2716-1600 ext 4201 | 0-2716-1418 | Not yet operational | 1,000 | 100 | 99.93 |
| 2. Asia Industrial and Port Corporation Co., Ltd. | Bangkok | 0-2716-1600 ext 4201 | 0-2716-1418 | Not yet operational | 1,000 | 100 | 99.93 |
| **Associated Companies** | | | | | | | |
| 1. Praram 9 Square Hotel Co., Ltd. | Bangkok | 0-2246-2323 | 0-2246-2323 | Hotel business | 100,000 | 100 | 50.00 |
| 2. Chantaburi Farm Co., Ltd. | Bangkok | 0-2231-5989 | 0-2231-5993 | Real estate development | 60,000 | 100 | 35.72 |
| 3. Praram 9 Square Co., Ltd. | Bangkok | 0-2246-2323 | 0-2246-2323 | Developer of shopping center and commercial areas, etc. | 750,000 | 75 | 20.00 |
| **Other Companies** | | | | | | | |
| 1. Imperial Technology Management Services Plc. | Bangkok | 0-2651-4105 | 0-2651-4105 | Initation and establishment of Asian University of Science and Technology | 882,350 | 100 | 19.83 |
| 2. Cyber Bay Corporation Co., Ltd. | Philippines | 001-632-788-0770 | 001-632-788-0141 | Real estate development | 6,325 (Million Peso) | 100 | 14.25 |
| 3. M-Home SPV 3 Co., Ltd. | Bangkok | 0-2677-3000 | 0-2677-3200 | Real estate development | 100 | 100 | 11.54 |

## Related Party Transactions

During the past year, the Company and its subsidiaries had business transaction with related parties which may have produced conflicts of interest. The following table summarizes the pertinent details of such related party transactions.

| Company | Description of Relations | Transactions | The Value of Transactions ending December 31, 2008 | Details of Transactions | Necessity and Reasonableness of Connected Transactions |
|---|---|---|---|---|---|
| 1. Siam Steel Syndicate Co., Ltd. (Steel Bar Production) | - A connected company<br>- The Company held a total of 1.15 % of the total outstanding shares of Siam Steel Syndicate Co., Ltd.<br>- The Directors of the Company (Mr. Premchai Karnasuta and Mr. Yuthachai Charanachitta) and related persons of the Directors held a total of 15.43 % of the total outstanding shares of Siam Steel Syndicate Co., Ltd. | - Revenue from office rental, common area services and utilities, and sale of billet, scrap-iron and construction services | Baht 105.38 million | - Siam Steel Syndicate Co., Ltd paid for office rental, common area services and utilities for an amount of Baht 275,000 per month and sale of billet, scrap-iron and construction services with 30-60 days of credit term. | - The transactions are based on market pricing and on arm's length basis.<br>- Utility charges are actual cost pricing.<br>- The transactions are based on cost plus margin pricing and on arm's length basis. |
| | | - Cost of materials<br>- Account payable | Baht 195.74 million<br>Baht 123.11 million | - The Company purchased steel bar for construction projects with 60-90 days of credit term. | - Normal business transaction.<br>- The transactions are based on market pricing and on arm's length basis. |
| The transaction with a subsidiary<br>- Italthai Marine Co., Ltd. | - Sale of scrap-iron | - Revenue from goods | Baht 5.67 million | - Italthai Marine sold the scrap-iron to Siam Steel Syndicate Co., Ltd. with 30-60 days of credit term. | - The price of the scrap-iron is based on market pricing and on arm's length basis. |
| 2. Italthai Industrial Co., Ltd. (Machines & Parts Trading) | - A connected company<br>- The Directors (Mr. Premchai Karnasuta, Mrs. Nijaporn Charanachitta and Mr. Yuthachai Charanachitta) and related persons of the Directors held a total of 7.35 % of the total outstanding shares of Italthai Industrial Co., Ltd. | - Revenue from Water Tank installation and repairing of machinery<br>- Account receivable | Baht 42.04 million<br>Baht 13.83 million | - The Company installed Water Tank and repaired machinery for Italthai Industrial Co., Ltd. with 30-60 days of credit term. | - The transactions are based on cost plus margin pricing and on arm's length basis. |
| | - The Directors of the Company (Mr. Premchai Karnasuta, Mrs. Nijaporn Charanachitta and Mr. Yuthachai Charanachitta) are the Directors of Italthai Industrial Co., Ltd. | - Cost of machines and parts expenses, Back Hoe rental, maintenance expenses,and other services expenses.<br>- Account payable | Baht 91.96 million<br>Baht 69.60 million | - The Company purchased machines and parts and maintenance services from Italthai Industrial Co., Ltd. with 30-60 days credit term. | - Normal business transaction.<br>- Spare spart , machines , Back Hoe rental and services are based on market pricing and on arm's length basis. |

| Company | Description of Relations | Transactions | The Value of Transactions ending December 31, 2008 | Details of Transactions | Necessity and Reasonableness of Connected Transactions |
|---|---|---|---|---|---|
| 3. Amari Co., Ltd.<br>(Hotel and Resort) | A connected company<br>The Directors of the Company (Mr. Premchai Karnasuta, Mrs. Nijaporn Charanachitta and Mr. Yuthachai Charanachitta) and related persons of the Directors held a total of 3.56% of the registered capital of Amari Co., Ltd.<br>- The Directors of the Company (Mr. Premchai Karnasuta, Mrs. Nijaporn Charanachitta and Mr. Yuthachai Charanachitta) are the Directors of Amari Co., Ltd. | Revenue from construction services | Baht 140.00 million | The Company performed the construction services for Amari Orchid Hotel<br>with 30-60 days of credit term. | - Normal business transaction.<br>- The transaction is based on cost plus margin pricing and on arm's length basis.<br>- Occasional transactions depend on the orders of Amari Co., Ltd. |
| 4. Auo Siam Marine Co., Ltd<br>(Oil Operation) | - A connected company<br>- The Director of the Company (Mr. Premchai Karnasuta) held a total of 80% of the registered capital of Auo Siam Marine Co., Ltd<br>- The Director of the Company (Mr. Premchai Karnasuta) is a Director of Auo Siam Marine Co., Ltd. | Revenue from services, office rental, common services charge and utility charge<br>- Account receivable (The Company has made the provision for this doubtful debt for all over 12 months debts at the amount of Baht 96.91 million) | Baht 26.05 million<br>Baht 125.68 million | - The Company performed the worker services, marine rental and equipment rental.<br>- Auo Siam Marine Co., Ltd hired the office space from the Company which included common services and utilities amount to Baht 142,200 per month. The rental contracts is 3 years and the contract terminates on Nov 14, 2011. The credit term is 30-60 days. | - Normal business transaction.<br>- The transaction is based on arm's length basis.<br>- Occasional transactions depend on the orders of Auo Siam Marine Co., Ltd. |
| 5. Italthai Engineering Co., Ltd.<br>(Construction and Installation of Gas and Air Conditioning Systems) | - A connected company<br>- The Directors of the Company (Mr. Premchai Karnasuta, Mrs. Nijaporn Charanachitta and Mr. Yuthachai Charanachitta) held a total of 0.55 % of the total outstanding shares of Italthai Engineering Co., Ltd. | - Advance receivable<br>- Account receivable | Baht 76.83 million<br>Baht 1.51 million | - The Company performed the worker services and utilities supply with 30-60 days of credit term. | - Normal business transaction.<br>- The transaction is based on arm's length basis.<br>- Occasional transactions depend on the orders of Italthai Engineering Co., Ltd. |
| | - The Directors of the Company (Mrs. Nijaporn Charanachitta and Mr. Yuthachai Charanachitta) are the Directors of Italthai Engineering Co., Ltd. | - Cost of the services<br>- Account payable<br>- Retention payable | Baht 267.21 million<br>Baht 206.28 million<br>Baht 17.96 million | - The Company employed Italthai Engineering Co., Ltd to install mechanical and electrical systems of a building and the construction of a jetty. The credit term is 30-60 days. | - Normal business transaction.<br>- The transaction is based on approximate market pricing and on arm's length basis. |

| Company | Description of Relations | Transactions | The Value of Transactions ending December 31, 2008 | Details of Transactions | Necessity and Reasonableness of Connected Transactions |
|---|---|---|---|---|---|
| 6. Sakdi Sin Prasit Co., Ltd. (Real Estate ) | - A connected company<br>- The Directors and the Executives of the Company (Mrs. Nijaporn Charanachitta Mr. Yuthachai Charanachitta and Mrs. Pienghathai Pongsuwan) held a total of 40% of the registered capital of Sakdi Sin Prasit Co., Ltd.<br>- The Directors of the Company (Mrs. Nijaporn Charanachitta and Mr. Yuthachai Charanachitta) are the Directors of Sakdi Sin Prasit Co., Ltd. | - Revenue from construction services | Baht 4.80 million | - The Company provided the construction services of retaining wall renovation and earth work at Hua Hin, Prachuabkirikan Province with 30-60 days of credit term. | - Normal business transaction.<br>- The transaction is based on cost plus margin pricing and on arm's length basis.<br>- Occasional transactions depend on the orders of Sakdi Sin Prasit Co., Ltd. |
| 7. Charoong Thai Wire & Cable Plc. (Wire & Cable Manufacturer and Supplier) | - A connected company<br>- The Company held a total of 12.90 % of the total outstanding shares of Charoong Thai Wire & Cable Pcl.<br>- The Directors of the Company (Mr. Premchai Karnasuta, Mrs. Nijaporn Charanachitta and Mr. Pathai Chakornbundit) are the Directors of Charoong Thai Wire & Cable Pcl. | - Cost of the construction materials<br>- Account payable | Baht 143.57 million<br>Baht 89.81 million | - The Company bought wire and cable for construction projects from Charoong Thai Wire & Cable Plc. with 30-60 days of credit term. | - Normal business transaction.<br>- The transaction is based on market pricing and on arm's length basis. |
| 8. Auo-Po Grand Marina Co., Ltd. (Hotel and Resort) | - A connected company<br>- The Director of the Company (Mr. Premchai Karnasuta) held 1 share of Auo-Po Grand Marina Co., Ltd.<br>- The Director of the Company (Mr. Premchai Karnasuta) is the Director of Auo-Po Grand Marina Co., Ltd | - Revenue from construction services<br>- Account receivable | Baht 38.71 million<br>Baht 31.73 million | - The Company provided jetty construction services at Auo-Po, Phuket Province with 30-60 days of credit term. | - Normal business transaction.<br>- The transaction is based on cost plus margin pricing and on arm's length basis.<br>- Occasional transactions depend on the orders of Auo-Po Grand Marina Co., Ltd. |

| Company | Description of Relations | Transactions | The Value of Transactions ending December 31, 2008 | Details of Transactions | Necessity and Reasonableness of Connected Transactions |
|---|---|---|---|---|---|
| 9 Asia Pacific Potash Corporation Co., Ltd. (Potash Mining) | A connected company<br>The Directors of the Company (Mr. Premchai Karnasuta, Mrs. Nijaporn Charanachitta, Mr. Pathai Chakornbundit and Mr. Krisorn Jitthornthum) are the Directors of Asia Pacific Potash Corporation Co., Ltd. | Account receivable | Baht 22.49 million | - The Company has advanced payment for the potash mining project.<br>- The Company provide consultant services in potash mining.<br>- The Company has received office rental charge including a common service charge and utility charge with total value of Baht 230,400. The rental contract is 3 years starting on July 1, 2006 with 30-60 days of credit term. | - The Company has advanced payment for its subsidary to develop the potash mining project.<br>- The office rental and comon service charge are based on market pricing and on arm's length basis.<br>- The utility charge are actual cost pricing. |
| The transaction with a subsidiary<br>- Sin Rea Muang Thai Co., Ltd. | | - Loan<br>- Revenue from interest | Baht 211.82 million<br>Baht 12.65 million | - Asia Pacific Potash Corporation Co., Ltd. was financially supported by Sin Rae Muang Thai Co., Ltd. with MLR+ 0.5% | - Loan for Financial Support by its subsidiary. |
| 10. Nawarat Patanakarn Plc. (Contractor) | - A connected company<br>- The Company held 4.05 % of the outstanding shares of Nawarat Patanakarn Plc. | - Cost of services<br>- Account payable | Baht 12.18 million<br>Baht 77.98 million | - The Company provided the dredger and barge rental with credit term 30-60 days. | - Normal business transaction.<br>- The transaction is based on market pricing and on arm's length basis. |
| The transaction with a subsidiary<br>- Asian Steel Products Co., Ltd. | | - Revenue from goods | Baht 94.38 million | - Asian Steel Product Co., Ltd. sold steel pipe to Nawarat Patanakarn Plc. with 30-60 days of credit term. | - Normal Business transaction.<br>- The transaction is based on arm's length basis.<br>- Occasional transactions depend on the orders from Nawarat Patanakarn Plc. |

| Company | Description of Relations | Transactions | The Value of Transactions ending December 31, 2008 | Details of Transactions | Necessity and Reasonableness of Connected Transactions |
|---|---|---|---|---|---|
| 11. Medical Device Manufacturer (Thailand) Co., Ltd. (Medical Device Manufacturer and Supplier) | - A connected company<br>- The Company held 6.95 % of the outstanding shares of Medical Device Manufacturer (Thailand) Co., Ltd. | - Retention receivable (The Company has set up a full provision for these doubtful debts). | Baht 4.74 million | - The Company constructed the medical devices factory with the contract value of Baht 94.89 million and the construction period from November 20, 2003 to October 5, 2004.<br>- The Company received the construction service charge except the retention payment for an amount of Baht 4.74 million.<br>- The Company has made the provision for this doubtful debt. (for all over 12 months debts). | - Normal business transaction.<br>- The transaction is based on cost plus margin pricing and on arm's length basis.<br>- Occasional transactions depend on the orders from Medical Device Manufacturer (Thailand) Co., Ltd. |
| 12. Toyo-Thai Corporation Plc. (Contractor ) | - A connected company<br>- The Company held a total of 16.25 % of the total outstanding shares of Toyo-Thai Corporation Plc.<br>- The Directors of the Company (Mr. Premchai Karnasuta, Mrs. Nijaporn Charanachitta and Mr. Yuthachai Charanachitta) held a total of 4.05 % of the total outstanding shares of Toyo-Thai Corporation Plc. and they are the Directors of this company.<br>- The Director of the Company(Mrs. Nijaporn Charanachitta) is a director of Toyo-Thai Plc. | - Revenue from construction services<br>- Account receivable<br>- Retention receivable | Baht 388.28 million<br>Baht 63.60 million<br>Baht 24.01 million | - The Company provided the civil construction services in PTT PE Ethane Cracker Project in Rayong with 30-60 days of credit term. | - Normal business transaction.<br>- The transaction is based on cost plus margin pricing and on arm's length basis.<br>- Occasional transactions depend on the ordersof Toyo-Thai Corporation Plc. |
| 13. Auo-Po Patana Co., Ltd. (Real Estate) | - A connected company<br>- The Director of the Company, Mr. Premchai Karnasuta held 1 share of Auo-Po Patana Co., Ltd.<br>- The Director of the Company, Mr. Premchai Karnasuta, is the Director of Auo-Po Patana Co., Ltd. | - Revenue from construction services | Baht 6.96 million | - The Company provided the construction services in the resort at the Phuket Province with 30-60 days of credit term. | - Normal business transaction.<br>- The transaction is based on cost plus margin pricing and on arm's length basis.<br>- Occasional transactions depend on the orders of Auo-Po Patana Co., Ltd. |

| Company | Description of Relations | Transactions | The Value of Transactions ending December 31, 2008 | Details of Transactions | Necessity and Reasonableness of Connected Transactions |
|---|---|---|---|---|---|
| 14. Thai Rent All Co., Ltd (Construction Equipment Rental) | A connected company<br>The Company held a total of 15 % of the total outstanding shares of Thai Rent All Co., Ltd.<br>The Directors of the Company, Mr. Premchai Karnasuta and Mrs. Nijaporn Charanachitta each held 1 share of Thai Rent All Co., Ltd.<br>The Directors of the Company (Mrs. Nijaporn Charanachitta and Mr. Premchai Karnasuta) are the Directors of Thai Rent All Co., Ltd. | Cost of services<br>Account payable | Baht 60.29 million<br>Baht 38.89 million | Thai Rent All Co., Ltd. provided the equipment rental with 60 days of credit term. | Normal business transaction.<br>The transaction is based on cost plus margin pricing and on arm's length basis. |
| 15. Baan Rim Nam Chao Phraya Co., Ltd. (Thai Food Supplier) | A connected company<br>- The Directors of the Company (Mrs. Nijaporn Charanachitta and Mr. Yuthachai Charanachitta) each held a share of Baan Rim Nam Chao Phraya Co., Ltd.<br>- The Directors of the Company (Mrs. Nijaporn Charanachitta and Mr. Yuthachai Charanachitta) are the Directors of Baan Rim Nam Chao Phraya Co., Ltd. | - Revenue from construction services | Baht 4.00 million | - The Company provided the construction services of and retaining wall and the balconies renovation at the Oriental Hotel with 30-60 days of credit term | - Normal business transaction.<br>- The transaction is based on cost plus margin pricing and on arm's length basis.<br>- Occasional transactions depend on the orders of Baan Rim Nam Chao Phraya Co., Ltd. |
| 16. Saraburi Coal Co., Ltd. (Coal Production) | A connected company<br>The Directors (Mr. Premchai Karnasuta, Mrs. Nijaporn Charanachitta and Mr. Yuthachai Charanachitta) are the Directors of Saraburi Coal Co., Ltd. since 21st July 2008 | - Revenue from construction services | Baht 42.39 million | - Exploring services, producing coal in Myanmar<br>- Revenue from office rental, common services charge and utility services with total value of Baht 114,750 per month for 3 years from March 1,2008 with 30-60 days of the credit term. | - Normal business transaction.<br>- The transaction is based on cost plus margin pricing and on arm's length basis.<br>- The rate of rental and common services charge are based on market pricing and on arm's length basis.<br>- The utility charges are actual cost pricing. |
| The transaction with a subsidiary<br>- Thai Pride Cement Co., Ltd. | | - Cost of materials | Baht 39.70 million | - Thai Pride Cement Co., Ltd. bought the coal production from Saraburi Coal Co., Ltd. with 30-60 days of the credit term. | - Normal business transaction.<br>- The transaction is based on market pricing and on arm's length basis. |

| Company | Description of Relations | Transactions | The Value of Transactions ending December 31, 2008 | Details of Transactions | Necessity and Reasonableness of Connected Transactions |
|---|---|---|---|---|---|
| 17. Sarithorn Co., Ltd. (Real Estate) | - A Subsidiary of Bhakabhumi Development Co., Ltd. (a Subsidiary of the Company) | - Loan from Directors | Baht 159.23 million | - Sarithorn was financially supported by the Directors for an amount of Baht 11.51 million with MLR interest rate. | - Financial Support to a connected company which is unable to be financed by other resources. |
| 18. Siam Fiber Optics Co., Ltd. (Fiber Optics Manufacturer and Supplier) | - A connected company<br>- The Director, Mr. Premchai Karnasuta is the Director of Siam Fiber Optics Co., Ltd.<br>- The Company held a total of 10 % of the total outstanding shares of Siam Fiber Optics Co., Ltd. | - Cost of materials<br>- Account Payable | Baht 17.46 million<br>Baht 15.77 million | - The Company bought materials (Optical Fiber Cable) for construction projects with 60 days of credit term. | - Normal Business transaction.<br>- The transaction is based on arm's length basis. |
| 19. Suwarnabhumi Entertainment Co., Ltd. (Entertainment Business) | - A connected company<br>- The Director, Mr. Peeti Karnasuta is the Director of Suwarnabhumi Entertainment Co., Ltd. | - Income from interior decoration<br>- Account receivable | Baht 54.02 million<br>Baht 57.80 million | - The Company provided the interior decoration service for the entertainment complex at Suvarnabhumi Airport. The contract value is Baht 57.80 million. | - Normal business transaction.<br>- The transaction is based on cost plus margin pricing and on arm's length basis.<br>- Occasional transactions depend on the orders of Suwarnabhumi Entertainment Co., Ltd. |
| 20. Amari Estate Co., Ltd. (Real Estate) | - A connected Company<br>- The Director of the Company, Mr. Yuthachai Charanachitta held a share of Amari Estate Co., Ltd.<br>- The Director, Mr. Yuthachai Charanachitta is the Director of Amari Estate Co., Ltd. | - Revenue from construction services<br>- Account Recievable<br>- Advance Recievable | Baht 6.48 million<br>Baht 5.89 million<br>Baht 24.72 million | - The Company provided the construction services of Amari Hotel Resident with 30-60 days of credit term. | - Normal business transaction.<br>- The transaction is based on cost plus margin pricing and on arm's length basis.<br>- Occasional transactions depend on the orders of Amari Estate Co.,Ltd. |
| The transaction with a subsidiary<br>- Italthai Trevi Co., Ltd. | | - Revenue from construction services | Baht 3.61 million | - The Company provided the piling work services for Amari Hotel Resident with 30-60 days of credit term. | - Normal business transaction.<br>- The transaction is based on cost plus margin pricing and on arm's length basis.<br>- Occasional transactions depend on the orders of Amari Estate Co.,Ltd. |

| Company | Description of Relations | Transactions | The Value of Transactions ending December 31, 2008 | Details of Transactions | Necessity and Reasonableness of Connected Transactions |
|---|---|---|---|---|---|
| 21. Amari Huahin Co., Ltd. (Hotel and Resort) | A connected Company The Directors of the Company (Mrs. Nijaporn Charanachitta and Mr. Yuthachai Charanachitta) each held 1 share of Amari Huahin Co., Ltd. The Directors of the Company (Mrs. Nijaporn Charanachitta and Mr. Yuthachai Charanachitta) are the Directors of Amari Huahin Co., Ltd. | Revenue from construction service | Baht 8.79 million | The Company provided the construction service of [illegible] and earth works with 30-60 days of credit term. | Normal business transaction. [illegible] transaction is based on cost plus margin pricing and on arm's length basis Occasional transactions depend on the orders of Amari Huahin Co.,Ltd. |
| 22. Siam Machinery and Equipment Co., Ltd. (Machinery and Equipment Parts Manufacturer) | A connected Company The Directors of the Company (Mr. Premchai Karnauta and Mrs. Nijaporn Charanachitta) held a total of 28.33 % of its outstanding shares of Siam Machinery and Equipment Co., Ltd. The Directors of the Company (Mr. Premchai Karnauta and Mrs. Nijaporn Charanachitta) are the Directors of Siam Machinery and Equipment Co., Ltd. | Cost of materials | Baht 4.23 million | - The Company bought the material construction with 30-60 days of credit term. | Normal business transaction. The transaction is based on market pricing and on arm's length basis. |

*Remark: The Audit Committee considered the necessity and appropriateness of the connected transactions, listed 1-22 above, which were normal business transactions and were arranged with the price and terms based on market pricing and an arm's length term relationship.*



(Pol.Lt.Chatrachai Bunya-Ananta)
Audit Committee Chairman
March 25, 2009

# Management' s Discussion and Analysis of Results of Operations and Financial Condition as at December 31, 2008

## Results of Operations

### 1. Overview

ITD is considered as the largest civil engineering and construction firm in the Stock Exchange of Thailand as measured by total revenues of construction companies listed in the Stock Exchange of Thailand (SET). The Company's market share of the total construction industry revenues was 40.34% and 39.80% for 2008 and 2007 respectively. In 2008, the total revenue of the Company was Baht 43,699 million which mainly was the revenue from construction services, and the total expenses was Baht 46,355 million, resulting in net loss attributable to equity holders of the Company in the amount of Baht 2,656 million.

As at December 31, 2008 the Company's backlog was Baht 40,552 million, compared to Baht 42,896 million in December 31, 2007, of which over 85.58% comprised public sector infrastructure development and 82.16% comprised work in Thailand. In addition to the Company's backlog at December 31, 2008, as at March 11, 2009 the Company has signed new contracts valued at Baht 8,006 million and has been awarded, but has yet to sign, contracts for a further Baht 3,145 million. The Company's current backlog, therefore, has an accumulated value of Baht 51,703 million.

*Market share increased to 40.34% in 2008 from 39.80% in 2007*


Market Share
100%
75%
50%
25%
0%
39.80
40.34
2007
2008
ITD
Others

*Backlog Baht 40,552 million as of 2008, public sector 85.58% and in Thailand 82.16%*

### 2. Previous Year Operations Results

#### Revenues from Construction Work

Revenue from construction work was Baht 42,855 million in 2008, a decrease from Baht 2,768 million in 2007, or by approximately 6.07% due to the decrease in construction revenues from completed and nearly completed projects, such as Aua Arthorn Housing Turnkey 3 project, ITD-NCC Joint Venture (NT2), Sport Complex at Nakonrachsima project, King Power project and the BTS Sukhumvit Extension project.

*Revenue from construction was Baht 42,855 million in 2008, decreased 6.07% y-o-y*


Revenue from Construction (MB)
50,000
25,000
0
45,623
42,855
2007
2008

#### Cost of Construction Work

The cost of construction work was equal to Baht 42,200 million in 2008, a decrease of Baht 181 million from 2007, or by approximately 0.43%, however, the costs of construction work in the part of the allowance for loss on construction work increased from 2007 Baht 296 million or by approximately 2,335.48% which mainly from the West Bengal project in India Baht 297 million in 2008.

*Cost of services Baht 42,200 million in 2008 decreased 0.43% y-o-y*


Cost of Construction (MB)
45,000
30,000
15,000
0
42,381
42,200
2007
2008

In 2008, the Company's gross profit was Baht 655 million, a decrease when compared to 2007 when the gross profit was Baht 3,241 million, whereas the Company's gross profit margin in 2008 was 1.53% a decrease when compared to 2007 when the gross profit margin was 7.10%. The main reasons for the decrease were the gross loss from the joint ventures which constructed the Nam Theun 2 Hydroelectric dam project, of approximately Baht 1,150 million, the West Bengal project in India of approximately Baht 460 million, the underground electrical train station in Taiwan project of approximately Baht 187 million, the PTTPE Ethane Cracker project of approximately Baht 122 million and IN Joint Ventures of approximately Baht 81 million. Moreover, there were the decreases of gross profit from some subsidiaries such as Thai Maruken Co., Ltd. Italthai Trevi Co., Ltd. and Siam Concrete & Brick Products Co., Ltd.

*Gross Profit Baht 655 million and Gross Profit Margin 1.53% in 2008*


[LHS] Gross Profit (MB) and [RHS] GPM (%)
4,000
2,000
0
8.0%
4.0%
0.0%
3,241
655
2007
2008
Gross Profit
Gross Profit Margin

*Administrative expense Baht 1,773 million in 2008 increased 25.78% y-o-y*


Administrative Expense (MB)
2,000
1,000
0
1,410
1,773
2007
2008

*Allowance for doubtful account Baht 232 million in 2008 increased 653.27% y-o-y*


Reversal (allowance) for Doubtful Account (MB)
100
0
-100
-200
-300
42
2007
2008
-232

*Share of loss from investments accounted for by equity method Baht 1 million in 2008 decreased 85.46% y-o-y*


Share of Loss (MB)
10
5
0
7
1
2007
2008

*Dividend income and shares of profit from the joint ventures Baht 75 million in 2008 decrease 13.64% y-o-y*


Dividend Income and Shares of Profit from Joint Venture (MB)
100
50
0
86
75
2007
2008

*Interest Income Baht 133 million in 2008 increase 151.95% y-o-y*


Interest Income (MB)
150
100
50
0
53
133
2007
2008

**Administrative Expenses**

In 2008, the Company's administrative expenses were Baht 1,773 million, an increase of Baht 363 million, or by approximately 25.78%, compared to 2007. The main reasons were the increase of the administrative expenses of the Company of approximately Baht 119 million; such as bank fees, additional income tax on tax refund of 2005, administrative expense of West Bengal project; moreover, a subsidiary company accounted for allowance for damages of Baht 92 million due to a claim for compensation for alleged negligence. The Court of First Instance ordered the subsidiary to pay damages amounting to Baht 92 million together with fees. The case is currently being appealed. Furthermore, there were the increases of administrative expenses from new or recently operating subsidiaries and joint ventures such as ITD-ITD Cem JV, ITD Cementation India Ltd. and PT Thailindo Bara Pratama Co., Ltd.

**Reversal of Allowance (Allowance) for Doubtful Accounts**

The Company set up an allowance for doubtful accounts of net Baht 232 million, which increased from the same period of the previous year by Baht 274 million, or by approximately 653.27%, compared to the same period of 2007. The Company revised the allowance for doubtful accounts of Baht 42 million according to the Company's policy to set up a full allowance for doubtful accounts for the major private accounts receivable that have been overdue for more than 12 months and at 50 percent for those accounts overdue for more than 6 months and the allowance of earned revenues not yet billed from the Palm Laguna project in the United Arab Emirates of approximately Baht 278 million.

**Share of Loss from Investments Accounted for by Equity Method**

The Company had a loss of Baht 1 million in 2008 from investments accounted for by equity method, a decrease of Baht 6 million from 2007 or by approximately 85.46%.

**Dividend Income and Shares of Profit from the Joint Ventures**

In 2008, the Company received dividend income and shares of profit from joint ventures of Baht 75 million, a decrease of Baht 12 million from 2007, or by approximately 13.64%, mainly from the decrease of dividend income from Charoong Thai Wire and Cable Plc.

**Interest Income**

The Company's interest income in 2008 was Baht 133 million, an increase of Baht 80 million from 2007, or by approximately 151.95% because of the increase of interest income from promissory notes receivable and government bonds.

**Loss on Exchange Rate**

In 2008, the Company recorded loss on exchange Baht 294 million, an increase of Baht 130 million from 2007, or by approximately 78.68% mainly due to the unrealised loss on exchange rate of some subsidiaries and joint ventures, such as Italthai Marine Ltd, PT Thailindo Bara Pratama Co., Ltd., ITO Joint Venture and ITD Cementation India Ltd.

**Other Income**

The Company's other revenues in 2008 were Baht 637 million, a decrease of Baht 113 million from 2007, or by approximately 15.09%. This was mainly because in 2007 the Company received the payment from the customers previously categorised under doubtful accounts in some projects, such as the Jetty at Songkhla project and Protection of Shore Erosion at Bangpakong and Samuthprakarn project and the gain from sales of right to purchase shares of ITD Cementation India Ltd. The said transactions did not incur in 2008.

**Allowance for Impairment and Contingent Liabilities**

The Company set up an allowance for impairment and contingent liabilities of Baht 28 million in 2008, a decrease of Baht 3 million from 2007, or by approximately 10.43%.

**Interest Expenses**

The Company's interest expense was Baht 1,744 million in 2008, an increase of Baht 445 million from 2007, or by approximately 34.29%. The main reason was the interest of debentures and convertible debentures.

**Corporate Income Tax for the Period**

Corporate income tax was Baht 105 million in 2008, a decrease of Baht 58 million from 2007, or by approximately 35.77% from the subsidiaries and joint ventures of the Company, such as ITD-ITD Cem JV (BC-24) Baht 42 million, ITD Cementation India Ltd. Baht 34 million, and Thai Maruken Co., Ltd., Baht 15 million.

**Net Earnings (Loss) Attributable to Equity Holders of the Company**

As a result of the foregoing, the Company's net loss attributable to equity holders of the Company was Baht 2,656 million in 2008, a decrease of Baht 3,667 million from 2007, or by approximately 362.77%

*Loss on exchange Baht 294 million in 2008 increased 78.68% y-o-y*

**Loss of exchange (MB)**


300
200
100
0
165
294
2007
2008

*Other income Baht 637 million in 2008 decreased 15.09% y-o-y*

**Other Revenues (MB)**


800
400
0
750
637
2007
2008

*Allowance for impairment and contingent liabilities Baht 28 million decreased 10.43% y-o-y*


Allowance for Impairment
and Contigent Liabilities (MB)
40
20
0
31
28
2007
2008

*Interest expenses Baht 1,744 million in 2008 increased 34.29% y-o-y*

**Interest Expense (MB)**


2,000
1,000
0
1,299
1,744
2007
2008

*Corporate income tax Baht 105 million in 2008 decreased 35.77% y-o-y*

**Income Tax (MB)**


200
100
0
163
105
2007
2008

*Net earnings (loss) Baht 2,656 million in 2008 decreased 362.77%*

**Net income (loss) attributable to equity holders of the company (MB)**


1,000
0
-1,000
-2,000
-3,000
2007
2008
-2,656

*Total assets Baht 57,230 million at the year ended 2008 increased 8.01% y-o-y*



Total Assets (MB)
60,000
30,000
0
52,987
57,230
2007
2008


*Current assets Baht 33,598 million at the year ended 2008 increased 10.28% y-o-y*



Current Assets (MB)
40,000
20,000
0
30,466
33,598
2007
2008


*Property, plant and equipment Baht 15,514 million at the year ended 2008 increased 3.38% y-o-y*



Property, Plant and Equipment (MB)
20,000
10,000
0
15,007
15,514
2007
2008


## Financial Statement

### 1. Total Assets

The Company's total assets were Baht 57,230 million in 2008, an increase of Baht 4,243 million from 2007, or by approximately 8.01%, due to the following factors.

**Current Assets**

Current assets were Baht 33,598 million in 2008, an increase of Baht 3,132 million from 2007, or by approximately 10.28%, as a result of the increase of Baht 3,003 million in trade accounts receivable – unrelated parties which was mainly from the financial statement of ITD Cementation India Limited, Italthai Marine Co., Ltd. and from North Bangkok Power Plant Project and the increase in government bonds, the increase in retentions receivable and inventories and work in progress.

**Property, Plant and Equipment**

In 2008, the Company had property, plant and equipment of Baht 15,514 million, an increase of Baht 507 million from 2007, or by approximately 3.38% mainly from purchasing equipment for the Delhi Metro contract BC-24 India project and the purchasing equipment of ITD Cementation India Ltd.

### 2. Liquidity

**Summary of Cash Flow Statement**

| (Unit: Thousand Baht) | 2006 | 2007 | **2008** |
|---|---|---|---|
| Net cash provided by (used in) operating activities | 3,268,689 | 752,378 | **(388,001)** |
| Cash flow from investing activities | (6,352,379) | (2,111,667) | **(3,197,280)** |
| Cash flow from financing activities | 4,211,051 | 517,900 | **5,833,747** |
| Translation adjustment on foreign currency financial statement | - | 93,279 | **(805,119)** |
| Cash and cash equivalents at end of year | 3,312,272 | 2,564,162 | **4,007,509** |

As shown in the table above, in 2008 cash flow used in operating activities was at Baht 388 million because the increase of trade accounts receivable - unrelated parties, the decrease of receipts in excess of contracts work in progress and the increase of retentions receivable.

In 2008, cash flow used in investing activities amounted to Baht 3,197 million mainly because the Company had invested in property, plant and equipment, such as the equipment in for Delhi Metro contract BC-24 India project and the purchase of equipment of ITD Cementation India Ltd. as well as investment in other long - term investments in Nam Theun 2 Power Co., Ltd.

The Company had financed by issuing convertible debentures, debentures and loans from financial institutions.

The Company's liquidity was at a normal level, as shown in Current Ratio and Quick Ratio for the year ended 2008, being 1.12 times and 0.47 times respectively.

### 3. *Cost of Investment*

The Company intends to invest in the other business related to construction services i.e. manufacturing and providing construction materials, real estate development, power business and mine business.

### 4. Financial Resources

#### 4.1) Short-term Debt: The Company's short-term debt consists of

- general working capital Baht loans; and
- project specific loans in Thailand and Internationally.

It was the Company's practice to advance funds to its joint ventures for working capital. The Company's short-term debt was incurred at the parent Company level and Branch levels in other countries.

At December 31, 2008 and 2007 the Company, on a consolidated basis, had Baht 7,353 million and Baht 4,974 million, respectively, outstanding in bank overdrafts and loans from financial institutions. On a stand-alone basis, the Company's corresponding amounts were Baht 3,042 million and Baht 3,493 million, respectively. This kind of project tied debt will normally be repaid as the projects progress, with full repayment being achieved at project completion.

#### 4.2) Long-term Debt: The Company's long-term debt consists of

- long-term foreign loans for equipment purchases, project finance and working capital; and
- long-term Thai Baht loans for purchasing equipment and project financing and working capital.

The Company has used long-term loans for supporting the Company's long term projects. As of December 31, 2008 and 2007 the Company had outstanding long-term loans of Baht 15,447 million and Baht 9,667 million respectively.

#### 4.3) Guarantees

As at December 31, 2008 and 2007, there were outstanding guarantees of approximately Baht 28,799 million and Baht 21,701 million, respectively, issued by financial institutions on behalf of the Company, subsidiaries and its joint ventures in respect of certain performance bonds required in the normal course of business of the Company, subsidiaries and its joint ventures.

As at December 31, 2008 and 2007, there were guarantees of approximately Baht 8,670 million and Baht 8,870 million, respectively, issued by the Company to financial institutions and its ventures to secure credit facilities granted by those financial institutions and ventures to subsidiaries, associated and related companies and joint ventures. The Company had issued guarantees in proportion to its shareholding, except for Italthai Trevi Co., Ltd. Italthai Marine Co., Ltd., Aquathai Co., Ltd., Asian Steel Product Co., Ltd. and ITD Cementation India Limited., for which the Company issued full guarantees for the credit facilities. Such guarantees were necessary for regular operation of the Company, its subsidiaries and its joint ventures.

## Auditors' Remuneration

The annual remuneration of the external auditor for the year ended December 31, 2008.

**1. Audit Fee**

The Company or its subsidiaries paid an annual audit fee to:

- The external auditor, amounting to 11,161,100 Baht
- The audit firm of the auditor, connected person/enterprise of the auditor and his/her firm the amount of nil Baht.

**2. Non-audit Fee**

In 2008, the Company paid a non-audit fee for other services to:

- Cover certification of recognized income under projects.
  - The external auditor, amounting to 2,461,997 Baht, and must pay in the future for incomplete service the amount of nil Baht
  - The audit firm of the auditor, connected person/enterprise of the auditor and his/her firm the amount of nil Baht and must pay in the future for incomplete service the amount of nil Baht.

## Dividend Policy

The Board of Directors' policy is to pay dividends to the Company's shareholders in each year by using the original dividend policy, which is, the Company will declare and pay dividends in the amount of at least 40% of net profit after provision for taxes, provided that such payment of any declared dividend will not impact the on-going operations of the Company.

| Subsidiary Companies | Dividend Policy |
|---|---|
| 1. Myanmar ITD Co., Ltd. | - None - |
| 2. PT Thailindo Bara Pratama Co., Ltd. | - None - |
| 3. ITD Cementation India Ltd. | - None - |
| 4. Italian-Thai International Co., Ltd. | - None - |
| 5. Bhaka Bhumi Development Co., Ltd. | - None - |
| 6. Thai Pride Cement Co., Ltd. | - None - |
| 7. Sin Rae Muang Thai Co., Ltd. | - None - |
| 8. Nha Pralarn Crushing Plant Co., Ltd. | - None - |
| 9. Siam Concrete and Brick Products Co., Ltd. | - None - |
| 10. Italthai Marine Co., Ltd. | - None - |
| 11. Italthai Trevi Co., Ltd. | - Not less than 20% of net earnings from the Company as announced, provided there will be no effect on its performance |
| 12. Asian Steel Product Co., Ltd. | - Not less than 30% of net earnings for the year. |
| 13. Thai Maruken Co., Ltd. | - Not less than 30% of net earnings before taxes. |
| 14. Italian-Thai Land Co., Ltd. | - None - |
| 15. Khunka Palangthai Thai Co., Ltd | - None - |
| 16. Palit Palangngan Co., Ltd | - None - |
| 17. Palangthai Kaona Co., Ltd. | - None - |
| 18. Italian-Thai Power Co., Ltd. | - None - |
| 19. Saraburi Construction Technology Co., Ltd. | - None - |
| 20. Asia Logistics Development Co., Ltd. | - None - |
| 21. Asia Industrial and Port Corporation Co., Ltd. | - None - |

| Joint Venture | Dividend Policy |
|---|---|
| 1. ITD-NCC Joint Venture (NT-2) | - None - |
| 2. ITD-EGC Joint Venture | - None - |
| 3. ITD-NAWARAT LLC Joint Venture | - None - |
| 4. ITD-ITD Cem Joint Venture | - None - |
| 5. ITD-VIS Joint Venture | - None - |
| 6. ITD-NSC Joint Venture | - None - |
| 7. ITAC Joint Venture | - Dividend paid as 3 equal installments in the year following declaration of net profit (after tax and repayment of partner advances). |
| 8. Italian-Thai Skanska Lundby Joint Venture | - None - |
| 9. ITD-NCC Joint Venture | - None - |
| 10. IN Joint Venture | - None - |

## Disputes Under Litigation

Disputes under litigation involving the Company, which may have a negative impact with the amount in dispute being greater than 5% of the shareholders equity as at 31st December 2008 are as follows:

| | | | |
|---|---|---|---|
| **1. Civil Case** | **Black Index Case No:** | **1563/2540** | **Chonburi Provincial Court** |
| | **Red Index Case No:** | 1787/2548 | |
| | **Case Start Date:** | 8th May 1997 | |
| | **Plaintiff:** | Chonburi Province by Governor as 1st Plaintiff et al. (Total of 3 persons) | |
| | **Defendant:** | Pornpenpratarn Company Limited as 1st Defendant et al. (Total of 8 persons) (Italian-Thai Development Public Company Limited and Mr. Premchai Karnasuta as the 6th and 7th Defendants and Ms.Nijaporn Charanachitta as the 8th Defendants respectively) | |
| | **Nature of Charge or Case:** | Wrongful acts; invasion of the State's land; rock blasting destroying the natural environment and claim for damages. | |
| | **Amount of Claim:** | Baht 654,888,949.69 | |
| | **Current Status:** | The Court ordered, on December 30, 2005, to cancel the title deed No.424 to 427 Tewarak Subdistrict, Sichang Districk, Cholburi Province, cancel Possession Certificate (Sor Khor 1), No. 1 to 8 and No. 11, Moo 3, Thewawong Subdistrict, Sichang Districk, Cholburi Province, as held by Mr.Thong Hongladaromp, 1st-5th Defendant pay Plaintiff for damages at amount of Baht 36,255,532.50 plus with 7.5% of interests during June 11, 1992 to the date they pay for Plaintiff, 1st-8th Defendant pay Plaintiff for damages at amount of Baht 138,300,000 plus with 7.5% of interests during June 11, 1992 to the date they pay for Plaintiff, 1st-8th Defendant is responsible for court fees of Plaintiff by indicated attorney charge at amount Baht 1,000,000. At present, this case is being appealed. | |
| | **Executive Recommendation:** | In Appeal Court, the Company has a superior position to win because there are misunderstood matters regarding facts and laws in the resolution of the Provincial Court. | |
| **2. Civil Case** | **Black Index Case No:** | 2902/2542 | **South Bangkok Civil Court** |
| | **Case Start Date:** | 4th February 1999 | |
| | **Plaintiff:** | Italian-Thai Development Public Company Limited as 1st Plaintiff et al. | |
| | **Defendant:** | Modern Home Development Co., Ltd. | |
| | **Nature of Charge or Case:** | Breach of Contract | |
| | **Amount of Claim:** | Baht 621,010,029.36 | |
| | **Current Status:** | The Court ordered temporary discharge of case from the Court's register and waited for restructuring of the Defendant. Now the Defendant has achieved all procedures for restructuring and has to pay the Plaintiff amount Baht 591,105,025.04 | |
| | **Executive Recommendation:** | This case would not have an effect against the Company because 100% allowance has been made for this doubtful debt. | |
| **3. Administrative Case** | **Black Case Index No.** | 2095/2545 | **The Central Administrative Court** |
| | **Red Case Index No.** | 1869/2549 | |
| | **Date of Commencement** | 13 November 2002 | |
| | **Plaintiff:** | The Metropolitan Water Authority ('MWA') the Respondent No. 1 | |
| | **Defendant:** | Italian-Thai Development Public Company Limited, No.1 the Claimants Ondeo Degremont, No.2 Aquathai Co. Ltd., No. 3 | |
| | **Nature of Charge or Case** | On 25 December 2006, Respondent No. 1 filed a Petition to the Central Administrative Court alleging that the said Court had issued the Injunctive Order to suspend the execution of the Construction Contract for the Mahasawat 3 Project by mistake as caused by the false or negligence of the Claimants pursuant to the Section 263, Civil Procedure Code. Therefore, the Respondent No. 1 is claiming the compensation for damage from the Claimants as they caused delay to the Construction Project. | |

| | |
|---|---|
| **Amount of Claim:** | 77,111,000.00 Baht |
| **Case Status** | On 15 August 2008, the Central Administrative Court rendered a judgment stating that the exercise of rights for Injunctive Order by Claimants were proceeded without distortion. Moreover, the Court did not issue such Order by any mistake. Therefore, the Court may not order the Claimants to pay compensation under said Section 263. This equates with dismissal of the Respondent No. 1 petition.<br>Later on 12 September 2007, the Respondent No. 1 lodged an appeal against such judgment with the Supreme Administration Court. Consequently, the Claimants duly filed answer to such appeal on 29 November 2007. Then, on 17 September 2008, the Supreme Administrative Court notified that 3 October2008 was the ending date for facts finding in the case. The trial appointment by the Court will be notified prior to giving decision.<br>As background, on 28 November 2002, the said Court had issued an Injunctive Order as per the Petition made by the Claimants to suspend execution of the Construction Project Contract pending final judgment or court order. The said Court gave reasons that after due trial of both parties evidence, the Court was convinced that the Claimants case had good grounds of claim. Such grounds could substantiate the irregularity charge against the order of Respondent No. 1 in opening of price proposal for only one bidder. Later, the Respondent No. 1 appealed against such Injunctive Order. Finally, on 27 June 2003, the Supreme Administrative Court decided to reverse the Injunctive Order of the lower court . The High Court gave reason that although the court considered that the Claimants were eligible to proceed with such lawsuit, the court realized interest of the public rather than the companies i.e. if this Project was further delayed and the bidding had to be repealed and repeated, the costs thereof would be higher according to the status of economic condition. This case became finalized by the Judgment of the Central Administrative Court dismissing the complaint of Claimants as read on 27 Nov. 2006. |
| **Executive Recommendation** | The Claimants have fully sufficient grounds of defense. The reason of such defense is that the petition submitted by MWA has no compelling reasons over those reasons and facts as determined by the Supreme Administrative Court in its final decision in support of the Claimants position in this case. Therefore, the Claimants should not be liable for the compensation as claimed. |

**Litigation which may significantly effect the Company but cannot be evaluated into monetary value.**

- None -

**Litigation which is not derived from normal operation of the Company's business**

- None -

Auditors' Report and Financial statements of

**Italian-thai Development Public Company Limited and Subsidiaries**

For the Year Ended 31 December 2008

## The Board of Director's Report on their Responsibilities for Financial Reports for the year 2008

The Financial Statements for Italian-Thai Development Public Company Limited and its subsidiaries have been prepared in accordance with the policy of the Board of Directors which requires the compliance with generally accepted accounting principles and careful book-keeping to reflect the accurate performance of the Company.

The Financial Statements provide for the significant disclosure of additional substantial information as shown in the notes attached to the Financial Statements, as well as explanations and analysis for the benefit of the shareholders and general investors.

The Company's Board of Directors recognizes the importance of the Financial Statements by auditing the input financial data. In this regard, the Board of Directors has appointed the Audit Committee comprising independent and non-executive members of the Board to oversee the quality of financial reports. Their opinion is shown in the Report of Audit Committee included in this Annual Report.

Based on the management structure and internal audit system as mentioned above, as well as the Audit Report produced by the certified public auditor, the Board of Directors is convinced that the Financial Statements for the Company and its subsidiaries as at 31st December 2008 reasonably represent an accurate statement of the financial status, business performance and cash flow of the Company in accordance with generally accepted accounting principles.



(Mr. Premchai Karnasuta)
President



(Mrs. Nijaporn Charanachitta)
Senior Executive Vice President

Grant Thornton

**Grant Thornton Limited**
18th Floor Capital Tower
All Seasons Place
87/1 Wireless Road Lumpini
Pathumwan Bangkok 10330 Thailand

T + 66 2 205 8222
F + 66 2 654 3339
www.grantthornton.co.th

## REPORT OF THE INDEPENDENT AUDITOR

To the Shareholders of Italian-Thai Development Public Company Limited

I have audited the accompanying consolidated balance sheet as at 31 December 2008 and 2007 of Italian-Thai Development Public Company Limited and subsidiaries, and the related consolidated statements of income, consolidated statements of changes in shareholders' equity and cash flows for the years then ended. I have also audited of the separate balance sheet as at 31 December 2008 and 2007 of Italian-Thai Development Public Company Limited, and the related separate statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. My responsibility is to express an opinion on these financial statements based on my audits. I did not audit the financial statements of two overseas project offices, two overseas branches, two overseas subsidiaries and six overseas joint ventures with total assets as at 31 December 2008 and 2007 of Baht 16,516 million and Baht 14,897 million, respectively, and total revenues for the years ended 31 December 2008 and 2007 of Baht 16,926 million and Baht 12,835 million, respectively. Such total assets and revenues as included in the consolidated financial statements were based on financial statements audited by other auditors whose reports have been furnished to me. The two overseas project offices, and two overseas branches' financial statements with total assets as at 31 December 2008 and 2007 of Baht 1,843 million and Baht 1,528 million, respectively, and total revenues for the years ended 31 December 2008 and 2007 of Baht 2,099 million and Baht 390 million, respectively, as included in the separate financial statements of Italian – Thai Development Public Company Limited, were audited by other auditors whose reports have been furnished to me. My report, in so far as it relates to those overseas branches, subsidiaries and joint ventures, are based on the reports of those other auditors.

Except for the matters discussed in the third, fourth and fifth paragraphs, I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits, together with the reports of the other auditors as discussed in the first paragraph, provide a reasonable basis for my opinion.

The consolidated financial statements for the year ended 31 December 2008 include unbilled receivables of a Joint Venture, proportionate to the Company of Baht 710 million which represent the revenues for work done to one local customer (government enterprise) but have not been certified to accept the work beyond the normal period of certification. This was explained as an effect from the change in the management of such government enterprise. As a result, the Joint Venture has not been able to determine the age of the collection of such receivables. Currently, the Joint Venture is rectifying the situation to make the collection.

Based on the audit report of other auditor of an overseas subsidiary and a joint venture, trade accounts receivable as at 31 December 2008 and 2007 include claims of Baht 303 million and Baht 359 million, respectively, recognized in the earlier years, which has been disputed by the customer. Of these claims, the arbitrator had issued a verdict in favour of the subsidiary of Baht 117 million and Baht 139 million, respectively. However, the total amount has still been disputed by the customer. Trade accounts receivable of such subsidiary and joint venture as at 31 December 2008 and 2007 also include Baht 245 million and Baht 370 million, respectively, billed for interim work done but have not been certified to accept the work by customers beyond the normal period of certification. Considering the nature of the subsidiary's and joint venture's businesses, the management is unable to determine the age of the collection of such interim work. Currently, the subsidiary company and joint venture are rectifying the situation to make the collection.

Based on the audit report of other auditor of an oversea project office, the project office is in the process of reassessing the budgeted cost from the fluctuation in material costs and many significant factors affecting the costs originally estimated. Such revision in the budgeted costs may impact the percentage of completion and unbilled revenue and the provision for foreseeable loss that could not presently be determined. However, the Company's management believes that the effect from the revision of the budgeted costs of the project office will not be significant to the consolidated financial statements since the Company has already recorded some allowances for losses on construction project in the consolidated financial statements.

Based on my audits and the reports of other auditors, except for the effects on the consolidated financial statements for the years ended 31 December 2008 and 2007, which may occur and cannot presently be determined, of the matters discussed in the third, fourth and fifth paragraphs which depends on the future judicial process and the certification of work done by the subsidiary and joint venture in the future, and the adjustment for the costs of construction project of overseas project office for which I and other auditors can not presently determine due to scope limitation imposed by circumstances, the financial statements referred to above present fairly, in all materials respects, the consolidated financial position as at 31 December 2008 and 2007 and the consolidated results of operations and cash flows for the years then ended of Italian-Thai Development Public Company Limited and subsidiaries, and the separate financial position as at 31 December 2008 and 2007 and the results of operations and cash flows for the year then ended of Italian-Thai Development Public Company Limited, in conformity with generally accepted accounts principles.

Without modifying my opinion above, I draw attention to the followings:

1) As discussed in Note 43 to the financial statements, at the beginning of 2007, the Company and a local joint venture received a letter from The National Assets Examination Committee (NAEC) informing the appointment of the inspection subcommittee and inspection responsibilities to investigate the facts on the procurement of a baggage-handling system and the CTX bomb scanners for Suvarnabhumi Airport, and the inspection for cracks on the runways and taxiways at Suvarnabhumi Airport. The Company so far has not received any claim for damages. The management believes that the Company and its joint venture referred to above do not have to be responsible for any damage.

2) As discussed in Note 15 to the financial statements, the Company has investment in a potash mine project of Baht 3,236 million that the request for mining license is being processed. Currently, the government agree to set up the national committee consist of represent from Ministry of Industry, Ministry of Interior, Ministry of Natural Resources and Environment, Ministry of Public Health and Ministry of Social Development and Human Security to consider the process to resolve the potash mining operations in Udonthani to make the progress and generate the benefits. The Company's management believes that this project will generate benefits both for nearby areas and for the country, and the project will be approved by the government and operational as planned since the Ministry of Finance has jointly invested in this project for 10% of the total registered capital. The management of the Company believes that there will not be any impairment in the value of investment.

3) As discussed in Note 3 to the financial statements, the retained earnings as at 1 January 2008 in the consolidated financial statements have been restated to account for the write-off of negative goodwill of Baht 10.0 million as a result of the change in accounting policy.



MR. SOMCKID TIATRAGUL
Certified Public Accountant
Registration No. 2785

Bangkok, Thailand
2 March 2009

## BALANCE SHEETS

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES
AS AT 31 DECEMBER 2008 AND 2007

| (Unit: Thousand Baht) | Notes | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|---|
| | | **2008** | 2007 | **2008** | 2007 |
| **ASSETS** | | | | | |
| **CURRENT ASSETS** | | | | | |
| Cash and deposits with banks | 7 | **4,047,216** | 2,969,513 | **2,624,754** | 1,188,599 |
| Restricted deposits with banks | 8 | **507,290** | 633,527 | **469,053** | 554,824 |
| Short-term investment | | **479** | 467 | **-** | - |
| Current portion of promissory notes receivable | 9 | **300,000** | - | **300,000** | - |
| Trade accounts receivable - unrelated parties - net | 10 | **8,484,719** | 5,882,996 | **3,536,845** | 2,920,115 |
| Trade accounts receivable - related parties - net | 11 | **1,129,006** | 1,289,470 | **1,391,432** | 1,881,962 |
| Short-term loans and advances to related parties - net | 12 | **96,728** | 6,594 | **1,440,875** | 1,556,240 |
| Earned revenues not yet billed | | **10,501,685** | 11,869,519 | **5,145,546** | 5,687,040 |
| Retentions receivable due within one year | | **1,544,563** | 1,525,881 | **1,105,656** | 1,105,230 |
| Inventories and work in progress - net | 13 | **4,254,802** | 3,332,214 | **1,508,080** | 1,354,013 |
| Other current assets | | | | | |
| Income tax withheld at sources | | **1,242,651** | 1,496,000 | **523,574** | 972,984 |
| Refundable value added tax | | **372,564** | 266,392 | **45,574** | 66,064 |
| Advances for purchases of machine, materials, and land awaiting development | | **920,695** | 887,402 | **257,557** | 322,793 |
| Current portion of receivable from sale of land | | **178** | 6,222 | **-** | - |
| Others | | **195,535** | 299,957 | **69,956** | 144,950 |
| **Total Current Assets** | | **33,598,111** | 30,466,154 | **18,418,902** | 17,754,814 |
| **NON - CURRENT ASSETS** | | | | | |
| Promissory notes receivable | 9 | **636,590** | 682,231 | **636,590** | 682,231 |
| Retentions receivable due after one year | | **80,553** | 57,891 | **-** | - |
| Advances to subcontractors | | **132,140** | 182,213 | **54,866** | 48,198 |
| Investments in subsidiaries, associated companies, and joint ventures - net | 14.1 | **370,599** | 249,824 | **8,012,644** | 7,804,765 |
| Other long - term investments - net | 14.2 | **1,576,335** | 1,410,604 | **1,563,159** | 1,379,369 |
| Investment in potash mining project | 15 | **3,236,149** | 3,236,149 | **-** | - |
| Investment cost lower than net book value of subsidiaries | 3 | **-** | (10,036) | **-** | - |
| Long - term loans and advances to related parties - net | 16 | **362,384** | 185,136 | **1,266,234** | 1,168,972 |
| Loan and advances to unrelated parties - net | 17 | **342,304** | 157,659 | **88,610** | 155,714 |
| Land held for sale and development - net | 18 | **558,220** | 559,190 | **-** | - |
| Property, plant and equipment - net | 19 | **15,513,511** | 15,006,526 | **9,971,897** | 10,150,728 |
| Deferred charges | | **7,616** | 18,147 | **-** | - |
| Goodwill | 20 | **500,086** | 500,086 | **-** | - |
| Other non - current assets | | **315,362** | 285,116 | **107,623** | 76,788 |
| **Total Non - Current Assets** | | **23,631,849** | 22,520,736 | **21,701,623** | 21,466,765 |
| **TOTAL ASSETS** | | **57,229,960** | 52,986,890 | **40,120,525** | 39,221,579 |

The accompanying notes form an integral part of the financial statements.

# BALANCE SHEETS

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES
AS AT 31 DECEMBER 2008 AND 2007

| | | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|---|
| (Unit: Thousand Baht) | Notes | **2008** | 2007 | **2008** | 2007 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | | |
| **CURRENT LIABILITIES** | | | | | |
| Bank overdrafts and short - term loans from | | | | | |
| financial institutions | 21 | **7,353,305** | 4,974,288 | **3,042,164** | 3,493,462 |
| Current portion of liabilities under trust receipts | | **267,923** | 261,560 | **148,210** | 109,980 |
| Trade accounts payable - unrelated parties | | **7,870,720** | 6,684,477 | **4,780,923** | 3,744,453 |
| Receipts in excess of contracts work in progress | | **191,725** | 869,603 | **191,725** | 869,603 |
| Trade accounts payable - related parties | 22 | **1,678,456** | 1,439,394 | **1,540,355** | 1,356,395 |
| Short-term loans and advances from related parties | 23 | **133,630** | 449,829 | **2,054** | - |
| Current portion of advances from customers | | | | | |
| under construction contracts | | **4,919,323** | 3,639,215 | **1,407,440** | 2,079,742 |
| Current portion of hire purchases payable | 24 | **421,629** | 385,188 | **337,195** | 363,526 |
| Current portion of long-term notes payable | 9 | **300,000** | - | **300,000** | - |
| Current portion of long-term loans | 25 | **2,282,580** | 1,689,872 | **1,546,760** | 1,149,269 |
| Current portion of debentures | 26 | **705,837** | 1,055,627 | **705,837** | 1,055,627 |
| Other current liabilities | | | | | |
| Income tax payable | | **122,957** | 112,600 | **-** | 4,379 |
| Value added tax payable | | **68,633** | 60,159 | **60,208** | 62,180 |
| Accrued expenses | | **1,107,796** | 1,505,211 | **345,091** | 359,929 |
| Reserve for project expenses | | **4,900** | 25,508 | **4,900** | 25,508 |
| Allowance for contingent liabilities | | **612,822** | 337,304 | **612,822** | 337,304 |
| Advance received for land purchase | | **12,555** | 206,887 | **-** | - |
| Accounts payable to related parties | | | | | |
| - for purchase of investments | | **62,484** | 62,484 | **56,809** | 56,809 |
| Retentions payable | | **502,348** | 521,436 | **341,791** | 369,668 |
| Loan from directors | 29 | **161,743** | 181,907 | **-** | - |
| Others | | **1,122,716** | 692,900 | **289,466** | 208,657 |
| **Total Current Liabilities** | | **29,904,082** | 25,155,449 | **15,713,750** | 15,646,491 |

The accompanying notes form an integral part of the financial statements.

# BALANCE SHEETS

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES
AS AT 31 DECEMBER 2008 AND 2007

| (Unit: Thousand Baht) | Notes | CONSOLIDATED F/S 2008 | CONSOLIDATED F/S 2007 | SEPARATE F/S 2008 | SEPARATE F/S 2007 |
|---|---|---|---|---|---|
| **LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)** | | | | | |
| **NON - CURRENT LIABILITIES** | | | | | |
| Liabilities under trust receipts - net of current portion | | **2,055** | 23,732 | **2,055** | 23,732 |
| Advances from customers under construction contracts - net of current portion | | **817,440** | 1,538,846 | **205,046** | 482,327 |
| Hire - purchases payable - net of current portion | 24 | **573,455** | 497,736 | **223,843** | 470,261 |
| Long-term notes payable | 9 | **636,590** | 682,231 | **636,590** | 682,231 |
| Long-term loans - net of current portion | 25 | **4,700,493** | 5,534,909 | **3,835,638** | 4,272,537 |
| Debentures - net | 26 | **1,991,515** | 704,565 | **1,991,515** | 704,565 |
| Convertible debentures - net | 27 | **4,830,231** | - | **4,830,231** | - |
| Accrued interest on convertible debentures | 27 | **102,320** | - | **102,320** | - |
| Reserve for project expenses - net of current portion | | **-** | 4,900 | **-** | 4,900 |
| Deferred gain on transferring assets to special purpose vehicle | 38.1 | **229,574** | 229,574 | **229,574** | 229,574 |
| Allowance for contingent liabilities - net of current portion | | **76,837** | 1,025,217 | **76,837** | 1,025,217 |
| Allowance for losses on construction projects | 28 | **639,964** | 567,160 | **628,176** | 567,160 |
| Other non - current liabilities | | **30,718** | 205,236 | **78,335** | 162,693 |
| **Total Non - Current Liabilities** | | **14,631,192** | 11,014,106 | **12,840,160** | 8,625,197 |
| **TOTAL LIABILITIES** | | **44,535,274** | 36,169,555 | **28,553,910** | 24,271,688 |
| **SHAREHOLDERS' EQUITY** | | | | | |
| Share capital - ordinary share at Baht 1 par value | | | | | |
| Registered - 4,921,678,180 shares (2007: 4,193,678,180 shares) | 27 | **4,921,678** | 4,193,678 | **4,921,678** | 4,193,678 |
| Issued and fully paid - up - 4,193,678,180 shares | | **4,193,678** | 4,193,678 | **4,193,678** | 4,193,678 |
| Share premium | | **5,515,363** | 5,515,363 | **5,515,363** | 5,515,363 |
| Unrealised gain (loss) on changes in value of investments | | **(263,782)** | 75,363 | **(130,918)** | 224,077 |
| Translation adjustments for foreign currency financial statements | | **(609,057)** | 52,841 | **(252,381)** | 32,657 |
| Surplus on dilution of investment in subsidiary company | | **149,586** | 149,586 | **-** | - |
| Retained earnings | | | | | |
| Appropriated - statutory reserve | 34 | **427,373** | 427,373 | **419,368** | 419,368 |
| Unappropriated | | **2,413,907** | 5,352,990 | **1,821,505** | 4,564,748 |
| **Equity attributable to the Company's shareholders** | | **11,827,068** | 15,767,194 | **11,566,615** | 14,949,891 |
| Minority interests - Equity attributable to minority shareholders of subsidiaries | | **867,618** | 1,050,141 | **-** | - |
| **Total Shareholders' Equity** | | **12,694,686** | 16,817,335 | **11,566,615** | 14,949,891 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | | **57,229,960** | 52,986,890 | **40,120,525** | 39,221,579 |

The accompanying notes form an integral part of the financial statements.

## STATEMENTS OF INCOME

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES
FOR THE YEARS ENDED 31 DECEMBER 2008 AND 2007

| | | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|---|
| **(Unit: Thousand Baht)** | **Notes** | **2008** | 2007 | **2008** | 2007 |
| **REVENUES FROM CONSTRUCTION WORK** | | | | | |
| Revenues from construction work | 29 | **42,854,526** | 45,622,502 | **24,644,379** | 29,315,696 |
| **Total revenue from construction work** | | **42,854,526** | 45,622,502 | **24,644,379** | 29,315,696 |
| **COSTS OF CONSTRUCTION WORK** | | | | | |
| Costs of construction work | 29 | **41,891,572** | 42,368,519 | **23,580,132** | 27,247,822 |
| Allowance for loss on construction work | 28 | **308,332** | 12,660 | **469,686** | 12,660 |
| **Total costs of construction work** | | **42,199,904** | 42,381,179 | **24,049,818** | 27,260,482 |
| **Gross income** | | **654,622** | 3,241,323 | **594,561** | 2,055,214 |
| Administrative expenses | 29 | **(1,773,129)** | (1,409,680) | **(925,046)** | (806,492) |
| Reversal of allowance (allowance) for doubtful accounts | | **(231,743)** | 41,886 | **(91,314)** | (57,296) |
| **Income (loss) from construction work** | | **(1,350,250)** | 1,873,529 | **(421,799)** | 1,191,426 |
| Share of loss from investments accounted for by equity method | | **(1,054)** | (7,249) | **-** | - |
| Dividend income and shares of profit from the joint ventures | | **74,591** | 86,371 | **79,901** | 307,239 |
| Loss from devaluation of investments | | **-** | (23,601) | **(385)** | (23,601) |
| Interest income | | **132,905** | 52,750 | **133,437** | 74,297 |
| Loss on exchange rate | | **(294,219)** | (164,665) | **(24,200)** | (135,648) |
| Other income | 43 | **636,823** | 749,995 | **476,096** | 644,071 |
| Allowance for project loss on related parties | | **-** | - | **(1,466,343)** | - |
| Allowance for impairment and contingent liabilities | | **(27,670)** | (30,893) | **(27,670)** | (30,893) |
| **Income (loss) from operations** | | **(828,874)** | 2,536,237 | **(1,250,963)** | 2,026,891 |
| Interest and financial expenses | | **(1,743,775)** | (1,298,561) | **(1,199,092)** | (765,064) |
| Income tax | 30 | **(104,928)** | (163,370) | **-** | (1,707) |
| **NET INCOME (LOSS)** | | **(2,677,577)** | 1,074,306 | **(2,450,055)** | 1,260,120 |
| Net income (loss) attributable to: | | | | | |
| Equity holders of the Company | | **(2,655,931)** | 1,010,734 | **(2,450,055)** | 1,260,120 |
| Minority interests | | **(21,646)** | 63,572 | **-** | - |
| | | **(2,677,577)** | 1,074,306 | **(2,450,055)** | 1,260,120 |
| **BASIC EARNINGS PER SHARE** | | | | | |
| Net income (loss) (Baht per share) | | **(0.63)** | 0.24 | **(0.58)** | 0.30 |
| **Weighted average number of ordinary shares** | | | | | |
| (Thousand shares) | | **4,193,678** | 4,193,678 | **4,193,678** | 4,193,678 |

The accompanying notes form an integral part of the financial statements.

# STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES
FOR THE YEARS ENDED 31 DECEMBER 2008 AND 2007

| | | Equity attributable to the Company's shareholders | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | Retained earnings | | | |
| (Unit: Thousand Baht) | Notes | Issued and paid-up share capital | Share premium | Unrealised gain (loss) on changes in value of investments | Translation adjustments for foreign currency financial statements | Surplus on dilution of investment in subsidiary company | Statutory reserve | Unappropriated | Minority interests | Total |
| **CONSOLIDATED** | | | | | | | | | | |
| **Balance - as at 1 January 2007** | | 4,193,678 | 5,515,363 | 154,944 | (31,742) | - | 390,369 | 4,379,260 | 380,186 | 14,982,058 |
| Unrealised loss on changes in value of investments | | - | - | (79,581) | - | - | - | - | - | (79,581) |
| Translation adjustments for foreign currency financial statements | | - | - | - | 84,583 | - | - | - | 8,695 | 93,278 |
| Net income for the year | | - | - | - | - | - | - | 1,010,734 | - | 1,010,734 |
| Appropriation for legal reserve | 34 | - | - | - | - | - | 37,004 | (37,004) | - | - |
| Surplus on dilution of investment in subsidiary company | | - | - | - | - | 149,586 | - | - | - | 149,586 |
| Minority interests for the year | | - | - | - | - | - | - | - | 63,572 | 63,572 |
| Increase in minority interest from capital increase | | - | - | - | - | - | - | - | 607,496 | 607,496 |
| Dividend paid from subsidiary | | - | - | - | - | - | - | - | (9,808) | (9,808) |
| **Balance - as at 31 December 2007** | | 4,193,678 | 5,515,363 | 75,363 | 52,841 | 149,586 | 427,373 | 5,352,990 | 1,050,141 | 16,817,335 |
| **Balance - as at 1 January 2008** | | 4,193,678 | 5,515,363 | 75,363 | 52,841 | 149,586 | 427,373 | 5,352,990 | 1,050,141 | 16,817,335 |
| Negative goodwill written - off | 3 | - | - | - | - | - | - | 10,036 | - | 10,036 |
| Unrealised loss on changes in value of investments | | - | - | (339,145) | - | - | - | - | - | (339,145) |
| Translation adjustments for foreign currency financial statements | | - | - | - | (661,898) | - | - | - | (143,221) | (805,119) |
| Net loss for the year | | - | - | - | - | - | - | (2,655,931) | - | (2,655,931) |
| Dividend payment | 31 | - | - | - | - | - | - | (293,188) | - | (293,188) |
| Minority interests for the year | | - | - | - | - | - | - | - | (21,646) | (21,646) |
| Dividend paid from subsidiary | | - | - | - | - | - | - | - | (17,656) | (17,656) |
| **Balance - as at 31 December 2008** | | 4,193,678 | 5,515,363 | (263,782) | (609,057) | 149,586 | 427,373 | 2,413,907 | 867,618 | 12,694,686 |

The accompanying notes form an integral part of the financial statements.

## STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES
FOR THE YEARS ENDED 31 DECEMBER 2008 AND 2007

| (Unit: Thousand Baht) | Notes | Issued and paid-up share capital | Share premium | Unrealised gain (loss) on changes in value of investments | Translation adjustments for foreign currency financial statements | Retained earnings | | Total |
|---|---|---|---|---|---|---|---|---|
| | | | | | | Statutory reserve | Unappropriated | |
| **SEPARATE F/S** | | | | | | | | |
| **Balance - as at 1 January 2007** | | 4,193,678 | 5,515,363 | 271,689 | 41,765 | 382,364 | 3,341,632 | 13,746,491 |
| Unrealised loss on changes in value of investments | | - | - | (47,612) | - | - | - | (47,612) |
| Translation adjustments for foreign currency financial statements | | - | - | - | (9,108) | - | - | (9,108) |
| Appropriation for legal reserve | 34 | - | - | - | - | 37,004 | (37,004) | - |
| Net income for the year | | - | - | - | - | - | 1,260,120 | 1,260,120 |
| **Balance - as at 31 December 2007** | | 4,193,678 | 5,515,363 | 224,077 | 32,657 | 419,368 | 4,564,748 | 14,949,891 |
| **Balance - as at 1 January 2008** | | 4,193,678 | 5,515,363 | 224,077 | 32,657 | 419,368 | 4,564,748 | 14,949,891 |
| Unrealised loss on changes in value of investments | | - | - | (354,995) | - | - | - | (354,995) |
| Translation adjustments for foreign currency financial statements | | - | - | - | (285,038) | - | - | (285,038) |
| Net loss for the year | | - | - | - | - | - | (2,450,055) | (2,450,055) |
| Dividend payment | 31 | - | - | - | - | - | (293,188) | (293,188) |
| **Balance - as at 31 December 2008** | | 4,193,678 | 5,515,363 | (130,918) | (252,381) | 419,368 | 1,821,505 | 11,566,615 |

The accompanying notes form an integral part of the financial statements.

## STATEMENTS OF CASH FLOWS

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES
FOR THE YEARS ENDED 31 DECEMBER 2008 AND 2007

| | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| **(Unit: Thousand Baht)** | **2008** | 2007 | **2008** | 2007 |
| **Cash flows from operating activities** | | | | |
| Net income (loss) before taxation | **(2,572,649)** | 1,237,676 | **(2,450,055)** | 1,261,827 |
| **Adjustments to reconcile net income (loss) to net cash provided from (used in) operating activities:-** | | | | |
| Unrealised loss (gain) on exchange rate | **298,884** | (2,854) | **93,153** | (1,731) |
| Dividend income and shares of profit from the joint ventures | **(74,591)** | (86,371) | **(79,901)** | (307,239) |
| Share of loss from investments accounted for by equity method | **1,054** | 7,249 | **-** | - |
| Allowance (reversal of allowance) for doubtful accounts | **231,743** | (41,886) | **91,314** | 57,297 |
| Loss from devaluation of investments | **-** | 23,601 | **385** | 23,601 |
| Depreciation and amortisation | **2,166,838** | 2,010,804 | **1,351,643** | 1,258,685 |
| Goodwill amortisation | **-** | 22,066 | **-** | - |
| Interest and financial expenses | **1,743,775** | 1,298,561 | **1,199,092** | 765,064 |
| Allowance for loss on construction work | **308,332** | 12,660 | **469,686** | 12,660 |
| Allowance for project loss on related parties | **-** | - | **1,466,343** | - |
| Allowance for impairment and contingent liabilities | **27,670** | 30,893 | **27,670** | 30,893 |
| **Net income from operating activities before changes in operating assets and liabilities** | **2,131,056** | 4,512,399 | **2,169,330** | 3,101,057 |
| **Decrease (increase) in operating assets:-** | | | | |
| Trade accounts receivable - unrelated parties | **(3,003,454)** | 382,865 | **(864,054)** | 4,316 |
| Trade accounts receivable - related parties | **110,952** | (195,354) | **(539,260)** | (718,892) |
| Loans and advances to related parties | **(132,550)** | (71,388) | **(551,941)** | (228,007) |
| Earned revenues not yet billed | **1,089,373** | (2,374,408) | **541,494** | (266,894) |
| Retentions receivable | **(739,921)** | 208,220 | **(700,127)** | 173,026 |
| Inventories and work in progress | **(649,902)** | (458,506) | **(154,067)** | 133,647 |
| Refundable value added tax | **(106,172)** | (162,354) | **20,490** | (3,884) |
| Advances to subcontractors | **50,073** | 248,257 | **(6,668)** | 152,739 |
| Advances for purchases of machine, materials and land awaiting development | **(33,293)** | (491,237) | **65,236** | (205,566) |
| Current portion of receivables from sale of land | **6,044** | 80,243 | **-** | - |
| Other current assets | **94,003** | (96,450) | **64,575** | (60,914) |
| **Increase (decrease) in operating liabilities:** | | | | |
| Trade accounts payable - unrelated parties | **1,097,496** | (399,907) | **1,036,470** | (603,119) |
| Trade accounts payable - related parties | **239,062** | 107,640 | **183,960** | 396,970 |
| Receipts in excess of contracts work in progress | **(677,878)** | 86,652 | **(677,878)** | 263,046 |
| Advances from customers under construction contracts | **558,702** | (995,581) | **(949,583)** | (1,795,278) |
| Value added tax payable | **8,474** | - | **(1,972)** | (28,265) |
| Accrued expenses | **(419,363)** | 273,119 | **(36,786)** | (94,671) |
| Reserve for project expenses | **(25,508)** | (48,342) | **(25,508)** | (48,342) |
| Advance received for land purchase | **(194,332)** | (18,021) | **-** | - |
| Retentions payable | **(19,567)** | 36,143 | **(27,877)** | 86,560 |
| Other current liabilities | **482,417** | 260,865 | **43,636** | (83,548) |
| Other liabilities | **(410,046)** | (21,390) | **(493,028)** | (34,964) |
| **Cash received (paid) from operations** | **(544,334)** | 863,465 | **(903,558)** | 139,017 |
| Income tax refund | **945,711** | 672,370 | **878,216** | 516,533 |
| Income tax payment | **(789,378)** | (783,457) | **(433,185)** | (464,087) |
| **Net cash provided from (used in) operating activities** | **(388,001)** | 752,378 | **(458,527)** | 191,463 |

The accompanying notes form an integral part of the financial statements.

## STATEMENTS OF CASH FLOWS (Continued)

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES
FOR THE YEARS ENDED 31 DECEMBER 2008 AND 2007

| | | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|---|
| **(Unit: Thousand Baht)** | **Notes** | **2008** | 2007 | **2008** | 2007 |
| **Cash flows from investing activities** | | | | | |
| Decrease (increase) in cash at banks with maturity of more than three months and restricted deposits | | **491,881** | (428,058) | **130,320** | (31,499) |
| Decrease (increase) in temporary investments | | **(12)** | 39,555 | **-** | - |
| Decrease (increase) in loans and advances to unrealted parites | | **(184,645)** | (19,717) | **67,104** | (17,772) |
| Increase in land held for sale and delopment | | **(271,716)** | (42,950) | **-** | - |
| Increase in property, plant and equipment - net | | **(2,620,603)** | (1,686,847) | **(1,133,233)** | (722,215) |
| Decrease (increase) in deferred charges | | **(665)** | 61,889 | **-** | - |
| Increase in investments in subsidiaries and associated companies | | **(119,830)** | (99,069) | **(162,265)** | (1,610,101) |
| Cash received from dividend and shares of profit from the joint ventures | | **74,591** | 86,371 | **79,901** | 307,239 |
| Increase in other long-term investments | | **(504,876)** | (54,134) | **(538,785)** | (27,386) |
| Decrease (increase) in other assets | | **(61,405)** | 31,293 | **(61,994)** | 10,341 |
| **Net cash used in investing activities** | | **(3,197,280)** | (2,111,667) | **(1,618,952)** | (2,091,393) |
| **Cash flows from financing activities** | | | | | |
| Interest payment | | **(1,679,893)** | (1,345,448) | **(1,045,435)** | (756,734) |
| Increase (decrease) in bank overdrafts and loans from financial institutions | | **2,376,374** | 75,430 | **(453,941)** | 862,009 |
| Increase (decrease) in loans and advances from related parties | | **(316,199)** | (503,564) | **2,054** | - |
| Increase in long-term loans | | **12,651** | 1,596,520 | **214,951** | 1,388,731 |
| Increase (decrease) in hire - purchases payable | | **56,437** | (135,665) | **(328,472)** | (164,434) |
| Increase (decrease) in liabilities under trust receipts | | **(15,314)** | (95,885) | **16,553** | (194,250) |
| Increase (decrease) in loans from directors | | **(20,164)** | 179,238 | **-** | - |
| Proceeds from monority interest from capital increase in subsidiary | | **-** | 757,082 | **-** | - |
| Payment for redemption of debentures | | **(1,057,100)** | - | **(1,057,100)** | - |
| Proceed from issuance of debentures | | **1,990,184** | - | **1,990,184** | - |
| Proceed from issuance of convertible debentures | | **4,797,615** | - | **4,797,615** | - |
| Dividend payment | | **(293,188)** | - | **(293,188)** | - |
| Dividend paid by subsidiary company | | **(17,656)** | (9,808) | **-** | - |
| **Net cash provided from financing activities** | | **5,833,747** | 517,900 | **3,843,221** | 1,135,322 |
| Translation adjustment on foreign currency financial statements | | **(805,119)** | 93,279 | **(285,038)** | (9,108) |
| **Net decrease in cash and cash equivalents** | | **1,443,347** | (748,110) | **1,480,704** | (773,716) |
| **Cash and cash equivalents at beginning of year** | | **2,564,162** | 3,312,272 | **1,104,360** | 1,878,076 |
| **Cash and cash equivalents at end of year** | 7 | **4,007,509** | 2,564,162 | **2,585,064** | 1,104,360 |
| **Supplemental cash flows information** | | | | | |
| Non cash transactions:- | | | | | |
| Unrealised gain on changes in value of investments | | (339,145) | (79,581) | (354,995) | (47,612) |
| Transfer of receivable - unrelated party to notes receivable | | (254,359) | (682,231) | (254,359) | (682,231) |
| Transfer land held for sale and development to inventories and work in progress | | (272,686) | - | - | - |
| Transfer loan to related parties to investments in subsidiaries companies | | - | - | 44,000 | 173,985 |

The accompanying notes form an integral part of the financial statements.

# NOTES TO FINANCIAL STATEMENTS

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES
31 DECEMBER 2008 AND 2007

## 1. GENERAL INFORMATION

Italian - Thai Development Public Company Limited ("the Company") is incorporated and domiciles in Thailand. The Company is principally engaged in the construction business. The Company has 3 overseas branches and 2 project offices. Its registered office address is 2034/132-161, New Petchburi Road, Kwaeng Bangkapi, Khet Huaykwang, Bangkok.

## 2. FINANCIAL CRISIS

The financial crisis experienced by the United States over the past year has had far reaching adverse effect on the global economy as evidenced by sharp falls in share prices worldwide, tight squeeze on credit, including interbank lending, failures of large financial institutions in the foreign countries, and reduced consumer confidence. The crisis has affected substantially business and financial plans of Thailand enterprises and asset values. Despite efforts made by governments of many countries and Thailand to contain the crisis and to remedy the financial liquidity to gain public confidence, it remains uncertain as to when the global economy will return to its normalcy. These financial statements have been prepared on the bases of facts currently known to the Company, and on estimates and assumptions currently considered appropriate by management. They therefore, could be adversely affected by an array of future events.

## 3. BASIS OF FINANCIAL STATEMENT PREPARATION

The accompanying financial statements have been prepared in accordance with the generally accepted accounting principles issued under the Accounting Act B.E. 2543 and the Federation of Accounting Professions Act B.E. 2547 and the regulations promulgated by the Securities Exchange Commission and the Stock Exchange of Thailand concerning the preparation and disclosure of financial information under the Securities Exchange Act B.E. 2535.

The financial statement are officially prepare in accordance with statutory requirement and in Thai language in accordance with accounting standards enermurated under the Accounting Profession Act B.E. 2547. The translation of these financial statements to other language must be in based on the Thai version.

The financial statements have been prepared on a historical cost basis except as otherwise disclosed in the accounting policies.

During year 2007, the Federation of Accounting Professions has announced various amendments to accounting standards, which are effective for the accounting periods beginning on or after 1 January 2008. The Company's management considers that there is no significant impact to the Company relating to the amended accounting standards except for TAS 43 (amendment 2007) "Business Combination" which states that the Company does not have to amortize the goodwill from business combination. Such goodwill is instead to be tested for impairment, and measured at cost less accumulated impairment losses. This accounting standard applies to goodwill arising from business combinations for which the agreement date is on or after 1 January 2008. Previously recognized goodwill can be accounted for prospectively, with the Company discontinuing the amortization of the goodwill and instead testing for impairment, as from the beginning of the first fiscal year starting on or after 1 January 2008. The standard also suggests the derecognition of negative goodwill at the beginning of the year, with a corresponding adjustment to the opening balance of retained earnings. The Company has, accordingly, changed its accounting policy for its negative goodwill by derecognizing the opening balance for negative goodwill of Baht 10.04 million against the retained earnings as at 1 January 2008.

The effect of the change in accounting policy on the consolidated financial statement for the year ended 31 December 2008 is to reduce the charge to the statement of income approximately Baht 22.78 million.

During the year 2008, the Federation of Accounting Professions has announced amendments to certain accounting standards, which are effective for the accounting periods beginning on or after 1 January 2009. The Company's management has assessed the effect of those amended accounting standards and believes that they will not significantly impact the Company's financial statements for the initial application of such standards.

## 4. BASIS OF CONSOLIDATION

4.1 The consolidated financial statements include the financial statements of Italian-Thai Development Public Company Limited, its subsidiaries, and its jointly controlled joint ventures (applying the proportionate consolidated method) as follows: -

| Name of Entity | Country of incorporation | Percentage investment by the Company | |
|---|---|---|---|
| | | **2008** | 2007 |
| **Overseas subsidiaries** | | | |
| Myanmar ITD Co., Ltd. | Myanmar | **99.99** | 99.99 |
| PT. Thailindo Bara Pratama | Indonesia | **99.99** | 99.99 |
| ITD Cementation India Limited | India | **69.57** | 69.57 |

| Name of Entity | Country of incorporation | Percentage investment by the Company | |
|---|---|---|---|
| | | **2008** | 2007 |
| **Local subsidiaries** | | | |
| Italian-Thai International Co., Ltd. | Thailand | **99.99** | 99.99 |
| Bhaka Bhumi Development Co., Ltd. | Thailand | **99.99** | 99.99 |
| Thai Pride Cement Co., Ltd. | Thailand | **99.99** | 99.99 |
| Sin Rae Muang Thai Co., Ltd. | Thailand | **99.99** | 99.99 |
| Nha Pralan Crushing Plant Co., Ltd. | Thailand | **99.91** | 99.91 |
| Siam Concrete and Brick Products Co., Ltd. | Thailand | **99.70** | 99.70 |
| Italthai Marine Ltd. | Thailand | **86.96** | 86.96 |
| Italthai Trevi Co., Ltd. | Thailand | **80.45** | 80.45 |
| Asian Steel Product Co., Ltd. | Thailand | **69.90** | 69.90 |
| Thai Maruken Co., Ltd. | Thailand | **50.96** | 50.96 |
| Italian Thai Land Co., Ltd. | Thailand | **99.99** | 99.99 |
| Khunka Palangthai Co., Ltd. | Thailand | **61.48** | 61.48 |
| Palit Palangngan Co., Ltd. | Thailand | **74.93** | 74.93 |
| Palang Thai Kaowna Co., Ltd. | Thailand | **99.94** | 61.48 |
| Italian Thai Power Co., Ltd. | Thailand | **99.99** | 99.99 |
| Saraburi Construction Technology Co., Ltd. | Thailand | **99.93** | 99.93 |
| Asia Logistics Development Co., Ltd. | Thailand | **99.93** | - |
| Asia Industrial and Port Corporation Co., Ltd. | Thailand | **99.93** | - |
| **Indirect overseas subsidiaries** | | | |
| Italian-Thai Development (BVI) Co., Ltd. | British Virgin Islands | **99.99** | 99.99 |
| Servicescom Investment Ltd. | British Virgin Islands | **99.99** | 99.99 |
| Ayeyarwady Multitrade Co., Ltd. | Myanmar | **99.99** | 99.99 |
| ITD Cementation Projects India Limited | India | **99.99** | 99.99 |
| Koh Kong Power Light Co., Ltd. | Cambodia | **93.00** | - |
| **Indirect local subsidiaries** | | | |
| Aquathai Co., Ltd. | Thailand | **99.99** | 99.99 |
| Sarithorn Co., Ltd. | Thailand | **99.99** | 99.99 |
| Southern Industries (1996) Co., Ltd. | Thailand | **99.99** | 99.99 |
| **Overseas joint ventures** (proportionate consolidation): | | | |
| ITD - NCC Joint Venture (NT-2) | Laos | **60.00** | 60.00 |
| ITD - EGC Joint Venture | Taiwan | **55.00** | 55.00 |
| Shimizu - ITD Joint Venture (2) | Laos | **-** | 49.00 |
| Shimizu - ITD Joint Venture | Bangladesh | **-** | 40.00 |
| Joint Venture Evergreen - Italian-Thai - PEWC | Taiwan | **25.00** | 25.00 |
| Joint Venture between Italian-Thai Development Plc. And ITD Cementation India Limited | India | **20.00** | 20.00 |
| ITD-Nawarat (L.L.C) | United Arab Emirates | **60.00** | 60.00 |
| ITD-ITDCEM JV | India | **51.00** | 51.00 |
| ITD-ITDCEM JV (Consortium) | India | **60.00** | - |
| **Local joint ventures** (proportionate consolidation) : | | | |
| ITD - VIS Joint Venture | Thailand | **65.00** | 65.00 |
| ITD - NSC Joint Venture | Thailand | **50.50** | 50.50 |
| The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH | Thailand | **60.00** | 60.00 |

| Name of Entity | Country of incorporation | Percentage investment by the Company | |
|---|---|---|---|
| | | **2008** | 2007 |
| Joint Venture of Italian-Thai Development Plc. and Skanska Lundby Aktiebolag | Thailand | **60.00** | 60.00 |
| ITD - NCC Joint Venture | Thailand | **51.00** | 51.00 |
| IN Joint Venture | Thailand | **51.00** | 51.00 |
| ITO Joint Venture | Thailand | **40.00** | 40.00 |
| IOT Joint Venture | Thailand | **40.00** | 40.00 |
| ION Joint Venture | Thailand | **39.00** | 39.00 |
| IDS Joint Venture | Thailand | **35.00** | 35.00 |
| I.C.C.T. Joint Venture. | Thailand | **25.00** | 25.00 |
| NWR, ITD, CNT & AS Joint Venture | Thailand | **25.00** | 25.00 |
| ITD - SQ JOINT VENTURE | Thailand | **50.00** | - |

4.2 During the year 2008, there are significant changes as follows:

The Company paid for share capital increase in Sin Rae Muang Thai Co., Ltd of Baht 27.06 million.

- The Company paid for share capital increase in Italian-Thai Power Co., Ltd of Baht 75.00 million.
- The Company purchase debts and share capital in Palang Thai Kaowna Co., Ltd from former shareholders. This increases the Company investment to 99.94% of share capital in Palang Thai Kaowna Co., Ltd.
- The Company invested in two new subsidiary companies, Asia Logistics Development Co., Ltd and Asia Industrial and Port Corporation Co., Ltd, to be engaged in the transportation business and seaport business, respectively, with registered share capital at Baht 1.00 million and Baht 1.00 million, respectively.
- The Company and Sahakol Equipment Co., Ltd entered into Joint Venture agreement on behalf of "ITD-SQ JOINT VENTURE" to be engaged in the overburden and lignite removal services at Mae Moh Mine (Phase 7). The Company's portion in the Joint Venture is 50.00% and Sahakol Equipment Co., Ltd is 50.00%.
- Shimizu - ITD Joint Venture (2) and Shimizu - ITD Joint Venture discontinued their business.
- A subsidiary company invested 30.00% in Allied Enterprise Co., Ltd. amounting to Baht 0.30 million.
- The Company paid for the increase in share capital of Thai Contractor Assets Co., Ltd which is related company of Baht 18.75 million.
- The Company paid for the increase in share capital of Sino Lao Aluminum Corporation Limited which is related company of Baht 106.50 million.

4.3 The Company does not include the financial statements of Siam Pacific Holding Company Limited, which was established for the purpose of joint venture with a foreign partner company of which 46.69 percent and 4.30 percent (totaling 50.99 percent) of its shares are held by the Company and its subsidiaries, because the Company has no control over such companies and such companies are not considered as subsidiaries. There is no material effect on the consolidated financial statements for such exclusion.

4.4 The financial statements of the overseas project offices, branches, subsidiaries and joint ventures are translated into Thai Baht with the exchange rates at the balance sheet date for assets and liabilities, and with the monthly average exchange rates as to revenues and expenses. The resultant differences are shown under the caption "Translation adjustment for foreign currency financial statements" under the shareholders' equity. It should not be construed that foreign financial statements will be realized at those rates.

4.5 Material intercompany balances and intercompany transactions have been eliminated from the consolidated financial statements, except for intercompany profit which was included in inventories at the end of the year, which has insignificant effect to the consolidated financial statements.

4.6 Minority interests represent the portion of a subsidiary's profit or loss and net assets that is not held by the Company.

4.7 All subsidiaries and joint ventures have a reporting date 31 December and have been prepared with the same accounting policies as for the separate financial statements for the same accounting transactions or accounting events.

4.8 Dilution gains that arise on shares issued by subsidiary and sold to third parties are recognised as surplus on dilution of investment in subsidiary company which is presented in shareholders' equity in consolidated financial statements.

4.9 The Company's financial statements for the years ended 31 December 2008 and 2007 include the financial statements of two overseas project offices, two overseas branches, two overseas subsidiaries, and six joint ventures (2007: five joint ventures) which were audited by their auditors. Their aggregate assets and revenues as included in the consolidated financial statements are as follows: -

| (Unit: Million Baht) | **2008** | | 2007 | |
|---|---|---|---|---|
| | **Total assets** | **Total Revenues** | Total assets | Total Revenues |
| KOLDAM Project Office | **1,366** | **830** | 1,678 | 1,209 |
| West Bengal Project Office | **564** | **247** | 742 | 586 |
| Italian-Thai Development Public Co., Ltd. - Philippines Branch | **424** | **497** | 605 | 364 |
| Italian-Thai Development Public Co., Ltd. - Taiwan Branch | **1,419** | **1,602** | 923 | 26 |
| ITD Cementation India Co., Ltd. | **10,254** | **10,364** | 8,080 | 7,849 |
| PT. Thailindo Bara Pratama | **754** | **280** | 278 | 15 |
| ITD-Cemindia Joint Venture | **155** | **179** | 112 | 159 |
| ITD-ITDCEM JV | **1,673** | **2,210** | 707 | 516 |
| ITD-ITDCEM JV (Consortium) | **400** | **106** | - | - |
| ITD - EGC Joint Venture | **1,298** | **1,567** | 1,413 | 1,702 |
| Joint Venture Evergreen - Italian-Thai - PEWC | **7** | **-** | 7 | - |
| ITD-Nawarat (L.L.C) | **132** | **121** | 352 | 409 |
| Total | **18,446** | **18,003** | 14,897 | 12,835 |

4.10 The financial statements for the year ended 31 December 2007 of three overseas joint ventures which are included in the consolidated financial statements were prepared by the management, and have not been audited by their auditors. Their aggregate assets as at 31 December 2007 were Baht 103.52 million and their aggregate revenues for the year ended 31 December 2007 were Baht 0.38 million. The financial statements year 2007 of those joint ventures after audited by their auditors in the year 2008 do not have significant differences.

4.11 The consolidated financial statements as at 31 December 2008 and 2007 and for the years then ended included the proportion of the assets, liabilities, revenues and expenses of the Joint Venture, the balances of which are as follows: -

| (Unit: Thousand Baht) | **Consolidated** | |
|---|---|---|
| | **2008** | 2007 |
| Current assets | **7,792,376** | 7,535,986 |
| Non-current assets | **971,926** | 697,850 |
| Current liabilities | **7,150,474** | 4,848,169 |
| Non-current liabilities | **40,731** | 60,137 |
| Revenues | **8,738,934** | 7,416,162 |
| Expenses | **10,004,410** | 7,400,254 |

## 5. SIGNIFICANT ACCOUNTING POLICIES

5.1 Revenues recognition

*Revenues from construction work*

Revenues from construction work are recognized when services have been rendered taking into account the stage of completion. The stage of completion measured by the proportion of actual construction costs incurred up to the end of the year and the total anticipated construction cost to be incurred to completion. Provision for the total anticipated loss on construction projects will be made in the accounts as soon as the possibility of loss is ascertained.

*Sales of goods*

Sales of goods are recognized when the significant risks and rewards of ownership of the goods have passed to the buyer. Sales are represented by the invoiced value, excluding value added tax, of goods supplied after deducting discounts and allowances.

*Interest income*

Interest income is recognized on time - period accrued basis.

*Dividend income*

Dividend income is recognized when the right to receive the dividends is established.

5.2 Cash and cash equivalents

Cash and cash equivalents consist of cash in hand, cash at banks, and all highly liquid investments with an original maturity of three months or less and not subject to withdrawal restrictions.

5.3 Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable are stated at the net realisable value. The Company, its subsidiaries and joint ventures provided allowances for doubtful accounts for the estimated losses that may be incurred in collection of receivables. The allowances are generally based on collection experiences and analysis of debtor aging, and the likelihood of settlement of debt, on a specific account basis.

5.4 Earned revenues not yet billed/receipt in excess of contract work in progress

The recognized revenues which have not yet been due as per contracts is presented as "Earned revenues not yet billed" in the balance sheet. The installment amounts due and received according to the contracts but not yet recognized as revenue is presented as "Receipt in excess of contract work in progress" in the balance sheet.

5.5 Inventories and work under construction

Inventories and work under construction are valued at the lower of weighted average cost and net realizable value and are charged to production costs whenever consumed. Management review and provide allowance for the obsolete inventories from time to time.

5.6 Investments

a) Investments in available-for-sale securities are stated at fair value. Gains or losses arising from changes in the value of such investments are separately shown as part of shareholders' equity under the caption "Unrealised gain/loss on changes in the value of investments". When the securities are sold, the change is included in determining income.

b) Investments in non-marketable equity securities, which the Company classifies as other investments, are stated at cost net of allowance for impairment (if any).

c) Investments in subsidiary, associated companies and joint ventures are accounted for by cost method in the separate financial statements. Investments in associated companies are accounted for by equity method in the consolidated financial statements.

The fair value of marketable securities is based on the latest bid price of the last working day of the year as quoted on the Stock Exchange.

The weighted average method is used for computation of the cost of investments.

The Company, its subsidiaries and joint ventures recorded loss on impairment (if any) of investments in available-for-sale securities and other investments in determining income when the carrying amount exceeds its recoverable value.

5.7 Related parties

Related parties comprise enterprises and individuals that control, or are controlled by the Company, whether directly or indirectly, or which are under common control with the Company.

They also include associated companies and individuals which directly or indirectly own a voting interest in the Company that gives them significant influence over the Company, key management personnel, directors and officers with authority in the planning and direction of the Company's operations.

*Subsidiaries*

Subsidiaries are those companies controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of a company so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

*Associates*

Associates are those companies in which the Company has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Company's share of the total recognized gains and losses of associates by the equity accounting method, from the date that significant influence commences until the date that significant influence ceases. When the Company's share of losses exceeds its interest in an associate, the Company's carrying amount is reduced to zero and recognition of further losses is discontinued, except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

*Joint venture*

The joint venture company is a company over which activities are jointly controlled, established by contractual agreement. The consolidated financial statements include the Company's proportionate share of the joint venture Company's assets, liabilities, revenue and expenses combined with items of a similar nature on a line by line basis, from the date that joint control commenced until the date that joint control ceases.

5.8 Land held for sale and development

Land held for sale and development is valued at cost or net realisable value whichever is lower.

5.9 Property, plant and equipment, and depreciation

Property, plant and equipment are stated at cost. Cost is measured by the cash or cash equivalent price of obtaining the asset and bringing it to the location and condition necessary for its intended use. Plant and equipment in balance sheet are stated at cost less accumulated depreciation and allowance for loss on impairment of assets (if any).

Depreciation of plant and equipment is calculated by reference to their costs on the straight-line basis over the following estimated useful lives:

| | |
|---|---|
| Buildings | 20 years |
| Machinery and equipment | 3 - 19 years |
| Furniture, fixtures and office equipment | 3 - 12 years |
| Motor vehicles | 5 - 8 years |

Expenditures for addition, renewal and betterment, which result in a substantial increase in asset current replacement value, are capitalised. Repair and maintenance costs are recognized as an expense when incurred.

5.10 Goodwill

Goodwill in a business combination represents the excess of the cost of acquisition over the fair value of share of the identifiable net assets which the Company acquired. Negative goodwill in a business combination represents the excess of the fair value of share of the identifiable net assets which the Company acquired over the cost of acquisition.

The Company has changed its accounting policy for goodwill effective from 1 January 2008 as discussed in note 3.

Goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

5.11 Discount on debentures

Discount on debentures, comprising the difference between proceeds from debentures issuance and redemption value on maturity, is recognized in the statement of income by an amortization method over the period of the borrowings on an effective interest basis.

5.12 Lease - where the Company and subsidiaries are the lessee

Leases of equipment where the Company assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalized at the fair value of leases of assets or estimated present value of the underlying lease payments whichever is lower. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. Lease payment deducted by financial charges is recognized as liabilities under financial lease agreements. The interest expense is charged to statement of income over the lease period. Assets acquired under finance lease agreements are depreciated over the useful lives of the assets.

Leases of assets, under which all the risks and benefits of ownership are effectively retained by the lessor, are classified as operating leases. Payments made under operating leases are charged to statements of income on a straight - line basis over the lease period. When an operating lease is terminated before expiry date of the lease period, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

5.13 Leases - where Company and subsidiaries are the lessor

Assets leased out under operating leases are included in building and equipment in the balance sheet. Depreciation is calculated over their expected useful lives on a basis consistent with other similar assets. Rental income is recognized on a straight - line basis over the lease period.

5.14 Hire purchases payable

These represent hire purchases payable less deferred interest. The repayment subschedules of the hire purchase contracts are 24 - 60 months. The fixed assets acquired under hire purchase agreement are recorded as assets of the Company at their cash price and will be registered in the name of the Company upon the completion of payments.

5.15 Impairment

As at balance sheet date, the Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, the Company makes an estimate of the asset recoverable amount. Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Impairment losses are recognized in the income statement. An asset recoverable amount is the higher of fair value less costs to sell and value in use.

5.16 Income tax

Income tax is provided for in the accounts based on the taxable profits determined in accordance with tax legislation.

5.17 Foreign currencies

Foreign currency transactions are translated into Baht at the exchange rates ruling on the transaction dates. Financial assets and liabilities, denominated in foreign currencies which are outstanding at the balance sheet date, are translated into Baht at the exchange rates ruling on the balance sheet date. Gains and losses on exchange are included in determining income.

5.18 Financial instruments

Financial assets in the balance sheet include cash and bank balances, investments and trade accounts receivable and loan to.

Financial liabilities in the balance sheet include trade accounts payable, financial leases, advance received and borrowings.

The accounting policies for each particular transaction are disclosed under separate sections associated with each item.

5.19 Employee benefits

Salary, wages, bonuses and contributions to the social security fund and provident fund are recognized as expenses on an accrual basis.

5.20 Provident fund

The Company and subsidiaries set up a registered provident fund contributed by employees and by the Company and subsidiaries for which assets are held in a separate trusteed fund and manages by authorized fund manager.

The Company contributions are charged to the statement of income in the period which they relate.

5.21 Segment information

Segment information is presented in respect of the Company's, subsidiaries and joint ventures businesses. The primary format, geographical segments, is based on the Company, subsidiaries and joint ventures management and internal reporting structure.

5.22 Dividend payment

Dividend payment is recorded in the financial statements in the period in which they are approved by the Shareholders or Board of Directors of the Company and subsidiaries.

5.23 Earnings per share

Earnings per share are determined by dividing net income (loss) for the year by the weighted average number of common shares outstanding during the year.

5.24 Provisions for liabilities and expenses, and contingent assets

The Company, subsidiaries and joint ventures are recognized provisions for liabilities and expenses in the financial statements when the Company, subsidiaries and joint ventures have present legal or constructive obligations as a result of past events with probable outflow of resources to settle the obligation, and where a reliable estimate of the amount can be made. The contingent asset will be recognized as a separate asset only when the realization is virtually certain.

5.25 Use of accounting estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in certain circumstances, affecting amounts reported in these financial statements and related notes. Actual results could differ from these estimates.

5.26 Derivatives

*Forward exchange contracts*

Receivables and payables arising from forward exchange contracts are translated into Baht at the rates of exchange ruling at the balance sheet. Gains and losses from the translation are included in determining income.

*Cross currency and interest rate swap agreements*

Payables and receivables arising from the cross currency swap agreements are translated into Baht at the rates of exchange ruling on the balance sheet. Unrealized gains and losses from the translation are included in determining income. The differences under interest rate swaps are recorded as adjustments to the interest expense relating to the financial obligations in the statement of income.

*Currency option agreement*

Currency option agreements are contracts between two parties whereby the seller grants the buyer a future option to buy (call option) or to sell (put option) foreign currency at an exchange rate stipulated in the agreement. The Company enters into such agreements in order to manage foreign exchange risk.

The notional amounts of cross currency option agreements utilized by the Company to manage foreign exchange risk are not recognized as assets or liabilities upon inception of the agreement, but fees to be received or paid by the Company in respect of such agreements are amortized on a straight line basis over the term of the agreement.

## 6. CRITICAL ACCOUNTING ESTIMATES, ASSUMPTION AND JUDGEMENT AND CAPITAL RISK MANAGEMENT

### 6.1 Critical accounting estimates, assumption and judgments

Estimates, assumption and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances are as follows:

1. Construction revenue

   The stage of completion of any construction contract is assessed by management by taking into consideration all information available at the reporting date. In this process, management carries out significant judgements about milestones, actual work performed and the estimated costs to complete the work. Significant assumptions are required to estimate the total contract costs and the recoverable variation works that will affect the stage of completion. Actual outcome in terms of actual costs or revenue may be higher or lower than estimated at the balance sheet date, which would affect the revenue and profit recognised in future years as an adjustment to the amounts recorded to date.

2. Claims income

   A claim is an amount that the contractor seeks to collect from the customer or another party as reimbursement for costs not included in the contract price. A claim may rise from, for example, customer caused delays, errors in specifications or design, and disputed variations in contract work. The measurement of the amounts of revenue arising from claims is subject to a high level of uncertainty and often depends on the outcome of negotiations. Therefore, claims are only included in contract revenue when:

   (a) Negotiations have reached an advanced stage such that it is probable that the customer will accept the claim; and

   (b) The amount that is probable will be accepted by the customer can be measured reliably.

3. Allowance for project losses

   The Company, subsidiaries, and joint venture review its construction work-in-progress to determine whether ether is any indication of foreseeable losses. Identified foreseeable losses are recognised immediately in the statement of income when it is probable that total contract costs will exceed total contract revenue as determined by the Company management.

4. Impairment of receivables

   The Company, subsidiaries, and joint venture account for allowance for doubtful accounts which equal to the estimated collection losses that may be incurred in the collection of receivables. The estimated losses are based on historical collection experience couple with a review of outstanding receivables at the balance sheet date.

5. Allowance for obsolete, slow-moving and defective inventories

   The Company, subsidiaries, and joint venture maintain an allowance for obsolete, slow-moving and defective inventories to reflect impairment of inventories. The allowance is based on consideration of inventory turnover and deterioration of each category.

6. Impairment of investments

   The Company, subsidiaries, and joint venture treat investments as impaired when there has been a significant or prolonged decline in the fair value below their cost or where other objective evidence of impairment exists. The determination of what is "significant" or "prolonged" requires management judgment.

7. Impairment of goodwill

   The Company, subsidiaries, and joint venture annually review goodwill from investments in subsidiary companies to determine whether it is impaired or not. The recoverable amounts of cash-generating units are determined based on value-in-use calculations. These calculations require the use of estimates.

8. Property, plant and equipment and intangible assets

   Management determines the estimated useful lives and residual values for property, plant and equipment and intangible assets of the Company, subsidiaries, and joint venture. Management will revise the depreciation and amortization charge where useful lives and residual values previously estimated have changed or subject to be written down for their technical obsolescence or no longer in used.

9. Impairment of assets

   The Company, subsidiaries, and joint venture consider the allowance for impairment of assets whether there is an indication that an asset may be impaired. If any such indication exists when there has been a significant decline in the fair value below their cost, the Company, subsidiaries, and joint venture make an estimate of the asset recoverable amount. The determination of recoverable amount is requires judgment.

10. Leases

In determining whether a lease is to be classified as an operating lease or finance lease, management is required to use judgment regarding whether significant risk and rewards of ownership of the leased asset has been transferred, taking into consideration terms and conditions of the arrangement.

11. Litigation

The Company, subsidiaries, and joint venture have contingent liabilities as a result of disputes and litigation. Management of the Company, subsidiaries, and joint venture has used judgment to assess of the results of the disputes and litigation and believes that no loss will result. Therefore no contingent liabilities are recorded as at the balance sheet date. However, actual results could differ from the estimates.

6.2 Capital risk management

Objectives of the Company, subsidiaries, and joint venture in the management of capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital. In addition, the Company, subsidiaries, and joint venture have to maintain debt to equity ratio as stipulated in loan facility agreements.

In order to maintain or adjust the capital structure, the Company, subsidiaries, and joint venture may issue new shares or issue new debentures to finance debts or sell assets to reduce debts.

As at 31 December 2008, the total liabilities to total shareholder's equity ratio in the consolidated financial statements is 3.77:1 (the separate financial statements: total liabilities to total shareholder's equity is 2.47:1).

## 7. CASH AND CASH EQUIVALENTS

| | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| **(Unit: Thousand Baht)** | **2008** | 2007 | **2008** | 2007 |
| Cash and deposits with banks | **2,397,482** | 2,969,513 | **975,020** | 1,188,599 |
| Government bonds | **1,649,734** | - | **1,649,734** | - |
| Total | **4,047,216** | 2,969,513 | **2,624,754** | 1,188,599 |
| Less: Deposits with maturity of more than 3 months | **(39,707)** | (405,351) | **(39,690)** | (84,239) |
| Total Cash and cash equivalents | **4,007,509** | 2,564,162 | **2,585,064** | 1,104,360 |

As at 31 December 2008, the Company has temporary investments in government bonds of approximately Baht 1,649.73 million for a period of 15 days. These bears interest at the rate of 2.10-2.18 percent per annum.

## 8. RESTRICTED DEPOSITS WITH BANKS

As at 31 December 2008, approximately Baht 43.67 million (2007: Baht 89.41 million) of saving and fixed deposits of the Company and its subsidiaries have been pledged with banks as collaterals for loans obtained by the Company to finance specific projects, and saving deposits of approximately Baht 365.92 million (2007: Baht 485.66 million) have been pledged with the bank as collaterals for standby letters of credit. Fixed deposits amounting to Baht 97.70 million (2007: Baht 58.46 million) have been pledged as required in the normal course of business of Company, subsidiaries, joint ventures and the overseas branches. These restricted deposits with banks are mostly turned over within one year.

## 9. PROMISSORY NOTES

| | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| **(Unit: Thousand Baht)** | **2008** | 2007 | **2008** | 2007 |
| Promissory Notes | **936,590** | 682,231 | **936,590** | 682,231 |
| Less: Promissory Notes - Current Portion | **(300,000)** | - | **(300,000)** | - |
| Net | **636,590** | 682,231 | **636,590** | 682,231 |

During the year 2007, the Company arranged with a group of major debtors re - scheduling the collection of amount of receivables that have been long outstanding. Under such arrangement, the debtors agreed to pay the Company by installments over 2 to 3 years by issuing various promissory notes payable to the Company at different due dates. Those promissory notes bear interest at the rate MLR + 4.493% of MLR per annum. The Company used such promissory notes as collaterals for its borrowings from a commercial bank, on a back - to - back basis. The borrowings bear interest at the rate of MLR and are included as part of long - term borrowings (loans). As at 31 December 2008 and 2007, the outstanding balance of loans is totaling Baht 936.59 million and 682.23 million, respectively, with the back - to - back promissory notes totaling the same amount.

## 10. TRADE ACCOUNTS RECEIVABLE - UNRELATED PARTIES

The aging of outstanding trade accounts receivable balances as at 31 December 2008 and 2007 are as follows:-

| **Outstanding Ages** | **CONSOLIDATED F/S** | | **SEPARATE F/S** | |
|---|---|---|---|---|
| **(Unit: Thousand Baht)** | **2008** | 2007 | **2008** | 2007 |
| Less than 3 months | **6,011,096** | 3,956,929 | **3,168,890** | 2,605,364 |
| 3 - 6 months | **952,273** | 328,676 | **201,971** | 169,272 |
| 6 - 12 months | **357,759** | 527,279 | **10,966** | 66,467 |
| More than 12 months | **1,706,492** | 1,673,062 | **641,964** | 613,532 |
| Total | **9,027,620** | 6,485,946 | **4,023,791** | 3,454,635 |
| Less: Allowance for doubtful accounts | **(542,901)** | (602,950) | **(486,946)** | (534,520) |
| Net | **8,484,719** | 5,882,996 | **3,536,845** | 2,920,115 |

The Company has set up a full allowance for doubtful accounts for the major private accounts receivable that have been overdued for more than 12 months and at 50 percent for those accounts overdued for more than 6 months. Trade accounts receivable as at 31 December 2008 and 2007 include variation claims of Baht 302.61 million and Baht 359.28 million, respectively, recognized in the earlier years, which has been disputed by the customer. Of these claims, the arbitrator had issued a verdict in favour of the subsidiary company of Baht 117.22 million and Baht 139.17 million, respectively. However, the total amount has still been disputed by the customer. Trade accounts receivable of such subsidiary company and joint venture as at 31 December 2008 and 2007 also include Baht 244.87 million and Baht 369.93 million, respectively, billed for interim work done which have not been certified by customers beyond normal periods of certification. Considering the nature of the subsidiary company and joint venture's businesses, the management is unable to determine the age of such bills. Management however, believe that such receivable can be collected in full and therefore, has not set up any allowance for possible losses.

## 11. TRADE ACCOUNTS RECEIVABLE - RELATED PARTIES

The outstanding balances as at 31 December 2008 and 2007 are as follows:-

| | **CONSOLIDATED F/S** | | **SEPARATE F/S** | |
|---|---|---|---|---|
| **(Unit: Thousand Baht)** | **2008** | 2007 | **2008** | 2007 |
| **Subsidiaries and Joint Ventures** | | | | |
| (eliminated from consolidated financial statements) | | | | |
| ITO Joint Venture | **-** | - | **219,808** | 80,979 |
| IOT Joint Venture | **-** | - | **67,892** | 292,106 |
| Asian Steel Products Co., Ltd. | **-** | - | **559** | 188 |
| Thai Pride Cement Co., Ltd. | **-** | - | **6,799** | 7,174 |
| ITD - NCC Joint Venture (NT-2) | **-** | - | **1,084,489** | 728,569 |
| ITD - VIS Joint Venture | **-** | - | **4,972** | 29,927 |
| ITD - NCC Joint Venture | **-** | - | **36** | 228 |
| PT. Thailindo Bara Pratama | **-** | - | **368,407** | 270,442 |
| Italian - Thai International Co., Ltd. | **-** | - | **31,534** | 32,589 |
| IN Joint Venture | **-** | - | **28,713** | 41,353 |
| ITD-NSC Joint Venture | **-** | - | **-** | 1,177 |
| Italthai Marine Co., Ltd. | **-** | - | **7,507** | 5,305 |
| Bhaka Bhumi Development Co., Ltd. | **-** | - | **45,435** | 25,837 |
| IDS Joint Venture | **-** | - | **3,039** | 14,912 |
| Siam Concrete and Brick Products Co., Ltd. | **-** | - | **7,105** | 4,714 |
| ITD-Nawarat (L.L.C) | **-** | - | **44,026** | 27,926 |
| Aquathai Co., Ltd. | **-** | - | **2,141** | 10,605 |
| Nha Pralan Crushing Plant Co., Ltd. | **-** | - | **14,877** | 10,007 |
| Italthai Trevi Co., Ltd. | **-** | - | **12,616** | 9,509 |
| Italian-Thai Land Co., Ltd. | **-** | - | **8,205** | 8,205 |
| Italian-Thai Power Co., Ltd. | **-** | - | **24,809** | 3,309 |
| Saraburi Construction Technology Co., Ltd. | **-** | - | **2,853** | 1,680 |

| (Unit: Thousand Baht) | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| ITD-ITDCEM JV | **-** | - | **37,085** | - |
| Others | **-** | - | **21,073** | 3,988 |
| Total | **-** | - | **2,043,980** | 1,610,729 |
| Less: Allowance for doubtful accounts | **-** | - | **(1,023,056)** | (54,651) |
| Net | **-** | - | **1,020,924** | 1,556,078 |
| **Associated companies** | | | | |
| MCRP Construction Corporation, Philippines | **687,707** | 689,301 | **635,836** | 635,836 |
| Sino Lao Aluminum Corporation Limited | **16,839** | 12,487 | **16,839** | 12,487 |
| Bangkok Steel Wire Co., Ltd. | **395** | 417 | **395** | 417 |
| Others | **18,754** | 4,300 | **17,156** | 4,300 |
| Total | **723,695** | 706,505 | **670,226** | 653,040 |
| Less: Allowance for doubtful accounts | **(687,707)** | (687,707) | **(635,836)** | (635,836) |
| Net | **35,988** | 18,798 | **34,390** | 17,204 |
| **Related companies** | | | | |
| (Related by way of common directors) | | | | |
| Nam Thuen 2 Power Co., Ltd. | **167,962** | 397,204 | **-** | - |
| Italthai Engineering Co., Ltd. | **78,375** | 86,963 | **78,340** | 86,927 |
| Siam Steel Syndicate Plc. | **2,207** | 11,552 | **2,166** | 10,371 |
| Pladaeng Co., Ltd. | **-** | 51,677 | **-** | 51,677 |
| Italthai Industrial Co., Ltd. | **15,117** | 45,673 | **13,829** | 45,673 |
| Ao Siam Marine Co., Ltd. | **125,681** | 101,084 | **125,681** | 101,084 |
| Amari Co., Ltd. | **370** | 23,202 | **370** | 23,202 |
| Nawarat Patanakarn Plc. | **806** | 228 | **806** | 228 |
| Nishimatsu Construction Co., Ltd. | **131** | 5,272 | **-** | - |
| Ao Po Grand Marina Co., Ltd. | **31,732** | 10,243 | **31,732** | 10,243 |
| Baan Rimnam Chaopraya Co., Ltd. | **460** | - | **460** | - |
| Asia Pacific Potash Corporation Limited | **22,487** | 21,658 | **22,487** | 21,658 |
| Toyo-Thai Corporation Ltd. | **87,609** | 30,781 | **87,609** | 30,781 |
| Ao Po Pattana Co., Ltd. | **-** | 18,566 | **-** | 18,566 |
| Thai Rent All Co., Ltd. | **736** | 8,639 | **336** | 8,279 |
| Suvarnnabhumi Entertainment Co., Ltd. | **57,802** | - | **57,802** | - |
| Saraburi Coal Co., Ltd. | **123** | - | **123** | - |
| Others | **19,507** | 10,870 | **16,027** | 10,813 |
| Total | **611,105** | 823,612 | **437,768** | 419,502 |
| Less: Allowance for doubtful accounts | **(101,650)** | (110,822) | **(101,650)** | (110,822) |
| Net | **509,455** | 712,790 | **336,118** | 308,680 |
| **Outstanding balances and portion of other participants of joint ventures** | | | | |
| ITO Joint Venture | **131,885** | 48,588 | **-** | - |
| IOT Joint Venture | **40,735** | 175,264 | **-** | - |
| ITD - NCC Joint Venture | **18** | 112 | **-** | - |
| ITD - NCC Joint Venture (NT-2) | **374,501** | 291,428 | **-** | - |
| IN Joint Venture | **14,069** | 20,263 | **-** | - |
| ITD - VIS Joint Venture | **1,740** | 10,475 | **-** | - |
| ITD-Nawarat (L.L.C) | **17,611** | 11,170 | **-** | - |
| Others | **3,004** | 582 | **-** | - |
| Total | **583,563** | 557,882 | **-** | - |
| Trade accounts receivable - related parties - Net | **1,129,006** | 1,289,470 | **1,391,432** | 1,881,962 |

The aging of outstanding balances of trade accounts receivable - related parties as at 31 December 2008 and 2007 are as follows:

| Outstanding Ages (Unit: Thousand Baht) | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| Less than 3 months | **522,951** | 958,758 | **607,427** | 1,121,022 |
| 3 - 6 months | **132,654** | 82,706 | **134,134** | 151,387 |
| 6 - 12 months | **236,889** | 110,185 | **322,255** | 252,776 |
| More than 12 months | **1,025,869** | 936,350 | **2,088,158** | 1,158,086 |
| Total | **1,918,363** | 2,087,999 | **3,151,974** | 2,683,271 |
| Less: Allowance for doubtful accounts | **(789,357)** | (798,529) | **(1,760,542)** | (801,309) |
| Net | **1,129,006** | 1,289,470 | **1,391,432** | 1,881,962 |

The Company has set up allowances for doubtful accounts at the full amount of the major accounts receivable that have been overdued for more than 12 months by evaluating risk factor for each receivable.

During the year 2008, the Company has made a provision for loss on non collection of trade receivable from related parties in the separate financial statements totalling Baht 980.28 million, since these related parties have loss from their operation and may not be able to repay their debts.

## 12. SHORT - TERM LOANS AND ADVANCES TO RELATED PARTIES

The outstanding balances as at 31 December 2008 and 2007 are as follows:

| (Unit: Thousand Baht) | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| **Subsidiaries and Joint Ventures** | | | | |
| (eliminated from consolidated financial statements) | | | | |
| ITD - EGC Joint Venture | - | - | **1,070,494** | 912,296 |
| Bhaka Bhumi Development Co., Ltd. | - | - | **368,330** | 208,246 |
| Siam Concrete and Brick Products Co., Ltd. | - | - | **34,569** | 34,569 |
| PT. Thailindo Bara Pratama | - | - | **97,406** | 46,487 |
| ITD Cementation India Limited | - | - | **17,342** | 111,685 |
| ITD - NSC Joint Venture | - | - | - | 41,500 |
| ITD - NCC Joint Venture | - | - | **811** | 26,151 |
| Shimizu - ITD Joint Venture (2) | - | - | - | 34,755 |
| ITD Cemindia Joint Venture | - | - | **126,377** | 126,377 |
| ITD-Nawarat (L.L.C) | - | - | **234,435** | 186,254 |
| ITD - ITDCEM JV | - | - | **5,267** | 5,408 |
| Others | - | - | **73** | 73 |
| Total | - | - | **1,955,104** | 1,733,801 |
| Less: Allowance for doubtful accounts | - | - | **(515,477)** | (184,155) |
| Net | - | - | **1,439,627** | 1,549,646 |
| **Associated companies** | | | | |
| Italian-Thai Gypsum Co., Ltd. | **4,600** | 4,600 | **4,600** | 4,600 |
| Sino Lao Aluminum Corporation Limited | **1,248** | 6,594 | **1,248** | 6,594 |
| Total | **5,848** | 11,194 | **5,848** | 11,194 |
| Less: Allowance for doubtful accounts | **(4,600)** | (4,600) | **(4,600)** | (4,600) |
| Net | **1,248** | 6,594 | **1,248** | 6,594 |
| **Related company** | | | | |
| (Related by way of common directors) | | | | |
| Obayashi Corporation | **1,308** | - | - | - |
| Total | **1,308** | - | - | - |

| (Unit: Thousand Baht) | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| **Outstanding balances and portion of other participants of joint ventures** | | | | |
| ITD - Nawarat (L.L.C) | **93,774** | - | **-** | - |
| ITD - NCC Joint Venture | **398** | - | **-** | - |
| Total | **94,172** | - | **-** | - |
| Short - term loans and advances to Related parties - net | **96,728** | 6,594 | **1,440,875** | 1,556,240 |

Significant movements in the short-term loans and advances to related parties for the years ended 31 December 2008 are as follows:

| (Unit: Thousand Baht) | 2007 | During the year | | 2008 |
|---|---|---|---|---|
| | | Increase | Decrease | |
| Subsidiaries and Joint Ventures | | | | |
| ITD - EGC Joint Venture | 912,296 | 158,198 | - | **1,070,494** |
| Bhaka Bhumi Development Co., Ltd. | 208,246 | 223,884 | 63,800 | **368,330** |
| Siam Concrete and Brick Products Co., Ltd. | 34,569 | - | - | **34,569** |
| PT. Thailindo Bara Pratama | 46,487 | 50,919 | - | **97,406** |
| ITD Cementation India Limited | 111,685 | - | 94,343 | **17,342** |
| ITD - NSC Joint Venture | 41,500 | - | 41,500 | **-** |
| ITD - NCC Joint Venture | 26,151 | - | 25,340 | **811** |
| Shimizu - ITD Joint Venture (2) | 34,755 | - | 34,755 | **-** |
| ITD Cemindia Joint Venture | 126,377 | - | - | **126,377** |
| ITD-NAWARAT (L.L.C) | 186,254 | 48,293 | 112 | **234,435** |
| ITD - ITDCEM JV | 5,408 | 34 | 175 | **5,267** |
| Other | 73 | - | - | **73** |
| Total | 1,733,801 | 481,328 | 260,025 | **1,955,104** |
| Associated companies | | | | |
| Italian-Thai Gypsum Co., Ltd. | 4,600 | - | - | **4,600** |
| Sino Lao Aluminum Corporation Limited | 6,594 | 1,229 | 6,575 | **1,248** |
| Total | 11,194 | 1,229 | 6,575 | **5,848** |
| Total | 1,744,995 | 482,557 | 266,600 | **1,960,952** |

During the year 2008, the Company has made a provision for loss on non collection of short-term loan and advance from related parties in the separate financial statements totaling amount 234.44 million in consideration that such parties have loss from its operation and may not be able to repay their debts.

## 13. INVENTORIES

| (Unit: Thousand Baht) | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| Construction in progress | **333,040** | 269,616 | **16,259** | 5,541 |
| Materials | **3,931,852** | 3,075,367 | **1,491,821** | 1,348,472 |
| Total | **4,264,892** | 3,344,983 | **1,508,080** | 1,354,013 |
| Less: Provision for inventory obsolescence | **(10,090)** | (12,769) | **-** | - |
| Inventories - net | **4,254,802** | 3,332,214 | **1,508,080** | 1,354,013 |

During the year, the movements in allowance for slow - moving and obsolete inventories are as follows:

| (Unit: Thousand Baht) | |
|---|---|
| Balance as at 1 January 2008 | 12,769 |
| Add: Additional allowance during the year | 4,518 |
| Less: Reversal of allowance for obsolete inventories | (7,197) |
| Balance as at 31 December 2008 | 10,090 |

## 14. INVESTMENTS IN RELATED PARTIES

14.1 Investments in subsidiaries, associated companies, and joint ventures

| (Unit: Thousand Baht) | Nature of business | Paid-up Capital | Percentage of shareholding (%) | | SEPARATE F/S Cost | |
|---|---|---|---|---|---|---|
| | | | 2008 | 2007 | 2008 | 2007 |
| **Investments in subsidiaries** | | | | | | |
| Italian-Thai International Co., Ltd. | Holding company and ship charter hire | 400,000 | **99.99** | 99.99 | **400,000** | 400,000 |
| Less: Allowance for impairment | | | | | **(400,000)** | (400,000) |
| Net | | | | | **-** | - |
| Bhaka Bhumi Development Co., Ltd. | Construction and real estate | 5,075 | **99.99** | 99.99 | **5,075** | 5,075 |
| Thai Pride Cement Co., Ltd. | Manufacture and distribution of cement | 1,300,000 | **99.99** | 99.99 | **1,585,000** | 1,585,000 |
| Sin Rae Muang Thai Co., Ltd. | Mining business | 3,500,000 | **99.99** | 99.99 | **3,499,999** | 3,472,940 |
| Nha Pralan Crushing Plant Co., Ltd. | Rock quarrying, processing and distribution | 1,000 | **99.91** | 99.91 | **999** | 999 |
| Less: Allowance for impairment | | | | | **(999)** | (999) |
| Net | | | | | **-** | - |
| Siam Concrete and Brick Products Co., Ltd. | Manufacture and distribution of concrete products and real estate | 84,000 | **99.70** | 99.70 | **82,296** | 82,296 |
| Italthai Marine Ltd. | Production and sale of vessels and equipment | 460,000 | **86.96** | 86.96 | **80,000** | 80,000 |
| Italthai Trevi Co., Ltd. | Foundation and piling work services | 55,000 | **80.45** | 80.45 | **55,689** | 55,689 |
| Asian Steel Product Co., Ltd. | Manufacture and distribution of steel pipes for civil construction | 20,000 | **69.90** | 69.90 | **7,004** | 7,004 |
| Thai Maruken Co., Ltd. | Lease and sale of sheet piles and beams | 20,000 | **50.96** | 50.96 | **10,196** | 10,196 |
| Italian-Thai Land Co., Ltd. | Not yet operational | 10,000 | **99.99** | 99.99 | **50** | 50 |
| Less: Allowance for impairment | | | | | **(50)** | (50) |
| Net | | | | | **-** | - |
| Palang Thai Kaowna Co., Ltd. | Not yet operational | 1,000 | **99.94** | 61.48 | **650** | 265 |
| Less: Allowance for impairment | | | | | **(650)** | (265) |
| Net | | | | | **-** | - |
| Khunka Palang Thai Co., Ltd. | Not yet operational | 1,000 | **61.48** | 61.48 | **265** | 265 |
| Less: Allowance for impairment | | | | | **(265)** | (265) |
| Net | | | | | **-** | - |
| Palit Palang Ngan Co., Ltd. | Not yet operational | 1,000 | **74.93** | 74.93 | **50** | 50 |
| Less: Allowance for impairment | | | | | **(50)** | (50) |
| Net | | | | | **-** | - |
| Italian Thai Power Co., Ltd. | Production and distribution of electricity | 100,000 | **99.99** | 99.99 | **100,000** | 25,000 |
| Saraburi Construction Technology Co., Ltd. | Manufacture, distribution and installation of concrete sheet | 250 | **99.93** | 99.93 | **250** | 250 |
| Asia Logistics Development Co., Ltd. | Not yet operational | 1,000 | **99.93** | - | **999** | - |
| Asia Industrial and Port Corporation Co., Ltd. | Not yet operational | 1,000 | **99.93** | - | **999** | - |
| **Overseas companies** | | | | | | |
| Myanmar ITD Co., Ltd. | Service agent for Myanmar companies | 1,483 Thousand Baht | **99.99** | 99.99 | **1,483** | 1,483 |
| Less: Allowance for impairment | | | | | **(1,483)** | (1,483) |
| Net | | | | | **-** | - |
| PT. Thailindo Bara Pratama | Coal digestion services | 25,250 Million IDR | **99.99** | 99.99 | **108,071** | 108,071 |
| ITD Cementation India Ltd. | Construction services in India | 115 Million INR | **69.57** | 69.57 | **2,143,951** | 2,143,951 |
| Total Investments in subsidiaries - net | | | | | **7,679,529** | 7,575,472 |

| (Unit: Thousand Baht) | Nature of business | Paid-up Capital | Percentage of shareholding (%) | | SEPARATE F/S Cost | |
|---|---|---|---|---|---|---|
| | | | **2008** | 2007 | **2008** | 2007 |
| **Investment in joint venture** | | | | | | |
| ITD-Nawarat (L.L.C) | Construction services in United Arab Emirates | 300,000 UAE | **60.00** | 60.00 | **977** | 977 |
| Total Investment in joint venture | | | | | **977** | 977 |

| (Unit: Thousand Baht) | Nature of business | Paid-up Capital | Percentage of shareholding (%) | | CONSOLIDATED F/S Equity | | SEPARATE F/S Cost | |
|---|---|---|---|---|---|---|---|---|
| | | | **2008** | 2007 | **2008** | 2007 | **2008** | 2007 |
| **Investments in associated companies** | | | | | | | | |
| Praram 9 Square Hotel Co., Ltd. | Hotel Business | 100,000 | **50.00** | 50.00 | **-** | 50,000 | **-** | 50,000 |
| Less: Allowance for impairment | | | | | **-** | (50,000) | **-** | (50,000) |
| Net | | | | | **-** | - | **-** | - |
| Italian-Thai Gypsum Co., Ltd. | Construction in Saudi Arabia | 10,500 | **50.00** | 50.00 | **5,250** | 5,250 | **5,250** | 5,250 |
| Less: Allowance for impairment | | | | | **(5,250)** | (5,250) | **(5,250)** | (5,250) |
| Net | | | | | **-** | - | **-** | - |
| ATO-Asia Turnouts Co., Ltd. | Production and distribution of turnouts for railway projects | 5,000 | **49.00** | 49.00 | **16,955** | 13,664 | **2,450** | 2,450 |
| Siam Pacific Holding Co., Ltd. | Holding company | 58,625 | **46.69** | 46.69 | **27,453** | 27,627 | **27,373** | 27,373 |
| Chantaburi Farm Co., Ltd. | Real estate development | 100,000 | **-** | 35.72 | **-** | 14,729 | **-** | 21,429 |
| Asia Steel Corporation | Manufacture, import and export of steel in Philippines | 20,000 | **30.00** | 30.00 | **12,301** | 12,301 | **7,800** | 7,800 |
| Less: Allowance for impairment | | | | | **(12,301)** | (12,301) | **(7,800)** | (7,800) |
| Net | | | | | **-** | - | **-** | - |
| Bangkok Steel Wire Co., Ltd. | Production and distribution of P.C. wire | 313,000 | **19.98** | 19.98 | **97,847** | 92,696 | **71,603** | 71,603 |
| Praram 9 Square Co., Ltd. | Shopping center development | 750,000 | **20.00** | 20.00 | **200,000** | 150,000 | **200,000** | 150,000 |
| Less: Allowance for impairment | | | | | **(200,000)** | (150,000) | **(200,000)** | (150,000) |
| Net | | | | | **-** | - | **-** | - |
| Thai Contractors Assets Co., Ltd. | Real estate development | 375,000 | **15.00** | 15.00 | **53,896** | 37,373 | **56,250** | 37,500 |
| **Overseas companies** | | | | | | | | |
| Anamarine Construction SND. BHD. | Construction contractor in Malaysia | 65,000 RM | **25.00** | 25.00 | **198** | 198 | **198** | 198 |
| Less: Allowance for impairment | | | | | **(198)** | (198) | **(198)** | (198) |
| Net | | | | | **-** | - | **-** | - |
| MCRP Construction Corporation, Philippines | Construction contractor in Philippines | 25 Million Peso | **24.00** | 24.00 | **12,000** | 12,000 | **12,000** | 12,000 |
| Less: Allowance for impairment | | | | | **(12,000)** | (12,000) | **(12,000)** | (12,000) |
| Net | | | | | **-** | - | **-** | - |
| MCRP Holding Corporation, Philippines | Holding company in Philippines | 5 Million Peso | **24.00** | 24.00 | **3,000** | 3,000 | **3,000** | 3,000 |
| Less: Allowance for impairment | | | | | **(3,000)** | (3,000) | **(3,000)** | (3,000) |
| Net | | | | | **-** | - | **-** | - |
| Sino Lao Aluminum Corporation Limited | Bauxite mine business | 4 Million USD | **34.00** | 33.00 | **171,623** | 61,210 | **174,462** | 67,961 |
| Total Investments in associated companies - net | | | | | **367,774** | 247,299 | **332,138** | 228,316 |
| Total Investments in subsidiary, associated companies, and joint ventures - net | | | | | **367,774** | 247,299 | **8,012,644** | 7,804,765 |

| (Unit: Thousand Baht) | Nature of business | Paid-up Capital | Percentage of shareholding (%) | | CONSOLIDATED F/S Equity | | SEPARATE F/S Cost | |
|---|---|---|---|---|---|---|---|---|
| | | | **2008** | 2007 | **2008** | 2007 | **2008** | 2007 |
| **Investments in associated companies, held by Subsidiaries** | | | | | | | | |
| Natureway Resources Co., Ltd. | Holding company | 40 Million USD | **30.00** | 30.00 | **296,700** | 296,700 | | |
| Less: Allowance for impairment | | | | | **(296,700)** | (296,700) | | |
| Net | | | | | **-** | - | | |
| Siam Pacific Holding Co., Ltd. | Holding company | 58,625 | **4.30** | 4.30 | **2,525** | 2,525 | | |
| Allied Enterprise Co., Ltd. | Holding company | 1,000 | **30.00** | - | **300** | - | | |
| Total | | | | | **2,825** | 2,525 | | |
| Total Investments - net | | | | | **370,599** | 249,824 | | |

The Company and its subsidiaries' equity interest in the above associated companies are mostly determined based on the financial statements compiled by the management of those companies and not yet audited by those companies' auditors. However, the Company's management believes that there are no significant adjustments to be made to the consolidated financial statements.

The Company regularly assesses the values of investments in each subsidiary/associated company and joint venture. The allowance for impairment is promptly taken up when there is a reliable indication that the decline in value is quite certain.

The significant financial information of the associates in the aggregate amounts are summarized as follows:

| (Unit: Thousand Baht) | For the years ended 31 December | |
|---|---|---|
| | **2008** | 2007 |
| Assets | **2,886,363** | 1,895,781 |
| Liabilities | **1,514,031** | 868,870 |
| Revenues | **1,988,042** | 1,584,189 |
| Net income | **20,848** | 55,588 |

14.2 Other long - term investments

| (Unit: Thousand Baht) | Nature of business | Percentage of shareholding (%) | | CONSOLIDATED F/S Cost | | SEPARATE F/S Cost | |
|---|---|---|---|---|---|---|---|
| | | **2008** | 2007 | **2008** | 2007 | **2008** | 2007 |
| **Investments in other companies** | | | | | | | |
| a) Non-listed companies | | | | | | | |
| Toyo-Thai Corporation Ltd. | Construction contractor | **16.25** | 16.25 | **52,000** | 52,000 | **52,000** | 52,000 |
| Nam Theun 2 Power Co., Ltd. | Hydroelectric power plant | **15.00** | 15.00 | **975,117** | 446,331 | **975,117** | 446,331 |
| M-Home SPV 3 Co., Ltd. | Real estate development | **11.54** | 11.54 | **12** | 12 | **12** | 12 |
| Less: Allowance for impairment | | | | **(12)** | (12) | **(12)** | (12) |
| Net | | | | **-** | - | **-** | - |
| Siam Steel Syndicate Plc. | Manufacture and distribution for construction | **5.45** | 5.45 | **55,885** | 55,885 | **55,885** | 55,885 |
| Siam Fiber Optics Co., Ltd. | Manufacture and distribution of optic fibers | **10.00** | 10.00 | **24,000** | 24,000 | **24,000** | 24,000 |
| Medical Device Manufacturer (Thailand) Limited | Manufacture and distribution of medical products | **6.95** | 6.95 | **50,069** | 50,069 | **50,069** | 50,069 |
| Less: Allowance for impairment | | | | **(50,069)** | (50,069) | **(50,069)** | (50,069) |
| Net | | | | **-** | - | **-** | - |
| Sosuco Granite Co., Ltd. | Rock quarrying and Distribution | **-** | 5.00 | **-** | 5,000 | **-** | 5,000 |
| Less: Allowance for impairment | | | | **-** | (5,000) | **-** | (5,000) |
| Net | | | | **-** | - | **-** | - |
| Bell Development Co., Ltd. (Formerly "Time Regency Co., Ltd") | Real estate development | **3.51** | 3.51 | **47,313** | 47,313 | **47,313** | 47,313 |
| Less: Allowance for impairment | | | | **(47,313)** | (47,313) | **(47,313)** | (47,313) |
| Net | | | | **-** | - | **-** | - |

| (Unit: Thousand Baht) | Nature of business | Percentage of shareholding (%) | | CONSOLIDATED F/S Cost | | SEPARATE F/S Cost | |
|---|---|---|---|---|---|---|---|
| | | **2008** | 2007 | **2008** | 2007 | **2008** | 2007 |
| The Bangkok Club Co., Ltd. | Entertainment services | **0.44** | 0.44 | **3,000** | 3,000 | **3,000** | 3,000 |
| Less: Allowance for impairment | | | | **(1,985)** | (1,985) | **(1,985)** | (1,985) |
| Net | | | | **1,015** | 1,015 | **1,015** | 1,015 |
| Imperial Technology Management Service Plc. | Initiation and establishment of Asian University of Science and Technology | **19.83** | 19.83 | **175,000** | 175,000 | **175,000** | 175,000 |
| Less: Allowance for impairment | | | | **(84,515)** | (84,515) | **(84,515)** | (84,515) |
| Net | | | | **90,485** | 90,485 | **90,485** | 90,485 |
| Thai Rent All Co., Ltd. | Construction machinery Rental | **15.00** | 15.00 | **13,729** | 13,729 | **7,500** | 7,500 |
| Lao Metal Industry Co., Ltd. | Manufacture steel wires and steel rod | **10.00** | - | **10,000** | - | **10,000** | - |
| Advance payment for share capital | | | | | | | |
| The Exchange Square Co., Ltd. | Real estate development | | | - | 5,000 | - | 5,000 |
| Less: Allowance for impairment | | | | - | (5,000) | - | (5,000) |
| Net | | | | - | - | - | - |
| Total Investment in other non - listed companies - net | | | | **1,222,231** | 683,445 | **1,216,002** | 677,216 |
| b) Listed companies | | | | | | | |
| Charoong Thai Wire and Cable Plc. | Manufacture and distribution of enamel coated wire and cable | **12.90** | 12.90 | **308,715** | 308,715 | **308,715** | 308,715 |
| Add: Unrealized gain (loss) from changes in value of investments | | | | **(116,752)** | 73,672 | **(116,752)** | 73,672 |
| Net market value | | | | **191,963** | 382,387 | **191,963** | 382,387 |
| Cyber Bay Corporation, Philippines | Real estate development | **14.25** | 14.25 | **195,566** | 195,566 | **59,395** | 59,395 |
| Add: Unrealized gain (loss) from changes in value of investments | | | | **(69,221)** | 49,249 | **66,950** | 185,420 |
| Net market value | | | | **126,345** | 244,815 | **126,345** | 244,815 |
| K.C. Property Plc. | Real estate development | **1.04** | 1.04 | **9,139** | 9,139 | **9,139** | 9,139 |
| Add: Unrealized loss from changes In value of investments | | | | **(2,559)** | (914) | **(2,559)** | (914) |
| Net market value | | | | **6,580** | 8,225 | **6,580** | 8,225 |
| Nawarat Patanakarn Plc. | Construction services | **4.05** | 4.05 | **100,716** | 100,716 | **100,716** | 100,716 |
| Less: Unrealized loss from changes In value of investments | | | | **(78,558)** | (34,243) | **(78,558)** | (34,243) |
| Net market value | | | | **22,158** | 66,473 | **22,158** | 66,473 |
| Everland Plc. | Real estate development | **0.05** | 0.05 | **111** | 111 | **111** | 111 |
| Add: Unrealized gain from changes In value of investments | | | | - | 142 | - | 142 |
| Net market value | | | | **111** | 253 | **111** | 253 |
| Total Investment in other listed companies - net | | | | **347,157** | 702,153 | **347,157** | 702,153 |
| Total Investments in other companies - net | | | | **1,569,388** | 1,385,598 | **1,563,159** | 1,379,369 |

| (Unit: Thousand Baht) | Nature of business | Percentage of shareholding (%) | | CONSOLIDATED F/S Cost | | SEPARATE F/S Cost | |
|---|---|---|---|---|---|---|---|
| | | **2008** | 2007 | **2008** | 2007 | **2008** | 2007 |
| **Investments held by subsidiaries** | | | | | | | |
| a) Non-listed companies | | | | | | | |
| Premus (Thailand) Co., Ltd. | Real estate management | **10.00** | 10.00 | **1,250** | 1,250 | - | - |
| Island Country Telecommunication Co., Ltd. | Telecommunication services | - | 4.28 | - | 3,053 | - | - |
| Less: Allowance for impairment | | | | - | (3,053) | - | - |
| Net | | | | - | - | - | - |
| Bell Development Co., Ltd. (Formerly "Time Regency Co., Ltd.") | Real estate management | **13.00** | 13.00 | **135,226** | 135,226 | - | - |
| Less: Allowance for impairment | | | | **(135,226)** | (135,226) | - | - |
| Net | | | | - | - | - | - |
| b) Listed companies | | | | | | | |
| Charoong Thai Wire and Cable Plc. | Manufacture and distribution of enamel coated wire and cable | **0.80** | 0.80 | **19,178** | 19,178 | - | - |
| Add: Unrealized gain (loss) from changes in value of investments | | | | **(13,481)** | 4,578 | - | - |
| Net market value | | | | **5,697** | 23,756 | - | - |
| Total | | | | **6,947** | 25,006 | - | - |
| Total Investments in other companies - net | | | | **1,576,335** | 1,410,604 | **1,563,159** | 1,379,369 |

During the year 2008, Nam Theun 2 Power Co., Ltd. requests for payment of share capital amount USD 15.76 million which equivalent to Baht 528.79 million.

The Company has pledged the shares of a related company to secure the long term - loan with Financial Institutions of related company.

During the year 2008, the Company sold its investments in Chataburi Farm Co., Ltd, The Exchange Square Co., Ltd. and Sosuco Granite Co., Ltd., with a gain of approximately Baht 1.00 million.

## 15. INVESTMENT IN A POTASH MINING PROJECT

The Company has investment in a potash mine project of Baht 3,236 million that the request for mining license is being processed. Currently, the government agree to set up the national committee consist of represent from Ministry of Industry, Ministry of Interior, Ministry of Natural Resources and Environment, Ministry of Public Health and Ministry of Social Development and Human Security to consider the process to resolve the potash mining operations in Udonthani to make the progress and generate the benefits. The Company's management believes that this project will generate benefits both for nearby areas and for the country, and the project will be approved by the government and operational as planned since the Ministry of Finance has jointly invested in this project for 10% of the total registered capital. The management of the Company believes that there will not be any impairment in the value of investment.

## 16. LONG - TERM LOANS AND ADVANCES TO RELATED PARTIES

The outstanding balances as at 31 December 2008 and 2007 are as follows:

| (Unit: Thousand Baht) | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| **Subsidiaries and Joint Ventures** | | | | |
| (eliminated from consolidated financial statements) | | | | |
| ITO Joint Venture | - | - | **528,400** | 528,400 |
| ITD - NCC Joint Venture | - | - | **18,360** | 69,070 |
| Italian-Thai International Co., Ltd. | - | - | **245,380** | 128,546 |
| IDS Joint Venture | - | - | **220,500** | 220,500 |
| IN Joint Venture | - | - | **156,291** | 115,770 |
| The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH | - | - | **105,000** | 105,000 |
| ITD - NCC Joint Venture (NT-2) | - | - | **198,000** | 198,000 |

| (Unit: Thousand Baht) | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| Southern Industries (1996) Co., Ltd. | **-** | - | **-** | 24,673 |
| Nha Pralan Crushing Plant Co., Ltd. | **-** | - | **12,100** | 13,000 |
| Italian-Thai Land Co., Ltd. | **-** | - | **554,358** | 554,358 |
| Palang Thai Kaowna Co., Ltd. | **-** | - | **456,350** | 280,702 |
| Khunka Palang Thai Co., Ltd. | **-** | - | **59,066** | 58,882 |
| Palit Palang Ngan Co., Ltd. | **-** | - | **94,456** | 94,231 |
| Italian-Thai Power Co., Ltd. | **-** | - | **220,680** | 170 |
| Sin Rae Muang Thai Co., Ltd. | **-** | - | **21,391** | - |
| Others | **-** | - | **9,792** | 9,792 |
| Total | **-** | - | **2,900,124** | 2,401,094 |
| Less: Allowance for doubtful accounts | **-** | - | **(1,668,352)** | (1,266,584) |
| Net | **-** | - | **1,231,772** | 1,134,510 |
| **Associated company** | | | | |
| Sino Lao Aluminum Corporation Limited | **34,462** | 34,462 | **34,462** | 34,462 |
| Allied Enterprise Co., Ltd. | **116,100** | - | **-** | - |
| Total | **150,562** | 34,462 | **34,462** | 34,462 |
| **Related companies** | | | | |
| Pladaeng Co., Ltd. | **-** | 59,075 | **-** | 59,075 |
| Central Bay Reclamation and Development Corp | **35,761** | 35,761 | **-** | - |
| Asia Pacific Potash Corporation Limited | **211,822** | 150,674 | **-** | - |
| Total | **247,583** | 245,510 | **-** | 59,075 |
| Less: Allowance for doubtful accounts | **(35,761)** | (94,836) | **-** | (59,075) |
| Net | **211,822** | 150,674 | **-** | - |
| Total long - term loans and advances to related Companies - net | **362,384** | 185,136 | **1,266,234** | 1,168,972 |

Significant movements in the long - term loans and advances to related parties for the year ended 31 December 2008 are as follows:-

| (Unit: Thousand Baht) | 2007 | During the year | | **2008** |
|---|---|---|---|---|
| | | Increase | Decrease | |
| **Subsidiaries and Joint Ventures** | | | | |
| ITO Joint Venture | 528,400 | - | - | **528,400** |
| ITD-NCC Joint Venture | 69,070 | - | 50,710 | **18,360** |
| Italian-Thai International Co., Ltd. | 128,546 | 116,834 | - | **245,380** |
| IDS Joint Venture | 220,500 | - | - | **220,500** |
| IN Joint Venture | 115,770 | 40,521 | - | **156,291** |
| The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH | 105,000 | - | - | **105,000** |
| ITD - NCC Joint Venture (NT-2) | 198,000 | - | - | **198,000** |
| Southern Industries (1996) Co., Ltd. | 24,673 | - | 24,673 | **-** |
| Nha Pralan Crushing Plant Co., Ltd. | 13,000 | - | 900 | **12,100** |
| Italian-Thai Land Co., Ltd. | 554,358 | - | - | **554,358** |
| Palang Thai Kaowna Co., Ltd. | 280,702 | 175,648 | - | **456,350** |
| Khunka Palang Thai Co., Ltd. | 58,882 | 184 | - | **59,066** |
| Palit Palang Ngan Co., Ltd. | 94,231 | 225 | - | **94,456** |
| Italian-Thai Power Co., Ltd. | 170 | 264,680 | 44,170 | **220,680** |
| Sin Rae Muang Thai Co., Ltd. | - | 21,391 | - | **21,391** |
| Others | 9,792 | - | - | **9,792** |
| Total | 2,401,094 | 619,483 | 120,453 | **2,900,124** |

| (Unit: Thousand Baht) | 2007 | During the period | | 2008 |
|---|---|---|---|---|
| | | Increase | Decrease | |
| <u>Associated company</u> | | | | |
| Sino Lao Aluminum Corporation Limited | 34,462 | - | - | **34,462** |
| <u>Related company</u> | | | | |
| Pladaeng Co., Ltd. | 59,075 | - | 59,075 | - |
| Total | 2,494,631 | 619,483 | 179,528 | **2,934,586** |

During the year 2008, the Company has made a provision for loss on non collection of long-term loan and advance from related parties in the separate financial statements totaling amount 251.63 million in consideration that such parties have loss from its operation and may not be able to repay their debts.

## 17. LOAN AND ADVANCES TO UNRELATED PARTIES

As at 31 December 2008, the Company had outstanding balance of loan of USD 11.79 million (2007: USD 13.79 million) to the Defense Ministry of the Union of Myanmar to finance the construction of a steel mill in Myanmar. The Company will receive the repayment of this loan in the form of steel processing services for 40.00 percent of such steel mill production capacity, but not less than 100,000 metric tons per annum, for a period of six years after the construction of steel mill is completed. Construction of the above plant is now complete, and commences providing services. The returns on loan depend upon the extent of the demand for steel in Myanmar. In the past, the Company has already set up provision for loss in full amount. The Company does not take up interest income in the books but summarizes the amount for inclusion in its income tax computation.

The Company reappraised the value of these loans since the Company had consistently received loan repayments over the past 2 - 3 years. The Company therefore reduced the associated allowance for loss to only USD 11.79 million in accordance with the anticipated actual losses and reversed the excess provision previously made to the account "Reversal of allowance for doubtful accounts". As at 31 December 2008 the Company has fully recovered the advance referred above.

Moreover, the Company also has advanced cash of Baht 88.61 million for the investment in a local company which is under the negotiation process. Currently, has been no further development of the project because the Electricity Generating Authority of Thailand is in the process of concluding the development plan for the capacity of Power plant. Such cash advances are to support the acquisition of the concession license from the Government of Cambodia to develop a 3,600 mega watt Coal-Fired Power Plant at Koh Kong.

The Government of Cambodia is currently allowing three companies comprising Koh Kong Power Light Co., Ltd., Cambodia International Investment Group and Gulf JP to develop the power plant. If any one of the three companies can conclude the negotiation with the Electricity Generating Authority of Thailand and Ministry of Energy, it will be awarded the right to generate the Power Plant. For the time being, Koh Kong Power Light Co., Ltd. is the most prospective winner for this project. Should the Company not win the selection process, the Company will write off the cash advance referred to above to expense immediately.

The subsidiary company entered into agreement with broker in Cambodia to perform, contact and negotiate with Government of Cambodia to obtain the license and permission for the development of a 3,600 Megawatts Coal-fired Power Plant in Koh Kong Province. The subsidiary company shall pay USD 20.00 million with 3 installments as described in the agreement and shall provide 5.00 % of free shares for this project to broker. As at 31 December 2008, the subsidiary company has paid cash to such broker totaling Baht 252.68 million. Such cash advance is considered as part of the acquisition costs of concession to operate a power plant in Cambodia.

## 18. LAND HELD FOR SALE AND DEVELOPMENT

| (Unit: Thousand Baht) | CONSOLIDATED | |
|---|---|---|
| | **2008** | 2007 |
| Land held for sale and development | **952,721** | 1,013,090 |
| Less Allowance for impairment | **(394,501)** | (453,900) |
| Land held for sale and development - net | **558,220** | 559,190 |

Management believes that such assets are salable in the future at prices not less than their net carrying values.

## 19. PROPERTY, PLANT AND EQUIPMENT

| (Unit: Thousand Baht) | CONSOLIDATED | | | | | |
|---|---|---|---|---|---|---|
| | Land | Building and factories | Furniture, fixtures and Office Equipment | Site office and Temporary Camps | Machinery and equipment under installation | Total |
| **Cost** | | | | | | |
| 1 January 2008 | 2,445,333 | 5,584,620 | 19,228,406 | 466,957 | 344,365 | 28,069,681 |
| Reclassification | - | - | (104,567) | - | 288,121 | 183,554 |
| Acquisitions/Transfer in | 4,084 | 72,921 | 2,556,278 | 109,095 | 1,269,826 | 4,012,204 |
| Disposals/Transfer out | - | (6,432) | (392,140) | (4,884) | (1,143,892) | (1,547,348) |
| Translation adjustment | (208) | (7,010) | (502,049) | (10,248) | (22,456) | (541,971) |
| 31 December 2008 | 2,449,209 | 5,644,099 | 20,785,928 | 560,920 | 735,964 | 30,176,120 |
| **Accumulated depreciation** | | | | | | |
| 1 January 2008 | - | 2,103,078 | 10,768,444 | 191,633 | - | 13,063,155 |
| Accumulated depreciation from reclassification | - | - | (13,435) | 13,435 | - | - |
| Depreciation for the year | - | 272,946 | 1,756,657 | 84,015 | - | 2,113,618 |
| Depreciation for disposals | - | (5,743) | (254,092) | (4,059) | - | (263,894) |
| Translation adjustment | - | (3,299) | (238,904) | (8,067) | - | (250,270) |
| 31 December 2008 | - | 2,366,982 | 12,018,670 | 276,957 | - | 14,662,609 |
| **Net book value** | | | | | | |
| 31 December 2007 | 2,445,333 | 3,481,542 | 8,459,962 | 275,324 | 344,365 | 15,006,526 |
| 31 December 2008 | 2,449,209 | 3,277,117 | 8,767,258 | 283,963 | 735,964 | 15,513,511 |
| Depreciation in 2007 income statement | | | | | | 1,922,582 |
| Depreciation in 2008 income statement | | | | | | 2,113,618 |

| (Unit: Thousand Baht) | SEPARATE F/S | | | | | |
|---|---|---|---|---|---|---|
| | Land | Building and factories | Furniture, fixtures and Office Equipment | Site office and Temporary Camps | Machinery and equipment under installation | Total |
| **Cost** | | | | | | |
| 1 January 2008 | 2,247,918 | 4,056,252 | 13,423,131 | 434,604 | 281,449 | 20,443,354 |
| Reclassification | - | - | (51,000) | - | - | (51,000) |
| Acquisitions/Transfer in | 3,749 | 54,438 | 1,319,320 | 109,095 | 956,293 | 2,442,895 |
| Disposals/Transfer out | - | (48) | (215,481) | (366) | (1,062,652) | (1,278,547) |
| Translation adjustment | - | - | (233,613) | (10,425) | (15,514) | (259,552) |
| 31 December 2008 | 2,251,667 | 4,110,642 | 14,242,357 | 532,908 | 159,576 | 21,297,150 |
| **Accumulated depreciation** | | | | | | |
| 1 January 2008 | - | 1,775,555 | 8,349,171 | 167,900 | - | 10,292,626 |
| Accumulated depreciation from reclassification | - | - | (13,435) | 13,435 | - | - |
| Depreciation for the year | - | 199,676 | 1,031,403 | 80,985 | - | 1,312,064 |
| Depreciation for disposals | - | (48) | (159,669) | (42) | - | (159,759) |
| Translation adjustment | - | - | (111,626) | (8,052) | - | (119,678) |
| 31 December 2008 | - | 1,975,183 | 9,095,844 | 254,226 | - | 11,325,253 |
| **Net book value** | | | | | | |
| 31 December 2007 | 2,247,918 | 2,280,697 | 5,073,960 | 266,704 | 281,449 | 10,150,728 |
| 31 December 2008 | 2,251,667 | 2,135,459 | 5,146,513 | 278,682 | 159,576 | 9,971,897 |
| Depreciation in 2007 income statement | | | | | | 1,225,396 |
| Depreciation in 2008 income statement | | | | | | 1,312,064 |

The Company and its subsidiaries have mortgaged part of the buildings with aggregate net book values of approximately Baht 447.89 million and land of Baht 403.55 million (2007: Baht 491.45 million and Baht 143.55 million, respectively) with a bank as collaterals for long - term loans from such bank, as discussed in Note 25. In addition, the Company and its subsidiaries have mortgaged and granted power of attorney to mortgage land with a total value of Baht 4.91 million (2007: Baht 4.91 million) with banks as collaterals for the issuance of letters of guarantees for the Company and subsidiaries.

As at 31 December 2008 and 2007, certain building, machinery and equipment items of the Company, subsidiaries and joint ventures have been fully depreciated but are still in use. The original cost, before deducting accumulated depreciation, of those assets amounted to Baht 5,910.98 million and Baht 5,570.37 million, respectively (SEPARATE F/S: Baht 4,775.13 million and Baht 4,742.00 million, respectively).

As at 31 December 2008 and 2007, machinery, equipment and vehicles with net book value amounting to Baht 1,119.50 million and Baht 1,436.80 million are acquired under hire purchase contracts, as referred to in Note 24.

## 20. GOODWILL

| | Consolidated | |
|---|---|---|
| (Unit: Thousand Baht) | **2008** | 2007 |
| Cost | **548,948** | 548,948 |
| Less: Accumulated amortization | **(48,862)** | (48,862) |
| Net book value | **500,086** | 500,086 |

The management has considered that the above goodwill has no any impairment.

## 21. BANK OVERDRAFTS AND SHORT - TERM LOANS FROM FINANCIAL INSTITUTIONS

The outstanding balances of bank overdrafts and short - term loans from financial institutions as at 31 December 2008 and 2007 are as follows: -

| | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| (Unit: Thousand Baht) | **2008** | 2007 | **2008** | 2007 |
| Bank overdrafts | **2,274,344** | 67,717 | **62,787** | 20,018 |
| Short - term loans from financial institutions | **5,078,961** | 4,906,571 | **2,979,377** | 3,473,444 |
| Total | **7,353,305** | 4,974,288 | **3,042,164** | 3,493,462 |

These represent loans obtained from local and overseas financial institutions in both Baht currency and foreign currencies as follows:

| | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| (Unit: Million) | **2008** | 2007 | **2008** | 2007 |
| Baht | **3,845** | 5,857 | **2,396** | 5,439 |
| PHP | **141** | 165 | **141** | 165 |
| USD | **6** | 4 | **-** | - |
| NTD | **455** | 400 | **455** | 400 |
| INR | **493** | 773 | **-** | - |

These loans are subject to interest at domestic market rate for Baht currency loans and at the rates based on market rate of India, Taiwan, Philippines and SIBOR for foreign currency loans.

As at 31 December 2008, part of loans amounting to Baht 2,073.66 million (2007: Baht 1,638.46 million) are used to finance certain specific projects (project finance). The banks require the Company to assign or transfer the proceeds from the projects into the Company's accounts with those banks.

As at 31 December 2008 and 2007, overdraft and short - term credit facilities of the Company have not yet been drawn down amounting to Baht 1,517.12 million and Baht 873.00 million, respectively.

During the year 2007, the Company reclassified loan for investment in Potash mining project from short-term loan to long-term loan (see note 25) as the specific condition indicates that the Company will have to settle full amount within 6 months from the date the subsidiary obtains mining concession. However, should the subsidiary not receive the approval for mining concession within 31 May 2008, the Company will have to repay Baht 165.00 million per quarter from August 2008.

## 22. TRADE ACCOUNTS PAYABLE - RELATED PARTIES

The outstanding balances as at 31 December 2008 and 2007 are as follows:

| | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| **(Unit: Thousand Baht)** | **2008** | 2007 | **2008** | 2007 |
| **Subsidiaries and Joint Ventures** | | | | |
| (eliminated from consolidated financial statements) | | | | |
| IOT Joint Venture | - | - | **3,589** | 14,650 |
| I.C.C.T. Joint Venture | - | - | **140,887** | 140,887 |
| IN Joint Venture | - | - | **5,670** | 28,020 |
| Thai Maruken Co., Ltd. | - | - | **93,690** | 75,364 |
| ITO Joint Venture | - | - | **10,762** | 5,085 |
| Italthai Trevi Co., Ltd. | - | - | **57,460** | 119,611 |
| Siam Concrete and Brick Products Co., Ltd. | - | - | **58,721** | 93,340 |
| ITD - VIS Joint Venture | - | - | **6,633** | 7,317 |
| ITD Cementation India Limited | - | - | **124,663** | 16,753 |
| ITD-ITDCEM JV | - | - | **95,894** | 118,164 |
| Asian Steel Product Co., Ltd. | - | - | **29,713** | 2,221 |
| Thai Pride Cement Co., Ltd. | - | - | **2,619** | 78,387 |
| Nha Pralan Crushing Plant Co., Ltd. | - | - | **1,809** | 997 |
| Aquathai Co., Ltd. | - | - | **72,224** | 75,232 |
| Italthai Marine Co., Ltd. | - | - | **3,984** | 1,225 |
| Saraburi Construction Co., Ltd. | - | - | **7,235** | - |
| Others | - | - | **8,029** | 2,213 |
| Total | - | - | **723,582** | 779,466 |
| **Associated companies** | | | | |
| MCRP Construction Corporation, Philippines | **79,995** | 92,099 | **79,995** | 92,099 |
| Bangkok Steel Wire Co., Ltd. | **58,896** | 50,301 | **22,352** | 9,103 |
| ATO-Asia Turnouts Ltd. | **44,033** | 11,735 | **41,996** | 10,373 |
| Total | **182,924** | 154,135 | **144,343** | 111,575 |
| **Related companies** | | | | |
| (Related by way of common directors) | | | | |
| Takenaka Corporation | **234,214** | 174,417 | - | - |
| Obayashi Corporation | **90,841** | 157,336 | - | - |
| Italthai Industrial Co., Ltd. | **127,986** | 131,133 | **69,600** | 57,964 |
| Siam Steel Syndicate Plc. | **123,111** | 63,498 | **123,111** | 63,394 |
| Nishimatsu Construction Co., Ltd. | **298,423** | 232,840 | - | - |
| Italthai Engineering Co., Ltd. | **228,173** | 131,976 | **224,241** | 127,758 |
| Charoong Thai Wire & Cable Plc. | **90,812** | 106,640 | **89,813** | 106,640 |
| Nawarat Patanakarn Plc. | **90,255** | 75,705 | **77,983** | 65,528 |
| Toyo-Thai Corporation Ltd. | **2,846** | 17,401 | **2,846** | 17,401 |
| Thai Rent All Co., Ltd. | **39,188** | 25,170 | **38,891** | 24,529 |
| Amarine Estate Co., Ltd. | **24,720** | - | **24,720** | - |
| Siam Fiber Optics Co., Ltd. | **15,775** | - | **15,775** | - |
| Others | **9,196** | 34,873 | **5,450** | 2,140 |
| Total | **1,375,540** | 1,150,989 | **672,430** | 465,354 |

| (Unit: Thousand Baht) | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| **Outstanding balances and portion of other participants in joint ventures** | | | | |
| IOT Joint Venture | **2,153** | 8,790 | **-** | - |
| I.C.C.T. Joint Venture | **105,665** | 105,665 | **-** | - |
| ITO Joint Venture | **6,457** | 3,051 | **-** | - |
| ITD - VIS Joint Venture | **2,321** | 2,561 | **-** | - |
| IN Joint Venture | **2,778** | 13,730 | **-** | - |
| Others | **618** | 473 | **-** | - |
| Total | **119,992** | 134,270 | **-** | - |
| Total | **1,678,456** | 1,439,394 | **1,540,355** | 1,356,395 |

## 23. SHORT - TERM LOANS AND ADVANCES FROM RELATED PARTIES

The outstanding balances as at 31 December 2008 and 2007 are as follows:

| (Unit: Thousand Baht) | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| **Subsidiaries and Joint Ventures** | | | | |
| (eliminated from consolidated financial statements) | | | | |
| ITD Cementation India Limited | **-** | - | **967** | - |
| ITD-ITDCEM JV | **-** | - | **1,087** | - |
| Total | **-** | - | **2,054** | - |
| **Associated company** | | | | |
| Thai Contractors Asset Co., Ltd. | **9,964** | - | **-** | - |
| Total | **9,964** | - | **-** | - |
| **Related companies** | | | | |
| Nam Theun 2 Power Co., Ltd. | **54,855** | 208,674 | **-** | - |
| Obayashi Corporation | **-** | 221,142 | **-** | - |
| Nawarat Patanakarn Plc. | **68,138** | - | **-** | - |
| Saraburi Coal Co., Ltd. | **-** | 20,000 | **-** | - |
| Others | **673** | 13 | **-** | - |
| Total | **123,666** | 449,829 | **-** | - |
| Short - term loans and advances from related parties | **133,630** | 449,829 | **2,054** | - |

Significant movements in the short - term loans and advances from related parties for the year ended 31 December 2008 are as follows:

| (Unit: Thousand Baht) | 2007 | During the year | | **2008** |
|---|---|---|---|---|
| | | Increase | Decrease | |
| **Associated company** | | | | |
| Thai Contractors Asset Co., Ltd. | - | 9,964 | - | **9,964** |
| Total | - | 9,964 | - | **9,964** |
| **Related companies** | | | | |
| Nam Theun 2 Power Co., Ltd. | 208,674 | - | 153,819 | **54,855** |
| Obayashi Corporation | 221,142 | - | 221,142 | **-** |
| Nawarat Patanakarn Plc. | - | 68,138 | - | **68,138** |
| Saraburi Coal Co., Ltd. | 20,000 | - | 20,000 | **-** |
| Others | 13 | 660 | - | **673** |
| Total | 449,829 | 68,798 | 394,961 | **123,666** |
| Net | 449,829 | 78,762 | 394,961 | **133,630** |

## 24. HIRE - PURCHASES PAYABLE

| (Unit: Thousand Baht) | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| Hire - purchases payable (less than 1 year) | **504,285** | 437,264 | **382,839** | 411,914 |
| Hire - purchases payable (period: 2-5 years) | **671,843** | 572,831 | **261,454** | 542,508 |
| Total | **1,176,128** | 1,010,095 | **644,293** | 954,422 |
| Less: deferred interest | **(181,044)** | (127,171) | **(83,255)** | (120,635) |
| Less: Current portion of hire - purchase | **(421,629)** | (385,188) | **(337,195)** | (363,526) |
| Net | **573,455** | 497,736 | **223,843** | 470,261 |

The above hire - purchases payable are for machinery, equipment and vehicles leases with scheduled repayment terms of 2 - 8 years.

## 25. LONG - TERM LOANS

As at 31 December 2008 and 2007, the Company and its subsidiaries have outstanding long - term loans as follows:

| (Unit: Thousand Baht) | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| Long - term loans | **6,983,073** | 7,224,781 | **5,382,398** | 5,421,806 |
| Less: Current portion | **(2,282,580)** | (1,689,872) | **(1,546,760)** | (1,149,269) |
| Net | **4,700,493** | 5,534,909 | **3,835,638** | 4,272,537 |

Movements in the long - term loans during the year ended 31 December 2008 are summarized below:

| (Unit: Thousand Baht) | CONSOLIDATED F/S | SEPARATE F/S |
|---|---|---|
| Balance as at 1 January 2008 | 7,224,781 | 5,421,806 |
| Add: Additional borrowings | 2,428,316 | 2,060,257 |
| Less: Repayment | (2,604,347) | (2,102,307) |
| Less: Translation adjustment | (65,677) | 2,642 |
| Balance as at 31 December 2008 | 6,983,073 | 5,382,398 |

The Company has loan agreement with a local commercial bank for Baht 3,299.00 million included in the above beginning balance, for investment in a potash mine project. The loan is collateralized by the pledge of share certificates of the group of related companies. The Company will have to settle full amount within 6 months from the date the subsidiary obtains mining concession. However, should the subsidiary not receive the approval for mining concession within 31 May 2008, the Company will have to repay the loan by installments at Baht 165.00 million per quarter starting August 2008. During the year, the Company has repaid Baht 330.00 million for this loan.

During the year 2008, the Company entered into agreement with a commercial bank for refinance debt of Baht 914.41 million from EXIM Bank which bears interest at the rate of THFIX + 3.25% per annum. During the year, the Company has repaid Baht 114.30 million for this loan.

During the year 2008, the Company entered into loan agreement with a foreign bank for purchase of machineries amounting to EUR 14.10 million for which EUR 12.51 million or equivalent to Baht 620.93 million has been drawndown. This loan bears interest per annum at EURIBOR.

During the year 2008, the Company entered into loan agreement with a local commercial bank for the hedged line of Khongjeam dam project development amounting to Baht 200.00 million for which Baht 150.00 million has been drawndown. This loan bears interest per annum at MLR.

Moreover, during the year, the Company entered into loan agreement with a local commercial bank for development of a 3,600 Megawatts Coal-fired Power Plant in Koh Kong Province amounting to Baht 680.00 million for which Baht 227.56 million has been drawndown. This loan bears interest at the rate of MLR per annum.

The Company and subsidiaries have registered the mortgages of part of their land and construction thereon with a net carrying value as at 31 December 2008 of Baht 862.39 million (2007: Baht 713.00 million) and the deeds of hypothecation of certain machinery located overseas as collaterals for loans.

The loans of the Company and its subsidiaries bear interest at the rate of minimum loan rate (MLR).

In addition, the loan agreement contains covenants relating to various matters such as the payment of dividend and limitations on the provision of loans.

As at 31 December 2008 and 2007, the long-term credit facilities of the Company have not yet been drawndown amounting to Baht 904.75 million and Baht 389.00 million, respectively.

## 26. DEBENTURES - NET

| Debenture (Unit: Thousand Baht) | Life | Date of issue | Maturity date | Interest rate (% p.a.) | CONSOLIDATED AND SEPARATE F/S 2008 | 2007 |
|---|---|---|---|---|---|---|
| 1 | 3 years | 20 September 2006 | 20 September 2009 | 7.00 | **704,565** | 704,565 |
| 2 | 2 years | 23 September 2008 | 23 September 2010 | 6.50 | **1,992,787** | 1,055,627 |
| Total | | | | | **2,697,352** | 1,760,192 |
| Less: Current portion of debentures | | | | | **(705,837)** | (1,055,627) |
| Debentures - net of current portion | | | | | **1,991,515** | 704,565 |

On 23 September 2008, the Company issued subordinate, unsecured debentures with principal amount of Baht 2,000 million which are issued to specific person with two-year tenure and with a face value of Baht 1,000. These bear interest rate at 6.50 percent per annum which is payable quarterly. The debentures will be redeemed on 23 September 2010. The Company will use the proceeds from this issuance to repay debts and/or use for working capital in business expansion.

In addition, the debentures were issued with covenants relating to various matters such as the decrease in share capital, the merger, the payment of dividend and limitations on the provision of loans.

The movement of debentures during the year ended 31 December 2008 in the consolidated and separate financial statements is as follows:

| (Unit: Thousand Baht) | CONSOLIDATED AND SEPARATE F/S |
|---|---|
| Beginning balance | 1,760,192 |
| Additions | 2,000,000 |
| Repayment | (1,057,100) |
| Costs of issuing debentures | (9,816) |
| Amortization of costs of issuing debentures | 4,076 |
| Current portion | (705,837) |
| Ending balance | 1,991,515 |

## 27. CONVERTIBLE DEBENTURES - NET

At Extraordinary General Meeting of Shareholders No. 1/2008 held on 14 January 2008, the shareholders approved the issuance of convertible debentures of the Company not more than USD 200,000,000 or an equivalent amount in any other currency, with maturity not exceeding 7 years from the date of issuance. A unit of convertible debenture can be converted to ordinary shares based on the par value of debenture divided by the convertible price of debenture. The conversion price shall be considered by Board of Directors or any persons assigned by Directors. However, the conversion price should not be less than the market price based on the average closing price of the Company's shares in Stock Exchange of Thailand for 15 days before the date of conducting of the bookbuilt for the convertible debentures. The shareholders approved an increase of the Company's registered capital by Baht 728,000,000 from the existing registered capital of Baht 4,193,678,180 to Baht 4,921,678,180 by issuing 728,000,000 ordinary shares at the par value of Baht 1 per share to reserve for the conversion of the convertible debentures.

On 10 June 2008, the Company issued unsecured convertible debentures of USD 150 million which were offered to foreign investors, but not be offered or sold within the United States or to US person, and juristic person in relation to "Regulation S". The convertible debentures were registered as listed securities on the Singapore Exchange Securities Trading Limited under the Securities Act of Singapore.

The convertible debentures are issued at par with a face value of USD 100,000 per debenture. Interest is payable semi-annually in arrears at an annual interest rate of 4.5%. Each debenture is convertible at any time up to maturity at an initial conversion ratio at 310,621.63 shares per debenture (a fixed exchange rate of 32.04 Baht = 1 USD and initial conversion price of 10.3148 Baht). Debentureholders have the right to convert debentures starting from 21 July 2008 but not less than seven business days prior to the maturity date. However, the Company has cash settlement option in lieu of delivering ordinary shares to the debentureholders.

The Company presented part of accrued interest for convertible bond which paid the debentureholders when they exercise the right to convert to common shares separately in the balance sheets.

The nominal value of the convertible debentures will be redeemed as follows:

| (Unit: USD) Redemption | Date | Redemption amount |
|---|---|---|
| 1st | 10 December 2008 | 101,750.00 |
| 2nd | 10 June 2009 | 103,570.00 |
| 3rd | 10 December 2009 | 105,462.80 |
| 4th | 10 June 2010 | 107,431.31 |
| 5th | 10 December 2010 | 109,478.56 |
| 6th | 10 June 2011 | 111,607.71 |
| 7th | 10 December 2011 | 113,822.02 |
| 8th | 10 June 2012 | 116,124.90 |
| 9th | 10 December 2012 | 118,519.89 |
| 10th | 10 June 2013 | 121,010.69 |

At any time after 10 June 2010 but not less than seven business days prior to the maturity date, the Company has an option to early convert or redeem all of the convertible debentures.

Initial convertible debentures comprise the following:

| (Unit: Thousand Baht) | CONSOLIDATED F/S 2008 | SEPARATE F/S 2008 |
|---|---|---|
| Convertible debentures | 4,942,401 | - |
| Less: Issuing convertible debentures costs | (112,170) | - |
| Convertible debentures - net | 4,830,231 | - |

The movement of convertible bonds during the year ended 31 December 2008 in the consolidated and separate financial statements is as follows:

| (Unit: Thousand Baht) | CONSOLIDATED AND SEPARATE F/S |
|---|---|
| Beginning balance | - |
| Additions | 4,897,925 |
| Cost of issuing convertible debentures | (122,257) |
| Amortization of costs of issuing convertible debentures | 10,087 |
| Unrealised losses on exchange rates | 44,476 |
| Ending balance | 4,830,231 |

In case debentureholders will not convert and hold the debentures to maturity, interest expense on the convertible debentures is calculated using the effective interest method by applying the effective interest rate of 8.52% per annum, inclusive of the costs of issuing convertible debentures and yield to maturity.

No potential dilution in earnings per share arose from the convertible debentures, because the average share price during this year was lower than the exercise price.

On 11 June 2008, the Company and its subsidiaries entered into various hedge agreements to hedge foreign currency and interest rate risks, of which the details are as follows:

1. The Company entered into a cross currency swap and interest rate swap agreements with a financial institution to make cross currency swap for the Company's convertible debentures for USD 50.00 million for Baht 1,634.00 million and to swap interest rate at 4.50 percent per annum on USD for 5.77 percent per annum on Baht. The term of the agreement is for three years.

2. The Company entered into a call spread and coupon swap agreement with a financial institution to exchange the Company's convertible debentures for USD 50.00 million at Baht 32.60 per 1 USD with a condition to exchange the USD at market rate if the exchange rate is more than Baht 35.60 per 1 USD, and to obtain compensation of Baht 3.00 per 1 USD, and to swap interest rate at 4.50 percent per annum on USD for 6 MonthFIX plus 2.45 percent per annum on Baht. The term of the agreement is for three years.

3. The Company entered into foreign currency forward agreement with a financial institution for the Company's convertible debentures for USD 50.00 million at 33.70 Baht per 1 USD with a condition to take the foreign currency option if the exchange rate reaches Baht 35.00 per 1 USD. The Company has paid premium for this contract of USD 1.39 million and will amortize this over the agreement period. The term of the agreement is for three years.

   The Company presented part of accrued interest for convertible bond which paid the debentureholders when they exercise the right to convert to common shares separately.

## 28. ALLOWANCE FOR LOSS ON CONSTRUCTION PROJECT

During the year, the Company assessed and revised its projections for the delay in the project National Highway Route NH-31C in India and the project Nankang Station Underground Civil and E&M Construction rot CL 305 in Taiwan. This caused a significant increase in cost of construction. The Company has recognized provision for loss on the construction project amounting to Baht 469.69 million in the income statement. As at 31 December 2008, allowance for losses on construction projects is outstanding of Baht 628.18 million in the balance sheet.

The Company believes that the delay which resulted in the loss is not the fault of the Company, and is currently negotiating with the contractor. Since there is uncertainly as to whether the cost will be recoverable, the Company has not recognized revenue on such project.

## 29. RELATED PARTY TRANSACTIONS

During the year, the Company and its subsidiaries had significant business transactions with related parties, which have been concluded on commercial terms and bases agreed upon in the ordinary course of businesses between the Company and those companies, as follow:

| | **Transfer pricing policy** |
|---|---|
| Turn-key construction service income | Cost plus margin |
| Construction service income, not including the procurements of materials | Cost or cost plus margin |
| Land rental income | Mutually agreed |
| Sales of equipment | Cost or mutually agreed |
| Sales of investment | Market price |
| Purchases of construction materials | Approximate market price |
| Turn-key construction expenses | Cost plus margin |
| Hire of construction services, not including procurements of materials | Cost |
| Purchases of investment | Approximate net book value |
| Interest on loans | Mutually agreed rate |

Below is a summary of significant related party transactions during the year:-

| | **CONSOLIDATED** | | **SEPARATE F/S** | |
|---|---|---|---|---|
| | For the years ended 31 December | | For the years ended 31 December | |
| **(Unit: Million Baht)** | **2008** | 2007 | **2008** | 2007 |
| **<u>Transactions with subsidiaries and joint ventures</u>** | | | | |
| (eliminated from consolidated financial statements) | | | | |
| Construction services and other income | - | - | **1,384** | 1,539 |
| Sales of equipment | - | - | **39** | 211 |
| Purchases of construction materials and services | - | - | **892** | 1,196 |
| Purchases of equipment | - | - | **52** | 41 |
| **<u>Transactions with associated companies</u>** | | | | |
| Construction services and other income | **174** | 18 | **172** | 16 |
| Purchases of construction materials and services | **217** | 212 | **121** | 114 |
| Purchases of equipment | - | - | **16** | - |
| **<u>Transactions with related companies</u>** | | | | |
| Construction services and other income | **3,370** | 4,129 | **876** | 1,027 |
| Land rental income | - | 33 | - | 33 |
| Purchases of construction materials and services | **1,009** | 1,462 | **702** | 866 |
| Purchases of equipment | **95** | 173 | **91** | 171 |

Furthermore, the Company also has significant transactions with its related parties in respect of loans and advances.

The outstanding balances of the above transactions are presented as separate items in the balance sheet.

<u>Loans from directors</u>

As at 31 December 2008, subsidiary company and indirect subsidiary company have loans from directors amounting to Baht 159.23 million (2007: Baht 179.40 million) which amount of Baht 11.51 million bears interest at the rate of MLR per annum.

## 30. INCOME TAX

The Company has operation losses, there is not subject to obligation to pay income tax for the year ended 31 December 2008.

Income tax for the branch in Taiwan has been calculated based on 25.00 percent of taxable income.

Income tax for the years ended 31 December 2008 of subsidiaries and joint ventures in Thailand have been calculated at the rate of 30.00% on the net income after adding back certain expenses which are not allowable for tax computation purposes and the deduction of tax losses brought forward from previous years.

Income tax presented in the consolidated financial statements is an income tax of the overseas branches and subsidiaries that have been calculated in accordance with accounting standard and/or tax law of those countries.

## 31. DIVIDEND PAYMENT

At the Ordinary General Shareholder Meeting 1/2551, held on 25 April 2008, the shareholders approve the appropriation of dividends from the operations for the year 2007 of Baht 0.07 per share for 4,193,678,180 ordinary shares totaling Baht 293.19 million.

## 32. PROVIDENT FUND

The Company, subsidiaries, joint ventures and its employees have jointly established a provident fund in accordance with the Provident Fund Act B.E. 2530. Both employees and the Company contributed to the fund monthly at the rate of 2.00 - 5.00 percent of basic salary. The fund, which is managed by Finansa Asset Management Limited, will be paid to employees upon termination in accordance with the fund rules. During the years 2008 and 2007, the Company and its subsidiaries contributed Baht 35.79 million and Baht 29.00 million, respectively, to the fund (SEPARATE F/S: Baht 30.16 million and Baht 26.90 million, respectively).

## 33. COST OF CONSTRUCTION WORK

As at 31 December 2008 and 2007, construction costs of the Company, its subsidiaries and its proportionate interests in joint ventures, after adjustment to reflect gains or losses recognized for current construction projects, amounted to Baht 132,337.04 million and Baht 141,990.61 million, respectively (SEPARATE F/S: Baht 88,035.56 million and Baht 103,784.60 million, respectively).

## 34. STATUTORY RESERVE

Pursuant to Section 116 of the Public Limited Company Act B.E. 2535, the Company is required to set aside as a statutory reserve at least 5.00% of its net income after deducting accumulated deficit brought forward (if any) until the reserve reaches 10.00% of the registered capital. The statutory reserve is not available for dividend distributions.

During the year 2007, the Company proposed appropriation for additional statutory reserve from net income of Baht 37.00 million to bring the reserve to 10.00 percent of the authorized share capital.

## 35. DIRECTOR'S REMUNERATION

Directors' remuneration represents the benefits paid to the Company's directors in accordance with section 90 of the Public Companies Act, exclusive of salaries and related benefits payable to executive directors. The directors' remuneration has been approved at the Company Annual General Meeting.

## 36. EXPENSES BY NATURE

Significant expenses by nature are as follows:

| | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| (Unit: Thousand Baht) | **2008** | 2007 | **2008** | 2007 |
| Salary and wages and other employee benefits | **6,906,488** | 8,757,837 | **5,059,345** | 5,222,915 |
| Depreciation | **2,113,618** | 1,920,479 | **1,312,064** | 1,225,396 |
| Amortisation | **53,220** | 112,391 | **39,579** | 33,289 |
| Allowance for loss on construction work | **308,332** | 12,660 | **469,686** | 12,660 |
| Loss from devaluation of investments | **-** | 23,601 | **385** | 23,601 |
| Rental expenses | **1,086,898** | 667,394 | **658,823** | 667,394 |

## 37. GUARANTEES

As at 31 December 2008 and 2007, the Company has outstanding guarantees of approximately Baht 28,799.47 million and Baht 21,701.31 million, respectively, issued by financial institutions on behalf of the Company, its subsidiaries, and its joint ventures in respect of certain performance bonds required in the normal course of businesses.

As at 31 December 2008 and 2007, the Company had outstanding guarantees of approximately Baht 8,670.30 million and Baht 8,870.00 million, respectively, issued to financial institutions and its ventures to collateralize credit facilities granted by those financial institutions and joint venture partners to subsidiaries, associated, related companies and joint ventures. The Company issued guarantees in proportion to its shareholding (except for Italthai Trevi Co., Ltd., Italthai Marine Co., Ltd., Aquathai Co., Ltd., Sarithorn Co., Ltd, Asian Steel Product Co., Ltd., and ITD Cementation India Limited for which the Company issued full guarantees for the credit facilities).

## 38. COMMITMENT

38.1 Under the Company's rehabilitation plan, executed in 2002, the plan administrator, ITD Planner Company Limited, arranged for the establishment of a Special Purpose Vehicle (SPV) under Thai Laws. This SPV was established as a private company, with a registered share capital of Baht 0.10 million, consisting of 19,000 ordinary shares of Baht 5.00 each and 1,000 preference shares of Baht 5.00 each. The plan administrator novated debt to the SPV through allocation of these ordinary shares to the creditors in proportion to the amount of debt novated, while the preference shares will be allocated to the Company's directors. Those creditors comprise unsecured financial creditors under the master rescheduling agreement, and debts to unsecured debenture holders amounting to Baht 3,604.00 million. The Company has transferred its non-core assets to the SPV in exchange for the SPV to assume the debt obligations of the Company. It has to complete the sale of the non-core assets within 30 June 2007. Under the stipulations of the rehabilitation plan, there are no interest charges on the novated debt until 30 June 2007. If all of the non-core assets have not been sold off by 30 June 2007, and not all debts have been settled, the SPV has to pay off all outstanding debt on 1 July 2007. However, if all of the non-core assets have been sold off by 30 June 2007, but not all debts have been settled, the SPV will repay the outstanding portion of the novated debt in five equal installments, on 30 June and 30 December of each year, from 30 June 2008 to 30 June 2010, with interest on the remaining debt at the rate of average interest rate of MLR quoted two business days before the first day of the relevant interest period by Siam Commercial Bank Plc, Bangkok Bank Plc and Krung Thai Bank Plc minus 3% per annum, commencing 1 July 2007. Interest will be paid on the same dates as principal repayment, from 30 June 2008, onwards. Under the facility agreement between the Company and the SPV, the Company is obliged to extend loans to the SPV in amounts equal to the principal and interest which have to be paid to the creditors in the manner discussed above. As at 31 December 2008, the outstanding balance of loans amounted to Baht 919.23 million.

As the Company has obligations to provide loans to the special purpose vehicle discussed above, based on the principals of conservatism, Baht 229.57 million by which the transfer price under the rehabilitation plan exceeds the net book value of the non-core assets, which the Company has transferred to the special purpose vehicle as mention above, is not recognized as a gain in the income statement but is recorded as "Deferred gain from transfer of assets to special purpose vehicle" in the balance sheet.

38.2 As at 31 December 2008, the Company and joint ventures had the outstanding commitments with major subcontractors, classified by currencies, as follows:

| (Unit: Million Baht) Currency | Baht equivalent | |
|---|---|---|
| | **CONSOLIDATED F/S** | **SEPARATE F/S** |
| Baht | 3,356 | 3,162 |
| NTD | 2,540 | 2,540 |
| USD | 151 | - |
| INR | 1,735 | 1,735 |

38.3 As at 31 December 2008, the Company, its subsidiaries and its joint ventures had the following outstanding commitments, proportionately, of the Company in respect of purchases of materials, machinery and software and related services:

| (Unit: Million Baht) Currency | Baht equivalent | |
|---|---|---|
| | **CONSOLIDATED F/S** | **SEPARATE F/S** |
| Baht | 145 | 78 |
| EUR | 159 | 83 |
| USD | 100 | 36 |
| INR | 410 | 10 |
| SEK | 64 | - |
| NOK | 10 | - |
| NTD | 2 | 2 |

38.4 As at 31 December 2008, the Company had outstanding commitment of Baht 18.75 million and USD 48.80 million in respect of uncalled portion of investments in two associated companies and two related companies, and uncalled portion of investments in a subsidiary company of Baht 0.75 million.

## 39. CONTINGENT LIABILITIES

a) During the year 1997, the Company and seven other parties were jointly sued for compensation totaling approximately Baht 655.00 million. On 30 December 2005, the Court of First Instance ordered the defendant to pay of damages, amounting to Baht 440.00 million, plus interest at the rate of 7.50 percent per annum from 11 June 1992 to the payment date. On 17 March 2006, the Company submitted an appeal and a petition to stay execution to the order of the Court - Chonburi Province. Copies of the appeal and the petition have been considered to the plaintiff and the outcome of the case has not yet been known. The Company believes that there will be no damage from such case. The Company therefore, has not set up any provision in its accounts.

b) On 7 March 2003, a court case was brought against a subsidiary company claiming for compensation totaling approximately Baht 126.00 million for alleged negligence in driving sheet piles on top of pipelines belonging to a third party company, resulting in damage to its property. On 22 September 2006, the Court of First Instance ordered the subsidiary to pay damages amounting to Baht 92.00 million together with fees. On 20 December 2006, the subsidiary submitted an appeal and a petition to stay execution of the order to the Civil Court. Copies of the appeal and the petition have been considered to the plaintiff and the outcome of the case has not yet been known. However, the management of subsidiary company assessed the situation and feel that it is a high chance for the subsidiary to be responsible for such claims for damage. The subsidiary company therefore, set up full allowance for damage in its accounts.

c) Since the year 2000, certain customers of the Company have taken legal actions against the Company, subsidiary company, and joint venture for breach of service agreements, claiming compensation totaling approximately Baht 215.00 million (2007: Baht 86.00 million). The cases are currently pending for judgment from the Civil Courts amount of Baht 80.00 million and pending for the adjustment of arbitrator amount of Baht 135.00 million. Management is of the opinion that such lawsuits are a normal part of business and some are brought without proper justification grounds, and believes that no material liabilities will be incurred as a result of the lawsuits discussed above. Therefore, the Company has not set provision for those in the accounts.

## 40. FINANCIAL INFORMATION BY SEGMENT

The operations of the Company, its subsidiaries and its joint ventures for the years ended 31 December 2008 and 2007 are mainly engaged in a single industry segment, turn - key construction services, and are conducted in the following geographical segments.

| | CONSOLIDATED F/S | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | For the years ended 31 December 2008 and 2007 | | | | | | | | | |
| | Local | | Overseas | | Total | | Elimination | | Grand total | |
| **(Unit: Million Baht)** | **2008** | 2007 | **2008** | 2007 | **2008** | 2007 | **2008** | 2007 | **2008** | 2007 |
| Revenues from construction services | **26,129** | 31,110 | **18,871** | 16,373 | **45,000** | 47,483 | **(2,145)** | (1,860) | **42,855** | 45,623 |
| Gross profit (loss) | **1,568** | 2,842 | **(913)** | 399 | **655** | 3,241 | **-** | - | **655** | 3,241 |
| Administrative expenses | | | | | | | | | **(1,773)** | (1,410) |
| Reversal of allowance (allowance) for doubtful accounts | | | | | | | | | **(232)** | 42 |
| Share of loss from investments accounted for by equity method | | | | | | | | | **(1)** | (7) |
| Dividend income and shares of profit from the joint ventures | | | | | | | | | **74** | 86 |
| Loss from devaluation of investment | | | | | | | | | **-** | (24) |
| Interest income | | | | | | | | | **133** | 53 |
| Loss on exchange rate | | | | | | | | | **(294)** | (165) |
| Other income | | | | | | | | | **637** | 750 |
| Allowance for impairment and contingent liabilities | | | | | | | | | **(28)** | (31) |
| Interest and financial expenses | | | | | | | | | **(1,744)** | (1,298) |
| Income tax | | | | | | | | | **(105)** | (163) |
| Minority interests | | | | | | | | | **22** | (64) |
| Net income (loss) for the year | | | | | | | | | **(2,656)** | 1,010 |

| | As at and 31 December 2008 and 2007 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Local | | Overseas | | Total | | Elimination | | Grand total | |
| (Unit: Million Baht) | **2008** | 2007 | **2008** | 2007 | **2008** | 2007 | **2008** | 2007 | **2008** | 2007 |
| Property, plant and equipment - net | **12,295** | 12,422 | **3,219** | 2,569 | **15,514** | 14,991 | **-** | 16 | **15,514** | 15,007 |
| Other assets | **36,278** | 34,860 | **15,401** | 13,727 | **51,679** | 48,587 | **(9,963)** | (10,667) | **41,716** | 37,920 |
| Total asset | **48,573** | 47,282 | **18,620** | 16,296 | **67,193** | 63,578 | **(9,963)** | (10,651) | **57,230** | 52,927 |

## 41. FINANCIAL INSTRUMENTS

### 41.1 Financial risk management

The Company's financial instrument principally comprise cash and cash at banks, pledged deposits at banks, trade accounts receivable, loans, investments, bank overdrafts and short-term loans from financial institutions, loans, hire purchase payables, debentures and long-term loans. The financial risks associated with these financial instruments and how they are managed are described below.

*Credit risk*

The Company has exposure to credit risk primarily with respect to trade accounts receivable, loans, and other receivables. The Company manages the risk by adopting appropriate credit control policies and procedures and therefore does not expect to incur material financial losses. In addition, the Company does not have high concentration of credit risk since it has a large customer base. The maximum exposure to credit risk is limited to the carrying amounts of receivables, loans, and other receivables as stated in the balance sheet.

*Interest rate risk*

The Company's exposure to interest rate risk relates primarily to its cash at banks, bank overdrafts and short-term loans from financial institutions, short-term loans, hire purchase payables, debentures and long-term borrowings. However, since most of the Company's financial assets and liabilities bear floating interest rates or fixed interest rates which are close to the market rate, the interest rate risk is expected to be minimal.

*Foreign currency risk*

The Company's exposure to foreign currency risk arises mainly from trading transactions and borrowings that are denominated in foreign currencies. The Company seeks to reduce this risk by entering into forward exchange contracts when it considers appropriate. Generally, the forward contracts mature within one year.

The balances of financial assets and liabilities denominated in foreign currencies as at 31 December 2008 are summarized below:

| Foreign currency | Financial assets (Million) | Financial liabilities (Million) | Average exchange rate as at 31 December 2008 (Baht per 1 foreign currency unit) |
|---|---|---|---|
| USD | 22 | 191 | 34.9438 |
| JPY | 56 | 619 | 0.3864 |
| EUR | 1 | 13 | 49.2662 |
| VND | 499 | 12,707 | 0.0021 |

Forward exchange contracts which remain outstanding on 31 December 2008 are summarized below:

| Currency | Balance (Million) | Forward contract exchange rate |
|---|---|---|
| JPY (buy) | 127 | 0.3184 |
| EUR (buy) | 14 | 44.7610 - 48.8560 |
| GBP (buy) | 1 | 60.2107 - 61.0480 |
| NOK (buy) | 7 | 5.7850 - 5.8485 |
| SEK (buy) | 16 | 4.9750 - 5.0245 |
| USD (sell) | 82 | 31.5322 - 34.8400 |
| EUR (sell) | 2 | 48.3746 |

Below is the summary of the Group's foreign currency denominated assets and liabilities as at 31 December 2008 which were unhedged.

| | CONSOLIDATED F/S (Net) | | | |
|---|---|---|---|---|
| | EUR Million | USD Million | JPY Million | VND Million |
| Assets in foreign currency | 4 | 23 | 189 | 499 |
| Trade accounts payable | 3 | 43 | 863 | - |
| Trade accounts payable - related parties | - | 1 | 801 | - |
| Hire - purchase payables | - | - | 619 | - |
| Advances received from customers under construction contracts | - | 1 | - | 12,707 |
| Retentions payable | - | - | 5 | - |
| Loans from financial institutions | 13 | - | - | - |

| | SEPARATE F/S (Net) | | | |
|---|---|---|---|---|
| | EUR Million | USD Million | JPY Million | VND Million |
| Assets in foreign currency | 1 | 22 | 56 | 499 |
| Trade accounts payable | - | 40 | - | - |
| Trade accounts payable - related parties | - | 1 | - | - |
| Hire - purchase payables | - | - | 619 | - |
| Loans from financial institutions | 13 | - | - | - |

The Company and subsidiaries will earn future revenues in foreign currencies in an amount of approximately USD 306.22 million, INR 39,374.27 million, PHP 0.37 million, NTD 2,023.26 million and JPY 113.06 million.

In addition, the Company and subsidiaries have foreign currency exposure risk with respect to their investments in subsidiaries, joint ventures and associated companies in overseas which are not covered by the hedges against foreign currency risk.

### 41.2 Fair values of financial instruments

Since the majority of the Company's financial instruments are short-term in nature or bear floating interest rates, their fair value is not expected to be materially different from the amounts presented in the balance sheets.

A fair value is the amount for which an asset can be exchanged or a liability settled between knowledgeable, willing parties in an arm's length transaction. The fair value is determined by reference to the market price of the financial instrument or by using an appropriate valuation technique, depending on the nature of the instrument.

## 42. ACQUISITION OF INVESTMENT

On 6 June 2007, the Company invested in ordinary shares of Italian - Thai Land Co., Ltd., Khun Ka Palang Thai Co., Ltd., Palit Palang Ngan Co., Ltd. and Palang Thai Kaowna Co., Ltd. which were purchased from Special Purpose Vehicle (SPV).

The book value of assets and liabilities acquired at the acquisition date are summarized below:

| (Unit: Thousand Baht) | Italian - Thai Land Co., Ltd. | Khun Ka Palang Thai Co., Ltd. | Palit Palang Ngan Co., Ltd. | Palang Thai Kaowna Co., Ltd. | Total |
|---|---|---|---|---|---|
| Cash and cash equivalents | 3 | 158 | 46 | 41 | 248 |
| Land | 70,429 | 39,215 | 36,634 | 49,487 | 195,765 |
| Other current assets | - | 108 | 50 | - | 158 |
| Trade accounts payable | (8,783) | - | - | - | (8,783) |
| Short term loan from related parties | (329,927) | (456,097) | (92,533) | (120,659) | (999,216) |
| Accrued expenses | (224,461) | - | - | - | (224,461) |
| Other current liabilities | (30) | (30) | (48) | (170) | (278) |
| Book value of net assets | (492,769) | (416,646) | (55,851) | (71,301) | (1,036,567) |
| Portion holding | 99.99 | 61.48 | 61.48 | 74.93 | |
| Net cash outflow on acquisition of subsidiaries | 50 | 50 | 50 | 50 | 200 |

The book value of assets and liabilities approximately their fair value, except the fair value of land which is approximately Baht 317.00 million. The Company, however, has not recognized the difference in land values because of the fluctuation in current economic condition may have some effect to such land values.

## 43. OTHERS

a) On 17 January 2007, the National Assets Examination Committee (NAEC) issued an order appointing an inspection subcommittee to investigate the procurement of a baggage-handling system and the CTX bomb scanners for Suvarnabhumi Airport. Subsequently on 14 February 2007, the Company and a joint venture received the accusation letter from the NAEC to give the full cooperation with the investigation committee. There was an unofficial disclosure from the investigation subcommittee that cracks on the runways and taxiways at Suvarnabhumi Airport was caused by the higher level of underground water, not caused by the poor performance of the construction.

   The Company's management believes that the cracks on the runways and taxiways are not the fault from the poor performance of the construction undertaken by the Joint Ventures. Therefore, no provision is required in the accounts.

b) A subsidiary company obtained the notice to change an electric cable in accordance with agreement with Government Enterprise. The Company management does not expect to incur the significant loss.

c) On 23 January 2008, Italian-Thai Power Co., Ltd., a 99.99% subsidiary, entered into the MOU with the Electricity Generating Public Company Limited and Ratchaburi Electricity Generating Holding Public Company Limited to conduct the study for investment in the 3,600 MW Koh Kong Power Project in Koh Kong Province, Cambodia. The shareholding structure has been preliminary agreed that the Electricity Generating Public Company Limited and Ratchaburi Electricity Generating Holding Public Company Limited will hold 70.00% and Italian-Thai Power Co., Ltd. will hold 30.00% of this project.

d) During the year, the Company made revision for the accounting estimate for budget cost for a significant project because this project was completed. As result the profit was recognized for the year ended 31 December 2008 of approximately Baht 475.00 million. This is significantly affected the result of its operations for this year.

e) Most of other income in statements of income are represented by equipment rental, land rental, transportation income and reversal of provision which are included in consolidated financial statements of Baht 433.98 million and separate financial statements of Baht 281.89 million.

## 44. RECLASSIFICATION OF FINANCIAL STATEMENTS

Certain amounts in the financial statements issued in the previous year, as presented herein for comparative purpose, have been reclassified to conform with the current year classification, with no effect on previously reported net income or shareholders' equity.

## 45. APPROVAL OF FINANCIAL STATEMENTS

These financial statements were authorized by the Company's authorized director on 2 March 2009.



**Italian-Thai Development Public Company Limited**

2034/132-161 Italthai Tower, New Petchburi Road, Bangkapi, Huaykwang, Bangkok 10310, Thailand.
Telephone : +66-2716-1600 Fax : +66-2716-1488
For more information please contact : Corporate Services Division Ext. 3800-3802
Fax : +66-2716-1494
E-mail : cccs@itd.co.th www.itd.co.th



82-4299

Registration No. 0107537000939

# ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

Ref : CSD 036/2009 June 2, 2009



Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re : Italian-Thai Development Public Company Limited
Information Furnished Pursuant to Rule12g3-2(b)
Under the Securities Exchange Act of 1934

**Ladies and Gentlemen :**

We are submitting this letter and the enclosed documents listed in Annex A to supplement the submission of documents pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934. The enclosed documents should bring file on the Company up to date.

Very truly yours,

Mr. Chatichai Chutima
Vice President ( Finance Division )

Enclosures

E-Mail : cccs@itd.co.th





**Italian-Thai Development Public Company Limited**

## Annex A

1. Financial Statement as of December 31, 2008
2. Financial Statement as of March 31, 2009
3. Annual Report 2008
4. Minutes of Annual General Meeting of Shareholders No.1/2009
5. The Report of material events field with the Stock Exchange of Thailand ("SET") from January - May 2009

# Minutes of Annual General Meeting of Shareholders No.1/2009 Of Italian-Thai Development Public Company Limited

**Minutes of Annual General Meeting of Shareholders No.1/2009**
**Of**
**Italian-Thai Development Public Company Limited**
**April 27, 2009**
**The Head Office Meeting Room, 37th floor**
**2034/132-161 New Petchburi Road, Bangkapi, Huaykwang Bangkok, Thailand**



The directors who participated the Meeting were as follows;
1. Pol. Lt. Chartachai Bunya-ananta
2. Mr. Premchai Karnasuta
3. Mrs.Nijaporn Charanachitta
4. Mr. Pathai Chakornbundit
5. Mr. Tawatchai Suthiprapha
6. Mr. Yuthachai Charanachitta
7. Mr. William Lee Zentgraf
8. Mr. Peeti Karnasuta

The directors who were absent from the Meeting were as follows;
Dr. Krisorn Jittorntrum

The Management who participated the Meeting was as follows;
Mr. Chatichai Chutima

The Independent Auditor who participated the Meeting was as follows;
Mr.Somckid Tiertrakul, the certified auditor No.2785 of Grant Thornton Limited

The legal consultants who participated the Meeting were as follows;
1. Mr. Chinnawat Thongpakdee
2. Mrs. Yaowarote Klinboon
   Of Weerawong, Chinnavat & Peangpanor Ltd.

Pol. Lt. Chartachai Bunya-ananta, Chairman of the Board of Directors and the Chairman of Audit Committee was the Chairman of the Meeting.

The 345 shareholders and shareholder's proxies, representing 1,991,135,082 shares or equaling to 47.48 % of the total paid-up shares of Italian-Thai Development Public Company Limited, attended the Meeting and thus constituted a quorum pursuant to the Articles of Association of the Company.

During the conducting of the Meeting, there were additional shareholders who registered to attend the Meeting. Therefore the total shareholders and shareholder's proxies were 440 persons, representing 2,198,030,397 shares or equaling to 52.41 % of the total paid-up shares of the Company including;
- The number of shareholders who attended the Meeting was 195 persons, representing 1,420,008,963 shares equaling to 64.60% of the total paid-up shares.
- The number of shareholder's proxies was 245 persons, representing 778,021,434 shares equaling to 35.40% of the total paid-up shares.

The Meeting started at 2.05 p.m.

The Chairman convened the Meeting and informed the shareholders regarding voting for each agenda item. Shareholders or proxies who wanted to abstain or not approve should cast their votes on the voting cards and then the Company's officers would count the votes. One share was equal to one vote. The Company would use a computer system to count the voting by deducting the abstaining votes and disapproving votes from the total shares represented in the Meeting and being entitle to vote and the resolution of the vote would be presented on the projector screen.

The Meeting preceded with the following agenda:





**Agenda 1: To consider and certify the Minutes of Annual General Meeting of Shareholders No. 1/2008.**
The Chairman proposed the Minutes of the Annual General Meeting of Shareholders No.1/2008 held on April, 25 2008, which had been sent to shareholders together with the notice of the Meeting, to the Meeting be certified. Such Minutes and The Chairman asked the Meeting and there were no questions.
The Chairman then asked the Meeting to consider the proposed matter in this agenda item.

After due consideration, the Meeting by the majority votes of 2,155,649,997 shares, equivalent to 98.07 % of the shares represent at the Meeting (with the disapproval of 30,000 shares, equivalent to 0.00% and the abstention of 42,350,400 shares, equivalent to 1.93%) resolved that the Minutes of the Annual General Meeting of Shareholders No.1/2008 be certified.

**Agenda 2 : To consider and acknowledge the 2008 operation results.**
Mr. Premchai Karnasuta, the President, presented an overview of the Company's operating results in 2008. The total revenues of the Company were Baht 43,699 million. The net losses were Baht 2,450 million. The information relevant to the Company's financial status will be presented by Mr. Chatichai Chutima in the following agenda item 3.

The Company backlog as of 31 December 2008 was Baht 40,522 million and as of 11 March 2009, the Company had signed Baht 8,006 million of additional contracts and Baht 3,145 million of incoming contracts. Therefore the backlog as of 11 March 2009 was Baht 51,703 million. Mr. Premchai summarized the major construction projects as follows;

The backlog as of 11 March 2009 (Million Baht )

| | ITD* | ITD Cem | PT Thailindo | Total |
|---|---|---|---|---|
| 1) The contracts signed during 1 Jan 2009-11 Mar 2009 | 8,006 | 0 | 0 | 8,006 |
| 2) The awarded contracts which waiting for signing. | 3,145 | 7,237 | 0 | 10,382 |
| Sum 1 + 2 | 11,151 | 7,237 | 0 | 18,388 |
| Backlog as of 31 Dec 2008 | 40,552 | 15,393 | 36,594 | 92,539 |
| Total | 51,703 | 22,630 | 36,594 | 110,927 |
| 3) Low Price Bidder/ Negotiating | 101,203 | 0 | 0 | 101,203 |

The major of construction projects were as follows;

**1. Completed construction projects in 2008**

| Name of the projects | Value (MB) | During |
|---|---|---|
| 1. Baan Ua-Arthorn Housing Project 3 ( Turnkey 3 ) | 12,139 | 2006 - 2008 |
| 2. Maw Taung, Coal Mining Project, Myanmar | 1,623 | 1998 - 2008 |
| 3. New Amari Orchid Pattaya, Chonburi | 1,150 | 2004 - 2008 |
| 4. ATC Complex 2 (Civil Works), Rayong | 833 | 2006 - 2008 |
| 5. Samui Village Hotel , Suratthani | 853 | 2005 - 2008 |
| 6. Palm Lagoona Condominium & Resort , Dubai | 845 | 2005 - 2008 |
| 7. Riverside Garden Marina, Bangkok | 728 | 2005 - 2008 |
| 8. Phu Bia gold and copper Mining (Civil Works) , Laos PDR | 429 | 2006 - 2008 |
| 9. Phulay Beach Resort, Krabi | 421 | 2004 - 2008 |
| 10. TNS BPK Yard Development Project, Chachoengsao | 417 | 2006 - 2008 |

**2. Ongoing domestic projects**

| Name of the projects | Value (MB) | During |
|---|---|---|
| 1. Mae Moh Coal Mine Phase 5, Lampang | 11,543 | 2000 – 2009 |
| 2. Mae Moh Coal Mine Phase 7, Lampang | 10,945 | 2008 – 2020 |
| 3. Bangkok Government Complex,Jangwattana Rd., Bangkok | 6,590 | 2006 – 2009 |
| 4. Siriraj Hospital ("Towards Medical Excellence in Southeast Asia") , Bangkok | 5,797 | 2007 – 2011 |





| Name of the projects | Value (MB) | During |
|---|---|---|
| 5. BTS Extension – Sukhumvit Line Phase 1, Bangkok | 4,159 | 2006 – 2009 |
| 6. North Bangkok Combined Cycle Power Plant Project, Bangkok.* | 4,048 | 2007 – 2010 |
| 7. Suvarnabhumi Airport Drainage Project – Phase 3 , Bangkok | 2,765 | 2006 – 2009 |
| 8. The BMA Flood Protection Tunnel Project, Bangkok | 2,328 | 2003 – 2009 |
| 9. Central Festival Pattaya Beach, Chonburi | 1,760 | 2007 – 2009 |
| 10. The Pipeline construction for the Bangkok Government Complex and Energy Complex Station, Bangkok. | 1,149 | 2008 – 2009 |
| 11. Banyan Tree Resort and Spa , Samui Suratthani | 1,119 | 2008 - 2009 |
| 12. The Bridges over the Chao Phraya River at Bangkhuwat, Pathumthani | 982 | 2008 - 2009 |
| 13. Distribution System Dispatching Center Project, Phase 2 * | 889 | 2008 - 2009 |
| 14. Phuttamonthon 2 (Petchkasem to the Southern Local Road), Bangkok. | 849 | 2008 - 2009 |
| 15. The reduction of Sulfur dioxide emissions, Lampang | 817 | 2008 - 2009 |
| 16. The Natural Gas Pipeline Project to the North Bangkok Combined Cycle Power Plant | 803 | 2008 - 2009 |

Remarks : * ITD portion only

**3. Ongoing overseas projects**

| Name of the projects | Value (MB) | During |
|---|---|---|
| 1. The Coal Mining Development Project , Indonesia * | 36,594 | 2007 – 2018 |
| 2. The Nam Theun 2 Hydroelectric Project, Laos *** | 15,471 | 2005 – 2009 |
| 3. Nankang Underground Station Project ,CL305 ,Taiwan*** | 13,542 | 2003 – 2010 |
| 4. Kolkata Airport Passenger Terminal Building , India ** | 10,542 | 2008 – 2011 |
| 5. The Delhi MRTS Project ,Contract No.BC-24 , India ** | 6,560 | 2008 – 2010 |
| 6. Kol Dam Hydroelectric Project , India | 6,029 | 2003 – 2010 |
| 7. The Delhi MRTS Project ,Contract No.BC-21 , India ** | 2,175 | 2006 – 2009 |
| 8. The National Highway Route NH-31 C West Bengal , India | 1,690 | 2006 – 2010 |
| 9. S.V.P.I Airport , Ahmedabad, India *** | 1,046 | 2007 – 2009 |
| 10. The Suyo – Cervantes Road Section Project, Philippines | 984 | 2006 - 2009 |
| 11. Pakse Airport, Laos PDR | 234 | 2008 – 2009 |
| 12. Ruaychai Plaza Building , Phase 2, Beijing | 98 | 2006 – 2009 |

Remarks : * On behalf of PT Thailindo, ** On behalf of ITD-ITD Cem , *** On behalf of Joint Venture

**4. The contracts signed during 1 Jan 2009-11 Mar 2009**

| Name of the projects | Value (MB) | During |
|---|---|---|
| 1. The Medical Excellence Center , Chulalongkorn Hospital, Bangkok | 6,317 | 2009 – 2013 |
| 2. The civil and architectural works for GHECO-ONE 660 megawatt Power Plant, Rayong Province,* | 830 | 2009 – 2011 |
| 3. The Kuborn Road Improvement Project (2nd stage) , Bangkok | 327 | 2009 – 2010 |
| 4. The 96 Luangta Maha Boowa Nanasampanno Building, Udonthani | 171 | 2009 – 2010 |
| 5. The Utility works , the Kuborn Road Improvement Project (2nd stage) , Bangkok | 126 | 2009 – 2010 |
| 6. The Kasikorn Bank' Extension, Bangkok | 125 | 2009 – 2009 |
| 7. Others | 110 | |
| **Total** | **8,006** | |

Remarks : * ITD portion only (Excluding VAT 7% )

**5. The awarded contracts which were waiting for signing.**

| Name of the projects | Value (MB) | During |
|---|---|---|
| 1. The Pratunam Shopping and Hotel Building, Bangkok | 935 | 2009 – 2013 |
| 2. Banyan Tree Resort (Phase 2) , Suratthani | 847 | 2009 – 2011 |
| 3. The water pipeline installation -Tallah-Palta , Kolkata , India * | 629 | 2009 – 2010 |
| 4. The Naresuan Hydropower Project , Phitsanulok | 468 | 2009 – 2010 |
| 5. The Metro Park, Sathorn (Phase 3) , Bangkok. | 266 | 2009 – 2010 |
| **Total** | **3,145** | |

Remarks : * ITD portion only ( Excluding VAT 7% )

**6. Low Price Bidder/ Negotiating**

| Name of the projects | Value (MB) | During |
|---|---|---|
| 1. Aluminium Plant and Infrastructure for SLACO, Laos PDR | 36,000 | 2009 – 2013 |
| 2. Hyderabad Metro Rail , India | 26,312 | 2009 – 2013 |
| 3. Kolkata Ring Road , India | 24,585 | 2009 – 2013 |
| 4. Road Construction and Mining for Khot Coal Mine | 7,500 | 2009 – 2019 |
| 5. Improvement of National Highway Route 18 A Pathumphon-Attapeu , Laos PDR | 3,583 | 2009 – 2011 |
| 6. The Third Thai-Lao Friendship Bridge, Nakhon Phanom – Khammuan | 1,646 | 2009 – 2012 |
| 7. Times Regency Condominium, Bangkok | 1,200 | 2009 – 2011 |
| 8. Sara Sin Bridge (2) Project, Phuket | 353 | 2009 – 2011 |
| 9. Others | 24 | |
| **Total** | **101,203** | |

**7. Other new potential domestic projects**

| Name of the projects | Approximated Value (MB) |
|---|---|
| 1. Mass Rapid Transit System (MRT) Phase 1 ( 5 Routes) | 236,800 |
| 2. Mass Rapid Transit System (MRT) Phase 2 (The others) | 553,057 |
| 3. Track Doubling Project | 300,000 |
| 4. Suvarnabhumi Airport Extension , Phase 2 | 73,700 |
| 5. Motor way Project (Bangpa-In – Saraburi – Nakhorn Ratchsima) | 50,000 |
| 6. Track Rehabilitation | 30,000 |
| 7. Potash Mining | 24,400 |
| 8. Khlong Toei Drainage Project , Bangkok | 7,000 |
| 9. Map Ta Put Deep Sea Port | 5,200 |
| 10. Expressway Project (Bangpli -Suksawasde to Industrial Ring Road) | 1,993 |
| 11. The water pipeline installation Project, Chantaburi ( Contract No.1) | 1,870 |
| **Total** | 1,284,020 |

**8. Other new potential projects in India**

| Name of the projects | Approximated Value (MB) |
|---|---|
| 1. 8 BOT Road Packages :(1 in Madhya Pradesh / Maharashtra, 1 in Maharashtra, 3 in Orrisa, 2 in Andhra Pradesh, 1 in Rajasthan) | 88,600 |
| 2. Chennai Mass Transit | 46,000 |
| 3. Waste Water Micro Tunnel | 26,000 |
| 4. Eastern Dedicated Freight Corridor - Design Engineering, Procurement, Construction and Commissioning of Double Track Electrical Railway Lines. | 19,600 |
| **Total** | 180,200 |

**9. Other new potential overseas projects**

| Name of the projects | Approximated Value (MB) |
|---|---|
| 1. Dhaka – Chittagong Expressway in Bangladesh | 47,000 |
| 2. Central Kalimantan Port in Indonesia | 41,900 |
| 3. Padang Port and Railroad at West Sumatra in Indonesia | 27,900 |
| 4. Koh Kong Power Plant in Cambodia | 20,100 |
| 5. Land Reclamation and Infrastructure Work in Bahrain | 17,900 |
| 6. Upper Carnali Hydropower Project in Nepal | 12,500 |
| 7. Sakoa Port and Railroad in Madagascar | 12,200 |
| 8. Nam Ngum 3 Hydropower Project in Laos PDR | 12,000 |
| 9. Coal Mining in Madagascar | 10,000 |
| 10. Kariwa Low Dam in Philippines | 5,900 |
| **Total** | 207,400 |

Mr. Premchai Karnasuta emphasized that the experience of the Company and the improvement of skill in overseas working, especially in airport and mass rapid transit, would benefit to the operation both in aspects of backlog and performance.

The vision to expand its overseas business and the investment in energy and mining sector contributed to the backlog which increased to Baht 212,000 million which was a record high in five decades. This backlog comprised of Baht 100,545 million of awarded contracts which were waiting for signing and Baht 111,585 million of low price bidding contracts, excluding the contracts which were in a process of bidding).

The experience and knowledge of cultural, legal, and tax differences and the decreasing of material prices were also a benefit to the Company's performance. Also, the Company gained advantage from cost of main construction's material which were declining oil price and steel price which help increase the Company's profit.

The Directors of the Company recognized and appreciated the expertise, loyalty and dedication of all staff and employees, who continue to contribute greatly to the success of the projects and the ongoing growth and profitability of the Company for the benefit of the Company's employees, staff and the shareholders.

The Chairman then asked the Meeting to consider the proposed matter in this agenda item.

Miss Ratree Visitsurawong, the representative of the Thai Investors Association, requested the Chairman to reveal the estimated income in 2009.

The Chairman explained that the information regarding income would be discussed in the next agenda and that the income in 2009 was hard to estimate due to the uncertainty of bidding.

Mr.Hungchia Arkawaskul, a shareholder, asked Mr. Premchai Karnasuta regarding

1. Was all the revenue from overseas construction services received in US Dollars? Did the Company hedge these revenues?
2. Does the Company have capital enough to support the incoming projects ? If it haven't, what sources would the Company use in supporting these incoming projects ?
3. Does the low price bidding in new projects cause any losses to the Company ?

Mr. Premchai Karnasuta explained that the contract price estimation of incoming overseas projects covered all expenses which had been the cause of losses. For the sufficiency of capital, the Company focuses to bid in mega projects financed and guaranteed by governments, such as the Kolkata Ring Road in India which equivalent to Baht 30,000 million and was 50%-cost sharing with the government of India (PPP project) and Kolkata Airport. For these projects, the Company is able to find financial support from the financial institutions in India.

Mr. Chatichai Chutima explained that the Company received payment for overseas construction in currencies used in the construction country. With regards to exchange rate hedging, the Company received income from overseas construction service in term of local currencies. These incomes were hedged by the natural hedging.

Mr. Basant Kumar Dugar, a shareholder, asked why the Company did not raise a domestic loan to finance the projects in India because the interest rate in Thailand is 6% lower than in India which is rated at 14%.

Mr. Chatichai Chutima explained that there are the legal restrictions in capital transfer to India.

The Chairman then asked the Meeting to consider the proposed matter in this agenda item.

After due consideration, the Meeting by the majority vote of 2,155,649,997 shares, equivalent to 98.07 % of the total shares presented at the meeting (with the disapproval of 36,000 shares, equivalent to 0.00% and the abstention of 42,344,400 shares, equivalent to 1.93%) resolved that the operating results in the year 2008 be acknowledged

**Agenda 3: To consider and approve the Company's Balance Sheets and Profit and Loss Statements for the year ended December 31, 2008.**

The Chairman assigned Mr. Chatichai Chutima, Vice President of Finance, to present the financial results of the Company. For the Company's Balance Sheets and Profit and Loss Statements for the year ended December 31, 2008 which were considered by the audit committee and audited by the Company's certified auditor.
Mr. Chatichai Chutima explained regarding revenues in 2008, 74.3% of revenues were from government projects. The revenues from private projects were 25.7%. The Company's revenues from domestic projects were 58.7% and from overseas projects were 41.3% which comprise of 30.63% from India, 4.94% from Laos PDR, 3.65% from Taiwan, and 2% from others. As at 31 December 2008, the total assets were Baht 57,230 million, the total liabilities were Baht 44,535 million, and the total shareholder's equities were Baht 12,695 million.

The Company's revenues from construction in 2008 were Baht 42,855 million. The gross profit was 2.25%. The other expenses and the allowance for loss from investment were Baht 2,726 million, due to The Nam Theun 2 Hydroelectric Project, Laos PDR, The National Highway Route NH-31 C West Bengal, India and Palm Lagoona Condominium & Resort, Dubai United State of Arab Emirates.

The Chairman then asked the Meeting to consider the proposed matter in this agenda item.

Mr. Basant Kumar Dugar, a shareholder, asked why the Company could not take profit in India.

Mr. Premchai Karnasuta explained that the Company faced the problem of material price increases in previous projects. However, the incoming projects have a good margin.

Mr.Boonprasit Rojanapreuk, a shareholder, asked whether the liabilities management due to the debt to the equity ratio being 3.51 and the interest coverage ratio being 2.31 would affect the Company's management or not? He further asked the board of directors to explain the process of debt management of the Company and capital increase plan (if any).

Mr. Chatichai Chutima, Vice President of Finance, explained that the debt to equity ratio was calculated in accordance with the Stock Exchange of Thailand's notification which equal to 3.51 for the total debt of the Company including the debt with no interest bearing. If we consider only the interest bearing debts, the Company still has room for financing by debenture issuing. In addition, the Company's capability for paying of interest was 2.31 which represent that the Company was capable of paying interest, therefore; it would not affect the Company's management.

The Chairman then asked the Meeting to consider the proposed matter in this agenda item.

After due consideration, the Meeting by the majority votes of 2,155,529,997 shares, equivalent to 98.07% of total shares represented in the meeting (with the disapproval of 76,400 shares, equivalent to 0.00% and the abstention of 42,424,000 shares, equivalent to 1.93 %) resolved that the Company's Balance Sheets and Profit and Loss Statements for the year ended December 31, 2008 be approved.

**Agenda 4 To consider and approve the omission of allocation of partial profits as legal reserve.**

The Chairman assigned Mrs. Nijaporn Charanachitta to explain that, according to the Public Company Limited Act of 1992 (B.E. 2535), the Company must allocate not less than 5% of its annual net profit excluding retained loss (if any) to a reserve fund, until the reserve fund reaches not less than 10% of the registered capital.

With the reference to the Company's Financial Statement for the period ending 31st December 2008, the Company's net losses for the year ended 31st December 2008 was Baht 2,450,055,000. The Company, therefore, shall not allocate the partial profit as legal reserve. The total amount of legal reserve of the Company as of 31 December 2008 was Baht 419,368,260.

The Chairman asked the Meeting and there were no questions.

The Chairman then asked the Meeting to consider the proposed matter in this agenda item.

After due consideration, the Meeting by the majority votes of 2,155,679,997 shares, equivalent to 98.07 % of the total shares presented at the meeting (with the disapproval of 961,400 shares, equivalent to 0.04% and the abstention of 41,389,000 shares, equivalent to 1.88%) resolved that the omission of allocation of partial profits as legal reserve be approved.

**Agenda 5 To consider and approve the omission of the dividend payment for the 2008 accounting period.**

The Chairman assigned Mrs. Nijaporn Charanachitta to present that the Company's policy is to pay dividends to the Company's shareholders in each year by using the original dividend policy, which is, the Company will declare and pay dividends in the amount of at least 40% of net profit after provision for taxes, provided that such payment of any declared dividend will not impact the on-going operations of the Company.

On March 25, 2009, the Board of Directors' Meeting passed the resolution of the approval of the omission of the dividend payment for the year 2008 accounting period.

According to the balance sheet and profit and loss statements of the Company for the year ended December 31, 2008, the Company had losses in the amount of Baht 2,450,055,000.

The Chairman asked the Meeting and there were no questions.

The Chairman asked the Meeting to consider the proposed matter in this agenda.

After due consideration, the Meeting by the majority votes of 2,155,509,997 shares, equivalent to 98.07% of the total shares presented at the meeting (with the disapproval of 1,001,400 shares, equivalent to 0.05%





and the abstention of 41,519,000 shares, equivalent to 1.89%) resolved that omission of the dividend payment for the 2008 accounting period be approved.

**Agenda 6 To consider and approve the appointment of new directors in place of directors retiring by rotation and determination of remuneration for the Board of Directors and the Audit Committee.**

The Chairman assigned Mrs. Nijaporn Charanachitta to inform the Meeting that since Pol.Lt. Chatrachai Boonya-Ananta, Dr. Krisorn Jittorntrum, and Mr. Premchai Karnasuta, retired from the office by rotation but they could be reappointed for another term. The Shareholders could consider the attachment of the Resume of these directors.

Mrs. Nijaporn Charanachitta also proposed the Meeting to determine the remuneration of directors and the Audit Committee and explained that the Company does not yet have a remuneration committee, but the Board of Directors has set up a transparent procedure to determine appropriate levels of remuneration by comparisons with other companies of similar size in the same industries, and partly by the performance of the Company. In any case, the amount of remuneration to be paid to directors must be finally approved by a meeting of the Board of Directors. The remuneration of directors and the Audit Committee of the last three years were as follows;

**The Remuneration of the Board of Directors: three years comparison**

| No. | Name | Position | Baht/year | | |
|---|---|---|---|---|---|
| | | | **2009** | **2008** | **2007** |
| 1. | Pol. Lt Chatrachai Bunya-ananta | Chairman of the Board of Directors/ Independent Director | 750,000 | 750,000 | 700,000 |
| 2. | Mr. Premchai Karnasuta | Director | 580,000 | 580,000 | 550,000 |
| 3. | Mrs. Nijaporn Charanachitta | Director | 580,000 | 580,000 | 550,000 |
| 4. | Dr. Krisorn Jittorntrum | Independent Director | 580,000 | 580,000 | 550,000 |
| 5. | Mr. William Lee Zentgraf | Independent Director | 580,000 | 580,000 | 550,000 |
| 6. | Mr. Pathai Chakornbundit | Director | 580,000 | 580,000 | 550,000 |
| 7. | Mr. Tawatchai Suthiprapha | Director | 580,000 | 580,000 | 550,000 |
| 8. | Mr. Yuthachai Charanachitta | Director | 580,000 | 580,000 | 550,000 |
| 9. | Mr. Peeti Karnasuta | Director | 580,000 | 580,000 | - |
| | **Total** | | **5,390,000** | **5,390,000** | **5,100,000*** |

**The Remuneration of the Audit Committee: three years comparison**

| No. | Name | Position | Baht/year | | |
|---|---|---|---|---|---|
| | | | **2009** | **2008** | **2007** |
| 1. | Pol.Lt. Chatrachai Bunya-ananta | Chairman of the Audit Committee | | | |
| | - Salary | | 385,000 | 385,000 | 360,000 |
| | - Bonus | | ** | 75,000 | 150,000 |
| 2. | Dr. Krisorn Jittorntrum | Audit Committee | | | |
| | - Salary | | 315,000 | 315,000 | 300,000 |
| | - Bonus | | ** | 50,000 | 100,000 |
| 3. | Mr. William Lee Zentgraf | Audit Committee | | | |
| | - Salary | | 315,000 | 315,000 | 300,000 |
| | - Bonus | | ** | 50,000 | 100,000 |
| | **Total** | | **Not More than 1,400,000** | **1,190,000** | **1,310,000** |

The Chairman asked the Meeting to consider the proposed matter in this agenda item.

Mr.Prasert Semanasuwan, a shareholder, commented that the remuneration of the Audit Committee for the year 2009 is higher than the last two years.

Mrs. Nijaporn Charanachitta explained that the remuneration that proposed the shareholders to consider could not identify the amount of bonus which depends on the operation results in 2009.

Mr. Basant Kumar Dugar, a shareholder, commented that the remuneration of directors should rely on the performance of the Company.

Mrs. Nijaporn Charanachitta explained that the remuneration includes a bonus item which relies on the performance of the Company.

After due consideration, the Meeting by the majority votes of 2,138,369,297 shares, equivalent to 97.29 % of the total shares presented at the Meeting and being entitled to vote (with the disapproval of 18,242,300 shares, equivalent to 0.83% and the abstention of 41,418,800 shares, equivalent to 1.88%) resolved that the reappointment of Pol.Lt. Chatrachai Boonya-Ananta be approved.

The Meeting by the majority votes of 2,155,650,197 shares, equivalent to 98.07 % (with the disapproval of 991,400 shares, equivalent to 0.04% and the abstention of 41,418,800 shares, equivalent to 1.88%) resolved that the reappointment of Dr. Krisorn Jittorntrum be approved.

The Meeting by the majority votes of 2,155,620,197 shares, equivalent to 98.07 % of the total shares presented at the Meeting and being entitle to vote (with the disapproval of 991,400 shares, equivalent to 0.05% and the abstention of 41,418,800 shares, equivalent to 1.88%) resolved that the reappointment of Mr. Premchai Karnasuta be approved.

The Meeting by the majority votes of 2,139,284,297 shares, equivalent to 97.33% of the total shares presented at the Meeting (with the disapproval of 17,340,700 shares, equivalent to 0.79% and the abstention of 41,538,800 shares, equivalent to 1.89%) resolved that the remuneration for the Board of Directors, not more than 5,390,000 Baht/year and for the Audit Committee, not more than 1,400,000 Baht/year, for the year 2009 be approved.

**Agenda 7 To consider and approve the appointment of an auditor and determination of remuneration of the auditor for the year 2009.**

The Chairman informed the Meeting that the resolution of the meeting of the Audit Committee and the Board of Directors had approved to proposed Mr. Somckid Tiatrakul Certified Public Accountant (Thailand) No. 2785 and / or Mrs. Sumalee Chokdeeanant Certified Public Accountant (Thailand) No. 3322 of Grant Thornton Limited and the remuneration of the independent auditors for the year 2009 with total value of Baht 3,881,000.

The Chairman asked the Meeting and there were no questions.

The Chairman asked the Meeting to consider the proposed matter in this agenda item.

The Meeting by the majority votes of 2,156,437,597 shares, equivalent to 98.11 % of the total shares presented at the Meeting (with the disapproval of 83,800 shares, equivalent to 0.00% and the abstention of 41,509,000 shares, equivalent to 1.89%) resolved that the appointment of Mr. Somckid Tiatrakul Certified Public Accountant (Thailand) No. 2785 and / or Ms. Sumalee Chokdeeanant Certified Public Accountant (Thailand) No. 3322 of Grant Thornton Limited to be the independent auditor for the year 2009 and the determination of the auditors' remuneration, with total value of Baht 3,881,000 be approved.

**Agenda 8 To consider and approve the amendment of Clause 3 of the Company's Memorandum of Association and increase of the Objectives of the Company, Clauses 55, 56 and 57.**

The Chairman assigned Mrs. Nijaporn Charanachitta to inform the Meeting regarding the details of the amendment of Clause 3 of the Company's Memorandum of Association and increase of the Objectives of the Company, Clauses 55, 56 and 57:

Mrs. Nijaporn Charanachitta explained that for supporting the business operation of Aquathai Co., Ltd, a subsidiary of Italian-Thai International Company Limited (the Company Subsidiary), the Company deems it proper to propose for approval in the Meeting to amend the Company's Memorandum of Association in its Clause 3 and increase of the Objectives of the Company, Clauses 55, 56 and 57 as follows:

Present

" No. 3 The objectives of the Company are 54 items"

Amendment to

" No. 3 The objectives of the Company are 57 items"

The additional objectives are;

55. To provide services of consultancy, engineering project management, design, procurement, construction and operation relating to the consumption and disposal of water works and waste water treatment plants for industry and municipality.

56. To provide services of maintenance for waste water treatment plants and other water systems.

57. To provide services for the study of properties, examination and testing of quantity, qualification and efficiency of water, waste water, sludge and air in the zones of municipalities, industry and other areas, including inspection of waste water treatment plants and water works supply plants.

The Chairman asked the Meeting and there were no questions.

The Chairman asked the Meeting to consider the proposed matter in this agenda item.

The Meeting by the majority votes of 2,092,182,497 shares, equivalent to 95.18 % of total shares presented at the meeting and being entitle to vote (with the disapproval of 70,400 shares, equivalent to 0.00% and the abstention of 105,777,500 shares, equivalent to 4.81%) resolved that the modification of prospectus of the Company No.3 and the objectives of the Company No. 55,56 and 57.be approved by a vote more than three-fourths.

After the vote of for Agenda 8, Mr. Hungchia Arkawaskul, a shareholder, proposed the directors to establish a shareholders' company visit and encouraged the Management to handle the Company's business against the economic crisis.

Mr. Premchai Karnasuta thanked to the shareholders and was pleased to establish a shareholders' company visit. The shareholders who were interested in this activity, can inform their name and contact information to Mrs. Kanyakorn Dej-Udom, of the Corporate Service Division.

There was no other business, so the Chairman adjourned the meeting at 4.05 p.m.



Signed.........................................................

(Pol.Lt.Chatrachai Boonya-Ananta)

The Chairman of the Meeting

82-4299



# The Report of material events field with the Stock Exchange of Thailand ("SET") from January - May 2009



ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

# News Detail

| | |
|---|---|
| **Symbol** | ITD |
| **Source** | ITD |
| **Headline** | Signed Contract |
| **Date/Time** | 22 Jan 2009 18:33:00 |

The Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on 16th January, 2009 the Company signed a contract with Bangkok Metropolitan Authority to proceed with the Kuborn Road Improvement Project (2nd stage), from the improvement section to Hatairaj road. The details of the contract are as follows:-

Description of works:The construction of 6 lanes of reinforced concrete pavement, including walkways, street islands, a pedestrian bridge, drainage, lighting, traffic signs and utility system. The total length of the road is 4,600 meter and total width of the road is 30 meter.

Contract Value : Bt 349.98 million (Including VAT)

Period of Works : 600 days

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ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

News Detail

| | |
|---|---|
| **Symbol** | ITD |
| **Source** | ITD |
| **Headline** | Signed Contract |
| **Date/Time** | 29 Jan 2009 09:10:00 |

The Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on 8th January, 2009 the Company signed a contract with Doosan Heavy Industries and Construction Co., Ltd. to proceed with the civil and architectural works for GHECO-ONE 660 megawatt Power Plant, Rayong Province. The details of the contract are as follows:-

Description of works: The construction of the civil and architectural works for 660 megawatt power plant, including 66,000 cu.m of concrete and 8,000 tons of reinforced steel. The main buildings include:-

1. Boiler
2. Steam Turbine
3. CW Pumping Station
4. Waste Water Treatment

etc.

Contract Value : Bt 887.75 million (Including VAT)

Period of Works : 1,069 days

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ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

# News Detail

**Symbol** ITD
**Source** ITD
**Headline** Signed Contracts
**Date/Time** 04 Feb 2009 13:15:00

The Translation
Italian-Thai Development Public Company Limited is pleased to inform SET that the Company signed two contracts as follows:-

| Name of Project | Client | Contract Value (Including VAT) |
|---|---|---|
| 1. The Construction of the Official Center Ampornsatharn Palace, Bangkok | Department of Public Works and Town & Country Planning | Baht 327,400,000* ITD Portion Equivalent to Baht 271,732,547.76 or approximate 82.997% |

Signing date : Dec 4, 2008
Period of work : 360 days

| Name of Project | Client | Contract Value (Including VAT) |
|---|---|---|
| 2. The Construction of Asia's Excellent Center for Tropical Diseases, Bangkok | Mahidol University | Baht 522,900,000 |

Signing date : Jul 7, 2008
Period of work : 675 days

Remark
*On behalf of the Consortium of ITD and Team Electric Engineering Limited Partnership, between Italian-Thai Development Public Company Limited and Team Electric Engineering Limited Partnership

The details of the contract works are as follows:-

1. The Construction of the Official Center Ampornsatharn Palace, Bangkok

Description of works:The construction of a 3 storey office building with a basement floor,having a total service of area of 6,900 m2

2. The Construction of Asia's Excellent Center for Tropical Diseases, Bangkok
Description of works:The construction of a 17 storey reinforced concrete building with 3 basement floors, totalling 20 floors, including all architectural, structural

and electrical works, communication and fire alarm systems, air conditioning and ventilation system, sanitary and fire fighting systems,medical gas system, lifts and escalators, building automatic system (BAS) and a research rooms

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# News Detail

| | |
|---|---|
| **Symbol** | ITD |
| **Source** | ITD |
| **Headline** | Signed Contract |
| **Date/Time** | 12 Feb 2009 13:07:00 |

The Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on the 6th February, 2009 the Company signed a contract with King Chulalongkorn Memorial Hospital, Thai Red Cross Society to proceed with the construction of Patients Ward, and Building of Medical Excellence Center. The details of the contract are as follows:-

Description of works: The construction of reinforced concrete building of 29 storeys with 4 basement floors, with curtain walls, including: architectural works, air conditioning and ventilation system, medical gas system, building automatic control system, air tube system for delivery of documents and medical parcel and automatic transportation system for documents and parcels.

Contract Value : Bt 6,579 million (Including VAT)

Period of Works : 56 months

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ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

## News Detail

**Symbol** ITD
**Source** ITD
**Headline** Notification of the Closing Date of Register Book
**Date/Time** 23 Feb 2009 09:01:00

The translation

Subject: Notification of the Closing Date of Register Book for Interest Payment of ITD109A

Refer to: The Letter of Bank of Ayudhya No. Bor Thor Lor. 0103/2009 dated February 12, 2009

Italian-Thai Development Public Company Limited ("the Company") would like to inform you that the Company will close the registered book for determining the rights of debentureholders to receive the interest payment of the debenture issue No. 1/2008 of the Company maturing 2010 (ITD109A), the details are shown in the referenced letter from the registrar of the debenture.

Please be informed accordingly.

(Translation)

No. Bor Thor Lor. 0103 /2009

12 February 2009

Attention: The Managing Director
Italthai Development Public Company Limited

Subject: Notification and determination of the closing date of the share transfer register to determine holders with rights to interest payment on the Debenture Issue No.1/2008 of the Italian Development Pcl. maturing 2010 (ITD109A)

As registrar of the Debenture Issue 1/2008 of the Italian Development Pcl. maturing in 2010 (ITD109A), the Bank of Ayudhya Plc. is pleased to inform you that an interest rate of 6.5% per annum will be used in the calculation of interest payment during the 90 days covering 23 December 2008 - 22 March 2009 and that the share transfer register will be closed for the determination of holders with rights to interest payment on 9 March 2009 at 12.00h. as the interest payment will be made on 23 March 2009.

Sincerely yours

(Mr. Manop Phaka)
VP, Securities Service Department
Bank of Ayudhya Pcl.

Securities Service Department
Tel. (02) 296-4494

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ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

# News Detail

| | |
|---|---|
| **Symbol** | ITD |
| **Source** | ITD |
| **Headline** | Signed Comtract |
| **Date/Time** | 25 Feb 2009 13:08:00 |

The Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on the 19th February, 2009 the Company signed a contract with Wat Pa Ban Tad to proceed with the construction of the 96 Luangta Maha Boowa Nanasampanno Building. The details of the contract are as follows:-

Description of works: The construction of a 10 storey building including infrastructure

Contract Value : Bt 183 million (Including VAT)

Period of Works : 540 days

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ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

# News Detail

**Symbol** ITD
**Source** ITD
**Headline** Operation Result
**Date/Time** 03 Mar 2009 14:05:00

The translation

With reference to the Company's financial statements for the period ending 31st December 2008 submitted to SET on 3rd March 2009. The Company's net loss in 2008 was Baht 2,655.93 million. This was a decrease from the same period of the previous year of Baht 3,666.67 million or 362.77%.

The Company wishes to explain the reasons contributing to the profits of less than 20% as follows:

1. The Company's gross profit was Baht 654.62 million which decreased from the same period of previous year by Baht 2,586.70 million or 79.80%. The main reasons were the gross loss from the joint ventures which constructed; the Nam Theun 2 hydroelectric dam project of approximately Baht 1,150 million, the West Bengal project in India of approximately Baht 460 million, the Underground electrical train station in Taiwan project of approximately Baht 187 million, the PTTPE Ethane Cracker project of approximately Baht 124 million and IN Joint Ventures of approximately Baht 81 million. Moreover, there were the decreases of gross profit from some subsidiaries such as Thai Maruken Co., Ltd. Italthai Trevi Co. Ltd. and Siam Concrete & Brick Products Co., Ltd.

2. The Company's administrative expenses were Baht 1,773.13 million, which increased from the same period of previous year by Baht 363.45 million or 25.78%. The main reasons were the increases of the administrative expenses of the Company of approximately Baht 119 million; such as bank fees, additional income tax on tax refund of 2005, administrative expense of West Bengal project; moreover, a subsidiary company accounted for allowance for damages of Baht 92 million due to a claim for compensation for alleged negligence. The Court of First Instance ordered the subsidiary to pay damages amounting to Baht 92 million together with fees. The case is currently being appealed. Furthermore, there were the increases of administrative expenses from new or recently operating subsidiaries and joint ventures such as ITD-ITD Cem JV, ITD Cementation India Ltd., PT Thailindo Bara Pratama Co., Ltd.

3. The Company set up an allowance for doubtful accounts of net Baht 231.74 million, which increased from the same period of the previous year by Baht 273.63 million, or 653.27%, compared to the same period of 2007. The Company revised the allowance for doubtful accounts of Baht 41.89 million according to the Company's policy to set up a full allowance for doubtful accounts for the major private accounts receivable that have been overdue for more than 12 months and at 50 percent for those accounts overdue for more than 6 months and the allowance of earned revenues not yet billed from the Palm Laguna project in the United Arab Emirates of approximately Baht 278 million.

4. The Company's loss on exchange rate was Baht 294.22 million, which increased from the same period of the previous year by Baht 129.55 million or 78.68%. The main reasons were the unrealised loss on exchange rate of some subsidiaries and joint ventures such as Italthai Marine Ltd, PT Thailindo Bara Pratama Co., Ltd., ITO Joint Venture and ITD Cementation India Ltd.

5. The Company's other income was Baht 636.82 million which decreased from the same period of the previous year by Baht 113.17 million or 15.09% because in 2007 the Company received the payment from the customers as previously category under doubtful account in some projects, such as the Jetty at Songkhla project and
Protection of Shore Erosion at Bangpakong and Samuthprakarn project and the gain from sales of right to purchase shares of ITD Cementation India Ltd. The said transactions did not incur in 2008.

6. The Company's interest and financial expenses were Baht 1,743.78 million which increased from the same period of the previous year by Baht 445.21 million or
34.29%. The main reason was the interest of debentures and convertible debentures

as detailed in the Company's note to financial statement No. 26 and 27.

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ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

# News Detail

**Symbol** ITD
**Source** ITD
**Headline** Audited Yearly F/S And Consolidated F/S (F45-3)
**Date/Time** 03 Mar 2009 08:49:00

(Audited Yearly F/S and Consolidated F/S (F45-3))
Reports: Audited yearly and consolidated statements as follows.
Name ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

Audited
(In thousands)
Ending 31 December

The Consolidated Financial Statement

| Year | For year 2008 | 2007 |
|---|---|---|
| Net profit (loss) | (2,655,931) | 1,010,734 |
| EPS (baht) | (0.63) | 0.24 |

The Company Financial Statement

| Year | For year 2008 | 2007 |
|---|---|---|
| Net profit (loss) | (2,450,055) | 1,260,120 |
| EPS (baht) | (0.58) | 0.30 |

Auditors Opinion:
Qualified Opinion with an emphasis of matters

Comment: 1. Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature ____________________
( )
Position

Authorized to sign on behalf of the company

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ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

News Detail

**Symbol** ITD
**Source** ITD
**Headline** Form to Report on Names of Members and Scope of Work
**Date/Time** 26 Mar 2009 08:37:00

F24-1

Form to Report on Names of Members and Scope of Work of the Audit Committee The Board of Directors meeting of Italian-Thai Development Public Company Limited No. 9/3/2009 held on March 25, 2009 resolved the meeting's resolutions in the following manners:

Appointment of the audit committee/Renewal for the term of audit committee:

Chairman of the audit committee Member of the audit committee

As follows:

, the appointment/renewal of which shall take an effect as of ....
Determination/Change in the scope of duties and responsibilities of the audit committee with
the following details:

1. To review the Company's internal control system and internal audit system to ensure that they are suitable and efficient, to determine an internal audit unit's independence, as well as to approve the appointment, transfer and dismissal of the chief of an internal audit unit or any other unit in charge of an internal audit.
2. To consider, select and nominate an independent person to be the Company's auditor, and to propose such person's remuneration, as well as to attend a non-management meeting with an auditor at least once a year.
3. To review the Connected Transactions, or the transactions that may lead to conflicts of interests, to ensure that they are in compliance with the laws and the Exchange's regulations, and are reasonable and for the highest benefit of the Company.
4. To perform any other act as assigned by the Company's board of directors, with the approval of the audit committee.
5. To prepare, and to disclose in the Company's annual report, an audit committee's report which must be signed by the audit committee's chairman and consist of at least the following information:

, the appointment/renewal of which shall take an effect as of March 25,2009

The audit committee is consisted of:

1. Chairman of the audit committee Pol.Lt.Chatrachai Bunya-Anata remaining term in office 2 years
2. Member of the audit committee Dr. Krisorn Jittorntrum remaining term in office 2 years
3. Member of the audit committee Mr.William Lee Zentgraf remaining term in office 2 years

Secretary of the audit committee Mr.Withit Ouaysinprasert

Enclosed hereto is 1 copy of the certificate and biography of the audit committee. ( the chairman of the audit committee) and has adequate expertise and experience to review creditability of the financial reports.

The audit committee of the Company has the scope of duties and responsibilities to the Board of Director on the following matters:

1. To review the Company's financial reporting process to ensure that it is accurate and adequate.

2. To review the Company's internal control system and internal audit system to ensure that they are suitable and efficient, to determine an

internal audit unit's independence, as well as to approve the appointment, transfer and dismissal of the chief of an internal audit unit or any other unit in charge of an internal audit.

3. To review the Company's compliance with the law on securities and exchange, the Exchange's regulations, and the laws relating to the Company's business.

4. To consider, select and nominate an independent person to be the Company's auditor, and to propose such person's remuneration, as well as to attend a non-management meeting with an auditor at least once a year.

5. To review the Connected Transactions, or the transactions that may lead to conflicts of interests, to ensure that they are in compliance with the laws and the Exchange's regulations, and are reasonable and for the highest benefit of the Company.

6. To review the adequacy and effectiveness of all risk management processes , in consultation with both internal audit division and the external auditors.

7. To prepare, and to disclose in the Company's annual report, an audit committee's report which must be signed by the audit committee's chairman and consist of at least the following information:

7.1 an opinion on the accuracy, completeness and creditability of the Company's financial report,
7.2 an opinion on the adequacy of the Company's internal control system,
7.3 an opinion on the compliance with the law on securities and exchange, the Exchange's regulations, or the laws relating to the Company's business,
7.4 an opinion on the suitability of an auditor,
7.5 an opinion on the transactions that may lead to conflicts of interests,
7.6 the number of the audit committee meetings, and the attendance of such meetings by each committee member,
7.7 an opinion or overview comment received by the audit committee from its performance of duties in accordance with the charter, and
7.8 other transactions which, according to the audit committee's opinion, should be known to the shareholders and general investors, subject to the scope of duties and responsibilities assigned by the Company's board of directors; and

8. To perform any other act as assigned by the Company's board of directors, with the approval of the audit committee.

The Company hereby certifies that
1. The qualifications of the aforementioned members meet all the requirements of the Stock Exchange of Thailand; and
2. The scope of duties and responsibilities of the audit committee as stated above meet all the requirements of the Stock Exchange of Thailand

Signed ..........................Director
( Mrs.Nijaporn Charanachitta )

(Seal)

Signed ..........................Director
( Mr.Pathai Chakornbundit )

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## News Detail

**Symbol** ITD
**Source** ITD
**Headline** Announce date and Agendas of AGM and omission of dividend
**Date/Time** 26 Mar 2009 08:44:00

The translation

The Board of Directors' Meeting of Italian-Thai Development Public Company Limited No. 9/3/2009, on March 25, 2009 , passed resolutions regarding the following matters:

1. Consideration and approval the omission of the dividend payment for the 2008 accounting period.

2. Consideration and approval of holding the Annual General Meeting of Shareholders No. 1/2009 on April 27, 2009 at 2.00 p.m. at Meeting room, 37th floor, 2034/132-161, Italthai Tower, New Petchburi Road, Bangkapi, Huay Kwang, Bangkok, to consider the following matters :

    1. To consider and certify the Minutes of Annual General Meeting of Shareholders No. 1/2008;
    2. To consider and acknowledge the 2008 operational result;
    3. To consider and approve the Company's Balance Sheet and Profit and Loss Statement for the year ended December 31, 2008;
    4. To consider and approve the omission of allocation of partial profits as legal reserve;
    5. To consider and approve the omission of the dividend payment for the 2008 accounting period;
    6. To consider and approve the appointment of new directors in place of directors retiring by rotation and determination of remuneration for the Board of Directors and the Audit Committee;
    7. To consider and approve the appointment of an auditor and determination of remuneration of the auditor for the year 2009;
    8. To consider and approve the amendment of clause 3 of the Company's memorandum of Association by increasing clause 55,56 and 57 of the objects.
    9. To consider other business (if any).

3. Consideration and approval to confirm the Record Date for the right to attend the meeting on Wednesday, April 8, 2009 and collect the names of shareholders as stipulated in the Securities and Exchange Act B.E. 2535, Section 225 by closing the share registration book on Thursday, April 9, 2009.

Please be informed accordingly.

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ตลาดหลักทรัพย์แห่งประเทศไทย
**The Stock Exchange of Thailand**

## News Detail

**Symbol** ITD
**Source** ITD
**Headline** Publication of the 2009 Annual General Shareholders Meeting
**Date/Time** 30 Mar 2009 09:01:00

The translation

Re : Publication of the 2009 Annual General Shareholders Meeting
invitation on the company website.

The Board of Directors of Italian-Thai Development Public Company Limited (the Company ) had recently resolved to hold the 2009 Annual General Shareholders Meeting on Monday, April 27, 2009 at 2.00 p.m. at Meeting room , 37 floor, Head Office , 2034/132-161 Italthai Tower, New Petchburi Road, Bangkapi, Huaykwang, Bangkok, Thailand.

The Company would like to inform SET that the Company has posted the Invitation of the 2009 Annual General Shareholders Meeting with all relevant documents on the
Company 's website at www.itd.co.th since March 27, 2009 for consideration. the Company will post the 2008 the Company Annual Report post on our website as soon as possible.

Yours sincerely,

(Mrs.Nijaporn Charanachitta)
Senior Executive Vice President

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News Detail

**Symbol** ITD
**Source** ITD
**Headline** ITD Announces Resolutions Made by Shareholders.
**Date/Time** 28 Apr 2009 09:07:00

ITD Announces Resolutions Made by Shareholders.

Italian - Thai Development Public Company Limited (ITD) announced resolutions made by Annual General Meeting of Shareholders No. 1/2009 held on April 27 , 2009 at 2.05 p.m. at Meeting room on 37th floor, Head Office , New Petchburi Road , Bangkok. At the beginning of the Meeting 440 shareholders attended the Meeting with 2,198,030,397 shares in aggregate which was equal to 52.41 % and thus constitutes quorum, the Meeting has resolved as follows;

1. To certify the Minutes of the Annual General Meeting of Shareholders No. 1/2008. Be certified by majority votes as follows :

Approved 2,155,649,997 or 98.07 %. Disapproved 30,000 Votes or 0.00% Abstained 42,350,400 Votes or 1.93 %.

2. To acknowledge the year 2008 operation result.
Be acknowledged by majority votes as follows :

Approved 2,155,649,997 votes or 98.07 %. Disapproved 36,000 Votes or 0.00% Abstained 42,344,400 Votes or 1.93 %.

3.To approve the Company's Balance Sheets and Profit and Loss Statements for the year ended December 31, 2008.

Be approved by majority votes as follows :

Approved 2,155,529,997 votes or 98.07 %.Disapproved 76,400 Votes or 0.00% Abstained 42,424,000 Votes or 1.93 %.

4. To approve the omission of allocation of partial profits as legal reserve. According to the balance sheet and profit and loss statements of the Company for the year ended December 31, 2008, the Company had losses in the amount of Baht 2,450,055,000.

Be approved by majority votes as follows :

Approved 2,155,679,997 votes or 98.07 %. Disapproved 961,400 Votes or 0.04% Abstained 41,389,000 Votes or 1.88 %.

5. To approve the omission of the dividend payment for the year 2008 accounting period. According to the balance sheet and profit and loss statements of the Company for the year ended December 31, 2008, the Company had losses in the amount of Baht 2,450,055,000.

Be approved by majority votes as follows :

Approved 2,155,509,997 votes or 98.07%. Disapproved 1,001,400 Votes or 0.05% Abstained 41,519,000 Votes or 1.89 %.

6. To approve the re-appointment Pol.Lt. Chatrachai Bunya-Ananta and Dr. Krisorn Jittorntrum, Independent Directors and Mr. Premchai Karnasuta , Director, who resign by rotation into their office for another term.

Be approved by not less than 66.67% of the total votes represented by the shareholders attending the Meeting and having the voting rights as follows :

6.1 Pol.Lt. Chatrachai Bunya-Ananta
Approved 2,138,369,297 votes or 97.29 %. Disapproved 18,242,300 Votes or 0.83% Abstained 41,418,800 Votes or 1.88%.

6.2 Dr. Krisorn Jittorntrum
Approved 2,155,650,197 votes or 98.07%. Disapproved 961,400 Votes or 0.04% Abstained 41,418,800 Votes or 1.88%.

6.3 Mr. Premchai Karnasuta
Approved 2,155,620,197 votes or 98.07%. Disapproved 991,400 Votes or 0.05%
Abstained 41,418,800 Votes or 1.88%.

And be approved the determination of the remuneration of the Board of Directors which is not more than Baht 5,390,000 per year and the remuneration of the Audit Committee which is not more than Baht 1,400,000 per year, and be approve by not less than 66.67% of the total votes represented by the shareholders attending the Meeting and having the voting rights as follows :

Approved 2,139,284,297 votes or 97.33 %. Disapproved 17,340,700 Votes or 0.79%
Abstained 41,538,800 Votes or 1.89 %.

7. To approve the appointment Mr. Somkid Tiatrakul, certified public accountant (Thailand) No.2785 and/or Mrs. Sumalee Chokdeeanant, certified public accountant (Thailand) No. 3322 of Grant Thornton Limited to be the auditors for the accounting year ended December 31, 2009
and to determine the auditors' remuneration at the amount of Baht 3,881,000 per year.

Be approved by majority votes as follows :

Approved 2,156,437,597 votes or 98.11%. Disapproved 83,800 Votes or 0.00%
Abstained 41,509,000 Votes or 1.89%.

8. To approve the amendment of Clause 3 of the Company's Memorandum of Association and increase of the Objectives of the Company, Clauses 55, 56 and 57 as follows :

55 To provide services of consultancy, engineering project management, design,procurement, construction and operation relating to the consumption and disposal of water works and waste water treatment plants for industry and municipality.

56 To provide services of maintenance for waste water treatment plants and other water systems.

57 To provide services for the study of properties, examination and testing of quantity, qualification and efficiency of water, waste water, sludge and air in the zones of municipalities, industry and other areas, including inspection of waste water treatment plants and water works supply plants.

Be approved by not less than 75% of the total votes represented by the shareholders attending the Meeting and having the voting rights as follows :

Approved 2,092,182,497 votes or 95.18%. Disapproved 70,400 Votes or 0.00%
Abstained 105,777,500 Votes or 4.81 %.

Please be informed accordingly.

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# News Detail

**Symbol** ITD
**Source** ITD
**Headline** Signed a contract
**Date/Time** 11 May 2009 08:56:00

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on May 6, 2009 the Company signed a contract with the Department of Highways, Ministry of Transport,to proceed with the Construction of the Mekong Bridge at Nakhon Phanom (or The Third Thai-Lao Friendship Bridge, Nakhon Phanom - Khammuan). The details of the contract works are as follows:-

Description of works:

1. Precast prestressed concrete bridge across the Mekong River, with a total length of 1,423.10 m, with traffic lanes of a total width of 9.50 m and each shoulder width of 1.05 m.
2. Asphalt concrete surfacing on bridge.
3. Concrete pavement road (25 cm thick pavement) on both approaches.
4. Border control building and facilities.
5. Street lighting, traffic markings, traffic signs, drainage works and incidental works.

Contract Value : Baht 1,723.23 million (Including VAT)

Period of Works : 900 days

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ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

# News Detail

| | |
|---|---|
| **Symbol** | ITD |
| **Source** | ITD |
| **Headline** | Publication of the Minutes of the AGM 1/2009 |
| **Date/Time** | 11 May 2009 13:11:00 |

The translation

Re : Publication of the Minutes of the Annual General Meeting of Shareholders No.1/2009 on the Company's Website.

The Annual General Shareholders' Meeting No.1/2009 of Italian-Thai Development Public Company Limited (the Company) was held on Monday, April 27, 2009.

A copy of the Minutes of the Annual General Meeting of Shareholders No.1/2009 is attached and the Company posted the Minutes on the Company's website at www.itd.co.th on May 11, 2009.

Please be informed accordingly.

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ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

# News Detail

**Symbol** ITD
**Source** ITD
**Headline** Notification of the Closing Date of Register Book
**Date/Time** 15 May 2009 09:40:00

The translation

Subject: Notification of the Closing Date of Register Book for Interest Payment of ITD109A

To: The President
The Stock Exchange of Thailand

Refer to: The Letter of Bank of Ayudhya No. Bor Thor Lor. 0295/2009 dated May 7, 2009

Italian-Thai Development Public Company Limited ("the Company") would like to inform you that the Company will close the registered book for determining the rights of debentureholders to receive the interest payment of the debenture issue No. 1/2008 of the Company maturing 2010 (ITD109A), the details are shown in the referenced letter from the registrar of the debenture.

Please be informed accordingly.

(Translation)
No. Bor Thor Lor. 0295/2009

7 May 2009

Attention: The Managing Director
Italthai Development Public Company Limited

Subject: Notification and determination of the closing date of the share transfer register to determine holders with rights to interest payment on the Debenture Issue No.1/2008 of the Italian Development Pcl. maturing 2010 (ITD109A)

As registrar of the Debenture Issue 1/2008 of the Italian Development Pcl. maturing in 2010 (ITD109A), the Bank of Ayudhya Plc. is pleased to inform you that an interest rate of 6.5% per annum will be used in the calculation of interest payment during the 92 days covering 23 March 2009 - 22 June 2009 and that the share transfer register will be closed for the determination of holders with rights to interest payment on 9 June 2009 at 12.00h. as the interest payment will be made on 23 June 2009.

Sincerely yours

(Mr. Manop Phaka)
VP, Securities Service Department
Bank of Ayudhya Pcl.

Securities Service Department
Tel. (02) 296-4494

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ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

# News Detail

| | |
|---|---|
| **Symbol** | ITD |
| **Source** | ITD |
| **Headline** | Reviewed Quarter 1 and Consolidated F/S (F45-3) |
| **Date/Time** | 15 May 2009 17:22:00 |

(Reviewed Quarter-1 and Consolidated F/S (F45-3))
Report: Reviewed Quarterly Financial Statements
Name ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

Reviewed
(In thousands)
Ending 31 March

The Consolidated Financial Statement

| | Quarter 1 | |
|---|---|---|
| Year | 2009 | 2008 |
| Net profit (loss) | 8,636 | 66,808 |
| EPS (baht) | 0.00 | 0.02 |

The Company Financial Statement

| | Quarter 1 | |
|---|---|---|
| Year | 2009 | 2008 |
| Net profit (loss) | 94,721 | 72,662 |
| EPS (baht) | 0.02 | 0.02 |

Type of report:
Qualified Opinion with an emphasis of matters

Comment: Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature ____________________________
( Mrs.Nijaporn Charanachitta )
Position Senior Executive Vice President

Authorized to sign on behalf of the company

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News Detail

| | |
|---|---|
| **Symbol** | ITD |
| **Source** | ITD |
| **Headline** | Operation Results |
| **Date/Time** | 20 May 2009 14:02:00 |

The translation

With reference to the Company's financial statements for the period ending 31st March 2009 submitted to SET on 15th May 2009. The net income attributable to the Company's shareholders in the first quarter of 2009 was Baht 8.64 million. This was a decrease from the same period of the previous year of Baht 58.17 million or 87.07%.

The Company wishes to explain the reasons contributing to the decrease of net income attributable to the Company's shareholders more than 20% as follows:

The Company's income tax was Baht 70.47 million which increased from the same period of previous year by Baht 47.62 million or 208.41%. The said income tax was mainly from the profit on the Delhi Metro contract BC-24 project.

However the Company's income before income tax was Baht 72.25 million which increased from the same period of the previous year by Baht 19.46 million or 36.86% for the main reasons as follows:

1. Administrative expenses were Baht 290.92 million which decreased from the same period of the previous year by Baht 169.18 million or 36.77%. The main reason was, in the first quarter of 2008, a subsidiary company accounted for allowance for damage of Baht 92 million due to a claim for compensation for alleged negligence. The said transactions did not incur in the first quarter of 2009.
2. Other income was Baht 235.73 million which increased from the same period of the previous year by Baht 136.35 million or 137.20%. The main reasons were from the claims from the project owner from the ITD NCC Joint Venture (NT-2) and the Kol dam hydroelectric power project.
3. Gain on exchange rate was Baht 51.98 million which increased from the same period of the previous year, in which the loss on exchange was Baht 67.94 million, by Baht 119.92 million or 176.50%. The main reasons were the unrealized gain on exchange from the loan for purchase of equipment of the Delhi Metro contract BC-24 project and the Mae Moh mining phase 5 project and the unrealised gain from subsidiaries and joint ventures.

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ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

# News Detail

| | |
|---|---|
| **Symbol** | ITD |
| **Source** | ITD |
| **Headline** | to sign a contract |
| **Date/Time** | 21 May 2009 13:12:00 |

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on April 2, 2009 the Company signed a contract with the Oversee Construction Co., Ltd. to proceed with the Pratunam Shopping and Hotel Building, Bangkok . The details of the contract works are as follows:-

Description of works: Design and construction of an 18 storey Shopping and Hotel Building and a 9 storey service building.

Contract Value : Baht 1,498.59 million (Including VAT)

Period of Works : 540 days

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Grant Thornton



Auditor's Review Report and Interim Financial Statements of

# Italian-Thai Development Public Company Limited and Subsidiaries

For the Period Ended 31 March 2009



Grant Thornton

# REVIEW REPORT OF THE INDEPENDENT AUDITOR

**Grant Thornton Limited**
18th Floor Capital Tower
All Seasons Place
87/1 Wireless Road Lumpini
Pathumwan Bangkok 10330 Thailand

T +66 2 205 8222
F +66 2 654 3339
www.grantthornton.co.th

To the Board of Directors of Italian-Thai Development Public Company Limited

I have reviewed the accompanying consolidated balance sheet as at 31 March 2009 of Italian-Thai Development Public Company Limited and subsidiaries, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the three-month periods ended 31 March 2009 and 2008. I have also reviewed of the separate balance sheet as at 31 March 2009 of Italian-Thai Development Public Company Limited, and the related separate statements of income, changes in shareholders' equity and cash flows for the three-month periods ended 31 March 2009 and 2008. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. My responsibility is to issue a report on these financial statements based on my reviews. I did not review the financial statements of two overseas branches, two overseas subsidiaries and six overseas joint ventures with total assets as at 31 March 2009 comprising 26.18% of consolidated assets, and total revenues for the three-month period ended 31 March 2009 comprising 39.88% of consolidated revenues. Such total assets and revenues as included in the consolidated financial statements were reviewed by other auditors whose reports have been furnished to me. My report, in so far as it relates to those overseas project offices, branches, subsidiaries and joint ventures, are based on the reports of those other auditors.

Except for the matters discussed in the third, fourth and fifth paragraphs, I conducted my reviews in accordance with auditing standard applicable to review engagement. That standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatements. A review is limited primarily to inquiries of the Company personnel and analytical review procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. Accordingly, I do not express such an audit opinion on the reviewed financial statements.



GrantThornton

The consolidated financial statements for the three-month period ended 31 March 2009 include the financial statements of associated companies for which investments are accounted for by the Company by the equity method with assets comprising 0.59% of consolidated assets. Those financial statements were based on financial information complied by the management of such associated companies which have not been reviewed by auditors because the associated companies are not under the control of the Company's management. However, the investments in such companies are not significant to the consolidated financial statements. Nevertheless, I was informed by the Company management that the financial statements of those associated companies as at 31 December 2008 have already been audited by auditors without significant adjustments.

The consolidated financial statements as at 31 March 2009 include unbilled receivables of a Joint Venture, proportionate to the Company of Baht 707.57 million which represent the recognized revenues for work done to one local customer (government enterprise) but have not been certified to accept the work beyond the normal period of certification. This was explained as an effect from the change in the management of such government enterprise. As a result, the Joint Venture has not been able to determine the age of the collection of such receivables. Currently, the Joint Venture is rectifying the situation to make the collection.

Based on the report of other auditor of an overseas subsidiary company, trade accounts receivable as at 31 March 2009 include variation claims of Baht 275.25 million for which income had been recognized in the earlier years, which has been disputed by the customer. Of these claims, the arbitrator had issued a verdict in favour of the subsidiary company of Baht 112.23 million. However, the total amount has still been challenged by the customer. Trade accounts receivable of such subsidiary company as at 31 March 2009 also include Baht 234.44 million billed for interim work for work done which have not been certified by customers beyond normal periods of certification. Considering the nature of the subsidiary company's business, management is unable to determine the age of such bills. Currently, the subsidiary company is rectifying the situation to make the collection.

Based on my review and the reports of other auditors, except for the effects on the consolidated financial statements for the three-month period ended 31 March 2009 of the review scope limitation described in the third paragraph and except for the impact (which may occur and cannot yet be assessed) of the matter as discussed in the fourth and fifth paragraphs which depends on the judicial process in the future and which other auditor unable to assess due to a scope limitation imposed by circumstance, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.



Without modifying my above review report, I draw attention to the followings:

1) As discussed in Note 25 to the financial statements, at the beginning of the year 2007, the Company and a local joint venture received a letter from The National Assets Examination Committee (NAEC) requesting cooperation for the inspection of a baggage-handling system and the CTX bomb scanners for Suvarnabhumi Airport, and the inspection for cracks on the runways and taxiways at Suvarnabhumi Airport. The Company so far has not received any claim for damages. The management believes that the Company and its joint venture referred to above do not have to be responsible for any damage.

2) As discussed in Note 8 to the financial statements, the Company has investment in a potash mine project of Baht 3,236 million that the request for concession for potash mining from government is being processed. Currently, the Minister of Industry had agreed to set up the committee consisting of representative from Ministry of Industry, Ministry of Interior, Ministry of Natural Resources and Environment, Ministry of Public Health and Ministry of Social Development and Human Security to consider the process to resolve the potash mining operations in Udonthani to make the project materialized. The Company's management believes that this project will generate benefits both for nearby areas and for the country, and the project will be approved by the government and operational as planned since the Ministry of Finance has jointly invested in this project for 10% of the total registered capital. The management of the Company believes that there will not be any impairment in the value of investment.

I have previously audited the consolidated financial statements of Italian-Thai Development Public Company Limited and its subsidiaries, and the separate financial statements of Italian-Thai Development Public Company Limited for the year ended 31 December 2008 in accordance with generally accepted auditing standards and issued my report dated 2 March 2009, expressed a qualified opinion thereon with exceptions on 1) the effect of the collectibility of trade accounts receivable of an overseas subsidiary and a joint venture which are under the judicial process and the follow – up for certification to support the billing for long outstanding work done, 2) unbilled receivables of a Joint Venture, proportionate to the Company which represent the recognized revenues for work done to one local customer (government enterprise) but have not been certified to accept the work beyond the normal period of certification, and 3) the non-assessable of the effect of a project office that was in the process of revising its the budgeted project cost , with emphases on 1) the notification from The National Assets Examination Committee to investigate the Company and a joint venture involvement in the procurement of a baggage-handling system and the CTX bomb scanners for Suvarnabhumi Airport,

Somkid

2) the Company's investment in a potash mine project which the concession is still being processed from the government that management believes not to be subject to impairment and 3) the adjustment to write-off the negative goodwill as a result of the change in accounting policy. The consolidated and separate balance sheets as at 31 December 2008, presented for comparative purposes, are an integral part of such audited financial statements. I have not performed any auditing procedures subsequent to such report date.



**MR. SOMCKID TIATRAGUL**

Certified Public Accountant

Registration No. 2785

Bangkok, Thailand

15 May 2009

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 31 MARCH 2009 AND 31 DECEMBER 2008

(Unit : Thousand Baht)

| | Notes | CONSOLIDATED | | SEPARATE F/S | |
|---|---|---|---|---|---|
| | | 31 March 2009 (Unaudited but reviewed) | 31 December 2008 (Audited) | 31 March 2009 (Unaudited but reviewed) | 31 December 2008 (Audited) |
| **ASSETS** | | | | | |
| **CURRENT ASSETS** | | | | | |
| Cash and deposits with banks | 2 | 3,485,351 | 4,047,216 | 2,097,639 | 2,624,754 |
| Restricted deposits with banks | 3 | 488,922 | 507,290 | 449,791 | 469,053 |
| Short-term investment | | 479 | 479 | - | - |
| Current portion of promissory notes receivable | | 675,000 | 300,000 | 675,000 | 300,000 |
| Trade accounts receivable - unrelated parties - net | 4 | 8,393,992 | 8,484,719 | 3,798,841 | 3,536,845 |
| Trade accounts receivable - related parties - net | 5 | 1,483,701 | 1,129,006 | 1,477,717 | 1,391,432 |
| Short-term loans and advances to subsidiaries and related parties - net | 6 | 105,231 | 96,728 | 1,423,009 | 1,440,875 |
| Earned revenues not yet billed | | 10,284,145 | 10,501,685 | 5,084,446 | 5,145,546 |
| Retentions receivable due within one year | | 1,439,957 | 1,544,563 | 1,100,936 | 1,105,656 |
| Inventories and work in progress - net | | 3,551,438 | 4,254,802 | 1,236,361 | 1,508,080 |
| Other current assets | | | | | |
| Income tax withheld at sources | | 1,179,797 | 1,242,651 | 623,059 | 523,574 |
| Refundable value added tax | | 407,366 | 372,564 | 51,107 | 45,574 |
| Advances for purchases of machine and materials | | 1,104,292 | 920,695 | 262,183 | 257,557 |
| Current portion of receivable from sale of land | | 178 | 178 | - | - |
| Others | | 226,383 | 195,535 | 82,510 | 69,956 |
| **Total Current Assets** | | 32,826,232 | 33,598,111 | 18,362,599 | 18,418,902 |
| **NON - CURRENT ASSETS** | | | | | |
| Promissory notes receivable | | 239,862 | 636,590 | 239,862 | 636,590 |
| Retentions receivable due after one year | | 114,685 | 80,553 | - | - |
| Advances to subcontractors | | 128,202 | 132,140 | 50,451 | 54,866 |
| Investments in subsidiaries, associated companies, and joint ventures - net | 7.1 | 356,201 | 370,599 | 8,038,510 | 8,012,644 |
| Other long - term investments - net | 7.2 | 1,634,221 | 1,576,335 | 1,624,617 | 1,563,159 |
| Investment in potash mining project | 8 | 3,236,149 | 3,236,149 | - | - |
| Long - term loans and advances to subsidiaries and related parties - net | 9 | 443,080 | 362,384 | 1,338,666 | 1,266,234 |
| Loan and advances to unrelated parties - net | 10 | 342,071 | 342,304 | 88,610 | 88,610 |
| Land held for sale and development - net | | 558,220 | 558,220 | - | - |
| Property, plant and equipment - net | 11 | 15,234,167 | 15,513,511 | 9,700,098 | 9,971,897 |
| Deferred charges | | 4,832 | 7,616 | - | - |
| Goodwill | | 500,086 | 500,086 | - | - |
| Other non - current assets | | 387,666 | 315,362 | 96,806 | 107,623 |
| **Total Non - Current Assets** | | 23,179,442 | 23,631,849 | 21,177,620 | 21,701,623 |
| **TOTAL ASSETS** | | 56,005,674 | 57,229,960 | 39,540,219 | 40,120,525 |

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 31 MARCH 2009 AND 31 DECEMBER 2008

(Unit : Thousand Baht)

| | Notes | CONSOLIDATED | | SEPARATE F/S | |
|---|---|---|---|---|---|
| | | 31 March 2009 (Unaudited but reviewed) | 31 December 2008 (Audited) | 31 March 2009 (Unaudited but reviewed) | 31 December 2008 (Audited) |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | | |
| **CURRENT LIABILITIES** | | | | | |
| Bank overdrafts and short - term loans from financial institutions | 12 | 8,009,667 | 7,353,305 | 3,203,460 | 3,042,164 |
| Current portion of liabilities under trust receipts | | 266,857 | 267,923 | 161,464 | 148,210 |
| Trade accounts payable - unrelated parties | | 7,674,002 | 7,870,720 | 4,351,473 | 4,780,923 |
| Receipts in excess of contracts work in progress | | 484,266 | 191,725 | 484,266 | 191,725 |
| Trade accounts payable - related parties | 13 | 1,711,780 | 1,678,456 | 1,386,320 | 1,540,355 |
| Short-term loans and advances from related parties | 14 | 113,615 | 133,630 | - | 2,054 |
| Current portion of advances from customers under construction contracts | | 4,023,591 | 4,919,323 | 1,279,306 | 1,407,440 |
| Current portion of hire purchases payable | | 385,142 | 421,629 | 302,019 | 337,195 |
| Current portion of long-term loan guaranteed by notes payable | | 675,000 | 300,000 | 675,000 | 300,000 |
| Current portion of long-term loans | 15 | 2,115,463 | 2,282,580 | 1,619,428 | 1,546,760 |
| Current portion of debentures | 16 | 706,139 | 705,837 | 706,139 | 705,837 |
| Other current liabilities | | | | | |
| Income tax payable | | 17,943 | 122,957 | - | - |
| Value added tax payable | | 101,381 | 68,633 | 101,301 | 60,208 |
| Accrued expenses | | 878,226 | 1,107,796 | 274,626 | 345,091 |
| Reserve for project expenses | | 4,900 | 4,900 | 4,900 | 4,900 |
| Allowance for contingent liabilities | | 621,322 | 612,822 | 621,322 | 612,822 |
| Advance received for land purchase | | 7,204 | 12,555 | - | - |
| Accounts payable to related parties - for purchase of investments | | 62,484 | 62,484 | 56,809 | 56,809 |
| Retentions payable | | 468,755 | 502,348 | 337,376 | 341,791 |
| Loan from directors | 18 | 165,276 | 161,743 | - | - |
| Others | | 1,118,185 | 1,122,716 | 241,370 | 289,466 |
| **Total Current Liabilities** | | 29,611,198 | 29,904,082 | 15,806,579 | 15,713,750 |
| **NON - CURRENT LIABILITIES** | | | | | |
| Liabilities under trust receipts - net of current portion | | 1,416 | 2,055 | 1,416 | 2,055 |
| Advances from customers under construction contracts - net of current portion | | 814,074 | 817,440 | 250,145 | 205,046 |
| Hire - purchases payable - net of current portion | | 544,372 | 573,455 | 156,826 | 223,843 |
| Long-term loan guaranteed by notes payable | | 239,862 | 636,590 | 239,862 | 636,590 |
| Long-term loans - net of current portion | 15 | 4,363,977 | 4,700,493 | 3,478,766 | 3,835,638 |
| Debentures - net | 16 | 1,992,726 | 1,991,515 | 1,992,726 | 1,991,515 |
| Convertible debentures - net | 17 | 4,834,552 | 4,830,231 | 4,834,552 | 4,830,231 |
| Accrued interest on convertible debentures | | 150,381 | 102,320 | 150,381 | 102,320 |
| Deferred gain on transferring assets to special purpose vehicle | | 229,574 | 229,574 | 229,574 | 229,574 |
| Allowance for contingent liabilities - net of current portion | | 76,837 | 76,837 | 76,837 | 76,837 |
| Allowance for losses on construction projects | | 630,772 | 639,964 | 629,773 | 628,176 |
| Other non - current liabilities | | 28,125 | 30,718 | 75,742 | 78,335 |
| **Total Non - Current Liabilities** | | 13,906,668 | 14,631,192 | 12,116,600 | 12,840,160 |
| **TOTAL LIABILITIES** | | 43,517,866 | 44,535,274 | 27,923,179 | 28,553,910 |

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 31 MARCH 2009 AND 31 DECEMBER 2008

(Unit : Thousand Baht)

| | CONSOLIDATED | | SEPARATE F/S | |
|---|---|---|---|---|
| | 31 March 2009 (Unaudited but reviewed) | 31 December 2008 (Audited) | 31 March 2009 (Unaudited but reviewed) | 31 December 2008 (Audited) |
| **LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)** | | | | |
| **SHAREHOLDERS' EQUITY** | | | | |
| Share capital - ordinary share at Baht 1 par value | | | | |
| Registered - 4,921,678,180 shares | 4,921,678 | 4,921,678 | 4,921,678 | 4,921,678 |
| Issued and fully paid - up - 4,193,678,180 shares | 4,193,678 | 4,193,678 | 4,193,678 | 4,193,678 |
| Share premium | 5,515,363 | 5,515,363 | 5,515,363 | 5,515,363 |
| Unrealised loss on changes in value of investments | (321,249) | (263,782) | (184,815) | (130,918) |
| Translation adjustments for foreign currency financial statements | (580,499) | (609,057) | (242,780) | (252,381) |
| Surplus on dilution of investment in subsidiary company | 149,586 | 149,586 | - | - |
| Retained earnings | | | | |
| Appropriated - statutory reserve | 427,373 | 427,373 | 419,368 | 419,368 |
| Unappropriated | 2,422,543 | 2,413,907 | 1,916,226 | 1,821,505 |
| **Equity attributable to the Company's shareholders** | 11,806,795 | 11,827,068 | 11,617,040 | 11,566,615 |
| Minority interests - Equity attributable to minority shareholders of subsidiaries | 681,013 | 867,618 | - | - |
| **Total Shareholders' Equity** | 12,487,808 | 12,694,686 | 11,617,040 | 11,566,615 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | 56,005,674 | 57,229,960 | 39,540,219 | 40,120,525 |


Director


Director


ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES (Unaudited but reviewed)

STATEMENTS OF INCOME

FOR THE THREE - MONTH PERIODS ENDED 31 MARCH 2009 AND 2008

(Unit : Thousand Baht)

| | Notes | CONSOLIDATED 2009 | CONSOLIDATED 2008 | SEPARATE F/S 2009 | SEPARATE F/S 2008 |
|---|---|---|---|---|---|
| **REVENUES** | 18,23 | | | | |
| Revenues from construction work | | 10,460,781 | 10,980,094 | 5,736,605 | 6,435,819 |
| Revenues from sale and services | | 333,275 | 444,346 | - | - |
| **Total revenues** | | 10,794,056 | 11,424,440 | 5,736,605 | 6,435,819 |
| **COSTS** | 18, 19 | | | | |
| Costs of construction work | | 9,939,518 | 10,287,447 | 5,319,383 | 5,961,852 |
| Costs of sale and service | | 311,513 | 354,269 | - | - |
| **Total costs** | | 10,251,031 | 10,641,716 | 5,319,383 | 5,961,852 |
| **Gross income** | | 543,025 | 782,724 | 417,222 | 473,967 |
| Dividend income and shares of profit from the joint ventures | | - | - | 31,418 | - |
| Interest income | | 38,737 | 22,898 | 37,585 | 24,356 |
| Gain on exchange rate | | 51,977 | - | 40,731 | - |
| Other income | | 235,727 | 99,378 | 195,722 | 93,147 |
| **Income before expenses** | | 869,466 | 905,000 | 722,678 | 591,470 |
| Selling expenses | 19 | (11,147) | (6,265) | - | - |
| Administrative expenses | 19 | (290,922) | (460,105) | (190,162) | (227,756) |
| Director and executive compensation | 19 | (15,169) | (14,317) | (15,169) | (14,317) |
| Loss on exchange rate | | - | (67,944) | - | (49,545) |
| Reversal of allowance (allowance) for doubtful accounts | | 83,447 | 10,155 | 95,555 | (3,865) |
| Allowance for project loss on related parties | | - | - | (174,708) | - |
| Allowance for impairment and contingent liabilities | | (8,500) | - | (8,500) | - |
| **Total expenses** | | (242,291) | (538,476) | (292,984) | (295,483) |
| **Income from operations** | | 627,175 | 366,524 | 429,694 | 295,987 |
| Share of profit (loss) from investments accounted for by equity method | | (33,148) | 6,610 | - | - |
| **Income before financial expenses and income tax** | | 594,027 | 373,134 | 429,694 | 295,987 |
| Financial expenses | | (521,776) | (320,342) | (334,973) | (223,325) |
| **Income before income tax** | | 72,251 | 52,792 | 94,721 | 72,662 |
| Income tax | | (70,471) | (22,850) | - | - |
| **NET INCOME** | | 1,780 | 29,942 | 94,721 | 72,662 |
| **Net income attributable to:** | | | | | |
| The Company's shareholders | | 8,636 | 66,808 | 94,721 | 72,662 |
| Minority interests | | (6,856) | (36,866) | - | - |
| | | 1,780 | 29,942 | 94,721 | 72,662 |
| **BASIC EARNINGS PER SHARE** | | | | | |
| Net income (Baht per share) | | 0.00 | 0.02 | 0.02 | 0.02 |
| **Weighted average number of ordinary shares** (Thousand shares) | | 4,193,678 | 4,193,678 | 4,193,678 | 4,193,678 |

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE THREE - MONTH PERIODS ENDED 31 MARCH 2009 AND 2008

(Unaudited but reviewed)

(Unit: Thousand Baht)

| | Note | Equity attributable to the Company's shareholders | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Issued and paid-up share capital | Share premium | Unrealised gain (loss) on changes in value of investments | Foreign currency financial statements translation adjustment | Surplus on dilution of investment in subsidiary company | Retained earnings | | Equity attributable to the Company's shareholders | Minority interests | Total |
| | | | | | | | Statutory reserve | Unappropriated | | | |
| **CONSOLIDATED** | | | | | | | | | | | |
| **Balance - as at 1 January 2008** | | 4,193,678 | 5,515,363 | 75,363 | 52,841 | 149,586 | 427,373 | 5,363,026 | 15,777,230 | 1,050,141 | 16,827,371 |
| Unrealised loss on changes in value of investments | | - | - | (1,404) | - | - | - | - | (1,404) | - | (1,404) |
| Translation adjustment for foreign currency financial statements | | - | - | - | (340,321) | - | - | - | (340,321) | (73,357) | (413,678) |
| Expenses recognized in shareholders' equity | | - | - | (1,404) | (340,321) | - | - | - | (341,725) | (73,357) | (415,082) |
| Net income for the period | | - | - | - | - | - | - | 66,808 | 66,808 | - | 66,808 |
| Total Income (expenses) recognized in the period | | - | - | (1,404) | (340,321) | - | - | 66,808 | (274,917) | (73,357) | (348,274) |
| Minority interests for the period | | - | - | - | - | - | - | - | - | (36,866) | (36,866) |
| **Balance - as at 31 March 2008** | | 4,193,678 | 5,515,363 | 73,959 | (287,480) | 149,586 | 427,373 | 5,429,834 | 15,502,313 | 939,918 | 16,442,231 |
| **Balance - as at 1 January 2009** | | 4,193,678 | 5,515,363 | (263,782) | (609,057) | 149,586 | 427,373 | 2,413,907 | 11,827,068 | 867,618 | 12,694,686 |
| Unrealised loss on changes in value of investments | | - | - | (57,467) | - | - | - | - | (57,467) | - | (57,467) |
| Translation adjustment for foreign currency financial statements | | - | - | - | 28,558 | - | - | - | 28,558 | (177,458) | (148,900) |
| Income (expenses) recognized in shareholders' equity | | - | - | (57,467) | 28,558 | - | - | - | (28,909) | (177,458) | (206,367) |
| Net income for the period | | - | - | - | - | - | - | 8,636 | 8,636 | - | 8,636 |
| Total Income (expenses) recognized in the period | | - | - | (57,467) | 28,558 | - | - | 8,636 | (20,273) | (177,458) | (197,731) |
| Dividend paid from subsidiary | | - | - | - | - | - | - | - | - | (2,291) | (2,291) |
| Minority interests for the period | | - | - | - | - | - | - | - | - | (6,856) | (6,856) |
| **Balance - as at 31 March 2009** | | 4,193,678 | 5,515,363 | (321,249) | (580,499) | 149,586 | 427,373 | 2,422,543 | 11,806,795 | 681,013 | 12,487,808 |

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE THREE - MONTH PERIODS ENDED 31 MARCH 2009 AND 2008

(Unaudited but reviewed)

(Unit: Thousand Baht)

| | Note | Issued and paid-up share capital | Share premium | Unrealised gain (loss) on changes in value of investments | Foreign currency financial statements translation adjustment | Retained earnings | | Total |
|---|---|---|---|---|---|---|---|---|
| | | | | | | Statutory reserve | Unappropriated | |
| SEPARATE F/S | | | | | | | | |
| **Balance - as at 1 January 2008** | | 4,193,678 | 5,515,363 | 224,077 | 32,657 | 419,368 | 4,564,748 | 14,949,891 |
| Unrealised loss on changes in value of investments | | - | - | (22,920) | - | - | - | (22,920) |
| Translation adjustment for foreign currency financial statements | | - | - | - | (130,082) | - | - | (130,082) |
| Expenses recognized in shareholders' equity | | - | - | (22,920) | (130,082) | - | - | (153,002) |
| Net income for the period | | - | - | - | - | - | 72,662 | 72,662 |
| **Balance - as at 31 March 2008** | | 4,193,678 | 5,515,363 | 201,157 | (97,425) | 419,368 | 4,637,410 | 14,869,551 |
| **Balance - as at 1 January 2009** | | 4,193,678 | 5,515,363 | (130,918) | (252,381) | 419,368 | 1,821,505 | 11,566,615 |
| Unrealised loss on changes in value of investments | | - | - | (53,897) | - | - | - | (53,897) |
| Translation adjustment for foreign currency financial statements | | - | - | - | 9,601 | - | - | 9,601 |
| Income (expenses) recognized in shareholders' equity | | - | - | (53,897) | 9,601 | - | - | (44,296) |
| Net income for the period | | - | - | - | - | - | 94,721 | 94,721 |
| **Balance - as at 31 March 2009** | | 4,193,678 | 5,515,363 | (184,815) | (242,780) | 419,368 | 1,916,226 | 11,617,040 |

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES (Unaudited but reviewed)

STATEMENTS OF CASH FLOWS

FOR THE THREE - MONTH PERIODS ENDED 31 MARCH 2009 AND 2008

(Unit : Thousand Baht)

| | CONSOLIDATED | | SEPARATE F/S | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| **Cash flows from operating activities** | | | | |
| Income before taxation | 72,251 | 52,792 | 94,721 | 72,662 |
| **Adjustments to reconcile net income to net cash provided from (used in) operating activities:-** | | | | |
| Unrealised loss (gain) on exchange rate | 39,590 | 33,022 | (41,492) | 21,264 |
| Share of losses (profit) from investment accounted for by equity method | 33,148 | (6,610) | - | - |
| Allowance (reversal of allowance) for doubtful accounts | (83,447) | (10,155) | (95,555) | 3,865 |
| Dividend income and share of profit from the joint ventures | - | - | (31,418) | - |
| Depreciation and amortisation | 599,526 | 507,700 | 349,754 | 330,969 |
| Financial expenses | 521,776 | 320,342 | 334,973 | 223,325 |
| Allowance for project loss on related parties | - | - | 174,708 | - |
| Allowance for impairment and contingent liabilities | 8,500 | - | 8,500 | - |
| **Net income from operating activities before changes in operating assets and liabilities** | 1,191,344 | 897,091 | 794,191 | 652,085 |
| **Decrease (increase) in operating assets:-** | | | | |
| Trade accounts receivable - unrelated parties | 102,660 | (247,379) | (240,164) | 132,366 |
| Trade accounts receivable - related parties | (257,640) | (459,132) | (164,952) | (704,852) |
| Loans and advances to subsidiaries and related parties | (88,117) | (259,218) | (53,857) | 17,593 |
| Earned revenues not yet billed | 213,895 | (727,954) | 61,100 | (472,530) |
| Retentions receivable | 71,596 | 11,224 | 4,718 | 17,229 |
| Inventories and work in progress | 703,364 | 64,467 | 271,719 | 77,646 |
| Refundable value added tax | (34,802) | 11,518 | (5,533) | 3,884 |
| Advances for subcontractors | 3,938 | 32,681 | 4,415 | 6,566 |
| Advances for purchases of machine and materials | (183,597) | (97,473) | (4,626) | 8,688 |
| Receivables from sale of land | - | 6,044 | - | - |
| Other current assets | (34,563) | 106,665 | (16,269) | 71,509 |
| **Increase (decrease) in operating liabilities:** | | | | |
| Trade accounts payable - unrelated parties | (278,396) | 210,539 | (429,450) | 278,479 |
| Trade accounts payable - related parties | 33,324 | (88,384) | (154,035) | 29,862 |
| Billing in excess of contract work in progress | 292,541 | (49,038) | 292,541 | (49,038) |
| Advances received from customers under construction contracts | (899,098) | (147,510) | (83,035) | (297,423) |
| Value added tax payable | 32,748 | - | 41,093 | 885 |
| Accrued expenses | (229,570) | (748,858) | (70,465) | (35,771) |
| Advance received for land | (5,351) | 1,028 | - | - |
| Retentions payable | (34,072) | (871) | (4,415) | (400) |
| Other current liabilities | (114,887) | 393,790 | (99,697) | (50,594) |
| Other liabilities | (11,785) | (77,819) | (996) | (133,900) |
| **Cash received (paid) from operations** | 473,532 | (1,168,589) | 142,283 | (447,716) |
| Refund income tax | 15,696 | - | - | - |
| Income tax payment | (128,696) | (253,287) | (99,485) | (111,754) |
| **Net cash provided from (used in) operating activities** | 360,532 | (1,421,876) | 42,798 | (559,470) |

**STATEMENTS OF CASH FLOWS (Continued)**

**FOR THE THREE - MONTH PERIODS ENDED 31 MARCH 2009 AND 2008**

(Unit : Thousand Baht)

| | CONSOLIDATED | | SEPARATE F/S | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| **Cash flows from investing activities** | | | | |
| Decrease in cash at banks with maturity of more than three months and restricted deposits | 29,000 | 183,907 | 30,960 | 32,652 |
| Decrease in loans to unrelated parties | 233 | 35,497 | - | 33,552 |
| Decrease in land held for sales | - | 87,052 | - | - |
| Proceed from disposal fixed assets | 150,821 | - | 48,458 | - |
| Purchase of fixed assets | (457,184) | (114,096) | (115,670) | (8,945) |
| Decrease in deferred charges | 77 | 2,505 | - | - |
| Increase in investments in subsidiary and associated companies | (18,750) | - | (25,866) | (37,600) |
| Dividend income and shares of profit from the joint ventures | - | - | 31,418 | - |
| Decrease (increase) in other long-term investments | (115,355) | 15,366 | (115,355) | (5,672) |
| Decrease (increase) in other assets | (79,330) | (73,082) | 3,789 | 2,733 |
| **Net cash provided from (used in) investing activities** | (490,488) | 137,149 | (142,266) | 16,720 |
| **Cash flows from financing activities** | | | | |
| Interest payment | (356,960) | (358,995) | (228,912) | (230,408) |
| Increase in bank overdrafts and loans from financial institutions | 683,913 | 1,284,465 | 188,847 | 709,987 |
| Increase (decrease) in loans and advances from related parties | (20,015) | (360) | (2,054) | 410 |
| Increase (decrease) in long-term loans | (525,361) | 65,686 | (305,932) | (248,584) |
| Decrease in hire - purchases payable | (53,491) | (76,408) | (90,114) | (68,348) |
| Increase (decrease) in liabilities under trust receipts | (1,705) | 238,056 | 12,615 | 111,077 |
| Increase (decrease) in loans from directors | 3,533 | (10,533) | - | - |
| Dividend paid from subsidiary | (2,291) | - | - | |
| **Net cash provided from (used in) financing activities** | (272,377) | 1,141,911 | (425,550) | 274,134 |
| Translation adjustment on foreign currency financial statements | (148,900) | (413,679) | 9,601 | (130,082) |
| **Net decrease in cash and cash equivalents** | (551,233) | (556,495) | (515,417) | (398,698) |
| **Cash and cash equivalents at beginning of period** | 4,007,509 | 2,564,162 | 2,585,064 | 1,104,360 |
| **Cash and cash equivalents at end of period (Note 2)** | 3,456,276 | 2,007,667 | 2,069,647 | 705,662 |
| **Supplemental cash flows information** | | | | |
| Non cash transactions:- | | | | |
| Unrealised gain on changes in value of investments | (57,467) | (1,404) | (53,897) | (22,920) |

The accompanying notes form an integral part of the interim financial statements.

## 1. GENERAL INFORMATION

### 1.1 Corporate information

Italian - Thai Development Public Company Limited ("the Company") is incorporated and domiciled in Thailand. The Company is principally engaged in the construction business. The Company has 3 overseas branches and 2 project offices totaling 5 places. Its registered office address is 2034/132-161, New Petchburi Road, Kwaeng Bangkapi, Khet Huaykwang, Bangkok.

### 1.2 Significant event

The world economy was worsen from the financial crisis since the latest of financial reporting and has affected all business enterprises and the Company. The Company has prepared these financial statements on the information currently known, and on estimates and assumptions currently considered appropriate by management. These financial statements therefore, could be adversely affected by uncertainties of future events.

The Company's objective and policies for managing capital, credit risk and liquidity risk is disclosed in its financial statement for the year ended 31 December 2008. As at 31 March 2009, the Company has sufficient capital and liquidity to run its operations.

### 1.3 Basis for the preparation of interim financial statements

These interim financial statements are prepared in accordance with Accounting Standards Pronouncement No. 41 (amended 2007) "Interim financial reporting" whereby the Company chooses to present its interim financial statements in the condensed form. However, additional line items are presented in the balance sheets and the statements of income, changes in shareholders' equity, and cash flows in the same manner as the annual financial statements.

The interim financial statements are intended to provide information in addition to those included in the latest annual financial statements. Accordingly, they focus on new activities, events and circumstances to avoid repetition of information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements for the year ended 31 December 2008.

The interim financial statements are officially prepared in Thai language. The translation of the interim financial statements to other language must be in compliance with such official financial report in Thai.

## 1.4 Basis of consolidation

The interim consolidated financial statements are prepared with the same basis as that applied for the consolidated financial statements for the year ended 31 December 2008, with no changes in the shareholding structure of the subsidiaries and joint ventures during the current period, except for the following matter:

- On 1 March 2009, the Company, Nawarat Patanakarn Plc., Aheadall Co., Ltd. and Quest Energy L.L.C. entered into Joint Venture agreement on behalf of "QINA Contracting (L.L.C.)" to be engaged in the construction business in UAE. The Company's portion in the Joint Venture is 24%.

The consolidated financial statements for the three-month period ended 31 March 2009 include the financial statements of investments in associated companies accounted for by equity method with assets comprising 0.59% of consolidated assets. Those financial statements were based on financial information complied by the management of such associated companies which have not been reviewed by auditors because the associated companies are not under the control of the Company's management. However, such financial statements do not have significant effect to the consolidated financial statements. Nevertheless, the financial statements of such companies as at 31 December 2008 have already been audited with insignificant differences from the management prepared financial information.

The consolidated financial statements as at 31 March 2009 and 31 December 2008 and for the three-month periods ended 31 March 2009 included the proportion of the assets, liabilities, revenues and expenses of the Joint Venture, the balances of which are as follows : -

(Unit : Thousand Baht)

| | Consolidated | |
|---|---|---|
| | 31 March 2009 | 31 December 2008 |
| Current assets | 7,131,338 | 7,792,376 |
| Non-current assets | 863,754 | 971,926 |
| Current liabilities | 6,383,263 | 7,150,474 |
| Non-current liabilities | 253,815 | 40,731 |

(Unit : Thousand Baht)

| | For the three-month periods ended 31 March | |
|---|---|---|
| | 2009 | 2008 |
| Revenues | 2,631,900 | 2,235,328 |
| Expenses | 2,679,191 | 2,188,437 |

### 1.5 Summary of significant accounting policies

The interim financial statements are prepared with the same accounting policies and methods of computation as were used for the financial statements for the year ended 31 December 2008, except for the application of accounting standards which had been amended during 2008 and announced by the Federation of Accounting Professions which are effective for the accounting periods beginning on or after 1 January 2009. The Company's management has assessed the effect of those amended accounting standards and believes that they do not significantly impact the Company for the initial application of such standards.

## 2. CASH AND CASH EQUIVALENTS

(Unit : Thousand Baht)

| | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| | 31 March 2009 | 31 December 2008 | 31 March 2009 | 31 December 2008 |
| Cash and deposits with banks | 2,095,351 | 2,397,482 | 707,639 | 975,020 |
| Government bonds | 1,390,000 | 1,649,734 | 1,390,000 | 1,649,734 |
| Total | 3,485,351 | 4,047,216 | 2,097,639 | 2,624,754 |
| Less : Deposits with maturity of | | | | |
| More than 3 months | (29,075) | (39,707) | (27,992) | (39,690) |
| Cash and cash equivalents - net | 3,456,276 | 4,007,509 | 2,069,647 | 2,585,064 |

As at 31 March 2009 and as at 31 December 2008, the Company has temporary investments in government bonds and bill of exchange of approximately Baht 1,390.00 million and 1,649.73 million for a period of 30 days and 15 days, respectively. These bears interest at the rate of 1.15 percent per annum and 2.10-2.18 percent per annum, respectively.

## 3. RESTRICTED DEPOSITS WITH BANKS

As at 31 March 2009, saving and fixed deposits of the Company and its subsidiaries totaling approximately Baht 42.10 million (31 December 2008 : Baht 43.67 million) have been pledged with banks as collaterals for loans obtained by the Company to finance specific projects, and saving deposits of approximately Baht 350.79 million (31 December 2008 : Baht 365.92 million) have been pledged with the bank as collaterals for standby letters of credit. Fixed deposits amounting to Baht 96.03 million (31 December 2008 : Baht 97.70 million) have been pledged as required in the normal course of business of Company, subsidiaries, joint ventures and the overseas branches. These restricted deposits with banks are mostly turned over within one year.

## 4. TRADE ACCOUNTS RECEIVABLE – UNRELATED PARTIES

The aging of outstanding trade accounts receivable balances as at 31 March 2009 and 31 December 2008 are as follows :-

(Unit : Thousand Baht)

| | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| Outstanding Ages | 31 March 2009 | 31 December 2008 | 31 March 2009 | 31 December 2008 |
| Less than 3 months | 6,093,741 | 6,011,096 | 3,547,547 | 3,168,890 |
| 3 – 6 months | 854,821 | 952,273 | 139,816 | 201,971 |
| 6 – 12 months | 332,897 | 357,759 | 8,761 | 10,966 |
| More than 12 months | 1,653,911 | 1,706,492 | 589,627 | 641,964 |
| Total | 8,935,370 | 9,027,620 | 4,285,751 | 4,023,791 |
| Less : Allowance for doubtful accounts | (541,378) | (542,901) | (486,910) | (486,946) |
| Net | 8,393,992 | 8,484,719 | 3,798,841 | 3,536,845 |

The Company has set up a full allowance for doubtful accounts for the major private accounts receivable that have been overdued for more than 12 months and at 50 percent for those accounts overdued for more than 6 months. Trade accounts receivable as at 31 March 2009 and 31 December 2008 include variation claims of Baht 275.25 million and Baht 302.61 million, respectively, recognized in the earlier years, which has been disputed by the customer. Of these claims, the arbitrator had issued a verdict in favour of the subsidiary company of Baht 112.23 million and Baht 117.22 million, respectively. However, the total amount has still been disputed by the customer. Trade accounts receivable of such subsidiary company as at 31 March 2009 and 31 December 2008 also include Baht 234.44 million and Baht 244.87 million, respectively, billed for interim work done which have not been certified by customers beyond normal periods of certification. Considering the nature of the subsidiary company's businesses, the management is unable to determine the age of such bills. Management however, believe that such receivable can be collected in full and therefore, has not set up any allowance for possible losses.

## 5. TRADE ACCOUNTS RECEIVABLE – RELATED PARTIES

The outstanding balances as at 31 March 2009 and 31 December 2008 are as follows :-

(Unit : Thousand Baht)

| | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| | 31 March 2009 | 31 December 2008 | 31 March 2009 | 31 December 2008 |
| Subsidiaries and Joint Ventures | | | | |
| (eliminated from consolidated financial statements) | | | | |
| ITO Joint Venture | - | - | 219,808 | 219,808 |
| IOT Joint Venture | - | - | 67,251 | 67,892 |
| Asian Steel Products Co., Ltd | - | - | 701 | 559 |
| Thai Pride Cement Co., Ltd. | - | - | 21,895 | 6,799 |
| ITD – NCC Joint Venture (NT-2) | - | - | 1,148,729 | 1,084,489 |
| ITD – VIS Joint Venture | - | - | 1,364 | 4,972 |
| ITD – NCC Joint Venture | - | - | 36 | 36 |
| PT. Thailindo Bara Pratama | - | - | 383,444 | 368,407 |
| Italian – Thai International Co., Ltd. | - | - | 33,095 | 31,534 |
| IN Joint Venture | - | - | 30,914 | 28,713 |
| Italthai Marine Co., Ltd. | - | - | 1,473 | 7,507 |
| Bhaka Bhumi Development Co., Ltd. | - | - | 51,928 | 45,435 |
| IDS Joint Venture | - | - | 3,088 | 3,039 |
| Siam Concrete and Brick Products Co., Ltd. | - | - | 7,828 | 7,105 |
| ITD-Nawarat (L.L.C) | - | - | 47,789 | 44,026 |
| Aquathai Co., Ltd. | - | - | 1,354 | 2,141 |
| Nha Pralan Crushing Plant Co., Ltd. | - | - | 16,233 | 14,877 |
| Italthai Trevi Co., Ltd. | - | - | 663 | 12,616 |
| Italian-Thai Land Co., Ltd. | - | - | 8,205 | 8,205 |
| Italian-Thai Power Co., Ltd. | - | - | 27,770 | 24,809 |
| Saraburi Construction Technology Co., Ltd. | - | - | 4,656 | 2,853 |
| ITD-ITDCEM JV | - | - | 35,522 | 37,085 |
| ITD-SQ Joint Venture | - | - | 15,470 | 6,008 |
| Others | - | - | 25,962 | 15,065 |
| Total | - | - | 2,155,178 | 2,043,980 |
| Less : Allowance for doubtful accounts | - | - | (1,197,391) | (1,023,056) |
| Net | - | - | 957,787 | 1,020,924 |

(Unit : Thousand Baht)

| | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| | 31 March 2009 | 31 December 2008 | 31 March 2009 | 31 December 2008 |
| Associated companies | | | | |
| MCRP Construction Corporation, Philippines | 687,707 | 687,707 | 635,836 | 635,836 |
| Sino Lao Aluminum Corporation Limited | 21,558 | 16,839 | 21,558 | 16,839 |
| Bangkok Steel Wire Co., Ltd. | 292 | 395 | 292 | 395 |
| Thai Contractors Assets Co., Ltd. | 32,204 | - | - | - |
| Others | 11,420 | 18,754 | 9,575 | 17,156 |
| Total | 753,181 | 723,695 | 667,261 | 670,226 |
| Less : Allowance for doubtful accounts | (687,707) | (687,707) | (635,836) | (635,836) |
| Net | 65,474 | 35,988 | 31,425 | 34,390 |
| Related companies | | | | |
| (Related by way of common directors) | | | | |
| Nam Thuen 2 Power Co., Ltd. | 216,195 | 167,962 | - | - |
| Italthai Engineering Co., Ltd. | 72,270 | 78,375 | 71,157 | 78,340 |
| Siam Steel Syndicate Plc. | 13,559 | 2,207 | 13,190 | 2,166 |
| Italthai Industrial Co., Ltd. | 6,177 | 15,117 | 6,177 | 13,829 |
| Ao Siam Marine Co., Ltd. | 127,974 | 125,681 | 127,974 | 125,681 |
| Amari Co., Ltd. | 370 | 370 | 370 | 370 |
| Nawarat Patanakarn Plc. | 4,490 | 806 | 4,490 | 806 |
| Nishimatsu Construction Co., Ltd. | 1,020 | 131 | - | - |
| Ao Po Grand Marina Co., Ltd. | 31,732 | 31,732 | 31,732 | 31,732 |
| Baan Rimnam Chaopraya Co., Ltd. | 460 | 460 | 460 | 460 |
| Asia Pacific Potash Corporation Limited | 22,666 | 22,487 | 22,666 | 22,487 |
| Toyo-Thai Corporation Ltd. | 65,166 | 87,609 | 65,166 | 87,609 |
| Thai Rent All Co., Ltd. | 696 | 736 | 336 | 336 |
| Suvarnnabhumi Entertainment Co., Ltd. | 57,802 | 57,802 | 57,802 | 57,802 |
| Saraburi Coal Co., Ltd. | 32,214 | 123 | 114 | 123 |
| Amari Estate Co., Ltd. | 15,634 | 9,369 | 11,361 | 5,895 |
| NWR – SBCC Joint Venture | 67,035 | - | 67,035 | - |
| Others | 13,260 | 10,138 | 13,220 | 10,132 |
| Total | 748,720 | 611,105 | 493,250 | 437,768 |
| Less : Allowance for doubtful accounts | (4,745) | (101,650) | (4,745) | (101,650) |
| Net | 743,975 | 509,455 | 488,505 | 336,118 |

(Unit : Thousand Baht)

| | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| | 31 March 2009 | 31 December 2008 | 31 March 2009 | 31 December 2008 |
| Outstanding balances and portion of other participants of joint ventures. | | | | |
| ITO Joint Venture | 131,885 | 131,885 | - | - |
| IOT Joint Venture | 40,350 | 40,735 | - | - |
| ITD – NCC Joint Venture | 18 | 18 | - | - |
| ITD – NCC Joint Venture (NT-2) | 459,492 | 374,501 | - | - |
| IN Joint Venture | 15,148 | 14,069 | - | - |
| ITD – VIS Joint Venture | 477 | 1,740 | - | - |
| ITD-Nawarat (L.L.C) | 19,115 | 17,611 | - | - |
| Others | 7,767 | 3,004 | - | - |
| Total | 674,252 | 583,563 | - | - |
| Trade accounts receivable - related parties - Net | 1,483,701 | 1,129,006 | 1,477,717 | 1,391,432 |

The aging of outstanding balances of trade accounts receivable - related parties as at 31 March 2009 and 31 December 2008 are as follows :

(Unit : Thousand Baht)

| | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| Outstanding Ages | 31 March 2009 | 31 December 2008 | 31 March 2009 | 31 December 2008 |
| Less than 3 months | 657,567 | 522,951 | 538,875 | 607,427 |
| 3 – 6 months | 75,131 | 132,654 | 114,904 | 134,134 |
| 6 – 12 months | 187,506 | 236,889 | 126,491 | 322,255 |
| More than 12 months | 1,255,949 | 1,025,869 | 2,535,419 | 2,088,158 |
| Total | 2,176,153 | 1,918,363 | 3,315,689 | 3,151,974 |
| Less : Allowance for doubtful accounts | (692,452) | (789,357) | (1,837,972) | (1,760,542) |
| Net | 1,483,701 | 1,129,006 | 1,477,717 | 1,391,432 |

The Company has set up allowances for doubtful accounts at the full amount of the major accounts receivable that have been overdued for more than 12 months by evaluating risk factor for each receivable.

During the period, the Company has made a provision for loss on non collection of trade receivable from related parties in the separate financial statements totaling Baht 174.34 million, since these related parties have significant loss from their operations and may not be able to repay their debts.

During the period, the Company obtained the confirmation from a related company to settle its debt to the Company immediately when it can sell its asset. The Company has re-assessed that company and noted that it has enough assets to pay for its debts and does not have significant obligation with other creditors. The Company, therefore, reversed allowance for doubtful accounts of Baht 96.91 million in the statement of income for the three-month period ended 31 March 2009.

## 6. SHORT - TERM LOANS AND ADVANCES TO SUBSIDIARIES AND RELATED PARTIES

(Unit : Thousand Baht)

| | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| | 31 March 2009 | 31 December 2008 | 31 March 2009 | 31 December 2008 |
| Subsidiaries and Joint Ventures | | | | |
| (eliminated from consolidated financial statements) | | | | |
| ITD - EGC Joint Venture | - | - | 1,063,612 | 1,070,494 |
| Bhaka Bhumi Development Co., Ltd. | - | - | 403,197 | 368,330 |
| Siam Concrete and Brick Products Co., Ltd. | - | - | 34,569 | 34,569 |
| Thai Pride Cement Co., Ltd. | - | - | 67,500 | - |
| PT. Thailindo Bara Pratama | - | - | 113,259 | 97,406 |
| ITD Cementation India Limited | - | - | 16,604 | 17,342 |
| ITD - NCC Joint Venture | - | - | - | 811 |
| ITD Cemindia Joint Venture | - | - | - | 126,377 |
| ITD-Nawarat (L.L.C) | - | - | 234,808 | 234,435 |
| ITD – ITDCEM JV | - | - | 5,237 | 5,267 |
| Others | - | - | 73 | 73 |
| Total | - | - | 1,938,859 | 1,955,104 |
| Less : Allowance for doubtful accounts | - | - | (515,850) | (515,477) |
| Net | - | - | 1,423,009 | 1,439,627 |
| Associated companies | | | | |
| Italian-Thai Gypsum Co., Ltd. | 4,600 | 4,600 | 4,600 | 4,600 |
| Sino Lao Aluminum Corporation Limited | - | 1,248 | - | 1,248 |
| Total | 4,600 | 5,848 | 4,600 | 5,848 |
| Less : Allowance for doubtful accounts | (4,600) | (4,600) | (4,600) | (4,600) |
| Net | - | 1,248 | - | 1,248 |
| Related company | | | | |
| (Related by way of common directors) | | | | |
| Obayashi Corporation | 1,308 | 1,308 | - | - |
| Sahakol Equipment Co., Ltd. | 10,000 | - | - | - |
| Total | 11,308 | 1,308 | - | - |

(Unit : Thousand Baht)

| | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| | 31 March 2009 | 31 December 2008 | 31 March 2009 | 31 December 2008 |
| Outstanding balances and portion of other participants of joint ventures | | | | |
| ITD – Nawarat (L.L.C) | 93,923 | 93,774 | - | - |
| ITD – NCC Joint Venture | - | 398 | - | - |
| Total | 93,923 | 94,172 | - | - |
| Short - term loans and advances to Related parties – net | 105,231 | 96,728 | 1,423,009 | 1,440,875 |

Significant movements in the short-term loans and advances to subsidiaries and related parties for the three-month period ended 31 March 2009 are as follows :

(Unit : Thousand Baht)

| | 1 January 2009 | During the period Increase | During the period Decrease | 31 March 2009 |
|---|---|---|---|---|
| Subsidiaries and Joint Ventures | | | | |
| ITD - EGC Joint Venture | 1,070,494 | - | 6,882 | 1,063,612 |
| Bhaka Bhumi Development Co., Ltd. | 368,330 | 34,867 | - | 403,197 |
| Siam Concrete and Brick Products Co., Ltd. | 34,569 | - | - | 34,569 |
| Thai Pride Cement Co., Ltd. | - | 67,500 | - | 67,500 |
| PT. Thailindo Bara Pratama | 97,406 | 15,853 | - | 113,259 |
| ITD Cementation India Limited | 17,342 | - | 738 | 16,604 |
| ITD - NCC Joint Venture | 811 | - | 811 | - |
| ITD Cemindia Joint Venture | 126,377 | - | 126,377 | - |
| ITD-NAWARAT (L.L.C) | 234,435 | 373 | - | 234,808 |
| ITD – ITDCEM JV | 5,267 | - | 30 | 5,237 |
| Other | 73 | - | - | 73 |
| Total | 1,955,104 | 118,593 | 134,838 | 1,938,859 |
| Associated companies | | | | |
| Italian-Thai Gypsum Co., Ltd. | 4,600 | - | - | 4,600 |
| Sino Lao Aluminum Corporation Limited. | 1,248 | - | 1,248 | - |
| Total | 5,848 | - | 1,248 | 4,600 |
| Total | 1,960,952 | 118,593 | 136,086 | 1,943,459 |

## 7. INVESTMENTS IN RELATED PARTIES

### 7.1 Investments in subsidiaries, associated companies, and joint ventures

(Unit : Thousand Baht)

| | Nature of business | Paid-up Capital | Percentage of shareholding 31 Mar 2009 | Percentage of shareholding 31 Dec 2008 | SEPARATE F/S Cost 31 Mar 2009 | SEPARATE F/S Cost 31 Dec 2008 |
|---|---|---|---|---|---|---|
| | | | Percent | Percent | | |
| **Investments in subsidiaries** | | | | | | |
| Italian-Thai International Co., Ltd. | Holding company | 400,000 | 99.99 | 99.99 | 400,000 | 400,000 |
| Less : Allowance for impairment | | | | | (400,000) | (400,000) |
| Net | | | | | - | - |
| Bhaka Bhumi Development Co., Ltd. | Construction and real estate | 5,075 | 99.99 | 99.99 | 5,075 | 5,075 |
| Thai Pride Cement Co., Ltd. | Manufacture and distribution of cement | 1,300,000 | 99.99 | 99.99 | 1,585,000 | 1,585,000 |
| Sin Rae Muang Thai Co., Ltd. | Mining business | 3,500,000 | 99.99 | 99.99 | 3,499,999 | 3,499,999 |
| Nha Pralan Crushing Plant Co., Ltd. | Rock quarrying, processing and distribution | 1,000 | 99.91 | 99.91 | 999 | 999 |
| Less : Allowance for impairment | | | | | (999) | (999) |
| Net | | | | | - | - |
| Siam Concrete and Brick Products Co., Ltd. | Manufacture and distribution of concrete products and real estate | 84,000 | 99.70 | 99.70 | 82,296 | 82,296 |
| Italthai Marine Ltd. | Production and sale of vessels and equipment | 460,000 | 86.96 | 86.96 | 80,000 | 80,000 |
| Italthai Trevi Co., Ltd. | Foundation and piling work services | 55,000 | 80.45 | 80.45 | 55,689 | 55,689 |
| Asian Steel Product Co., Ltd. | Manufacture and distribution of steel pipes for civil construction | 20,000 | 69.90 | 69.90 | 7,004 | 7,004 |
| Thai Maruken Co., Ltd. | Lease and sale of sheet piles and beams | 20,000 | 50.96 | 50.96 | 10,196 | 10,196 |
| Italian-Thai Land Co., Ltd. | Not yet operational | 10,000 | 99.99 | 99.99 | 50 | 50 |
| Less : Allowance for impairment | | | | | (50) | (50) |
| Net | | | | | - | - |
| Palang Thai Kaowna Co., Ltd. | Not yet operational | 1,000 | 99.94 | 99.94 | 650 | 650 |
| Less : Allowance for impairment | | | | | (650) | (650) |
| Net | | | | | - | - |
| Khunka Palang Thai Co., Ltd. | Not yet operational | 1,000 | 61.48 | 61.48 | 265 | 265 |
| Less : Allowance for impairment | | | | | (265) | (265) |
| Net | | | | | - | - |
| Palit Palang Ngan Co., Ltd. | Not yet operational | 1,000 | 74.93 | 74.93 | 50 | 50 |
| Less : Allowance for impairment | | | | | (50) | (50) |
| Net | | | | | - | - |
| Italian Thai Power Co., Ltd. | Production and distribution of electricity | 100,000 | 99.99 | 99.99 | 100,000 | 100,000 |
| Saraburi Construction Technology Co., Ltd. | Manufacture, distribution and installation of concrete sheet | 250 | 99.93 | 99.93 | 250 | 250 |
| Asia Logistics Development Co., Ltd. | Not yet operational | 1,000 | 99.93 | 99.93 | 999 | 999 |
| Asia Industrial and Port Corporation Co., Ltd. | Not yet operational | 1,000 | 99.93 | 99.93 | 999 | 999 |

(Unit : Thousand Baht)

| | Nature of business | Paid-up Capital | Percentage of shareholding 31 Mar 2009 | 31 Dec 2008 | SEPARATE F/S Cost 31 Mar 2009 | 31 Dec 2008 |
|---|---|---|---|---|---|---|
| | | | Percent | Percent | | |
| **Overseas companies** | | | | | | |
| Myanmar ITD Co., Ltd. | Service agent for Myanmar companies | 1,483 Thousand Baht | 99.99 | 99.99 | 1,483 | 1,483 |
| Less : Allowance for impairment | | | | | (1,483) | (1,483) |
| Net | | | | | - | - |
| PT. Thailindo Bara Pratama | Coal digestion services | 25,250 Million IDR | 99.99 | 99.99 | 108,071 | 108,071 |
| ITD Cementation India Ltd. | Construction services in India | 115 Million INR | 69.57 | 69.57 | 2,143,951 | 2,143,951 |
| Total Investments in subsidiaries - net | | | | | 7,679,529 | 7,679,529 |
| **Investment in joint ventures** | | | | | | |
| ITD-Nawarat (L.L.C) | Construction services in United Arab Emirates | 300,000 UAE | 60.00 | 60.00 | 977 | 977 |
| QINA Contracting (L.L.C) | Construction services in United Arab Emirates | 3 Million UAE | 24.00 | - | 7,116 | - |
| Total Investment in joint ventures | | | | | 8,093 | 977 |

(Unit : Thousand Baht)

| | Nature of business | Paid-up Capital | Percentage of shareholding 31 Mar 2009 | Percentage of shareholding 31 Dec 2008 | CONSOLIDATED F/S Equity 31 Mar 2009 | CONSOLIDATED F/S Equity 31 Dec 2008 | SEPARATE F/S Cost 31 Mar 2009 | SEPARATE F/S Cost 31 Dec 2008 |
|---|---|---|---|---|---|---|---|---|
| | | | Percent | Percent | | | | |
| **Investments in associated companies** | | | | | | | | |
| Italian-Thai Gypsum Co., Ltd. | Construction in Saudi Arabia | 10,500 | 50.00 | 50.00 | 5,250 | 5,250 | 5,250 | 5,250 |
| Less : Allowance for impairment | | | | | (5,250) | (5,250) | (5,250) | (5,250) |
| Net | | | | | - | - | - | - |
| ATO-Asia Turnouts Co., Ltd. | Production and distribution of turnouts for railway projects | 5,000 | 49.00 | 49.00 | 21,526 | 16,955 | 2,450 | 2,450 |
| Siam Pacific Holding Co., Ltd. | Holding company | 58,625 | 46.69 | 46.69 | 27,453 | 27,453 | 27,373 | 27,373 |
| Asia Steel Corporation | Manufacture, import and export of steel in Philippines | 20,000 | 30.00 | 30.00 | 12,301 | 12,301 | 7,800 | 7,800 |
| Less: Allowance for impairment | | | | | (12,301) | (12,301) | (7,800) | (7,800) |
| Net | | | | | - | - | - | - |
| Bangkok Steel Wire Co., Ltd. | Production and distribution of P.C. wire | 313,000 | 19.98 | 19.98 | 60,787 | 97,847 | 71,603 | 71,603 |
| Praram 9 Square Co., Ltd. | Shopping center development | 750,000 | 20.00 | 20.00 | 200,000 | 200,000 | 200,000 | 200,000 |
| Less : Allowance for impairment | | | | | (200,000) | (200,000) | (200,000) | (200,000) |
| Net | | | | | - | - | - | - |
| Thai Contractors Assets Co., Ltd | Real estate development | 375,000 | 15.00 | 15.00 | 71,987 | 53,896 | 75,000 | 56,250 |
| **Overseas companies** | | | | | | | | |
| Anamarine Construction SND. BHD. | Construction contractor in Malaysia | 65,000 RM | 25.00 | 25.00 | 198 | 198 | 198 | 198 |
| Less : Allowance for impairment | | | | | (198) | (198) | (198) | (198) |
| Net | | | | | - | - | - | - |
| MCRP Construction Corporation, Philippines | Construction contractor in Philippines | 25 Million Peso | 24.00 | 24.00 | 12,000 | 12,000 | 12,000 | 12,000 |
| Less : Allowance for impairment | | | | | (12,000) | (12,000) | (12,000) | (12,000) |
| Net | | | | | - | - | - | - |
| MCRP Holding Corporation, Philippines | Holding company in Philippines | 5 Million Peso | 24.00 | 24.00 | 3,000 | 3,000 | 3,000 | 3,000 |
| Less : Allowance for impairment | | | | | (3,000) | (3,000) | (3,000) | (3,000) |
| Net | | | | | - | - | - | - |
| Sino Lao Aluminum Corporation Limited | Bauxite mine business | 4 Million USD | 33.00 | 33.00 | 171,623 | 171,623 | 174,462 | 174,462 |
| Total Investments in associated companies – net | | | | | 353,376 | 367,774 | 350,888 | 332,138 |
| Total Investments in subsidiary, associated companies, and joint ventures – net | | | | | 353,376 | 367,774 | 8,038,510 | 8,012,644 |

(Unit : Thousand Baht)

| | Nature of business | Paid-up Capital | Percentage of shareholding 31 Mar 2009 | | CONSOLIDATED F/S Equity 31 Mar 2009 | | SEPARATE F/S Cost 31 Mar 2009 | |
|---|---|---|---|---|---|---|---|---|
| | | | 31 Mar 2009 | 31 Dec 2008 | 31 Mar 2009 | 31 Dec 2008 | 31 Mar 2009 | 31 Dec 2008 |
| | | | Percent | Percent | | | | |
| **Investments in associated companies, held by Subsidiaries** | | | | | | | | |
| Natureway Resources Co., Ltd. | Holding company | 40 Million USD | 30.00 | 30.00 | 296,700 | 296,700 | | |
| Less : Allowance for impairment | | | | | (296,700) | (296,700) | | |
| Net | | | | | - | - | | |
| Siam Pacific Holding Co., Ltd. | Holding company | 58,625 | 4.30 | 4.30 | 2,525 | 2,525 | | |
| Allied Enterprise Co., Ltd. | Holding company | 1,000 | 30.00 | 30.00 | 300 | 300 | | |
| Total | | | | | 2,825 | 2,825 | | |
| Total Investments – net | | | | | 356,201 | 370,599 | | |

The Company and its subsidiaries' equity interest in the above associated companies are generally determined based on the financial statements compiled by the management of those companies and not yet audited by those companies' auditors. However, the Company's management believes that there are no significant adjustments to be made to the consolidated financial statements.

The Company regularly assesses the values of investments in each subsidiary/associated company and joint venture. The allowance for impairment is promptly taken up when there is a reliable indication that the decline in value is quite certain.

## 7.2 Other long - term investments

(Unit : Thousand Baht)

| | | Percentage of shareholding | | CONSOLIDATED F/S Cost | | SEPARATE F/S Cost | |
|---|---|---|---|---|---|---|---|
| | Nature of business | 31 Mar 2009 | 31 Dec 2008 | 31 Mar 2009 | 31 Dec 2008 | 31 Mar 2009 | 31 Dec 2008 |
| | | Percent | Percent | | | | |
| **Investments in other companies** | | | | | | | |
| a) Non-listed companies | | | | | | | |
| Toyo-Thai Corporation Ltd. | Construction contractor | 16.25 | 16.25 | 52,000 | 52,000 | 52,000 | 52,000 |
| Nam Theun 2 Power Co., Ltd. | Hydroelectric power plant | 15.00 | 15.00 | 1,090,471 | 975,117 | 1,090,471 | 975,117 |
| M-Home SPV 3 Co., Ltd. | Real estate development | 11.54 | 11.54 | 12 | 12 | 12 | 12 |
| Less : Allowance for impairment | | | | (12) | (12) | (12) | (12) |
| Net | | | | - | - | - | - |
| Siam Steel Syndicate Plc. | Manufacture and distribution for construction | 5.45 | 5.45 | 55,885 | 55,885 | 55,885 | 55,885 |
| Siam Fiber Optics Co., Ltd. | Manufacture and distribution of optic fibers | 10.00 | 10.00 | 24,000 | 24,000 | 24,000 | 24,000 |
| Medical Device Manufacturer (Thailand) Limited | Manufacture and distribution of medical products | 6.95 | 6.95 | 50,069 | 50,069 | 50,069 | 50,069 |
| Less : Allowance for impairment | | | | (50,069) | (50,069) | (50,069) | (50,069) |
| Net | | | | - | - | - | - |
| Bell Development Co., Ltd. | Real estate development | 3.51 | 3.51 | 47,313 | 47,313 | 47,313 | 47,313 |
| Less : Allowance for impairment | | | | (47,313) | (47,313) | (47,313) | (47,313) |
| Net | | | | - | - | - | - |
| The Bangkok Club Co., Ltd. | Entertainment services | 0.44 | 0.44 | 3,000 | 3,000 | 3,000 | 3,000 |
| Less : Allowance for impairment | | | | (1,985) | (1,985) | (1,985) | (1,985) |
| Net | | | | 1,015 | 1,015 | 1,015 | 1,015 |
| Imperial Technology Management Service Plc. | Initiation and establishment of Asian University of Science and Technology | 19.83 | 19.83 | 175,000 | 175,000 | 175,000 | 175,000 |
| Less : Allowance for impairment | | | | (84,515) | (84,515) | (84,515) | (84,515) |
| Net | | | | 90,485 | 90,485 | 90,485 | 90,485 |
| Thai Rent All Co., Ltd. | Construction machinery Rental | 15.00 | 15.00 | 7,500 | 7,500 | 7,500 | 7,500 |
| Lao Metal Industry Co., Ltd. | Manufacture steel wires and steel rod | 10.00 | 10.00 | 10,000 | 10,000 | 10,000 | 10,000 |
| Total Investment in other non – listed companies – net | | | | 1,331,356 | 1,216,002 | 1,331,356 | 1,216,002 |

(Unit : Thousand Baht)

| | Nature of business | Percentage of Shareholding | | CONSOLIDATED F/S Cost | | SEPARATE F/S Cost | |
|---|---|---|---|---|---|---|---|
| | | 31 Mar 2009 | 31 Dec 2008 | 31 Mar 2009 | 31 Dec 2008 | 31 Mar 2009 | 31 Dec 2008 |
| | | Percent | Percent | | | | |
| b) Listed companies | | | | | | | |
| Charoong Thai Wire and Cable Plc. | Manufacture and distribution of enamel coated wire and cable | 12.90 | 12.90 | 308,715 | 308,715 | 308,715 | 308,715 |
| Add : Unrealized loss from changes in value of investments | | | | (174,238) | (116,752) | (174,238) | (116,752) |
| Net market value | | | | 134,477 | 191,963 | 134,477 | 191,963 |
| Cyber Bay Corporation, Philippines | Real estate development | 14.25 | 14.25 | 195,566 | 195,566 | 59,395 | 59,395 |
| Add : Unrealized gain (loss) from changes in value of investments | | | | (62,866) | (69,221) | 73,305 | 66,950 |
| Net market value | | | | 132,700 | 126,345 | 132,700 | 126,345 |
| K.C. Property Plc. | Real estate development | 1.04 | 1.04 | 9,139 | 9,139 | 9,139 | 9,139 |
| Add : Unrealized loss from changes in value of investments | | | | (4,295) | (2,559) | (4,295) | (2,559) |
| Net market value | | | | 4,844 | 6,580 | 4,844 | 6,580 |
| Nawarat Patanakarn Plc. | Construction services | 4.05 | 4.05 | 100,716 | 100,716 | 100,716 | 100,716 |
| Less : Unrealized loss from changes in value of investments | | | | (79,566) | (78,558) | (79,566) | (78,558) |
| Net market value | | | | 21,150 | 22,158 | 21,150 | 22,158 |
| Everland Plc. | Real estate development | 0.05 | 0.05 | 111 | 111 | 111 | 111 |
| Add : Unrealized loss from changes in value of investments | | | | (21) | - | (21) | - |
| Net market value | | | | 90 | 111 | 90 | 111 |
| Total Investment in other listed companies – net | | | | 293,261 | 347,157 | 293,261 | 347,157 |
| Total Investments in other companies – net | | | | 1,624,617 | 1,563,159 | 1,624,617 | 1,563,159 |
| Investments held by subsidiaries | | | | | | | |
| (a) Non-listed companies | | | | | | | |
| Premus (Thailand) Co., Ltd. | Real estate management | 10.00 | 10.00 | 1,250 | 1,250 | - | - |
| Bell Development Co., Ltd. | Real estate management | 13.00 | 13.00 | 135,226 | 135,226 | - | - |
| Less : Allowance for impairment | | | | (135,226) | (135,226) | - | - |
| Net | | | | - | - | - | - |
| (b) Listed companies | | | | | | | |
| Charoong Thai Wire and Cable Plc. | Manufacture and distribution of enamel coated wire and cable | 0.80 | 0.80 | 19,178 | 19,178 | - | - |
| Add : Unrealized loss from changes in value of investments | | | | (10,824) | (7,252) | - | - |
| Net market value | | | | 8,354 | 11,926 | - | - |
| Total | | | | 9,604 | 13,176 | - | - |
| Total Investments in other companies – net | | | | 1,634,221 | 1,576,335 | 1,624,617 | 1,563,159 |

During the period, the Company paid addition share capital in Nam Theun 2 Power Co., Ltd. amount USD 3.26 million which equivalent to Baht 115.35 million.

The Company has pledged the shares of a related company to secure the long term – loan with Financial Institutions of related company.

## 8. INVESTMENT IN A POTASH MINING PROJECT

The Company has investment in a potash mine project of Baht 3,236 million that the request for concession for potash mining from government is being processed. Currently, the Minister of Industry had agreed to set up the committee consisting of representative from Ministry of Industry, Ministry of Interior, Ministry of Natural Resources and Environment, Ministry of Public Health and Ministry of Social Development and Human Security to consider the process to resolve the potash mining operations in Udonthani to make the project materialized. The Company's management believes that this project will generate benefits both for nearby areas and for the country, and the project will be approved by the government and operational as planned since the Ministry of Finance has jointly invested in this project for 10% of the total registered capital. The management of the Company believes that there will not be any impairment in the value of investment.

## 9. LONG - TERM LOANS AND ADVANCES TO SUBSIDIARIES AND RELATED PARTIES

The outstanding balances as at 31 March 2009 and 31 December 2008 are as follows :

(Unit : Thousand Baht)

| | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| | 31 March 2009 | 31 December 2008 | 31 March 2009 | 31 December 2008 |
| Subsidiaries and Joint Ventures | | | | |
| (eliminated from consolidated financial statements) | | | | |
| ITO Joint Venture | - | - | 528,400 | 528,400 |
| ITD - NCC Joint Venture | - | - | - | 18,360 |
| Italian-Thai International Co., Ltd. | - | - | 246,081 | 245,380 |
| IDS Joint Venture | - | - | 220,500 | 220,500 |
| IN Joint Venture | - | - | 158,331 | 156,291 |
| The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH | - | - | 105,000 | 105,000 |
| ITD - NCC Joint Venture (NT-2) | - | - | 198,000 | 198,000 |
| Nha Pralan Crushing Plant Co., Ltd. | - | - | 11,900 | 12,100 |
| Italian-Thai Land Co., Ltd. | - | - | 555,044 | 554,358 |
| Palang Thai Kaowna Co., Ltd. | - | - | 456,350 | 456,350 |
| Khunka Palang Thai Co., Ltd. | - | - | 59,066 | 59,066 |
| Palit Palang Ngan Co., Ltd. | - | - | 94,456 | 94,456 |

(Unit : Thousand Baht)

| | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| | 31 March 2009 | 31 December 2008 | 31 March 2009 | 31 December 2008 |
| Italian-Thai Power Co., Ltd. | - | - | 232,678 | 220,680 |
| Sin Rae Muang Thai Co., Ltd. | - | - | 35,991 | 21,391 |
| Others | - | - | 9,792 | 9,792 |
| Total | - | - | 2,911,589 | 2,900,124 |
| Less : Allowance for doubtful accounts | - | - | (1,669,739) | (1,668,352) |
| Net | - | - | 1,241,850 | 1,231,772 |
| Associated companies | | | | |
| Sino Lao Aluminum Corporation Limited | 96,816 | 34,462 | 96,816 | 34,462 |
| Allied Enterprise Co., Ltd. | 116,100 | 116,100 | - | - |
| Total | 212,916 | 150,562 | 96,816 | 34,462 |
| Related companies | | | | |
| Central Bay Reclamation and Development Corp | 35,761 | 35,761 | - | - |
| Asia Pacific Potash Corporation Limited | 230,164 | 211,822 | - | - |
| Total | 265,925 | 247,583 | - | - |
| Less : Allowance for doubtful accounts | (35,761) | (35,761) | - | - |
| Net | 230,164 | 211,822 | - | - |
| Total long - term loans and advances to related Companies – net | 443,080 | 362,384 | 1,338,666 | 1,266,234 |

Significant movements in the long - term loans and advances to subsidiaries and related parties for the three-month period ended 31 March 2009 are as follows :-

(Unit : Thousand Baht)

| | 1 January | During the period | | 31 March |
|---|---|---|---|---|
| | 2009 | Increase | Decrease | 2009 |
| Subsidiaries and Joint Ventures | | | | |
| ITO Joint Venture | 528,400 | - | - | 528,400 |
| ITD-NCC Joint Venture | 18,360 | - | 18,360 | - |
| Italian-Thai International Co., Ltd. | 245,380 | 701 | - | 246,081 |
| IDS Joint Venture | 220,500 | - | - | 220,500 |
| IN Joint Venture | 156,291 | 2,040 | - | 158,331 |
| The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH | 105,000 | - | - | 105,000 |
| ITD – NCC Joint Venture (NT-2) | 198,000 | - | - | 198,000 |

(Unit : Thousand Baht)

| | 1 January 2009 | During the period Increase | Decrease | 31 March 2009 |
|---|---|---|---|---|
| Nha Pralan Crushing Plant Co., Ltd. | 12,100 | - | 200 | 11,900 |
| Italian-Thai Land Co., Ltd. | 554,358 | 686 | - | 555,044 |
| Palang Thai Kaowna Co., Ltd. | 456,350 | - | - | 456,350 |
| Khunka Palang Thai Co., Ltd. | 59,066 | - | - | 59,066 |
| Palit Palang Ngan Co., Ltd. | 94,456 | - | - | 94,456 |
| Italian-Thai Power Co., Ltd. | 220,680 | 11,998 | - | 232,678 |
| Sin Rae Muang Thai Co., Ltd. | 21,391 | 14,600 | - | 35,991 |
| Others | 9,792 | - | - | 9,792 |
| Total | 2,900,124 | 30,025 | 18,560 | 2,911,589 |
| Associated company | | | | |
| Sino Lao Aluminum Corporation Limited | 34,462 | 62,354 | - | 96,816 |
| Total | 2,934,586 | 92,379 | 18,560 | 3,008,405 |

## 10. LOAN AND ADVANCES TO UNRELATED PARTIES

As at 31 March 2009, the Company also has advanced cash of Baht 88.61 million for the investment in a local company which is under the negotiation process. Currently, there has been no further development in the project because the Electricity Generating Authority of Thailand is in the process of concluding the development plan for the capacity of Power plant. Such cash advances are to support the acquisition of the concession license from the Government of Cambodia to develop a 3,600 mega watt Coal-Fired Power Plant at Koh Kong.

The Government of Cambodia is currently allowing three companies comprising Koh Kong Power Light Co., Ltd., Cambodia International Investment Group and Gulf JP to develop the power plant. If any one of the three companies can conclude the negotiation with the Electricity Generating Authority of Thailand and Ministry of Energy, it will be awarded the right to generate the Power Plant. For the time being, Koh Kong Power Light Co., Ltd. is the most prospective winner for this project. Should the Company not win the selection process, the Company will write off the cash advance referred to above to expense immediately.

The subsidiary company entered into agreement with broker in Cambodia to perform, contact and negotiate with Government of Cambodia to obtain the license and permission for the development of a 3,600 Megawatts Coal-fired Power Plant in Koh Kong Province. The subsidiary company shall pay USD 20.00 million with 3 installments as described in the agreement and shall provide 5.00 % of free shares for this project to broker. As at 31 March 2009, the subsidiary company has paid cash to such broker totaling Baht 227.56 million. Such cash advance is considered as part of the acquisition costs of concession to operate a power plant in Cambodia.

## 11. PROPERTY, PLANT AND EQUIPMENT

During the three-month period ended 31 March 2009, the Company and subsidiary companies have following movements in property, plant and equipment:

(Unit : Thousand Baht)

| | CONSOLIDATED F/S | SEPARATE F/S |
|---|---|---|
| **Net book value at 1 January 2009** | 15,513,511 | 9,971,897 |
| Purchases of fixed assets / transfer in | 451,972 | 115,522 |
| Disposal of fixed assets / transfer out | (123,375) | (99,865) |
| Depreciation for the period | (585,707) | (339,011) |
| Accumulate depreciation for disposal of fixed assets | 87,561 | 72,999 |
| Translation adjustment | (109,795) | (21,444) |
| **Net book value at 31 March 2009** | 15,234,167 | 9,700,098 |

## 12. BANK OVERDRAFTS AND SHORT - TERM LOANS FROM FINANCIAL INSTITUTIONS

The outstanding balances of bank overdrafts and short - term loans from financial institutions as at 31 March 2009 and 31 December 2008 are as follows : -

(Unit : Thousand Baht)

| | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| | 31 March 2009 | 31 December 2008 | 31 March 2009 | 31 December 2008 |
| Bank overdrafts | 2,401,057 | 2,274,344 | 67,342 | 62,787 |
| Short - term loans from financial institutions | 5,608,610 | 5,078,961 | 3,136,118 | 2,979,377 |
| Total | 8,009,667 | 7,353,305 | 3,203,460 | 3,042,164 |

These represent loans obtained from local and overseas financial institutions in both Baht currency and foreign currencies as follows :

(Unit : Million)

| | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| | 31 March 2009 | 31 December 2008 | 31 March 2009 | 31 December 2008 |
| Baht | 4,111 | 3,845 | 2,565 | 2,396 |
| PHP | 126 | 141 | 126 | 141 |
| USD | 14 | 6 | - | - |
| NTD | 455 | 455 | 455 | 455 |
| INR | 3,332 | 493 | - | - |

These loans are subject to interest at domestic market rate for Baht currency loans and at the rates based on market rate of India, Taiwan, Philippines and SIBOR for foreign currency loans.

As at 31 March 2009, part of loans amounting to Baht 2,162.94 million (31 December 2008 : Baht 2,073.66 million) are used to finance certain specific projects (project finance). The banks require the Company to assign or transfer the proceeds from the projects into the Company's accounts with those banks.

As at 31 March 2009 and 31 December 2008, overdraft and short - term credit facilities of the Company have not yet been drawn down amounting to Baht 468.29 million and Baht 1,517.12 million, respectively.

## 13. TRADE ACCOUNTS PAYABLE - RELATED PARTIES

The outstanding balances as at 31 March 2009 and 31 December 2008 are as follows :

(Unit : Thousand Baht)

| | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| | 31 March 2009 | 31 December 2008 | 31 March 2009 | 31 December 2008 |
| Subsidiaries and Joint Ventures | | | | |
| (eliminated from consolidated financial statements) | | | | |
| IOT Joint Venture | - | - | 1,005 | 3,589 |
| I.C.C.T. Joint Venture | - | - | 140,887 | 140,887 |
| IN Joint Venture | - | - | 15,861 | 5,670 |
| Thai Maruken Co., Ltd. | - | - | 80,892 | 93,690 |
| ITO Joint Venture | - | - | 10,940 | 10,762 |
| Italthai Trevi Co., Ltd. | - | - | 26,413 | 57,460 |
| Siam Concrete and Brick Products Co., Ltd. | - | - | 82,994 | 58,721 |
| ITD - VIS Joint Venture | - | - | 4,973 | 6,633 |
| ITD Cementation India Limited | - | - | 43,594 | 124,663 |
| ITD-ITDCEM JV | - | - | 69,866 | 95,894 |
| Asian Steel Product Co., Ltd. | - | - | 38,970 | 29,713 |
| Thai Pride Cement Co., Ltd. | - | - | 7,338 | 2,619 |
| Nha Pralan Crushing Plant Co., Ltd. | - | - | 893 | 1,809 |
| Aquathai Co., Ltd. | - | - | 57,618 | 72,224 |
| Italthai Marine Co., Ltd. | - | - | 417 | 3,984 |
| Saraburi Construction Co., Ltd. | - | - | 3,956 | 7,235 |
| Others | - | - | 4,913 | 8,029 |
| Total | - | - | 591,530 | 723,582 |

(Unit : Thousand Baht)

| | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| | 31 March 2009 | 31 December 2008 | 31 March 2009 | 31 December 2008 |
| Associated companies | | | | |
| MCRP Construction Corporation, Philippines | 79,890 | 79,995 | 79,890 | 79,995 |
| Bangkok Steel Wire Co., Ltd. | 43,957 | 58,896 | 16,626 | 22,352 |
| ATO-Asia Turnouts Ltd. | 31,977 | 44,033 | 30,881 | 41,996 |
| Total | 155,824 | 182,924 | 127,397 | 144,343 |
| Related companies | | | | |
| (Related by way of common directors) | | | | |
| Takenaka Corporation | 219,627 | 234,214 | - | - |
| Obayashi Corporation | 82,659 | 90,841 | - | - |
| Italthai Industrial Co., Ltd. | 219,084 | 127,986 | 84,582 | 69,600 |
| Siam Steel Syndicate Plc. | 127,756 | 123,111 | 127,756 | 123,111 |
| Nishimatsu Construction Co., Ltd. | 307,635 | 298,423 | - | - |
| Italthai Engineering Co., Ltd. | 186,927 | 228,173 | 183,677 | 224,241 |
| Charoong Thai Wire & Cable Plc. | 107,454 | 90,812 | 105,873 | 89,813 |
| Nawarat Patanakarn Plc. | 93,987 | 90,255 | 80,773 | 77,983 |
| Toyo-Thai Corporation Ltd. | 1,807 | 2,846 | 1,807 | 2,846 |
| Thai Rent All Co., Ltd. | 42,041 | 39,188 | 41,698 | 38,891 |
| Amarine Estate Co., Ltd. | 21,811 | 24,720 | 21,811 | 24,720 |
| Siam Fiber Optics Co., Ltd. | 18,256 | 15,775 | 18,256 | 15,775 |
| Others | 3,948 | 9,196 | 1,160 | 5,450 |
| Total | 1,432,992 | 1,375,540 | 667,393 | 672,430 |
| Outstanding balances and portion of other participants in joint ventures | | | | |
| IOT Joint Venture | 603 | 2,153 | - | - |
| I.C.C.T. Joint Venture | 105,665 | 105,665 | - | - |
| ITO Joint Venture | 6,564 | 6,457 | - | - |
| ITD - VIS Joint Venture | 1,741 | 2,321 | - | - |
| IN Joint Venture | 7,772 | 2,778 | - | - |
| Others | 619 | 618 | - | - |
| Total | 122,964 | 119,992 | - | - |
| Total | 1,711,780 | 1,678,456 | 1,386,320 | 1,540,355 |

## 14. SHORT - TERM LOANS AND ADVANCES FROM RELATED PARTIES

The outstanding balances as at 31 March 2009 and 31 December 2008 are as follows :

(Unit : Thousand Baht)

| | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| | 31 March 2009 | 31 December 2008 | 31 March 2009 | 31 December 2008 |
| Subsidiaries and Joint Ventures | | | | |
| (eliminated from consolidated financial statements) | | | | |
| ITD Cementation India Limited | - | - | - | 967 |
| ITD-ITDCEM JV | - | - | - | 1,087 |
| Total | - | - | - | 2,054 |
| Associated company | | | | |
| Thai Contractors Asset Co., Ltd. | 7,675 | 9,964 | - | - |
| Total | 7,675 | 9,964 | - | - |
| Related companies | | | | |
| Nam Theun 2 Power Co., Ltd. | 38,315 | 54,855 | - | - |
| Nawarat Patanakarn Plc. | 67,458 | 68,138 | - | - |
| Others | 167 | 673 | - | - |
| Total | 105,940 | 123,666 | - | - |
| Short - term loans and advances from related parties | 113,615 | 133,630 | - | 2,054 |

Significant movements in the short - term loans and advances from related parties for the three-month period ended 31 March 2009 are as follows :

(Unit : Thousand Baht)

| | 1 January 2009 | During the period | | 31 March 2009 |
|---|---|---|---|---|
| | | Increase | Decrease | |
| Associated company | | | | |
| Thai Contractors Asset Co., Ltd. | 9,964 | - | 2,289 | 7,675 |
| Total | 9,964 | - | 2,289 | 7,675 |

(Unit : Thousand Baht)

| | 1 January 2009 | During the period | | 31 March 2009 |
|---|---|---|---|---|
| | | Increase | Decrease | |
| Related companies | | | | |
| Nam Theun 2 Power Co., Ltd. | 54,855 | - | 16,540 | 38,315 |
| Nawarat Patanakarn Plc. | 68,138 | - | 680 | 67,458 |
| Others | 673 | - | 506 | 167 |
| Total | 123,666 | - | 17,726 | 105,940 |
| Net | 133,630 | - | 20,015 | 113,615 |

## 15. LONG - TERM LOANS

As at 31 March 2009 and 31 December 2008, the Company and its subsidiaries have outstanding long - term loans as follows :

(Unit : Thousand Baht)

| | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| | 31 March 2009 | 31 December 2008 | 31 March 2009 | 31 December 2008 |
| Outstanding balance at 31 March 2009 | 6,479,440 | 6,983,073 | 5,098,194 | 5,382,398 |
| Less : Current portion | (2,115,463) | (2,282,580) | (1,619,428) | (1,546,760) |
| Net | 4,363,977 | 4,700,493 | 3,478,766 | 3,835,638 |

Movements in the long-term loans during the three-month period ended 31 March 2009 are summarized below :

(Unit : Thousand Baht)

| | CONSOLIDATED F/S | SEPARATE F/S |
|---|---|---|
| Balance as at 1 January 2009 | 6,983,073 | 5,382,398 |
| Add : Additional borrowings | 61,347 | 54,547 |
| Less : Repayment | (516,149) | (311,200) |
| Less : Translation adjustment | (48,831) | (27,551) |
| Balance as at 31 March 2009 | 6,479,440 | 5,098,194 |

The Company entered into loan agreement with a foreign bank for purchase of machineries amounting to EUR 14.10 million for which EUR 1.18 million or equivalent to Baht 54.55 million has been drawndown. This loan bears interest per annum at EURIBOR.

The Company and subsidiaries have registered the mortgages of part of their land and construction thereon with a net carrying value as at 31 March 2009 of Baht 845.61 million (31 December 2008 : Baht 862.39 million) and the deeds of hypothecation of certain machinery located overseas as collaterals for loans.

The loans of the Company and its subsidiaries bear interest at the rate of minimum loan rate (MLR).

In addition, the loan agreement contains covenants relating to various matters such as the payment of dividend and limitations on the provision of loans.

As at 31 March 2009 and 31 December 2008, the long-term credit facilities of the Company have not yet been drawndown amounting to Baht 792.08 million and Baht 904.75 million, respectively.

As at 31 March 2009, the Company was unable to maintain some financial ratio as stipulated in the loan agreement. However, management believes that the Company will receive the consent from bank to relieve the maintenance of such financial ratio.

## 16. DEBENTURES - NET

The movement of debentures during the three-month period ended 31 March 2009 in the consolidated and separate financial statements is as follows :

| | Thousand Baht |
|---|---|
| Balance at 1 January 2009 | 2,697,352 |
| Amortization of costs of issuing debentures | 1,513 |
| Current portion | (706,139) |
| Balance at 31 March 2009 | 1,992,726 |

## 17. CONVERTIBLE DEBENTURES - NET

The movement of convertible bonds during the three-month period ended 31 March 2009 in the consolidated and separate financial statements is as follows :

| | Thousand Baht |
|---|---|
| Balance at 1 January 2009 | 4,830,231 |
| Amortization of costs of issuing convertible debentures | 4,886 |
| Unrealised losses on exchange rates | (565) |
| Balance at 31 March 2009 | 4,834,552 |

No potential dilution in earnings per share arose from the convertible debentures, because the average share price during this year was lower than the exercise price.

The Company entered into various hedge agreements to hedge foreign currency and interest rate risks.

The Company presented part of accrued interest for convertible bond to be paid to the debentureholders when they exercise the right to convert to common shares separately.

## 18. RELATED PARTY TRANSACTIONS

During the period, the Company and its subsidiaries had significant business transactions with related parties, which have been concluded on commercial terms and bases agreed upon in the ordinary course of businesses between the Company and those companies, as follow :

| | Transfer pricing policy |
|---|---|
| Turn-key construction service income | Cost plus margin |
| Construction service income, not including the procurements of materials | Cost or cost plus margin |
| Land rental income | Mutually agreed |
| Sales of equipment | Cost or mutually agreed |
| Sales of investment | Market price |
| Purchases of construction materials | Approximate market price |
| Turn-key construction expenses | Cost plus margin |
| Hire of construction services, not including procurements of materials | Cost |
| Purchases of investment | Approximate net book value |
| Interest on loans | Mutually agreed rate |

Below is a summary of significant related party transactions during the period :-

(Unit : Million Baht)

| | CONSOLIDATED | | SEPARATE F/S | |
|---|---|---|---|---|
| | For the three-month periods ended 31 March | | | |
| | 2009 | 2008 | 2009 | 2008 |
| Transactions with subsidiaries and joint ventures | | | | |
| Construction services, sales income and other income | - | - | 390 | 577 |
| Sales of equipment | - | - | 5 | 31 |
| Purchases of construction materials and services | - | - | 182 | 252 |
| Transactions with associated companies | | | | |
| Construction services, sales income and other income | 35 | 32 | 20 | 32 |
| Purchases of construction materials and services | 15 | 46 | 13 | 22 |
| Transactions with related companies | | | | |
| Construction services, sales income and other income | 502 | 1,009 | 132 | 229 |
| Sales of equipment | 4 | - | 2 | - |
| Purchases of construction materials and services | 342 | 259 | 269 | 157 |
| Purchases of equipment | 16 | 1 | 15 | 1 |

During the period, a subsidiary company diversified its business by providing specialist to assist a related company to do mine development. Such subsidiary company received a fee of Baht 30.00 million for the first time.

Furthermore, the Company also has significant transactions with its related parties in respect of loans and advances.

The outstanding balances of the above transactions are presented as separate items in the balance sheet.

Loans from directors

As at 31 March 2009, an indirect subsidiary company have loans from directors amounting to Baht 164.19 million (31 December 2008 : Baht 159.23 million) which amount of Baht 17.31 million (31 December 2008 : Baht 11.51 million) bears interest at the rate of MLR per annum.

## 19. EXPENSES BY NATURE

Significant expenses by nature are as follows :

(Unit : Thousand Baht)

| | CONSOLIDATED | | SEPARATE F/S | |
|---|---|---|---|---|
| | For the three-month periods ended 31 March | | | |
| | 2009 | 2008 | 2009 | 2008 |
| Salary, wages and other employee benefits | 1,697,317 | 1,642,710 | 1,221,534 | 1,190,119 |
| Depreciation | 585,707 | 503,831 | 339,011 | 323,262 |
| Amortisation | 13,450 | 9,295 | 10,743 | 6,570 |
| Rental expenses | 217,191 | 282,410 | 140,433 | 129,013 |
| Raw materials and supply used | 4,053,087 | 4,464,168 | 2,491,354 | 2,888,402 |

## 20. GUARANTEES

As at 31 March 2009 and 31 December 2008, the Company has outstanding guarantees of approximately Baht 24,854.75 million and Baht 28,799.47 million, respectively, issued by financial institutions on behalf of the Company, its subsidiaries, and its joint ventures in respect of certain performance bonds required in the normal course of businesses. The Company does not expect to have loss from these guarantees.

As at 31 March 2009 and 31 December 2008, the Company had outstanding guarantees of approximately Baht 8,668.77 million and Baht 8,670.30 million, respectively, issued to financial institutions and its ventures to collateralize credit facilities granted by those financial institutions and joint venture partners to subsidiaries, associated, related companies and joint ventures. The Company issued guarantees in proportion to its shareholding (except for Italthai Trevi Co., Ltd., Italthai Marine Co., Ltd., Aquathai Co., Ltd., Sarithorn Co., Ltd, Asian Steel Product Co., Ltd., and ITD Cementation India Limited for which the Company issued full guarantees for the credit facilities). The Company does not expect to have loss from these guarantees.

## 21. COMMITMENT

21.1 Under the facility agreement between the Company and the SPV, the Company is obliged to extend loans to the SPV for amounts equal to the principal and interest which have to be paid to the creditors. As at 31 March 2009, the outstanding balance of loans amounted to Baht 927.73 million.

21.2 As at 31 March 2009, the Company and joint ventures had the outstanding commitments with major subcontractors, classified by currencies, as follows :

(Unit : Million Baht)

| | Baht equivalent | |
|---|---|---|
| | CONSOLIDATED F/S | SEPARATE F/S |
| Currency | | |
| Baht | 3,544 | 3,330 |
| NTD | 2,443 | 2,443 |
| USD | 141 | - |
| INR | 1,699 | 1,699 |

21.3 As at 31 March 2009, the Company, its subsidiaries and its joint ventures had the following outstanding commitments, proportionately, of the Company in respect of purchases of materials, machinery and software and related services:

(Unit : Million Baht)

| | Baht equivalent | |
|---|---|---|
| | CONSOLIDATED F/S | SEPARATE F/S |
| Currency | | |
| Baht | 390 | 275 |
| EUR | 7,958 | 101 |
| USD | 3,713 | 29 |
| INR | 246 | 10 |
| SEK | 293 | - |
| NOK | 56 | - |
| NTD | 1 | 1 |

21.4 As at 31 March 2009, the Company had outstanding commitment of USD 45.54 million in respect of uncallable portion of investments in a associated company and two related companies, and uncallable portion of investments in a subsidiary company of Baht 0.75 million.

## 22. CONTINGENT LIABILITIES

a) During the year 1997, the Company and seven other parties were jointly sued for compensation totaling approximately Baht 655.00 million. On 30 December 2005, the Court of First Instance ordered the defendant to pay of damages, amounting to Baht 440.00 million, plus interest at the rate of 7.50 percent per annum from 11 June 1992 to the payment date. On 17 March 2006, the Company submitted an appeal and a petition to stay execution to the order of the Court - Chonburi Province. Copies of the appeal and the petition have been considered to the plaintiff. Currently the outcome of the case has not yet been known. The Company believes that there will be no damage from such case. The Company therefore, has not set up any provision in its accounts.

b) On 7 March 2003, a court case was brought against a subsidiary company claiming for compensation totaling approximately Baht 126.00 million for alleged negligence in driving sheet piles on top of pipelines belonging to a third party company, resulting in damage to its property. On 22 September 2006, the Court of First Instance ordered the subsidiary to pay damages amounting to Baht 92.00 million together with court fees. On 20 December 2006, the subsidiary submitted an appeal and a petition to stay execution of the order to the Civil Court. Copies of the appeal and the petition have been considered to the plaintiff. So far the outcome of the case has not yet been known. However, the management of subsidiary company assessed the situation and feel that it is a high chance for the subsidiary to be responsible for such claims for damage. The subsidiary company therefore, set up full allowance for damage in its accounts.

c) Since the year 2000, certain customers of the Company have taken legal actions against the Company, subsidiary company, and joint venture for breach of service agreements, claiming compensation totaling approximately Baht 353.52 million. The cases are currently pending for judgment from the Civil Courts amount of Baht 219.04 million and pending for the adjustment of arbitrator amount of Baht 134.48 million. Management is of the opinion that such lawsuits are a normal part of business and some are brought without proper justification grounds, and believes that no material liabilities will be incurred as a result of the lawsuits discussed above. Therefore, the Company has not set provision for those in the accounts.

## 23. FINANCIAL INFORMATION BY SEGMENT

The operations of the Company, its subsidiaries and its joint ventures for the three-month periods ended 31 March 2009 and 2008 are mainly engaged in a single industry segment, turn - key construction services, and are conducted in the following geographical segments.

(Unit : Million Baht)

| | Consolidated | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | For the three-month periods ended 31 March 2009 and 2008 | | | | | | | | | |
| | Local | | Overseas | | Total | | Elimination | | Grand total | |
| | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 |
| Revenues from construction services | 5,879 | 6,018 | 4,968 | 5,267 | 10,847 | 11,285 | (386) | (305) | 10,461 | 10,980 |
| Revenues from sales and services | 469 | 642 | - | - | 469 | 642 | (136) | (198) | 333 | 444 |
| Gross profit | 501 | 528 | 42 | 255 | 543 | 783 | - | - | 543 | 783 |
| Interest income | | | | | | | | | 39 | 23 |
| Gain on exchange rate | | | | | | | | | 52 | - |
| Other income | | | | | | | | | 236 | 99 |
| Selling expenses | | | | | | | | | (11) | (6) |
| Administrative expenses | | | | | | | | | (291) | (460) |
| Director and executive compensation | | | | | | | | | (15) | (15) |
| Loss on exchange rate | | | | | | | | | - | (68) |
| Reversal of allowance (allowance) for doubtful accounts | | | | | | | | | 83 | 10 |
| Allowance for impairment and contingent liabilities | | | | | | | | | (9) | - |
| Share of profit (loss) from investments accounted for by equity method | | | | | | | | | (33) | 7 |
| Financial expenses | | | | | | | | | (522) | (320) |
| Income tax | | | | | | | | | (70) | (23) |
| Minority interests | | | | | | | | | 7 | 37 |
| Net income for the period | | | | | | | | | 9 | 67 |

(Unit : Million Baht)

| | As at 31 March 2009 and 31 December 2008 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Local | | Overseas | | Total | | Elimination | | Grand total | |
| | 31 Mar 2009 | 31 Dec 2008 | 31 Mar 2009 | 31 Dec 2008 | 31 Mar 2009 | 31 Dec 2008 | 31 Mar 2009 | 31 Dec 2008 | 31 Mar 2009 | 31 Dec 2008 |
| Property, plant and equipment - net | 12,043 | 12,295 | 3,191 | 3,219 | 15,234 | 15,514 | - | - | 15,234 | 15,514 |
| Other assets | 36,151 | 36,278 | 14,438 | 15,401 | 50,589 | 51,679 | (9,817) | (9,963) | 40,772 | 41,716 |
| Total assets | 48,194 | 48,573 | 17,629 | 18,620 | 65,823 | 67,193 | (9,817) | (9,963) | 56,006 | 57,230 |

## 24. FINANCIAL INSTRUMENTS

### *Foreign currency risk*

The Company has exposure to foreign currency risk from trading transactions and borrowings that are denominated in foreign currencies. The Company seeks to reduce this risk by entering into forward exchange contracts when it considers appropriate. Generally, the forward contracts mature within one year.

The balances of financial assets and liabilities denominated in foreign currencies as at 31 March 2009 are summarized below :

| Foreign currency | Financial assets | Financial liabilities | Average exchange rate as at 31 March 2009 |
|---|---|---|---|
| | (Million) | (Million) | (Baht per 1 foreign currency unit) |
| USD | 25 | 150 | 35.5270 |
| JPY | 141 | 498 | 0.3624 |
| EUR | - | 14 | 47.0201 |
| VND | 1,338 | 7,810 | 0.0020 |
| INR | 14 | - | 0.6928 |

Forward exchange contracts which remain outstanding on 31 March 2009 are summarized below :

| Currency | Balance (Million) | Forward contract exchange rate |
|---|---|---|
| JPY (buy) | 136 | 0.3713 |
| EUR (buy) | 12 | 46.8175 – 48.4400 |
| GBP (buy) | 2 | 49.8400 – 61.6200 |
| NOK (buy) | 7 | 5.7850 – 5.8485 |
| SEK (buy) | 16 | 3.9900 – 5.0245 |
| USD (sell) | 75 | 31.5322 – 35.7550 |

Below is the summary of the Group's foreign currency denominated assets and liabilities as at 31 March 2009 which were unhedged.

| | CONSOLIDATED F/S (Net) | | | | | |
|---|---|---|---|---|---|---|
| | EUR Million | USD Million | JPY Million | VND Million | INR Million | NOK Million |
| Assets in foreign currency | 2 | 25 | 274 | 1,338 | 14 | - |
| Trade accounts payable | 4 | 25 | 863 | 21 | - | 4 |
| Hire - purchase payables | - | - | 498 | - | - | - |
| Advances received from customers under construction contracts | - | - | - | 7,789 | - | - |
| Loans from financial institutions | 14 | - | - | - | - | - |

| | SEPARATE F/S (Net) | | | | |
|---|---|---|---|---|---|
| | EUR | USD | JPY | VND | INR |
| | Million | Million | Million | Million | Million |
| Assets in foreign currency | - | 25 | 141 | 1,338 | 14 |
| Trade accounts payable | - | - | - | 21 | - |
| Hire - purchase payables | - | - | 498 | - | - |
| Advances received from customers under construction contracts | - | - | - | 7,789 | - |
| Loans from financial institutions | 14 | - | - | - | - |

In addition, the Company and subsidiaries have foreign currency exposure risk with respect to their investments in subsidiaries, joint ventures and associated companies in overseas which are not covered by the hedges against foreign currency risk.

## 25. OTHERS

a) On 14 February 2007, the Company and a joint venture received a letter from the NAEC to give the full cooperation with the investigation committee to investigate the cracks on the runways and taxiways at Suvarnabhumi Airport which the Company and the joint venture participated in the construction and installation of equipment. So far the Company and the joint venture have not received any accusation for the damages. The Company's management believes that the cracks on the runways and taxiways are not the fault from the poor performance of the construction undertaken by the Joint Ventures.

b) A subsidiary company obtained the notice to change an electric cable in accordance with agreement with Government Enterprise, but the Company management does not expect to incur the significant loss.

## 26. SUBSEQUENT EVENT

In April and May 2009, Nam Thuen 2 Power Co., Ltd. called for addition paid-up share capital, totalling USD 1.45 million and USD 4.29 million, respectively.

## 27. RECLASSIFICATION

Certain amounts in the interim financial statements for the three-month period ended 31 March 2008, presented for comparative purpose, were reclassified to conform with interim financial statements for the three-month period ended 31 March 2009 presentation.

## 28. APPROVAL OF FINANCIAL STATEMENTS

These financial statements were authorized by the Company's authorized director on 15 May 2009.


Grant Thornton

Grant Thornton



Auditor's Report and Financial Statements of

**Italian-Thai Development Public Company Limited and Subsidiaries**

For the Year Ended 31 December 2008



Grant Thornton

# REPORT OF THE INDEPENDENT AUDITOR

**Grant Thornton Limited**
18th Floor Capital Tower
All Seasons Place
87/1 Wireless Road Lumpini
Pathumwan Bangkok 10330 Thailand

T +66 2 205 8222
F +66 2 654 3339
www.grantthornton.co.th

To the Shareholders of Italian-Thai Development Public Company Limited

I have audited the accompanying consolidated balance sheet as at 31 December 2008 and 2007 of Italian-Thai Development Public Company Limited and subsidiaries, and the related consolidated statements of income, consolidated statements of changes in shareholders' equity and cash flows for the years then ended. I have also audited of the separate balance sheet as at 31 December 2008 and 2007 of Italian-Thai Development Public Company Limited, and the related separate statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. My responsibility is to express an opinion on these financial statements based on my audits. I did not audit the financial statements of two overseas project offices, two overseas branches, two overseas subsidiaries and six overseas joint ventures with total assets as at 31 December 2008 and 2007 of Baht 16,516 million and Baht 14,897 million, respectively, and total revenues for the years ended 31 December 2008 and 2007 of Baht 16,926 million and Baht 12,835 million, respectively. Such total assets and revenues as included in the consolidated financial statements were based on financial statements audited by other auditors whose reports have been furnished to me. The two overseas project offices, and two overseas branches' financial statements with total assets as at 31 December 2008 and 2007 of Baht 1,843 million and Baht 1,528 million, respectively, and total revenues for the years ended 31 December 2008 and 2007 of Baht 2,099 million and Baht 390 million, respectively, as included in the separate financial statements of Italian – Thai Development Public Company Limited, were audited by other auditors whose reports have been furnished to me. My report, in so far as it relates to those overseas branches, subsidiaries and joint ventures, are based on the reports of those other auditors.

Except for the matters discussed in the third, fourth and fifth paragraphs, I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits, together with the reports of the other auditors as discussed in the first paragraph, provide a reasonable basis for my opinion.



Grant Thornton

The consolidated financial statements for the year ended 31 December 2008 include unbilled receivables of a Joint Venture, proportionate to the Company of Baht 710 million which represent the revenues for work done to one local customer (government enterprise) but have not been certified to accept the work beyond the normal period of certification. This was explained as an effect from the change in the management of such government enterprise. As a result, the Joint Venture has not been able to determine the age of the collection of such receivables. Currently, the Joint Venture is rectifying the situation to make the collection.

Based on the audit report of other auditor of an overseas subsidiary and a joint venture, trade accounts receivable as at 31 December 2008 and 2007 include claims of Baht 303 million and Baht 359 million, respectively, recognized in the earlier years, which has been disputed by the customer. Of these claims, the arbitrator had issued a verdict in favour of the subsidiary of Baht 117 million and Baht 139 million, respectively. However, the total amount has still been disputed by the customer. Trade accounts receivable of such subsidiary and joint venture as at 31 December 2008 and 2007 also include Baht 245 million and Baht 370 million, respectively, billed for interim work done but have not been certified to accept the work by customers beyond the normal period of certification. Considering the nature of the subsidiary's and joint venture's businesses, the management is unable to determine the age of the collection of such interim work. Currently, the subsidiary company and joint venture are rectifying the situation to make the collection.

Based on the audit report of other auditor of an oversea project office, the project office is in the process of reassessing the budgeted cost from the fluctuation in material costs and many significant factors affecting the costs originally estimated. Such revision in the budgeted costs may impact the percentage of completion and unbilled revenue and the provision for foreseeable loss that could not presently be determined. However, the Company's management believes that the effect from the revision of the budgeted costs of the project office will not be significant to the consolidated financial statements since the Company has already recorded some allowances for losses on construction project in the consolidated financial statements.

Based on my audits and the reports of other auditors, except for the effects on the consolidated financial statements for the years ended 31 December 2008 and 2007, which may occur and cannot presently be determined, of the matters discussed in the third, fourth and fifth paragraphs which depends on the future judicial process and the certification of work done by the subsidiary and joint venture in the future, and the adjustment for the costs of construction project of overseas project office for which I and other auditors can not presently determine due to scope limitation imposed by circumstances, the financial statements referred to above present fairly, in all materials respects, the consolidated financial position as at 31 December 2008 and 2007 and the consolidated results of operations and cash flows for the years then ended of Italian-Thai Development Public Company Limited and subsidiaries, and the separate financial position as at 31 December 2008 and 2007 and the results of operations and cash flows for the year then ended of Italian-Thai Development Public Company Limited, in conformity with generally accepted accounts principles.



Grant Thornton

Without modifying my opinion above, I draw attention to the followings:

1) As discussed in Note 43 to the financial statements, at the beginning of 2007, the Company and a local joint venture received a letter from The National Assets Examination Committee (NAEC) informing the appointment of the inspection subcommittee and inspection responsibilities to investigate the facts on the procurement of a baggage-handling system and the CTX bomb scanners for Suvarnabhumi Airport, and the inspection for cracks on the runways and taxiways at Suvarnabhumi Airport. The Company so far has not received any claim for damages. The management believes that the Company and its joint venture referred to above do not have to be responsible for any damage.

2) As discussed in Note 15 to the financial statements, the Company has investment in a potash mine project of Baht 3,236 million that the request for mining license is being processed. Currently, the government agree to set up the national committee consist of represent from Ministry of Industry, Ministry of Interior, Ministry of Natural Resources and Environment, Ministry of Public Health and Ministry of Social Development and Human Security to consider the process to resolve the potash mining operations in Udonthani to make the progress and generate the benefits. The Company's management believes that this project will generate benefits both for nearby areas and for the country, and the project will be approved by the government and operational as planned since the Ministry of Finance has jointly invested in this project for 10% of the total registered capital. The management of the Company believes that there will not be any impairment in the value of investment.

3) As discussed in Note 3 to the financial statements, the retained earnings as at 1 January 2008 in the consolidated financial statements have been restated to account for the write-off of negative goodwill of Baht 10.0 million as a result of the change in accounting policy.



**MR. SOMCKID TIATRAGUL**

Certified Public Accountant

Registration No. 2785

Bangkok, Thailand

2 March 2009

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 31 DECEMBER 2008 AND 2007

(Unit : Thousand Baht)

| | Notes | CONSOLIDATED F/S 2008 | CONSOLIDATED F/S 2007 | SEPARATE F/S 2008 | SEPARATE F/S 2007 |
|---|---|---|---|---|---|
| ASSETS | | | | | |
| **CURRENT ASSETS** | | | | | |
| Cash and deposits with banks | 7 | 4,047,216 | 2,969,513 | 2,624,754 | 1,188,599 |
| Restricted deposits with banks | 8 | 507,290 | 633,527 | 469,053 | 554,824 |
| Short-term investment | | 479 | 467 | - | - |
| Current portion of promissory notes receivable | 9 | 300,000 | - | 300,000 | - |
| Trade accounts receivable - unrelated parties - net | 10 | 8,484,719 | 5,882,996 | 3,536,845 | 2,920,115 |
| Trade accounts receivable - related parties - net | 11 | 1,129,006 | 1,289,470 | 1,391,432 | 1,881,962 |
| Short-term loans and advances to related parties - net | 12 | 96,728 | 6,594 | 1,440,875 | 1,556,240 |
| Earned revenues not yet billed | | 10,501,685 | 11,869,519 | 5,145,546 | 5,687,040 |
| Retentions receivable due within one year | | 1,544,563 | 1,525,881 | 1,105,656 | 1,105,230 |
| Inventories and work in progress - net | 13 | 4,254,802 | 3,332,214 | 1,508,080 | 1,354,013 |
| Other current assets | | | | | |
| Income tax withheld at sources | | 1,242,651 | 1,496,000 | 523,574 | 972,984 |
| Refundable value added tax | | 372,564 | 266,392 | 45,574 | 66,064 |
| Advances for purchases of machine, materials, and land awaiting development | | 920,695 | 887,402 | 257,557 | 322,793 |
| Current portion of receivable from sale of land | | 178 | 6,222 | - | - |
| Others | | 195,535 | 299,957 | 69,956 | 144,950 |
| **Total Current Assets** | | 33,598,111 | 30,466,154 | 18,418,902 | 17,754,814 |
| **NON - CURRENT ASSETS** | | | | | |
| Promissory notes receivable | 9 | 636,590 | 682,231 | 636,590 | 682,231 |
| Retentions receivable due after one year | | 80,553 | 57,891 | - | - |
| Advances to subcontractors | | 132,140 | 182,213 | 54,866 | 48,198 |
| Investments in subsidiaries, associated companies, and joint ventures - net | 14.1 | 370,599 | 249,824 | 8,012,644 | 7,804,765 |
| Other long - term investments - net | 14.2 | 1,576,335 | 1,410,604 | 1,563,159 | 1,379,369 |
| Investment in potash mining project | 15 | 3,236,149 | 3,236,149 | - | - |
| Investment cost lower than net book value of subsidiaries | 3 | - | (10,036) | - | - |
| Long - term loans and advances to related parties - net | 16 | 362,384 | 185,136 | 1,266,234 | 1,168,972 |
| Loan and advances to unrelated parties - net | 17 | 342,304 | 157,659 | 88,610 | 155,714 |
| Land held for sale and development - net | 18 | 558,220 | 559,190 | - | - |
| Property, plant and equipment - net | 19 | 15,513,511 | 15,006,526 | 9,971,897 | 10,150,728 |
| Deferred charges | | 7,616 | 18,147 | - | - |
| Goodwill | 20 | 500,086 | 500,086 | - | - |
| Other non - current assets | | 315,362 | 285,116 | 107,623 | 76,788 |
| **Total Non - Current Assets** | | 23,631,849 | 22,520,736 | 21,701,623 | 21,466,765 |
| **TOTAL ASSETS** | | 57,229,960 | 52,986,890 | 40,120,525 | 39,221,579 |

The accompanying notes form an integral part of the financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 31 DECEMBER 2008 AND 2007

(Unit : Thousand Baht)

| | Notes | CONSOLIDATED F/S 2008 | CONSOLIDATED F/S 2007 | SEPARATE F/S 2008 | SEPARATE F/S 2007 |
|---|---|---|---|---|---|
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | | |
| **CURRENT LIABILITIES** | | | | | |
| Bank overdrafts and short - term loans from financial institutions | 21 | 7,353,305 | 4,974,288 | 3,042,164 | 3,493,462 |
| Current portion of liabilities under trust receipts | | 267,923 | 261,560 | 148,210 | 109,980 |
| Trade accounts payable - unrelated parties | | 7,870,720 | 6,684,477 | 4,780,923 | 3,744,453 |
| Receipts in excess of contracts work in progress | | 191,725 | 869,603 | 191,725 | 869,603 |
| Trade accounts payable - related parties | 22 | 1,678,456 | 1,439,394 | 1,540,355 | 1,356,395 |
| Short-term loans and advances from related parties | 23 | 133,630 | 449,829 | 2,054 | - |
| Current portion of advances from customers under construction contracts | | 4,919,323 | 3,639,215 | 1,407,440 | 2,079,742 |
| Current portion of hire purchases payable | 24 | 421,629 | 385,188 | 337,195 | 363,526 |
| Current portion of long-term notes payable | 9 | 300,000 | - | 300,000 | - |
| Current portion of long-term loans | 25 | 2,282,580 | 1,689,872 | 1,546,760 | 1,149,269 |
| Current portion of debentures | 26 | 705,837 | 1,055,627 | 705,837 | 1,055,627 |
| Other current liabilities | | | | | |
| Income tax payable | | 122,957 | 112,600 | - | 4,379 |
| Value added tax payable | | 68,633 | 60,159 | 60,208 | 62,180 |
| Accrued expenses | | 1,107,796 | 1,505,211 | 345,091 | 359,929 |
| Reserve for project expenses | | 4,900 | 25,508 | 4,900 | 25,508 |
| Allowance for contingent liabilities | | 612,822 | 337,304 | 612,822 | 337,304 |
| Advance received for land purchase | | 12,555 | 206,887 | - | - |
| Accounts payable to related parties - for purchase of investments | | 62,484 | 62,484 | 56,809 | 56,809 |
| Retentions payable | | 502,348 | 521,436 | 341,791 | 369,668 |
| Loan from directors | 29 | 161,743 | 181,907 | - | - |
| Others | | 1,122,716 | 692,900 | 289,466 | 208,657 |
| **Total Current Liabilities** | | 29,904,082 | 25,155,449 | 15,713,750 | 15,646,491 |
| **NON - CURRENT LIABILITIES** | | | | | |
| Liabilities under trust receipts - net of current portion | | 2,055 | 23,732 | 2,055 | 23,732 |
| Advances from customers under construction contracts - net of current portion | | 817,440 | 1,538,846 | 205,046 | 482,327 |
| Hire - purchases payable - net of current portion | 24 | 573,455 | 497,736 | 223,843 | 470,261 |
| Long-term notes payable | 9 | 636,590 | 682,231 | 636,590 | 682,231 |
| Long-term loans - net of current portion | 25 | 4,700,493 | 5,534,909 | 3,835,638 | 4,272,537 |
| Debentures - net | 26 | 1,991,515 | 704,565 | 1,991,515 | 704,565 |
| Convertible debentures - net | 27 | 4,830,231 | - | 4,830,231 | - |
| Accrued interest on convertible debentures | 27 | 102,320 | | 102,320 | |
| Reserve for project expenses - net of current portion | | - | 4,900 | - | 4,900 |
| Deferred gain on transferring assets to special purpose vehicle | 38.1 | 229,574 | 229,574 | 229,574 | 229,574 |
| Allowance for contingent liabilities - net of current portion | | 76,837 | 1,025,217 | 76,837 | 1,025,217 |
| Allowance for losses on construction projects | 28 | 639,964 | 567,160 | 628,176 | 567,160 |
| Other non - current liabilities | | 30,718 | 205,236 | 78,335 | 162,693 |
| **Total Non - Current Liabilities** | | 14,631,192 | 11,014,106 | 12,840,160 | 8,625,197 |
| **TOTAL LIABILITIES** | | 44,535,274 | 36,169,555 | 28,553,910 | 24,271,688 |

The accompanying notes form an integral part of the financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 31 DECEMBER 2008 AND 2007

(Unit : Thousand Baht)

| | Notes | CONSOLIDATED F/S 2008 | CONSOLIDATED F/S 2007 | SEPARATE F/S 2008 | SEPARATE F/S 2007 |
|---|---|---|---|---|---|
| LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED) | | | | | |
| SHAREHOLDERS' EQUITY | | | | | |
| Share capital - ordinary share at Baht 1 par value | | | | | |
| Registered - 4,921,678,180 shares (2007 : 4,193,678,180 shares) | 27 | 4,921,678 | 4,193,678 | 4,921,678 | 4,193,678 |
| Issued and fully paid - up - 4,193,678,180 shares | | 4,193,678 | 4,193,678 | 4,193,678 | 4,193,678 |
| Share premium | | 5,515,363 | 5,515,363 | 5,515,363 | 5,515,363 |
| Unrealised gain (loss) on changes in value of investments | | (263,782) | 75,363 | (130,918) | 224,077 |
| Translation adjustments for foreign currency financial statements | | (609,057) | 52,841 | (252,381) | 32,657 |
| Surplus on dilution of investment in subsidiary company | | 149,586 | 149,586 | - | - |
| Retained earnings | | | | | |
| Appropriated - statutory reserve | 34 | 427,373 | 427,373 | 419,368 | 419,368 |
| Unappropriated | | 2,413,907 | 5,352,990 | 1,821,505 | 4,564,748 |
| **Equity attributable to the Company's shareholders** | | 11,827,068 | 15,767,194 | 11,566,615 | 14,949,891 |
| Minority interests - Equity attributable to minority shareholders of subsidiaries | | 867,618 | 1,050,141 | - | - |
| **Total Shareholders' Equity** | | 12,694,686 | 16,817,335 | 11,566,615 | 14,949,891 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | | 57,229,960 | 52,986,890 | 40,120,525 | 39,221,579 |


Director


Director


ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
IT

The accompanying notes form an integral part of the financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE YEARS ENDED 31 DECEMBER 2008 AND 2007

(Unit : Thousand Baht)

| | | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|---|
| | Notes | 2008 | 2007 | 2008 | 2007 |
| **REVENUES FROM CONSTRUCTION WORK** | | | | | |
| Revenues from construction work | 29 | 42,854,526 | 45,622,502 | 24,644,379 | 29,315,696 |
| **Total revenue from construction work** | | 42,854,526 | 45,622,502 | 24,644,379 | 29,315,696 |
| **COSTS OF CONSTRUCTION WORK** | | | | | |
| Costs of construction work | 29 | 41,891,572 | 42,368,519 | 23,580,132 | 27,247,822 |
| Allowance for loss on construction work | 28 | 308,332 | 12,660 | 469,686 | 12,660 |
| **Total costs of construction work** | | 42,199,904 | 42,381,179 | 24,049,818 | 27,260,482 |
| **Gross income** | | 654,622 | 3,241,323 | 594,561 | 2,055,214 |
| Administrative expenses | 29 | (1,773,129) | (1,409,680) | (925,046) | (806,492) |
| Reversal of allowance (allowance) for doubtful accounts | | (231,743) | 41,886 | (91,314) | (57,296) |
| **Income (loss) from construction work** | | (1,350,250) | 1,873,529 | (421,799) | 1,191,426 |
| Share of loss from investments accounted for by equity method | | (1,054) | (7,249) | - | - |
| Dividend income and shares of profit from the joint ventures | | 74,591 | 86,371 | 79,901 | 307,239 |
| Loss from devaluation of investments | | - | (23,601) | (385) | (23,601) |
| Interest income | | 132,905 | 52,750 | 133,437 | 74,297 |
| Loss on exchange rate | | (294,219) | (164,665) | (24,200) | (135,648) |
| Other income | 43 | 636,823 | 749,995 | 476,096 | 644,071 |
| Allowance for project loss on related parties | | - | - | (1,466,343) | - |
| Allowance for impairment and contingent liabilities | | (27,670) | (30,893) | (27,670) | (30,893) |
| **Income (loss) from operations** | | (828,874) | 2,536,237 | (1,250,963) | 2,026,891 |
| Interest and financial expenses | | (1,743,775) | (1,298,561) | (1,199,092) | (765,064) |
| Income tax | 30 | (104,928) | (163,370) | - | (1,707) |
| **NET INCOME (LOSS)** | | (2,677,577) | 1,074,306 | (2,450,055) | 1,260,120 |
| Net income (loss) attributable to: | | | | | |
| Equity holders of the Company | | (2,655,931) | 1,010,734 | (2,450,055) | 1,260,120 |
| Minority interests | | (21,646) | 63,572 | - | - |
| | | (2,677,577) | 1,074,306 | (2,450,055) | 1,260,120 |
| **BASIC EARNINGS PER SHARE** | | | | | |
| Net income (loss) (Baht per share) | | (0.63) | 0.24 | (0.58) | 0.30 |
| **Weighted average number of ordinary shares** | | | | | |
| (Thousand shares) | | 4,193,678 | 4,193,678 | 4,193,678 | 4,193,678 |

The accompanying notes form an integral part of the financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2008 AND 2007

(Unit: Thousand Baht)

| CONSOLIDATED | Notes | Equity attributable to the Company's shareholders | | | | | | | Minority interests | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Issued and paid-up share capital | Share premium | Unrealised gain (loss) on changes in value of investments | Translation adjustments for foreign currency financial statements | Surplus on dilution of investment in subsidiary company | Retained earnings | | | |
| | | | | | | | Statutory reserve | Unappropriated | | |
| **Balance - as at 1 January 2007** | | 4,193,678 | 5,515,363 | 154,944 | (31,742) | - | 390,369 | 4,379,260 | 380,186 | 14,982,058 |
| Unrealised loss on changes in value of investments | | - | - | (79,581) | - | - | - | - | - | (79,581) |
| Translation adjustments for foreign currency financial statements | | - | - | - | 84,583 | - | - | - | 8,695 | 93,278 |
| Net income for the year | | - | - | - | - | - | - | 1,010,734 | - | 1,010,734 |
| Appropriation for legal reserve | 34 | - | - | - | - | - | 37,004 | (37,004) | - | - |
| Surplus on dilution of investment in subsidiary company | | - | - | - | - | 149,586 | - | - | - | 149,586 |
| Minority interests for the year | | - | - | - | - | - | - | - | 63,572 | 63,572 |
| Increase in minority interest from capital increase | | - | - | - | - | - | - | - | 607,496 | 607,496 |
| Dividend paid from subsidiary | | - | - | - | - | - | - | - | (9,808) | (9,808) |
| **Balance - as at 31 December 2007** | | 4,193,678 | 5,515,363 | 75,363 | 52,841 | 149,586 | 427,373 | 5,352,990 | 1,050,141 | 16,817,335 |
| **Balance - as at 1 January 2008** | | 4,193,678 | 5,515,363 | 75,363 | 52,841 | 149,586 | 427,373 | 5,352,990 | 1,050,141 | 16,817,335 |
| Negative goodwill written - off | 3 | - | - | - | - | - | - | 10,036 | - | 10,036 |
| Unrealised loss on changes in value of investments | | - | - | (339,145) | - | - | - | - | - | (339,145) |
| Translation adjustments for foreign currency financial statements | | - | - | - | (661,898) | - | - | - | (143,221) | (805,119) |
| Net loss for the year | | - | - | - | - | - | - | (2,655,931) | - | (2,655,931) |
| Dividend payment | 31 | - | - | - | - | - | - | (293,188) | - | (293,188) |
| Minority interests for the year | | - | - | - | - | - | - | - | (21,646) | (21,646) |
| Dividend paid from subsidiary | | - | - | - | - | - | - | - | (17,656) | (17,656) |
| **Balance - as at 31 December 2008** | | 4,193,678 | 5,515,363 | (263,782) | (609,057) | 149,586 | 427,373 | 2,413,907 | 867,618 | 12,694,686 |

The accompanying notes form an integral part of the financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)
FOR THE YEARS ENDED 31 DECEMBER 2008 AND 2007

(Unit: Thousand Baht)

| SEPARATE F/S | Notes | Issued and paid-up share capital | Share premium | Unrealised gain (loss) on changes in value of investments | Translation adjustments for foreign currency financial statements | Retained earnings | | Total |
|---|---|---|---|---|---|---|---|---|
| | | | | | | Statutory reserve | Unappropriated | |
| **Balance - as at 1 January 2007** | | 4,193,678 | 5,515,363 | 271,689 | 41,765 | 382,364 | 3,341,632 | 13,746,491 |
| Unrealised loss on changes in value of investments | | - | - | (47,612) | - | - | - | (47,612) |
| Translation adjustments for foreign currency financial statements | | - | - | - | (9,108) | - | - | (9,108) |
| Appropriation for legal reserve | 34 | - | - | - | - | 37,004 | (37,004) | - |
| Net income for the year | | - | - | - | - | - | 1,260,120 | 1,260,120 |
| **Balance - as at 31 December 2007** | | 4,193,678 | 5,515,363 | 224,077 | 32,657 | 419,368 | 4,564,748 | 14,949,891 |
| **Balance - as at 1 January 2008** | | 4,193,678 | 5,515,363 | 224,077 | 32,657 | 419,368 | 4,564,748 | 14,949,891 |
| Unrealised loss on changes in value of investments | | - | - | (354,995) | - | - | - | (354,995) |
| Translation adjustments for foreign currency financial statements | | - | - | - | (285,038) | - | - | (285,038) |
| Net loss for the year | | - | - | - | - | - | (2,450,055) | (2,450,055) |
| Dividend payment | 31 | - | - | - | - | - | (293,188) | (293,188) |
| **Balance - as at 31 December 2008** | | 4,193,678 | 5,515,363 | (130,918) | (252,381) | 419,368 | 1,821,505 | 11,566,615 |

The accompanying notes form an integral part of the financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2008 AND 2007

(Unit : Thousand Baht)

| | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| **Cash flows from operating activities** | | | | |
| Net income (loss) before taxation | (2,572,649) | 1,237,676 | (2,450,055) | 1,261,827 |
| **Adjustments to reconcile net income (loss) to net cash provided** | | | | |
| **from (used in) operating activities:-** | | | | |
| Unrealised loss (gain) on exchange rate | 298,884 | (2,854) | 93,153 | (1,731) |
| Dividend income and shares of profit from the joint ventures | (74,591) | (86,371) | (79,901) | (307,239) |
| Share of loss from investments accounted for by equity method | 1,054 | 7,249 | - | - |
| Allowance (reversal of allowance) for doubtful accounts | 231,743 | (41,886) | 91,314 | 57,297 |
| Loss from devaluation of investments | - | 23,601 | 385 | 23,601 |
| Depreciation and amortisation | 2,166,838 | 2,010,804 | 1,351,643 | 1,258,685 |
| Goodwill amortisation | - | 22,066 | - | - |
| Interest and financial expenses | 1,743,775 | 1,298,561 | 1,199,092 | 765,064 |
| Allowance for loss on construction work | 308,332 | 12,660 | 469,686 | 12,660 |
| Allowance for project loss on related parties | - | - | 1,466,343 | - |
| Allowance for impairment and contingent liabilities | 27,670 | 30,893 | 27,670 | 30,893 |
| **Net income from operating activities before changes in** | | | | |
| **operating assets and liabilities** | 2,131,056 | 4,512,399 | 2,169,330 | 3,101,057 |
| **Decrease (increase) in operating assets:-** | | | | |
| Trade accounts receivable - unrelated parties | (3,003,454) | 382,865 | (864,054) | 4,316 |
| Trade accounts receivable - related parties | 110,952 | (195,354) | (539,260) | (718,892) |
| Loans and advances to related parties | (132,550) | (71,388) | (551,941) | (228,007) |
| Earned revenues not yet billed | 1,089,373 | (2,374,408) | 541,494 | (266,894) |
| Retentions receivable | (739,921) | 208,220 | (700,127) | 173,026 |
| Inventories and work in progress | (649,902) | (458,506) | (154,067) | 133,647 |
| Refundable value added tax | (106,172) | (162,354) | 20,490 | (3,884) |
| Advances to subcontractors | 50,073 | 248,257 | (6,668) | 152,739 |
| Advances for purchases of machine, materials and | | | | |
| land awaiting development | (33,293) | (491,237) | 65,236 | (205,566) |
| Current portion of receivables from sale of land | 6,044 | 80,243 | - | - |
| Other current assets | 94,003 | (96,450) | 64,575 | (60,914) |
| **Increase (decrease) in operating liabilities:** | | | | |
| Trade accounts payable - unrelated parties | 1,097,496 | (399,907) | 1,036,470 | (603,119) |
| Trade accounts payable - related parties | 239,062 | 107,640 | 183,960 | 396,970 |
| Receipts in excess of contracts work in progress | (677,878) | 86,652 | (677,878) | 263,046 |
| Advances from customers under construction contracts | 558,702 | (995,581) | (949,583) | (1,795,278) |
| Value added tax payable | 8,474 | - | (1,972) | (28,265) |
| Accrued expenses | (419,363) | 273,119 | (36,786) | (94,671) |
| Reserve for project expenses | (25,508) | (48,342) | (25,508) | (48,342) |
| Advance received for land purchase | (194,332) | (18,021) | - | - |
| Retentions payable | (19,567) | 36,143 | (27,877) | 86,560 |
| Other current liabilities | 482,417 | 260,865 | 43,636 | (83,548) |
| Other liabilities | (410,046) | (21,390) | (493,028) | (34,964) |
| **Cash received (paid) from operations** | (544,334) | 863,465 | (903,558) | 139,017 |
| Income tax refund | 945,711 | 672,370 | 878,216 | 516,533 |
| Income tax payment | (789,378) | (783,457) | (433,185) | (464,087) |
| **Net cash provided from (used in) operating activities** | (388,001) | 752,378 | (458,527) | 191,463 |

The accompanying notes form an integral part of the financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED 31 DECEMBER 2008 AND 2007

(Unit : Thousand Baht)

| | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| **Cash flows from investing activities** | | | | |
| Decrease (increase) in cash at banks with maturity of more than three months and restricted deposits | 491,881 | (428,058) | 130,320 | (31,499) |
| Decrease (increase) in temporary investments | (12) | 39,555 | - | - |
| Decrease (increase) in loans and advances to unrealted parites | (184,645) | (19,717) | 67,104 | (17,772) |
| Increase in land held for sale and delopment | (271,716) | (42,950) | - | - |
| Increase in property, plant and equipment - net | (2,620,603) | (1,686,847) | (1,133,233) | (722,215) |
| Decrease (increase) in deferred charges | (665) | 61,889 | - | - |
| Increase in investments in subsidiaries and associated companies | (119,830) | (99,069) | (162,265) | (1,610,101) |
| Cash received from dividend and shares of profit from the joint ventures | 74,591 | 86,371 | 79,901 | 307,239 |
| Increase in other long-term investments | (504,876) | (54,134) | (538,785) | (27,386) |
| Decrease (increase) in other assets | (61,405) | 31,293 | (61,994) | 10,341 |
| **Net cash used in investing activities** | (3,197,280) | (2,111,667) | (1,618,952) | (2,091,393) |
| **Cash flows from financing activities** | | | | |
| Interest payment | (1,679,893) | (1,345,448) | (1,045,435) | (756,734) |
| Increase (decrease) in bank overdrafts and loans from financial institutions | 2,376,374 | 75,430 | (453,941) | 862,009 |
| Increase (decrease) in loans and advances from related parties | (316,199) | (503,564) | 2,054 | - |
| Increase in long-term loans | 12,651 | 1,596,520 | 214,951 | 1,388,731 |
| Increase (decrease) in hire - purchases payable | 56,437 | (135,665) | (328,472) | (164,434) |
| Increase (decrease) in liabilities under trust receipts | (15,314) | (95,885) | 16,553 | (194,250) |
| Increase (decrease) in loans from directors | (20,164) | 179,238 | - | - |
| Proceeds from monority interest from capital increase in subsidiary | - | 757,082 | - | - |
| Payment for redemption of debentures | (1,057,100) | - | (1,057,100) | - |
| Proceed from issuance of debentures | 1,990,184 | - | 1,990,184 | - |
| Proceed from issuance of convertible debentures | 4,797,615 | - | 4,797,615 | - |
| Dividend payment | (293,188) | - | (293,188) | - |
| Dividend paid by subsidiary company | (17,656) | (9,808) | - | - |
| **Net cash provided from financing activities** | 5,833,747 | 517,900 | 3,843,221 | 1,135,322 |
| Translation adjustment on foreign currency financial statements | (805,119) | 93,279 | (285,038) | (9,108) |
| **Net decrease in cash and cash equivalents** | 1,443,347 | (748,110) | 1,480,704 | (773,716) |
| **Cash and cash equivalents at beginning of year** | 2,564,162 | 3,312,272 | 1,104,360 | 1,878,076 |
| **Cash and cash equivalents at end of year (Note 7)** | 4,007,509 | 2,564,162 | 2,585,064 | 1,104,360 |
| **Supplemental cash flows information** | | | | |
| Non cash transactions:- | | | | |
| Unrealised gain on changes in value of investments | (339,145) | (79,581) | (354,995) | (47,612) |
| Transfer of receivable - unrelated party to notes receivable | (254,359) | (682,231) | (254,359) | (682,231) |
| Transfer land held for sale and development to inventories and work in progress | (272,686) | - | - | - |
| Transfer loan to related parties to investments in subsidiaries companies | - | - | 44,000 | 173,985 |

**ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES**
**NOTES TO FINANCIAL STATEMENTS**
**31 DECEMBER 2008 AND 2007**

## 1. GENERAL INFORMATION

Italian - Thai Development Public Company Limited ("the Company") is incorporated and domiciles in Thailand. The Company is principally engaged in the construction business. The Company has 3 overseas branches and 2 project offices. Its registered office address is 2034/132-161, New Petchburi Road, Kwaeng Bangkapi, Khet Huaykwang, Bangkok.

## 2. FINANCIAL CRISIS

The financial crisis experienced by the United States over the past year has had far reaching adverse effect on the global economy as evidenced by sharp falls in share prices worldwide, tight squeeze on credit, including interbank lending, failures of large financial institutions in the foreign countries, and reduced consumer confidence. The crisis has affected substantially business and financial plans of Thailand enterprises and asset values. Despite efforts made by governments of many countries and Thailand to contain the crisis and to remedy the financial liquidity to gain public confidence, it remains uncertain as to when the global economy will return to its normalcy. These financial statements have been prepared on the bases of facts currently known to the Company, and on estimates and assumptions currently considered appropriate by management. They therefore, could be adversely affected by an array of future events.

## 3. BASIS OF FINANCIAL STATEMENT PREPARATION

The accompanying financial statements have been prepared in accordance with the generally accepted accounting principles issued under the Accounting Act B.E. 2543 and the Federation of Accounting Professions Act B.E. 2547 and the regulations promulgated by the Securities Exchange Commission and the Stock Exchange of Thailand concerning the preparation and disclosure of financial information under the Securities Exchange Act B.E. 2535.

The financial statement are officially prepare in accordance with statutory requirement and in Thai language in accordance with accounting standards enermurated under the Accounting Profession Act B.E. 2547. The translation of these financial statements to other language must be in based on the Thai version.

The financial statements have been prepared on a historical cost basis except as otherwise disclosed in the accounting policies.

During year 2007, the Federation of Accounting Professions has announced various amendments to accounting standards, which are effective for the accounting periods beginning on or after 1 January 2008. The Company's management considers that there is no significant impact to the Company relating to the amended accounting standards except for TAS 43 (amendment 2007) "Business Combination" which states that the Company does not have to amortize the goodwill from business combination. Such goodwill is instead to be tested for impairment, and measured at cost less accumulated impairment losses. This accounting standard applies to goodwill arising from business combinations for which the agreement date is on or after 1 January 2008. Previously recognized goodwill can be accounted for prospectively, with the Company discontinuing the amortization of the goodwill and instead testing for impairment, as from the beginning of the first fiscal year starting on or after 1 January 2008. The standard also suggests the derecognition of negative goodwill at the beginning of the year, with a corresponding adjustment to the opening balance of retained earnings. The Company has, accordingly, changed its accounting policy for its negative goodwill by derecognizing the opening balance for negative goodwill of Baht 10.04 million against the retained earnings as at 1 January 2008.

The effect of the change in accounting policy on the consolidated financial statement for the year ended 31 December 2008 is to reduce the charge to the statement of income approximately Baht 22.78 million.

During the year 2008, the Federation of Accounting Professions has announced amendments to certain accounting standards, which are effective for the accounting periods beginning on or after 1 January 2009. The Company's management has assessed the effect of those amended accounting standards and believes that they will not significantly impact the Company's financial statements for the initial application of such standards.

## 4. BASIS OF CONSOLIDATION

**4.1** The consolidated financial statements include the financial statements of Italian-Thai Development Public Company Limited, its subsidiaries, and its jointly controlled joint ventures (applying the proportionate consolidated method) as follows : -

| Name of Entity | Country of incorporation | Percentage investment by the Company | |
|---|---|---|---|
| | | 2008 | 2007 |
| **Overseas subsidiaries** | | | |
| Myanmar ITD Co., Ltd. | Myanmar | 99.99 | 99.99 |
| PT. Thailindo Bara Pratama | Indonesia | 99.99 | 99.99 |
| ITD Cementation India Limited | India | 69.57 | 69.57 |
| **Local subsidiaries** | | | |
| Italian-Thai International Co., Ltd. | Thailand | 99.99 | 99.99 |
| Bhaka Bhumi Development Co., Ltd. | Thailand | 99.99 | 99.99 |
| Thai Pride Cement Co., Ltd. | Thailand | 99.99 | 99.99 |
| Sin Rae Muang Thai Co., Ltd. | Thailand | 99.99 | 99.99 |

| Name of Entity | Country of incorporation | Percentage investment by the Company | |
|---|---|---|---|
| | | 2008 | 2007 |
| Nha Pralan Crushing Plant Co., Ltd. | Thailand | 99.91 | 99.91 |
| Siam Concrete and Brick Products Co., Ltd. | Thailand | 99.70 | 99.70 |
| Italthai Marine Ltd. | Thailand | 86.96 | 86.96 |
| Italthai Trevi Co., Ltd. | Thailand | 80.45 | 80.45 |
| Asian Steel Product Co., Ltd. | Thailand | 69.90 | 69.90 |
| Thai Maruken Co., Ltd. | Thailand | 50.96 | 50.96 |
| Italian Thai Land Co., Ltd. | Thailand | 99.99 | 99.99 |
| Khunka Palangthai Co., Ltd. | Thailand | 61.48 | 61.48 |
| Palit Palangngan Co., Ltd. | Thailand | 74.93 | 74.93 |
| Palang Thai Kaowna Co., Ltd. | Thailand | 99.94 | 61.48 |
| Italian Thai Power Co., Ltd. | Thailand | 99.99 | 99.99 |
| Saraburi Construction Technology Co., Ltd. | Thailand | 99.93 | 99.93 |
| Asia Logistics Development Co., Ltd. | Thailand | 99.93 | - |
| Asia Industrial and Port Corporation Co., Ltd. | Thailand | 99.93 | - |
| **Indirect overseas subsidiaries** | | | |
| Italian-Thai Development (BVI) Co., Ltd. | British Virgin Islands | 99.99 | 99.99 |
| Servicescom Investment Ltd. | British Virgin Islands | 99.99 | 99.99 |
| Ayeyarwady Multitrade Co., Ltd. | Myanmar | 99.99 | 99.99 |
| ITD Cementation Projects India Limited | India | 99.99 | 99.99 |
| Koh Kong Power Light Co., Ltd. | Cambodia | 93.00 | - |
| **Indirect local subsidiaries** | | | |
| Aquathai Co., Ltd. | Thailand | 99.99 | 99.99 |
| Sarithorn Co., Ltd. | Thailand | 99.99 | 99.99 |
| Southern Industries (1996) Co., Ltd. | Thailand | 99.99 | 99.99 |
| **Overseas joint ventures** (proportionate consolidation): | | | |
| ITD – NCC Joint Venture (NT-2) | Laos | 60.00 | 60.00 |
| ITD – EGC Joint Venture | Taiwan | 55.00 | 55.00 |
| Shimizu – ITD Joint Venture (2) | Laos | - | 49.00 |
| Shimizu – ITD Joint Venture | Bangladesh | - | 40.00 |
| Joint Venture Evergreen – Italian-Thai – PEWC | Taiwan | 25.00 | 25.00 |
| Joint Venture between Italian-Thai Development Plc. And ITD Cementation India Limited | India | 20.00 | 20.00 |

| Name of Entity | Country of incorporation | Percentage investment by the Company | |
|---|---|---|---|
| | | 2008 | 2007 |
| ITD-Nawarat (L.L.C) | United Arab Emirates | 60.00 | 60.00 |
| ITD-ITDCEM JV | India | 51.00 | 51.00 |
| ITD-ITDCEM JV (Consortium) | India | 60.00 | - |
| **Local joint ventures** (proportionate consolidation) : | | | |
| ITD – VIS Joint Venture | Thailand | 65.00 | 65.00 |
| ITD – NSC Joint Venture | Thailand | 50.50 | 50.50 |
| The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH | Thailand | 60.00 | 60.00 |
| Joint Venture of Italian-Thai Development Plc. and Skanska Lundby Aktiebolag | Thailand | 60.00 | 60.00 |
| ITD – NCC Joint Venture | Thailand | 51.00 | 51.00 |
| IN Joint Venture | Thailand | 51.00 | 51.00 |
| ITO Joint Venture | Thailand | 40.00 | 40.00 |
| IOT Joint Venture | Thailand | 40.00 | 40.00 |
| ION Joint Venture | Thailand | 39.00 | 39.00 |
| IDS Joint Venture | Thailand | 35.00 | 35.00 |
| I.C.C.T. Joint Venture | Thailand | 25.00 | 25.00 |
| NWR, ITD, CNT & AS Joint Venture | Thailand | 25.00 | 25.00 |
| ITD – SQ JOINT VENTURE | Thailand | 50.00 | - |

**4.2** During the year 2008, there are significant changes as follows :

- The Company paid for share capital increase in Sin Rae Muang Thai Co., Ltd of Baht 27.06 million.
- The Company paid for share capital increase in Italian-Thai Power Co., Ltd of Baht 75.00 million.
- The Company purchase debts and share capital in Palang Thai Kaowna Co., Ltd from former shareholders. This increases the Company investment to 99.94% of share capital in Palang Thai Kaowna Co., Ltd.
- The Company invested in two new subsidiary companies, Asia Logistics Development Co., Ltd and Asia Industrial and Port Corporation Co., Ltd, to be engaged in the transportation business and seaport business, respectively, with registered share capital at Baht 1.00 million and Baht 1.00 million, respectively.

- The Company and Sahakol Equipment Co., Ltd entered into Joint Venture agreement on behalf of "ITD-SQ JOINT VENTURE" to be engaged in the overburden and lignite removal services at Mae Moh Mine (Phase 7). The Company's portion in the Joint Venture is 50.00% and Sahakol Equipment Co., Ltd is 50.00%.

- Shimizu – ITD Joint Venture (2) and Shimizu – ITD Joint Venture discontinued their business.

- A subsidiary company invested 30.00% in Allied Enterprise Co., Ltd. amounting to Baht 0.30 million.

- The Company paid for the increase in share capital of Thai Contractor Assets Co., Ltd which is related company of Baht 18.75 million.

- The Company paid for the increase in share capital of Sino Lao Aluminum Corporation Limited which is related company of Baht 106.50 million.

**4.3** The Company does not include the financial statements of Siam Pacific Holding Company Limited, which was established for the purpose of joint venture with a foreign partner company of which 46.69 percent and 4.30 percent (totaling 50.99 percent) of its shares are held by the Company and its subsidiaries, because the Company has no control over such companies and such companies are not considered as subsidiaries. There is no material effect on the consolidated financial statements for such exclusion.

**4.4** The financial statements of the overseas project offices, branches, subsidiaries and joint ventures are translated into Thai Baht with the exchange rates at the balance sheet date for assets and liabilities, and with the monthly average exchange rates as to revenues and expenses. The resultant differences are shown under the caption "Translation adjustment for foreign currency financial statements" under the shareholders' equity. It should not be construed that foreign financial statements will be realized at those rates.

**4.5** Material intercompany balances and intercompany transactions have been eliminated from the consolidated financial statements, except for intercompany profit which was included in inventories at the end of the year, which has insignificant effect to the consolidated financial statements.

**4.6** Minority interests represent the portion of a subsidiary's profit or loss and net assets that is not held by the Company.

**4.7** All subsidiaries and joint ventures have a reporting date 31 December and have been prepared with the same accounting policies as for the separate financial statements for the same accounting transactions or accounting events.

**4.8** Dilution gains that arise on shares issued by subsidiary and sold to third parties are recognised as surplus on dilution of investment in subsidiary company which is presented in shareholders' equity in consolidated financial statements.

**4.9** The Company's financial statements for the years ended 31 December 2008 and 2007 include the financial statements of two overseas project offices, two overseas branches, two overseas subsidiaries, and six joint ventures(2007 : five joint ventures) which were audited by their auditors. Their aggregate assets and revenues as included in the consolidated financial statements are as follows :

(Unit : Million Baht)

| | 2008 | | 2007 | |
|---|---|---|---|---|
| | Total assets | Total Revenues | Total assets | Total Revenues |
| KOLDAM project office | 1,366 | 830 | 1,678 | 1,209 |
| West Bengal Project office | 564 | 247 | 742 | 586 |
| Italian-Thai Development Public Co., Ltd. – Philippines Branch | 424 | 497 | 605 | 364 |
| Italian-Thai Development Public Co., Ltd. – Taiwan Branch | 1,419 | 1,602 | 923 | 26 |
| ITD Cementation India Co., Ltd. | 10,254 | 10,364 | 8,080 | 7,849 |
| PT. Thailindo Bara Pratama | 754 | 280 | 278 | 15 |
| ITD-Cemindia Joint Venture | 155 | 179 | 112 | 159 |
| ITD-ITDCEM JV | 1,673 | 2,210 | 707 | 516 |
| ITD-ITDCEM JV (Consortium) | 400 | 106 | - | - |
| ITD – EGC Joint Venture | 1,298 | 1,567 | 1,413 | 1,702 |
| Joint Venture Evergreen – Italian-Thai – PEWC | 7 | - | 7 | - |
| ITD-Nawarat (L.L.C) | 132 | 121 | 352 | 409 |
| Total | 18,446 | 18,003 | 14,897 | 12,835 |

**4.10** The financial statements for the year ended 31 December 2007 of three overseas joint ventures which are included in the consolidated financial statements were prepared by the management, and have not been audited by their auditors. Their aggregate assets as at 31 December 2007 were Baht 103.52 million and their aggregate revenues for the year ended 31 December 2007 were Baht 0.38 million. The financial statements year 2007 of those joint ventures after audited by their auditors in the year 2008 do not have significant differences.

4.11 The consolidated financial statements as at 31 December 2008 and 2007 and for the years then ended included the proportion of the assets, liabilities, revenues and expenses of the Joint Venture, the balances of which are as follows : -

(Unit: Thousand Baht)

| | Consolidated | |
|---|---|---|
| | 2008 | 2007 |
| Current assets | 7,792,376 | 7,535,986 |
| Non-current assets | 971,926 | 697,850 |
| Current liabilities | 7,150,474 | 4,848,169 |
| Non-current liabilities | 40,731 | 60,137 |
| Revenues | 8,738,934 | 7,416,162 |
| Expenses | 10,004,410 | 7,400,254 |

## 5. SIGNIFICANT ACCOUNTING POLICIES

### 5.1 Revenues recognition

*Revenues from construction work*

Revenues from construction work are recognized when services have been rendered taking into account the stage of completion. The stage of completion measured by the proportion of actual construction costs incurred up to the end of the year and the total anticipated construction cost to be incurred to completion. Provision for the total anticipated loss on construction projects will be made in the accounts as soon as the possibility of loss is ascertained.

*Sales of goods*

Sales of goods are recognized when the significant risks and rewards of ownership of the goods have passed to the buyer. Sales are represented by the invoiced value, excluding value added tax, of goods supplied after deducting discounts and allowances.

*Interest income*

Interest income is recognized on time – period accrued basis.

*Dividend income*

Dividend income is recognized when the right to receive the dividends is established.

### 5.2 Cash and cash equivalents

Cash and cash equivalents consist of cash in hand, cash at banks, and all highly liquid investments with an original maturity of three months or less and not subject to withdrawal restrictions.

**5.3** Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable are stated at the net realisable value. The Company, its subsidiaries and joint ventures provided allowances for doubtful accounts for the estimated losses that may be incurred in collection of receivables. The allowances are generally based on collection experiences and analysis of debtor aging, and the likelihood of settlement of debt, on a specific account basis.

**5.4** Earned revenues not yet billed/receipt in excess of contract work in progress

The recognized revenues which have not yet been due as per contracts is presented as "Earned revenues not yet billed" in the balance sheet. The installment amounts due and received according to the contracts but not yet recognized as revenue is presented as "Receipt in excess of contract work in progress" in the balance sheet.

**5.5** Inventories and work under construction

Inventories and work under construction are valued at the lower of weighted average cost and net realizable value and are charged to production costs whenever consumed. Management review and provide allowance for the obsolete inventories from time to time.

**5.6** Investments

a) Investments in available-for-sale securities are stated at fair value. Gains or losses arising from changes in the value of such investments are separately shown as part of shareholders' equity under the caption "Unrealised gain/loss on changes in the value of investments". When the securities are sold, the change is included in determining income.

b) Investments in non-marketable equity securities, which the Company classifies as other investments, are stated at cost net of allowance for impairment (if any).

c) Investments in subsidiary, associated companies and joint ventures are accounted for by cost method in the separate financial statements. Investments in associated companies are accounted for by equity method in the consolidated financial statements.

The fair value of marketable securities is based on the latest bid price of the last working day of the year as quoted on the Stock Exchange.

The weighted average method is used for computation of the cost of investments.

The Company, its subsidiaries and joint ventures recorded loss on impairment (if any) of investments in available-for-sale securities and other investments in determining income when the carrying amount exceeds its recoverable value.

5.7 Related parties

Related parties comprise enterprises and individuals that control, or are controlled by the Company, whether directly or indirectly, or which are under common control with the Company.

They also include associated companies and individuals which directly or indirectly own a voting interest in the Company that gives them significant influence over the Company, key management personnel, directors and officers with authority in the planning and direction of the Company's operations.

*Subsidiaries*

Subsidiaries are those companies controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of a company so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

*Associates*

Associates are those companies in which the Company has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Company's share of the total recognized gains and losses of associates by the equity accounting method, from the date that significant influence commences until the date that significant influence ceases. When the Company's share of losses exceeds its interest in an associate, the Company's carrying amount is reduced to zero and recognition of further losses is discontinued, except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

*Joint venture*

The joint venture company is a company over which activities are jointly controlled, established by contractual agreement. The consolidated financial statements include the Company's proportionate share of the joint venture company's assets, liabilities, revenue and expenses combined with items of a similar nature on a line by line basis, from the date that joint control commenced until the date that joint control ceases.

5.8 Land held for sale and development

Land held for sale and development is valued at cost or net realisable value whichever is lower.

5.9 Property, plant and equipment, and depreciation

Property, plant and equipment are stated at cost. Cost is measured by the cash or cash equivalent price of obtaining the asset and bringing it to the location and condition necessary for its intended use. Plant and equipment in balance sheet are stated at cost less accumulated depreciation and allowance for loss on impairment of assets (if any).

Depreciation of plant and equipment is calculated by reference to their costs on the straight-line basis over the following estimated useful lives:

| | |
|---|---|
| Buildings | 20 years |
| Machinery and equipment | 3 – 19 years |
| Furniture, fixtures and office equipment | 3 – 12 years |
| Motor vehicles | 5 – 8 years |

Expenditures for addition, renewal and betterment, which result in a substantial increase in asset current replacement value, are capitalised. Repair and maintenance costs are recognized as an expense when incurred.

**5.10** Goodwill

Goodwill in a business combination represents the excess of the cost of acquisition over the fair value of share of the identifiable net assets which the Company acquired. Negative goodwill in a business combination represents the excess of the fair value of share of the identifiable net assets which the Company acquired over the cost of acquisition.

The Company has changed its accounting policy for goodwill effective from 1 January 2008 as discussed in note 3.

Goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

**5.11** Discount on debentures

Discount on debentures, comprising the difference between proceeds from debentures issuance and redemption value on maturity, is recognized in the statement of income by an amortization method over the period of the borrowings on an effective interest basis.

**5.12** Lease – where the Company and subsidiaries are the lessee

Leases of equipment where the Company assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalized at the fair value of leases of assets or estimated present value of the underlying lease payments whichever is lower. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. Lease payment deducted by financial charges is recognized as liabilities under financial lease agreements. The interest expense is charged to statement of income over the lease period. Assets acquired under finance lease agreements are depreciated over the useful lives of the assets.

Leases of assets, under which all the risks and benefits of ownership are effectively retained by the lessor, are classified as operating leases. Payments made under operating leases are charged to statements of income on a straight – line basis over the lease period. When an operating lease is terminated before expiry date of the lease period, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

**5.13** Leases – where Company and subsidiaries are the lessor

Assets leased out under operating leases are included in building and equipment in the balance sheet. Depreciation is calculated over their expected useful lives on a basis consistent with other similar assets. Rental income is recognized on a straight – line basis over the lease period.

**5.14** Hire purchases payable

These represent hire purchases payable less deferred interest. The repayment subschedules of the hire purchase contracts are 24 – 60 months. The fixed assets acquired under hire purchase agreement are recorded as assets of the Company at their cash price and will be registered in the name of the Company upon the completion of payments.

**5.15** Impairment

As at balance sheet date, the Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, the Company makes an estimate of the asset recoverable amount. Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Impairment losses are recognized in the income statement. An asset recoverable amount is the higher of fair value less costs to sell and value in use.

**5.16** Income tax

Income tax is provided for in the accounts based on the taxable profits determined in accordance with tax legislation.

**5.17** Foreign currencies

Foreign currency transactions are translated into Baht at the exchange rates ruling on the transaction dates. Financial assets and liabilities, denominated in foreign currencies which are outstanding at the balance sheet date, are translated into Baht at the exchange rates ruling on the balance sheet date. Gains and losses on exchange are included in determining income.

**5.18** Financial instruments

Financial assets in the balance sheet include cash and bank balances, investments and trade accounts receivable and loan to.

Financial liabilities in the balance sheet include trade accounts payable, financial leases, advance received and borrowings.

The accounting policies for each particular transaction are disclosed under separate sections associated with each item.

**5.19** Employee benefits

Salary, wages, bonuses and contributions to the social security fund and provident fund are recognized as expenses on an accrual basis.

**5.20** Provident fund

The Company and subsidiaries set up a registered provident fund contributed by employees and by the Company and subsidiaries for which assets are held in a separate trusteed fund and manages by authorized fund manager.

The Company contributions are charged to the statement of income in the period which they relate.

**5.21** Segment information

Segment information is presented in respect of the Company's, subsidiaries and joint ventures businesses. The primary format, geographical segments, is based on the Company, subsidiaries and joint ventures management and internal reporting structure.

**5.22** Dividend payment

Dividend payment is recorded in the financial statements in the period in which they are approved by the Shareholders or Board of Directors of the Company and subsidiaries.

**5.23** Earnings per share

Earnings per share are determined by dividing net income (loss) for the year by the weighted average number of common shares outstanding during the year.

**5.24** Provisions for liabilities and expenses, and contingent assets

The Company, subsidiaries and joint ventures are recognized provisions for liabilities and expenses in the financial statements when the Company, subsidiaries and joint ventures have present legal or constructive obligations as a result of past events with probable outflow of resources to settle the obligation, and where a reliable estimate of the amount can be made. The contingent asset will be recognized as a separate asset only when the realization is virtually certain.

**5.25** Use of accounting estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in certain circumstances, affecting amounts reported in these financial statements and related notes. Actual results could differ from these estimates.

5.26 Derivatives

*Forward exchange contracts*

Receivables and payables arising from forward exchange contracts are translated into Baht at the rates of exchange ruling at the balance sheet. Gains and losses from the translation are included in determining income.

*Cross currency and interest rate swap agreements*

Payables and receivables arising from the cross currency swap agreements are translated into Baht at the rates of exchange ruling on the balance sheet. Unrealized gains and losses from the translation are included in determining income. The differences under interest rate swaps are recorded as adjustments to the interest expense relating to the financial obligations in the statement of income.

*Currency option agreement*

Currency option agreements are contracts between two parties whereby the seller grants the buyer a future option to buy (call option) or to sell (put option) foreign currency at an exchange rate stipulated in the agreement. The Company enters into such agreements in order to manage foreign exchange risk.

The notional amounts of cross currency option agreements utilized by the Company to manage foreign exchange risk are not recognized as assets or liabilities upon inception of the agreement, but fees to be received or paid by the Company in respect of such agreements are amortized on a straight line basis over the term of the agreement.

## 6. CRITICAL ACCOUNTING ESTIMATES, ASSUMPTION AND JUDGEMENT AND CAPITAL RISK MANAGEMENT

6.1 Critical accounting estimates, assumption and judgments

Estimates, assumption and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances are as follows:

1. Construction revenue

The stage of completion of any construction contract is assessed by management by taking into consideration all information available at the reporting date. In this process, management carries out significant judgements about milestones, actual work performed and the estimated costs to complete the work. Significant assumptions are required to estimate the total contract costs and the recoverable variation works that will affect the stage of completion. Actual outcome in terms of actual costs or revenue may be higher or lower than estimated at the balance sheet date, which would affect the revenue and profit recognised in future years as an adjustment to the amounts recorded to date.

2. Claims income

A claim is an amount that the contractor seeks to collect from the customer or another party as reimbursement for costs not included in the contract price. A claim may rise from, for example, customer caused delays, errors in specifications or design, and disputed variations in contract work. The measurement of the amounts of revenue arising from claims is subject to a high level of uncertainty and often depends on the outcome of negotiations. Therefore, claims are only included in contract revenue when:

(a) Negotiations have reached an advanced stage such that it is probable that the customer will accept the claim; and

(b) The amount that is probable will be accepted by the customer can be measured reliably.

3. Allowance for project losses

The Company, subsidiaries, and joint venture review its construction work-in-progress to determine whether ether is any indication of foreseeable losses. Identified foreseeable losses are recognised immediately in the statement of income when it is probable that total contract costs will exceed total contract revenue as determined by the Company management.

4. Impairment of receivables

The Company, subsidiaries, and joint venture account for allowance for doubtful accounts which equal to the estimated collection losses that may be incurred in the collection of receivables. The estimated losses are based on historical collection experience couple with a review of outstanding receivables at the balance sheet date.

5. Allowance for obsolete, slow-moving and defective inventories

The Company, subsidiaries, and joint venture maintain an allowance for obsolete, slow-moving and defective inventories to reflect impairment of inventories. The allowance is based on consideration of inventory turnover and deterioration of each category.

6. Impairment of investments

The Company, subsidiaries, and joint venture treat investments as impaired when there has been a significant or prolonged decline in the fair value below their cost or where other objective evidence of impairment exists. The determination of what is "significant" or "prolonged" requires management judgment.

7. Impairment of goodwill

The Company, subsidiaries, and joint venture annually review goodwill from investments in subsidiary companies to determine whether it is impaired or not. The recoverable amounts of cash-generating units are determined based on value-in-use calculations. These calculations require the use of estimates.

8. Property, plant and equipment and intangible assets

Management determines the estimated useful lives and residual values for property, plant and equipment and intangible assets of the Company, subsidiaries, and joint venture. Management will revise the depreciation and amortization charge where useful lives and residual values previously estimated have changed or subject to be written down for their technical obsolescence or no longer in used.

9. Impairment of assets

The Company, subsidiaries, and joint venture consider the allowance for impairment of assets whether there is an indication that an asset may be impaired. If any such indication exists when there has been a significant decline in the fair value below their cost, the Company, subsidiaries, and joint venture make an estimate of the asset recoverable amount. The determination of recoverable amount is requires judgment.

10. Leases

In determining whether a lease is to be classified as an operating lease or finance lease, management is required to use judgment regarding whether significant risk and rewards of ownership of the leased asset has been transferred, taking into consideration terms and conditions of the arrangement.

11. Litigation

The Company, subsidiaries, and joint venture have contingent liabilities as a result of disputes and litigation. Management of the Company, subsidiaries, and joint venture has used judgment to assess of the results of the disputes and litigation and believes that no loss will result. Therefore no contingent liabilities are recorded as at the balance sheet date. However, actual results could differ from the estimates.

6.2 Capital risk management

Objectives of the Company, subsidiaries, and joint venture in the management of capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital. In addition, the Company, subsidiaries, and joint venture have to maintain debt to equity ratio as stipulated in loan facility agreements.

In order to maintain or adjust the capital structure, the Company, subsidiaries, and joint venture may issue new shares or issue new debentures to finance debts or sell assets to reduce debts.

As at 31 December 2008, the total liabilities to total shareholder's equity ratio in the consolidated financial statements is 3.77:1 (the separate financial statements: total liabilities to total shareholder's equity is 2.47:1).

## 7. CASH AND CASH EQUIVALENTS

(Unit : Thousand Baht)

| | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Cash and deposits with banks | 2,397,482 | 2,969,513 | 975,020 | 1,188,599 |
| Government bonds | 1,649,734 | - | 1,649,734 | - |
| Total | 4,047,216 | 2,969,513 | 2,624,754 | 1,188,599 |
| Less : Deposits with maturity of more than 3 months | (39,707) | (405,351) | (39,690) | (84,239) |
| Total Cash and cash equivalents | 4,007,509 | 2,564,162 | 2,585,064 | 1,104,360 |

As at 31 December 2008, the Company has temporary investments in government bonds of approximately Baht 1,649.73 million for a period of 15 days. These bears interest at the rate of 2.10-2.18 percent per annum.

## 8. RESTRICTED DEPOSITS WITH BANKS

As at 31 December 2008, approximately Baht 43.67 million (2007 : Baht 89.41 million) of saving and fixed deposits of the Company and its subsidiaries have been pledged with banks as collaterals for loans obtained by the Company to finance specific projects, and saving deposits of approximately Baht 365.92 million (2007 : Baht 485.66 million) have been pledged with the bank as collaterals for standby letters of credit. Fixed deposits amounting to Baht 97.70 million (2007 : Baht 58.46 million) have been pledged as required in the normal course of business of Company, subsidiaries, joint ventures and the overseas branches. These restricted deposits with banks are mostly turned over within one year.

## 9. PROMISSORY NOTES

(Unit: Thousand Baht)

| | CONSOLIDATED | | SEPARATE F/S | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Promissory Notes | 936,590 | 682,231 | 936,590 | 682,231 |
| Less : Promissory Notes – Current Portion | (300,000) | - | (300,000) | - |
| Net | 636,590 | 682,231 | 636,590 | 682,231 |

During the year 2007, the Company arranged with a group of major debtors re – scheduling the collection of amount of receivables that have been long outstanding. Under such arrangement, the debtors agreed to pay the Company by installments over 2 to 3 years by issuing various promissory notes payable to the Company at different due dates. Those promissory notes bear interest at the rate MLR + 4.493% of MLR per annum. The Company used such promissory notes as collaterals for its borrowings from a commercial bank, on a back – to – back basis. The borrowings bear interest at the rate of MLR and are included as part of long – term borrowings (loans). As at 31 December 2008 and 2007, the outstanding balance of loans is totaling Baht 936.59 million and 682.23 million, respectively, with the back – to – back promissory notes totaling the same amount.

## 10. TRADE ACCOUNTS RECEIVABLE – UNRELATED PARTIES

The aging of outstanding trade accounts receivable balances as at 31 December 2008 and 2007 are as follows :-

(Unit : Thousand Baht)

| | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| Outstanding Ages | 2008 | 2007 | 2008 | 2007 |
| Less than 3 months | 6,011,096 | 3,956,929 | 3,168,890 | 2,605,364 |
| 3 – 6 months | 952,273 | 328,676 | 201,971 | 169,272 |
| 6 – 12 months | 357,759 | 527,279 | 10,966 | 66,467 |
| More than 12 months | 1,706,492 | 1,673,062 | 641,964 | 613,532 |
| Total | 9,027,620 | 6,485,946 | 4,023,791 | 3,454,635 |
| Less : Allowance for doubtful accounts | (542,901) | (602,950) | (486,946) | (534,520) |
| Net | 8,484,719 | 5,882,996 | 3,536,845 | 2,920,115 |

The Company has set up a full allowance for doubtful accounts for the major private accounts receivable that have been overdued for more than 12 months and at 50 percent for those accounts overdued for more than 6 months. Trade accounts receivable as at 31 December 2008 and 2007 include variation claims of Baht 302.61 million and Baht 359.28 million, respectively, recognized in the earlier years, which has been disputed by the customer. Of these claims, the arbitrator had issued a verdict in favour of the subsidiary company of Baht 117.22 million and Baht 139.17 million, respectively. However, the total amount has still been disputed by the customer.

Trade accounts receivable of such subsidiary company and joint venture as at 31 December 2008 and 2007 also include Baht 244.87 million and Baht 369.93 million, respectively, billed for interim work done which have not been certified by customers beyond normal periods of certification. Considering the nature of the subsidiary company and joint venture's businesses, the management is unable to determine the age of such bills. Management however, believe that such receivable can be collected in full and therefore, has not set up any allowance for possible losses.

## 11. TRADE ACCOUNTS RECEIVABLE – RELATED PARTIES

The outstanding balances as at 31 December 2008 and 2007 are as follows :-

(Unit : Thousand Baht)

| | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Subsidiaries and Joint Ventures | | | | |
| (eliminated from consolidated financial statements) | | | | |
| ITO Joint Venture | - | - | 219,808 | 80,979 |
| IOT Joint Venture | - | - | 67,892 | 292,106 |
| Asian Steel Products Co., Ltd | - | - | 559 | 188 |
| Thai Pride Cement Co., Ltd. | - | - | 6,799 | 7,174 |
| ITD – NCC Joint Venture (NT-2) | - | - | 1,084,489 | 728,569 |
| ITD – VIS Joint Venture | - | - | 4,972 | 29,927 |
| ITD – NCC Joint Venture | - | - | 36 | 228 |
| PT. Thailindo Bara Pratama | - | - | 368,407 | 270,442 |
| Italian – Thai International Co., Ltd. | - | - | 31,534 | 32,589 |
| IN Joint Venture | - | - | 28,713 | 41,353 |
| ITD-NSC Joint Venture | - | - | - | 1,177 |
| Italthai Marine Co., Ltd. | - | - | 7,507 | 5,305 |
| Bhaka Bhumi Development Co., Ltd. | - | - | 45,435 | 25,837 |
| IDS Joint Venture | - | - | 3,039 | 14,912 |
| Siam Concrete and Brick Products Co., Ltd. | - | - | 7,105 | 4,714 |
| ITD-Nawarat (L.L.C) | - | - | 44,026 | 27,926 |
| Aquathai Co., Ltd. | - | - | 2,141 | 10,605 |
| Nha Pralan Crushing Plant Co., Ltd. | - | - | 14,877 | 10,007 |
| Italthai Trevi Co., Ltd. | - | - | 12,616 | 9,509 |
| Italian-Thai Land Co., Ltd. | - | - | 8,205 | 8,205 |
| Italian-Thai Power Co., Ltd. | - | - | 24,809 | 3,309 |
| Saraburi Construction Technology Co., Ltd. | - | - | 2,853 | 1,680 |
| ITD-ITDCEM JV | - | - | 37,085 | - |
| Others | - | - | 21,073 | 3,988 |
| Total | - | - | 2,043,980 | 1,610,729 |
| Less : Allowance for doubtful accounts | - | - | (1,023,056) | (54,651) |
| Net | - | - | 1,020,924 | 1,556,078 |

(Unit : Thousand Baht)

| | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Associated companies | | | | |
| MCRP Construction Corporation, Philippines | 687,707 | 689,301 | 635,836 | 635,836 |
| Sino Lao Aluminum Corporation Limited | 16,839 | 12,487 | 16,839 | 12,487 |
| Bangkok Steel Wire Co., Ltd. | 395 | 417 | 395 | 417 |
| Others | 18,754 | 4,300 | 17,156 | 4,300 |
| Total | 723,695 | 706,505 | 670,226 | 653,040 |
| Less : Allowance for doubtful accounts | (687,707) | (687,707) | (635,836) | (635,836) |
| Net | 35,988 | 18,798 | 34,390 | 17,204 |
| Related companies | | | | |
| (Related by way of common directors) | | | | |
| Nam Thuen 2 Power Co., Ltd. | 167,962 | 397,204 | - | - |
| Italthai Engineering Co., Ltd. | 78,375 | 86,963 | 78,340 | 86,927 |
| Siam Steel Syndicate Plc. | 2,207 | 11,552 | 2,166 | 10,371 |
| Pladaeng Co., Ltd. | - | 51,677 | - | 51,677 |
| Italthai Industrial Co., Ltd. | 15,117 | 45,673 | 13,829 | 45,673 |
| Ao Siam Marine Co., Ltd. | 125,681 | 101,084 | 125,681 | 101,084 |
| Amari Co., Ltd. | 370 | 23,202 | 370 | 23,202 |
| Nawarat Patanakarn Plc. | 806 | 228 | 806 | 228 |
| Nishimatsu Construction Co., Ltd. | 131 | 5,272 | - | - |
| Ao Po Grand Marina Co., Ltd. | 31,732 | 10,243 | 31,732 | 10,243 |
| Baan Rimnam Chaopraya Co., Ltd. | 460 | - | 460 | - |
| Asia Pacific Potash Corporation Limited | 22,487 | 21,658 | 22,487 | 21,658 |
| Toyo-Thai Corporation Ltd. | 87,609 | 30,781 | 87,609 | 30,781 |
| Ao Po Pattana Co., Ltd | - | 18,566 | - | 18,566 |
| Thai Rent All Co., Ltd. | 736 | 8,639 | 336 | 8,279 |
| Suvarnnabhumi Entertainment Co., Ltd. | 57,802 | - | 57,802 | - |
| Saraburi Coal Co., Ltd. | 123 | - | 123 | - |
| Others | 19,507 | 10,870 | 16,027 | 10,813 |
| Total | 611,105 | 823,612 | 437,768 | 419,502 |
| Less : Allowance for doubtful accounts | (101,650) | (110,822) | (101,650) | (110,822) |
| Net | 509,455 | 712,790 | 336,118 | 308,680 |

(Unit : Thousand Baht)

| | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Outstanding balances and portion of other participants of joint ventures. | | | | |
| ITO Joint Venture | 131,885 | 48,588 | - | - |
| IOT Joint Venture | 40,735 | 175,264 | - | - |
| ITD – NCC Joint Venture | 18 | 112 | - | - |
| ITD – NCC Joint Venture (NT-2) | 374,501 | 291,428 | - | - |
| IN Joint Venture | 14,069 | 20,263 | - | - |
| ITD – VIS Joint Venture | 1,740 | 10,475 | - | - |
| ITD-Nawarat (L.L.C) | 17,611 | 11,170 | - | - |
| Others | 3,004 | 582 | - | - |
| Total | 583,563 | 557,882 | - | - |
| Trade accounts receivable – related parties – Net | 1,129,006 | 1,289,470 | 1,391,432 | 1,881,962 |

The aging of outstanding balances of trade accounts receivable – related parties as at 31 December 2008 and 2007 are as follows :

(Unit : Thousand Baht)

| | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| Outstanding Ages | 2008 | 2007 | 2008 | 2007 |
| Less than 3 months | 522,951 | 958,758 | 607,427 | 1,121,022 |
| 3 – 6 months | 132,654 | 82,706 | 134,134 | 151,387 |
| 6 – 12 months | 236,889 | 110,185 | 322,255 | 252,776 |
| More than 12 months | 1,025,869 | 936,350 | 2,088,158 | 1,158,086 |
| Total | 1,918,363 | 2,087,999 | 3,151,974 | 2,683,271 |
| Less : Allowance for doubtful accounts | (789,357) | (798,529) | (1,760,542) | (801,309) |
| Net | 1,129,006 | 1,289,470 | 1,391,432 | 1,881,962 |

The Company has set up allowances for doubtful accounts at the full amount of the major accounts receivable that have been overdued for more than 12 months by evaluating risk factor for each receivable.

During the year 2008, the Company has made a provision for loss on non collection of trade receivable from related parties in the separate financial statements totalling Baht 980.28 million, since these related parties have loss from their operation and may not be able to repay their debts.

## 12. SHORT - TERM LOANS AND ADVANCES TO RELATED PARTIES

The outstanding balances as at 31 December 2008 and 2007 are as follows :

(Unit : Thousand Baht)

| | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Subsidiaries and Joint Ventures | | | | |
| (eliminated from consolidated financial statements) | | | | |
| ITD - EGC Joint Venture | - | - | 1,070,494 | 912,296 |
| Bhaka Bhumi Development Co., Ltd. | - | - | 368,330 | 208,246 |
| Siam Concrete and Brick Products Co., Ltd. | - | - | 34,569 | 34,569 |
| PT. Thailindo Bara Pratama | - | - | 97,406 | 46,487 |
| ITD Cementation India Limited | - | - | 17,342 | 111,685 |
| ITD - NSC Joint Venture | - | - | - | 41,500 |
| ITD - NCC Joint Venture | - | - | 811 | 26,151 |
| Shimizu - ITD Joint Venture (2) | - | - | - | 34,755 |
| ITD Cemindia Joint Venture | - | - | 126,377 | 126,377 |
| ITD-Nawarat (L.L.C) | - | - | 234,435 | 186,254 |
| ITD – ITDCEM JV | - | - | 5,267 | 5,408 |
| Others | - | - | 73 | 73 |
| Total | - | - | 1,955,104 | 1,733,801 |
| Less : Allowance for doubtful accounts | - | - | (515,477) | (184,155) |
| Net | - | - | 1,439,627 | 1,549,646 |
| Associated companies | | | | |
| Italian-Thai Gypsum Co., Ltd. | 4,600 | 4,600 | 4,600 | 4,600 |
| Sino Lao Aluminum Corporation Limited | 1,248 | 6,594 | 1,248 | 6,594 |
| Total | 5,848 | 11,194 | 5,848 | 11,194 |
| Less : Allowance for doubtful accounts | (4,600) | (4,600) | (4,600) | (4,600) |
| Net | 1,248 | 6,594 | 1,248 | 6,594 |
| Related company | | | | |
| (Related by way of common directors) | | | | |
| Obayashi Corporation | 1,308 | - | - | - |
| Total | 1,308 | - | - | - |

(Unit : Thousand Baht)

| | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Outstanding balances and portion of other participants of joint ventures | | | | |
| ITD – Nawarat (L.L.C) | 93,774 | - | - | - |
| ITD – NCC Joint Venture | 398 | - | - | - |
| Total | 94,172 | - | - | - |
| Short - term loans and advances to Related parties – net | 96,728 | 6,594 | 1,440,875 | 1,556,240 |

Significant movements in the short-term loans and advances to related parties for the years ended 31 December 2008 are as follows:

(Unit : Thousand Baht)

| | | During the period | | |
|---|---|---|---|---|
| | 2007 | Increase | Decrease | 2008 |
| Subsidiaries and Joint Ventures | | | | |
| ITD - EGC Joint Venture | 912,296 | 158,198 | - | 1,070,494 |
| Bhaka Bhumi Development Co., Ltd. | 208,246 | 223,884 | 63,800 | 368,330 |
| Siam Concrete and Brick Products Co., Ltd. | 34,569 | - | - | 34,569 |
| PT. Thailindo Bara Pratama | 46,487 | 50,919 | - | 97,406 |
| ITD Cementation India Limited | 111,685 | - | 94,343 | 17,342 |
| ITD - NSC Joint Venture | 41,500 | - | 41,500 | - |
| ITD - NCC Joint Venture | 26,151 | - | 25,340 | 811 |
| Shimizu - ITD Joint Venture (2) | 34,755 | - | 34,755 | - |
| ITD Cemindia Joint Venture | 126,377 | - | - | 126,377 |
| ITD-NAWARAT (L.L.C) | 186,254 | 48,293 | 112 | 234,435 |
| ITD – ITDCEM JV | 5,408 | 34 | 175 | 5,267 |
| Other | 73 | - | - | 73 |
| Total | 1,733,801 | 481,328 | 260,025 | 1,955,104 |
| Associated companies | | | | |
| Italian-Thai Gypsum Co., Ltd. | 4,600 | - | - | 4,600 |
| Sino Lao Aluminum Corporation Limited. | 6,594 | 1,229 | 6,575 | 1,248 |
| Total | 11,194 | 1,229 | 6,575 | 5,848 |
| Total | 1,744,995 | 482,557 | 266,600 | 1,960,952 |

During the year 2008, the Company has made a provision for loss on non collection of short-term loan and advance from related parties in the separate financial statements totaling amount 234.44 million in consideration that such parties have loss from its operation and may not be able to repay their debts.

## 13. INVENTORIES

(Unit : Thousand Baht)

| | CONSOLIDATED | | SEPARATE F/S | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Construction in progress | 333,040 | 269,616 | 16,259 | 5,541 |
| Materials | 3,931,852 | 3,075,367 | 1,491,821 | 1,348,472 |
| Total | 4,264,892 | 3,344,983 | 1,508,080 | 1,354,013 |
| Less : Provision for inventory obsolescence | (10,090) | (12,769) | - | - |
| Inventories – net | 4,254,802 | 3,332,214 | 1,508,080 | 1,354,013 |

During the year, the movements in allowance for slow – moving and obsolete inventories are as follows:

(Unit : Thousand Baht)

| | |
|---|---|
| Balance as at 1 January 2008 | 12,769 |
| Add : Additional allowance during the year | 4,518 |
| Less : Reversal of allowance for obsolete inventories | (7,197) |
| Balance as at 31 December 2008 | 10,090 |

## 14. INVESTMENTS IN RELATED PARTIES

### 14.1 Investments in subsidiaries, associated companies, and joint ventures

(Unit : Thousand Baht)

| | Nature of business | Paid-up Capital | Percentage of shareholding | | SEPARATE F/S Cost | |
|---|---|---|---|---|---|---|
| | | | 2008 | 2007 | 2008 | 2007 |
| | | | Percent | Percent | | |
| **Investments in subsidiaries** | | | | | | |
| Italian-Thai International Co., Ltd. | Holding company and ship charter hire | 400,000 | 99.99 | 99.99 | 400,000 | 400,000 |
| Less : Allowance for impairment | | | | | (400,000) | (400,000) |
| Net | | | | | - | - |
| Bhaka Bhumi Development Co., Ltd. | Construction and real estate | 5,075 | 99.99 | 99.99 | 5,075 | 5,075 |
| Thai Pride Cement Co., Ltd. | Manufacture and distribution of cement | 1,300,000 | 99.99 | 99.99 | 1,585,000 | 1,585,000 |
| Sin Rae Muang Thai Co., Ltd. | Mining business | 3,500,000 | 99.99 | 99.99 | 3,499,999 | 3,472,940 |
| Nha Pralan Crushing Plant Co., Ltd. | Rock quarrying, processing and distribution | 1,000 | 99.91 | 99.91 | 999 | 999 |
| Less : Allowance for impairment | | | | | (999) | (999) |
| Net | | | | | - | - |
| Siam Concrete and Brick Products Co., Ltd. | Manufacture and distribution of concrete products and real estate | 84,000 | 99.70 | 99.70 | 82,296 | 82,296 |
| Italthai Marine Ltd. | Production and sale of vessels and equipment | 460,000 | 86.96 | 86.96 | 80,000 | 80,000 |

(Unit : Thousand Baht)

| | Nature of business | Paid-up capital | Percentage of shareholding 2008 | 2007 | SEPARATE F/S Cost 2008 | 2007 |
|---|---|---|---|---|---|---|
| | | | Percent | Percent | | |
| Italthai Trevi Co., Ltd. | Foundation and piling work services | 55,000 | 80.45 | 80.45 | 55,689 | 55,689 |
| Asian Steel Product Co., Ltd. | Manufacture and distribution of steel pipes for civil construction | 20,000 | 69.90 | 69.90 | 7,004 | 7,004 |
| Thai Maruken Co., Ltd. | Lease and sale of sheet piles and beams | 20,000 | 50.96 | 50.96 | 10,196 | 10,196 |
| Italian-Thai Land Co., Ltd. | Not yet operational | 10,000 | 99.99 | 99.99 | 50 | 50 |
| Less : Allowance for impairment | | | | | (50) | (50) |
| Net | | | | | - | - |
| Palang Thai Kaowna Co., Ltd. | Not yet operational | 1,000 | 99.94 | 61.48 | 650 | 265 |
| Less : Allowance for impairment | | | | | (650) | (265) |
| Net | | | | | - | - |
| Khunka Palang Thai Co., Ltd. | Not yet operational | 1,000 | 61.48 | 61.48 | 265 | 265 |
| Less : Allowance for impairment | | | | | (265) | (265) |
| Net | | | | | - | - |
| Palit Palang Ngan Co., Ltd. | Not yet operational | 1,000 | 74.93 | 74.93 | 50 | 50 |
| Less : Allowance for impairment | | | | | (50) | (50) |
| Net | | | | | - | - |
| Italian Thai Power Co., Ltd. | Production and distribution of electricity | 100,000 | 99.99 | 99.99 | 100,000 | 25,000 |
| Saraburi Construction Technology Co., Ltd. | Manufacture, distribution and installation of concrete sheet | 250 | 99.93 | 99.93 | 250 | 250 |
| Asia Logistics Development Co., Ltd. | Not yet operational | 1,000 | 99.93 | - | 999 | - |
| Asia Industrial and Port Corporation Co., Ltd. | Not yet operational | 1,000 | 99.93 | - | 999 | - |
| Overseas companies | | | | | | |
| Myanmar ITD Co., Ltd. | Service agent for Myanmar companies | 1,483 Thousand Baht | 99.99 | 99.99 | 1,483 | 1,483 |
| Less : Allowance for impairment | | | | | (1,483) | (1,483) |
| Net | | | | | - | - |
| PT. Thailindo Bara Pratama | Coal digestion services | 25,250 Million IDR | 99.99 | 99.99 | 108,071 | 108,071 |
| ITD Cementation India Ltd. | Construction services in India | 115 Million INR | 69.57 | 69.57 | 2,143,951 | 2,143,951 |
| Total Investments in subsidiaries - net | | | | | 7,679,529 | 7,575,472 |
| **Investment in joint venture** | | | | | | |
| ITD-Nawarat (L.L.C) | Construction services in United Arab Emirates | 300,000 UAE | 60.00 | 60.00 | 977 | 977 |
| Total Investment in joint venture | | | | | 977 | 977 |

(Unit : Thousand Baht)

| | Nature of business | Paid-up Capital | Percentage of shareholding 2008 | Percentage of shareholding 2007 | CONSOLIDATED F/S Equity 2008 | CONSOLIDATED F/S Equity 2007 | SEPARATE F/S Cost 2008 | SEPARATE F/S Cost 2007 |
|---|---|---|---|---|---|---|---|---|
| | | | Percent | Percent | | | | |
| **Investments in associated companies** | | | | | | | | |
| Praram 9 Square Hotel Co., Ltd. | Hotel Business | 100,000 | 50.00 | 50.00 | - | 50,000 | - | 50,000 |
| Less : Allowance for impairment | | | | | - | (50,000) | - | (50,000) |
| Net | | | | | - | - | - | - |
| Italian-Thai Gypsum Co., Ltd. | Construction in Saudi Arabia | 10,500 | 50.00 | 50.00 | 5,250 | 5,250 | 5,250 | 5,250 |
| Less : Allowance for impairment | | | | | (5,250) | (5,250) | (5,250) | (5,250) |
| Net | | | | | - | - | - | - |
| ATO-Asia Turnouts Co., Ltd. | Production and distribution of turnouts for railway projects | 5,000 | 49.00 | 49.00 | 16,955 | 13,664 | 2,450 | 2,450 |
| Siam Pacific Holding Co., Ltd. | Holding company | 58,625 | 46.69 | 46.69 | 27,453 | 27,627 | 27,373 | 27,373 |
| Chantaburi Farm Co., Ltd. | Real estate development | 100,000 | - | 35.72 | - | 14,729 | - | 21,429 |
| Asia Steel Corporation | Manufacture, import and export of steel in Philippines | 20,000 | 30.00 | 30.00 | 12,301 | 12,301 | 7,800 | 7,800 |
| Less: Allowance for impairment | | | | | (12,301) | (12,301) | (7,800) | (7,800) |
| Net | | | | | - | - | - | - |
| Bangkok Steel Wire Co., Ltd. | Production and distribution of P.C. wire | 313,000 | 19.98 | 19.98 | 97,847 | 92,696 | 71,603 | 71,603 |
| Praram 9 Square Co., Ltd. | Shopping center development | 750,000 | 20.00 | 20.00 | 200,000 | 150,000 | 200,000 | 150,000 |
| Less : Allowance for impairment | | | | | (200,000) | (150,000) | (200,000) | (150,000) |
| Net | | | | | - | - | - | - |
| Thai Contractors Assets Co., Ltd | Real estate development | 375,000 | 15.00 | 15.00 | 53,896 | 37,373 | 56,250 | 37,500 |
| Overseas companies | | | | | | | | |
| Anamarine Construction SND. BHD. | Construction contractor in Malaysia | 65,000 RM | 25.00 | 25.00 | 198 | 198 | 198 | 198 |
| Less : Allowance for impairment | | | | | (198) | (198) | (198) | (198) |
| Net | | | | | - | - | - | - |
| MCRP Construction Corporation, Philippines | Construction contractor in Philippines | 25 Million Peso | 24.00 | 24.00 | 12,000 | 12,000 | 12,000 | 12,000 |
| Less : Allowance for impairment | | | | | (12,000) | (12,000) | (12,000) | (12,000) |
| Net | | | | | - | - | - | - |
| MCRP Holding Corporation, Philippines | Holding company in Philippines | 5 Million Peso | 24.00 | 24.00 | 3,000 | 3,000 | 3,000 | 3,000 |
| Less : Allowance for impairment | | | | | (3,000) | (3,000) | (3,000) | (3,000) |
| Net | | | | | - | - | - | - |
| Sino Lao Aluminum Corporation Limited | Bauxite mine business | 4 Million USD | 34.00 | 33.00 | 171,623 | 61,210 | 174,462 | 67,961 |
| Total Investments in associated companies – net | | | | | 367,774 | 247,299 | 332,138 | 228,316 |
| Total Investments in subsidiary, associated companies, and joint ventures – net | | | | | 367,774 | 247,299 | 8,012,644 | 7,804,765 |

(Unit: Thousand Baht)

| | Nature of business | Paid-up Capital | Percentage of shareholding 2008 | 2007 | CONSOLIDATED F/S Equity 2008 | 2007 | SEPARATE F/S Cost 2008 | 2007 |
|---|---|---|---|---|---|---|---|---|
| | | | Percent | Percent | | | | |
| **Investments in associated companies, held by Subsidiaries** | | | | | | | | |
| Natureway Resources Co., Ltd. | Holding company | 40 Million USD | 30.00 | 30.00 | 296,700 | 296,700 | | |
| Less : Allowance for impairment | | | | | (296,700) | (296,700) | | |
| Net | | | | | - | - | | |
| Siam Pacific Holding Co., Ltd. | Holding company | 58,625 | 4.30 | 4.30 | 2,525 | 2,525 | | |
| Allied Enterprise Co., Ltd. | Holding company | 1,000 | 30.00 | - | 300 | - | | |
| Total | | | | | 2,825 | 2,525 | | |
| Total Investments – net | | | | | 370,599 | 249,824 | | |

The Company and its subsidiaries' equity interest in the above associated companies are mostly determined based on the financial statements compiled by the management of those companies and not yet audited by those companies' auditors. However, the Company's management believes that there are no significant adjustments to be made to the consolidated financial statements.

The Company regularly assesses the values of investments in each subsidiary/associated company and joint venture. The allowance for impairment is promptly taken up when there is a reliable indication that the decline in value is quite certain.

The significant financial information of the associates in the aggregate amounts are summarized as follows:

(Unit: Thousand Baht)

| | For the years ended 31 December 2008 | 2007 |
|---|---|---|
| Assets | 2,886,363 | 1,895,781 |
| Liabilities | 1,514,031 | 868,870 |
| Revenues | 1,988,042 | 1,584,189 |
| Net income | 20,848 | 55,588 |

## 14.2 Other long - term investments

(Unit : Thousand Baht)

| | Nature of business | Percentage of shareholding 2008 | Percentage of shareholding 2007 | CONSOLIDATED F/S Cost 2008 | CONSOLIDATED F/S Cost 2007 | SEPARATE F/S Cost 2008 | SEPARATE F/S Cost 2007 |
|---|---|---|---|---|---|---|---|
| | | Percent | Percent | | | | |
| **Investments in other companies** | | | | | | | |
| a) Non-listed companies | | | | | | | |
| Toyo-Thai Corporation Ltd. | Construction contractor | 16.25 | 16.25 | 52,000 | 52,000 | 52,000 | 52,000 |
| Nam Theun 2 Power Co., Ltd. | Hydroelectric power plant | 15.00 | 15.00 | 975,117 | 446,331 | 975,117 | 446,331 |
| M-Home SPV 3 Co., Ltd. | Real estate development | 11.54 | 11.54 | 12 | 12 | 12 | 12 |
| Less : Allowance for impairment | | | | (12) | (12) | (12) | (12) |
| Net | | | | - | - | - | - |
| Siam Steel Syndicate Plc. | Manufacture and distribution for construction | 5.45 | 5.45 | 55,885 | 55,885 | 55,885 | 55,885 |
| Siam Fiber Optics Co., Ltd. | Manufacture and distribution of optic fibers | 10.00 | 10.00 | 24,000 | 24,000 | 24,000 | 24,000 |
| Medical Device Manufacturer (Thailand) Limited | Manufacture and distribution of medical products | 6.95 | 6.95 | 50,069 | 50,069 | 50,069 | 50,069 |
| Less : Allowance for impairment | | | | (50,069) | (50,069) | (50,069) | (50,069) |
| Net | | | | - | - | - | - |
| Sosuco Granite Co., Ltd. | Rock quarrying and Distribution | - | 5.00 | - | 5,000 | - | 5,000 |
| Less : Allowance for impairment | | | | - | (5,000) | - | (5,000) |
| Net | | | | - | - | - | - |
| Bell Development Co., Ltd. (Formerly "Time Regency Co., Ltd") | Real estate development | 3.51 | 3.51 | 47,313 | 47,313 | 47,313 | 47,313 |
| Less : Allowance for impairment | | | | (47,313) | (47,313) | (47,313) | (47,313) |
| Net | | | | - | - | - | - |
| The Bangkok Club Co., Ltd. | Entertainment services | 0.44 | 0.44 | 3,000 | 3,000 | 3,000 | 3,000 |
| Less : Allowance for impairment | | | | (1,985) | (1,985) | (1,985) | (1,985) |
| Net | | | | 1,015 | 1,015 | 1,015 | 1,015 |
| Imperial Technology Management Service Plc. | Initiation and establishment of Asian University of Science and Technology | 19.83 | 19.83 | 175,000 | 175,000 | 175,000 | 175,000 |
| Less : Allowance for impairment | | | | (84,515) | (84,515) | (84,515) | (84,515) |
| Net | | | | 90,485 | 90,485 | 90,485 | 90,485 |
| Thai Rent All Co., Ltd. | Construction machinery Rental | 15.00 | 15.00 | 13,729 | 13,729 | 7,500 | 7,500 |
| Lao Metal Industry Co., Ltd. | Manufacture steel wires and steel rod | 10.00 | - | 10,000 | - | 10,000 | - |
| Advance payment for share capital | | | | | | | |
| The Exchange Square Co., Ltd. | Real estate development | | | - | 5,000 | - | 5,000 |
| Less : Allowance for impairment | | | | - | (5,000) | - | (5,000) |
| Net | | | | - | - | - | - |
| Total Investment in other non – listed companies – net | | | | 1,222,231 | 683,445 | 1,216,002 | 677,216 |

(Unit : Thousand Baht)

| | Nature of business | Percentage of Shareholding | | CONSOLIDATED F/S Cost | | SEPARATE F/S Cost | |
|---|---|---|---|---|---|---|---|
| | | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 |
| | | Percent | Percent | | | | |
| b) Listed companies | | | | | | | |
| Charoong Thai Wire and Cable Plc. | Manufacture and distribution of enamel coated wire and cable | 12.90 | 12.90 | 308,715 | 308,715 | 308,715 | 308,715 |
| Add : Unrealized gain (loss )from changes in value of investments | | | | (116,752) | 73,672 | (116,752) | 73,672 |
| Net market value | | | | 191,963 | 382,387 | 191,963 | 382,387 |
| Cyber Bay Corporation, Philippines | Real estate development | 14.25 | 14.25 | 195,566 | 195,566 | 59,395 | 59,395 |
| Add : Unrealized gain (loss )from changes in value of investments | | | | (69,221) | 49,249 | 66,950 | 185,420 |
| Net market value | | | | 126,345 | 244,815 | 126,345 | 244,815 |
| K.C. Property Plc. | Real estate development | 1.04 | 1.04 | 9,139 | 9,139 | 9,139 | 9,139 |
| Add : Unrealized loss from changes In value of investments | | | | (2,559) | (914) | (2,559) | (914) |
| Net market value | | | | 6,580 | 8,225 | 6,580 | 8,225 |
| Nawarat Patanakarn Plc. | Construction services | 4.05 | 4.05 | 100,716 | 100,716 | 100,716 | 100,716 |
| Less : Unrealized loss from changes In value of investments | | | | (78,558) | (34,243) | (78,558) | (34,243) |
| Net market value | | | | 22,158 | 66,473 | 22,158 | 66,473 |
| Everland Plc. | Real estate development | 0.05 | 0.05 | 111 | 111 | 111 | 111 |
| Add : Unrealized gain from changes In value of investments | | | | - | 142 | - | 142 |
| Net market value | | | | 111 | 253 | 111 | 253 |
| Total Investment in other listed companies – net | | | | 347,157 | 702,153 | 347,157 | 702,153 |
| Total Investments in other companies – net | | | | 1,569,388 | 1,385,598 | 1,563,159 | 1,379,369 |
| Investments held by subsidiaries | | | | | | | |
| (a) Non-listed companies | | | | | | | |
| Premus (Thailand) Co., Ltd. | Real estate management | 10.00 | 10.00 | 1,250 | 1,250 | - | - |
| Island Country Telecommunication Co., Ltd. | Telecommunication services | - | 4.28 | - | 3,053 | - | - |
| Less : Allowance for impairment | | | | - | (3,053) | - | - |
| Net | | | | - | - | - | - |
| Bell Development Co., Ltd. (Formerly "Time Regency Co., Ltd.") | Real estate management | 13.00 | 13.00 | 135,226 | 135,226 | - | - |
| Less : Allowance for impairment | | | | (135,226) | (135,226) | - | - |
| Net | | | | - | - | - | - |

(Unit : Thousand Baht)

| | Nature of business | Percentage of Shareholding | | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|---|---|---|
| | | | | Cost | | Cost | |
| | | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 |
| | | Percent | Percent | | | | |
| (b) Listed companies | | | | | | | |
| Charoong Thai Wire and Cable Plc. | Manufacture and distribution of enamel coated wire and cable | 0.80 | 0.80 | 19,178 | 19,178 | - | - |
| Add : Unrealized gain (loss) from changes in value of investments | | | | (13,481) | 4,578 | - | - |
| Net market value | | | | 5,697 | 23,756 | - | - |
| Total | | | | 6,947 | 25,006 | - | - |
| Total Investments in other companies – net | | | | 1,576,335 | 1,410,604 | 1,563,159 | 1,379,369 |

During the year 2008, Nam Theun 2 Power Co., Ltd. requests for payment of share capital amount USD 15.76 million which equivalent to Baht 528.79 million.

The Company has pledged the shares of a related company to secure the long term – loan with Financial Institutions of related company.

During the year 2008, the Company sold its investments in Chataburi Farm Co., Ltd, The Exchange Square Co., Ltd. and Sosuco Granite Co., Ltd., with a gain of approximately Baht 1.00 million.

## 15. INVESTMENT IN A POTASH MINING PROJECT

The Company has investment in a potash mine project of Baht 3,236 million that the request for mining license is being processed. Currently, the government agree to set up the national committee consist of represent from Ministry of Industry, Ministry of Interior, Ministry of Natural Resources and Environment, Ministry of Public Health and Ministry of Social Development and Human Security to consider the process to resolve the potash mining operations in Udonthani to make the progress and generate the benefits. The Company's management believes that this project will generate benefits both for nearby areas and for the country, and the project will be approved by the government and operational as planned since the Ministry of Finance has jointly invested in this project for 10% of the total registered capital. The management of the Company believes that there will not be any impairment in the value of investment.

## 16. LONG - TERM LOANS AND ADVANCES TO RELATED PARTIES

The outstanding balances as at 31 December 2008 and 2007 are as follows:

(Unit : Thousand Baht)

| | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Subsidiaries and Joint Ventures | | | | |
| (eliminated from consolidated financial statements) | | | | |
| ITO Joint Venture | - | - | 528,400 | 528,400 |
| ITD - NCC Joint Venture | - | - | 18,360 | 69,070 |
| Italian-Thai International Co., Ltd. | - | - | 245,380 | 128,546 |
| IDS Joint Venture | - | - | 220,500 | 220,500 |
| IN Joint Venture | - | - | 156,291 | 115,770 |
| The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH | - | - | 105,000 | 105,000 |
| ITD - NCC Joint Venture (NT-2) | - | - | 198,000 | 198,000 |
| Southern Industries (1996) Co., Ltd. | - | - | - | 24,673 |
| Nha Pralan Crushing Plant Co., Ltd. | - | - | 12,100 | 13,000 |
| Italian-Thai Land Co., Ltd. | - | - | 554,358 | 554,358 |
| Palang Thai Kaowna Co., Ltd. | - | - | 456,350 | 280,702 |
| Khunka Palang Thai Co., Ltd. | - | - | 59,066 | 58,882 |
| Palit Palang Ngan Co., Ltd. | - | - | 94,456 | 94,231 |
| Italian-Thai Power Co., Ltd. | - | - | 220,680 | 170 |
| Sin Rae Muang Thai Co., Ltd. | - | - | 21,391 | - |
| Others | - | - | 9,792 | 9,792 |
| Total | - | - | 2,900,124 | 2,401,094 |
| Less : Allowance for doubtful accounts | - | - | (1,668,352) | (1,266,584) |
| Net | - | - | 1,231,772 | 1,134,510 |
| Associated company | | | | |
| Sino Lao Aluminum Corporation Limited | 34,462 | 34,462 | 34,462 | 34,462 |
| Allied Enterprise Co., Ltd. | 116,100 | - | - | - |
| Total | 150,562 | 34,462 | 34,462 | 34,462 |

(Unit : Thousand Baht)

| | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Related companies | | | | |
| Pladaeng Co., Ltd. | - | 59,075 | - | 59,075 |
| Central Bay Reclamation and Development Corp | 35,761 | 35,761 | - | - |
| Asia Pacific Potash Corporation Limited | 211,822 | 150,674 | - | - |
| Total | 247,583 | 245,510 | - | 59,075 |
| Less : Allowance for doubtful accounts | (35,761) | (94,836) | - | (59,075) |
| Net | 211,822 | 150,674 | - | - |
| Total long - term loans and advances to related Companies – net | 362,384 | 185,136 | 1,266,234 | 1,168,972 |

Significant movements in the long - term loans and advances to related parties for the year ended 31 December 2008 are as follows :-

(Unit : Thousand Baht)

| | 2007 | During the year | | 2008 |
|---|---|---|---|---|
| | | Increase | Decrease | |
| Subsidiaries and Joint Ventures | | | | |
| ITO Joint Venture | 528,400 | - | - | 528,400 |
| ITD-NCC Joint Venture | 69,070 | - | 50,710 | 18,360 |
| Italian-Thai International Co., Ltd. | 128,546 | 116,834 | - | 245,380 |
| IDS Joint Venture | 220,500 | - | - | 220,500 |
| IN Joint Venture | 115,770 | 40,521 | - | 156,291 |
| The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH | 105,000 | - | - | 105,000 |
| ITD – NCC Joint Venture (NT-2) | 198,000 | - | - | 198,000 |
| Southern Industries (1996) Co., Ltd. | 24,673 | - | 24,673 | - |
| Nha Pralan Crushing Plant Co., Ltd. | 13,000 | - | 900 | 12,100 |
| Italian-Thai Land Co., Ltd. | 554,358 | - | - | 554,358 |
| Palang Thai Kaowna Co., Ltd. | 280,702 | 175,648 | - | 456,350 |
| Khunka Palang Thai Co., Ltd. | 58,882 | 184 | - | 59,066 |
| Palit Palang Ngan Co., Ltd. | 94,231 | 225 | - | 94,456 |
| Italian-Thai Power Co., Ltd. | 170 | 264,680 | 44,170 | 220,680 |
| Sin Rae Muang Thai Co., Ltd. | - | 21,391 | - | 21,391 |
| Others | 9,792 | - | - | 9,792 |
| Total | 2,401,094 | 619,483 | 120,453 | 2,900,124 |

(Unit : Thousand Baht)

| | 2007 | During the period Increase | Decrease | 2008 |
|---|---|---|---|---|
| Associated company | | | | |
| Sino Lao Aluminum Corporation Limited | 34,462 | - | - | 34,462 |
| Related company | | | | |
| Pladaeng Co., Ltd. | 59,075 | - | 59,075 | - |
| Total | 2,494,631 | 619,483 | 179,528 | 2,934,586 |

During the year 2008, the Company has made a provision for loss on non collection of long-term loan and advance from related parties in the separate financial statements totaling amount 251.63 million in consideration that such parties have loss from its operation and may not be able to repay their debts.

## 17. LOAN AND ADVANCES TO UNRELATED PARTIES

As at 31 December 2008, the Company had outstanding balance of loan of USD 11.79 million (2007 : USD 13.79 million) to the Defense Ministry of the Union of Myanmar to finance the construction of a steel mill in Myanmar. The Company will receive the repayment of this loan in the form of steel processing services for 40.00 percent of such steel mill production capacity, but not less than 100,000 metric tons per annum, for a period of six years after the construction of steel mill is completed. Construction of the above plant is now complete, and commences providing services. The returns on loan depend upon the extent of the demand for steel in Myanmar. In the past, the Company has already set up provision for loss in full amount. The Company does not take up interest income in the books but summarizes the amount for inclusion in its income tax computation.

The Company reappraised the value of these loans since the Company had consistently received loan repayments over the past 2 - 3 years. The Company therefore reduced the associated allowance for loss to only USD 11.79 million in accordance with the anticipated actual losses and reversed the excess provision previously made to the account "Reversal of allowance for doubtful accounts". As at 31 December 2008 the Company has fully recovered the advance referred above.

Moreover, the Company also has advanced cash of Baht 88.61 million for the investment in a local company which is under the negotiation process. Currently, has been no further development of the project because the Electricity Generating Authority of Thailand is in the process of concluding the development plan for the capacity of Power plant. Such cash advances are to support the acquisition of the concession license from the Government of Cambodia to develop a 3,600 mega watt Coal-Fired Power Plant at Koh Kong.

The Government of Cambodia is currently allowing three companies comprising Koh Kong Power Light Co., Ltd., Cambodia International Investment Group and Gulf JP to develop the power plant. If any one of the three companies can conclude the negotiation with the Electricity Generating Authority of Thailand and Ministry of Energy, it will be awarded the right to generate the Power Plant. For the time being, Koh Kong Power Light Co., Ltd. is the most prospective winner for this project. Should the Company not win the selection process, the Company will write off the cash advance referred to above to expense immediately.

The subsidiary company entered into agreement with broker in Cambodia to perform, contact and negotiate with Government of Cambodia to obtain the license and permission for the development of a 3,600 Megawatts Coal-fired Power Plant in Koh Kong Province. The subsidiary company shall pay USD 20.00 million with 3 installments as described in the agreement and shall provide 5.00 % of free shares for this project to broker. As at 31 December 2008, the subsidiary company has paid cash to such broker totaling Baht 252.68 million. Such cash advance is considered as part of the acquisition costs of concession to operate a power plant in Cambodia.

## 18. LAND HELD FOR SALE AND DEVELOPMENT

(Unit : Thousand Baht)

| | CONSOLIDATED | |
|---|---|---|
| | 2008 | 2007 |
| Land held for sale and development | 952,721 | 1,013,090 |
| Less Allowance for impairment | (394,501) | (453,900) |
| Land held for sale and development – net | 558,220 | 559,190 |

Management believes that such assets are salable in the future at prices not less than their net carrying values.

## 19. PROPERTY, PLANT AND EQUIPMENT

(Unit : Thousand Baht)

| | CONSOLIDATED | | | | | |
|---|---|---|---|---|---|---|
| | Land | Building and factories | Furniture, fixtures and Office Equipment | Site office And Temporary Camps | Machinery and equipment under installation | Total |
| Cost | | | | | | |
| 1 January 2008 | 2,445,333 | 5,584,620 | 19,228,406 | 466,957 | 344,365 | 28,069,681 |
| Reclassification | - | - | (104,567) | - | 288,121 | 183,554 |
| Acquisitions/Transfer in | 4,084 | 72,921 | 2,556,278 | 109,095 | 1,269,826 | 4,012,204 |
| Disposals/Transfer out | - | (6,432) | (392,140) | (4,884) | (1,143,892) | (1,547,348) |
| Translation adjustment | (208) | (7,010) | (502,049) | (10,248) | (22,456) | (541,971) |
| 31 December 2008 | 2,449,209 | 5,644,099 | 20,785,928 | 560,920 | 735,964 | 30,176,120 |

(Unit : Thousand Baht)

| | CONSOLIDATED | | | | | |
|---|---|---|---|---|---|---|
| | Land | Building and factories | Furniture, fixtures and Office Equipment | Site office And Temporary Camps | Machinery and equipment under installation | Total |
| Accumulated depreciation | | | | | | |
| 1 January 2008 | - | 2,103,078 | 10,768,444 | 191,633 | - | 13,063,155 |
| Accumulated depreciation from reclassification | - | - | (13,435) | 13,435 | - | - |
| Depreciation for the year | - | 272,946 | 1,756,657 | 84,015 | - | 2,113,618 |
| Depreciation for disposals | - | (5,743) | (254,092) | (4,059) | - | (263,894) |
| Translation adjustment | - | (3,299) | (238,904) | (8,067) | - | (250,270) |
| 31 December 2008 | - | 2,366,982 | 12,018,670 | 276,957 | - | 14,662,609 |
| Net book value | | | | | | |
| 31 December 2007 | 2,445,333 | 3,481,542 | 8,459,962 | 275,324 | 344,365 | 15,006,526 |
| 31 December 2008 | 2,449,209 | 3,277,117 | 8,767,258 | 283,963 | 735,964 | 15,513,511 |
| Depreciation in 2007 income statement | | | | | | 1,922,582 |
| Depreciation in 2008 income statement | | | | | | 2,113,618 |

(Unit : Thousand Baht)

| | SEPARATE F/S | | | | | |
|---|---|---|---|---|---|---|
| | Land | Building and factories | Furniture, fixtures and Office Equipment | Site office and temporary camps | Machinery and equipment under installation | Total |
| Cost | | | | | | |
| 1 January 2008 | 2,247,918 | 4,056,252 | 13,423,131 | 434,604 | 281,449 | 20,443,354 |
| Reclassification | - | - | (51,000) | - | - | (51,000) |
| Acquisitions/Transfer in | 3,749 | 54,438 | 1,319,320 | 109,095 | 956,293 | 2,442,895 |
| Disposals/Transfer out | - | (48) | (215,481) | (366) | (1,062,652) | (1,278,547) |
| Translation adjustment | - | - | (233,613) | (10,425) | (15,514) | (259,552) |
| 31 December 2008 | 2,251,667 | 4,110,642 | 14,242,357 | 532,908 | 159,576 | 21,297,150 |
| Accumulated depreciation | | | | | | |
| 1 January 2008 | - | 1,775,555 | 8,349,171 | 167,900 | - | 10,292,626 |
| Accumulated depreciation from reclassification | - | - | (13,435) | 13,435 | - | - |
| Depreciation for the year | - | 199,676 | 1,031,403 | 80,985 | - | 1,312,064 |
| Depreciation for disposals | - | (48) | (159,669) | (42) | - | (159,759) |
| Translation adjustment | - | - | (111,626) | (8,052) | - | (119,678) |
| 31 December 2008 | - | 1,975,183 | 9,095,844 | 254,226 | - | 11,325,253 |
| Net book value | | | | | | |
| 31 December 2007 | 2,247,918 | 2,280,697 | 5,073,960 | 266,704 | 281,449 | 10,150,728 |
| 31 December 2008 | 2,251,667 | 2,135,459 | 5,146,513 | 278,682 | 159,576 | 9,971,897 |
| Depreciation in 2007 income statement | | | | | | 1,225,396 |
| Depreciation in 2008 income statement | | | | | | 1,312,064 |

The Company and its subsidiaries have mortgaged part of the buildings with aggregate net book values of approximately Baht 447.89 million and land of Baht 403.55 million (2007 : Baht 491.45 million and Baht 143.55 million, respectively) with a bank as collaterals for long - term loans from such bank, as discussed in Note 25. In addition, the Company and its subsidiaries have mortgaged and granted power of attorney to mortgage land with a total value of Baht 4.91 million (2007 : Baht 4.91 million) with banks as collaterals for the issuance of letters of guarantees for the Company and subsidiaries.

As at 31 December 2008 and 2007, certain building, machinery and equipment items of the Company, subsidiaries and joint ventures have been fully depreciated but are still in use. The original cost, before deducting accumulated depreciation, of those assets amounted to Baht 5,910.98 million and Baht 5,570.37 million, respectively (SEPARATE F/S : Baht 4,775.13 million and Baht 4,742.00 million, respectively).

As at 31 December 2008 and 2007, machinery, equipment and vehicles with net book value amounting to Baht 1,119.50 million and Baht 1,436.80 million are acquired under hire purchase contracts, as referred to in Note 24.

## 20. GOODWILL

(Unit : Thousand Baht)

| | Consolidated | |
|---|---|---|
| | 2008 | 2007 |
| Cost | 548,948 | 548,948 |
| Less : Accumulated amortization | (48,862) | (48,862) |
| Net book value | 500,086 | 500,086 |

The management has considered that the above goodwill has no any impairment.

## 21. BANK OVERDRAFTS AND SHORT - TERM LOANS FROM FINANCIAL INSTITUTIONS

The outstanding balances of bank overdrafts and short - term loans from financial institutions as at 31 December 2008 and 2007 are as follows : -

(Unit : Thousand Baht)

| | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Bank overdrafts | 2,274,344 | 67,717 | 62,787 | 20,018 |
| Short - term loans from financial institutions | 5,078,961 | 4,906,571 | 2,979,377 | 3,473,444 |
| Total | 7,353,305 | 4,974,288 | 3,042,164 | 3,493,462 |

These represent loans obtained from local and overseas financial institutions in both Baht currency and foreign currencies as follows :

(Unit : Million)

| | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Baht | 3,845 | 5,857 | 2,396 | 5,439 |
| PHP | 141 | 165 | 141 | 165 |
| USD | 6 | 4 | - | - |
| NTD | 455 | 400 | 455 | 400 |
| INR | 493 | 773 | - | - |

These loans are subject to interest at domestic market rate for Baht currency loans and at the rates based on market rate of India, Taiwan, Philippines and SIBOR for foreign currency loans.

As at 31 December 2008, part of loans amounting to Baht 2,073.66 million (2007 : Baht 1,638.46 million) are used to finance certain specific projects (project finance). The banks require the Company to assign or transfer the proceeds from the projects into the Company's accounts with those banks.

As at 31 December 2008 and 2007, overdraft and short - term credit facilities of the Company have not yet been drawn down amounting to Baht 1,517.12 million and Baht 873.00 million, respectively.

During the year 2007, the Company reclassified loan for investment in Potash mining project from short-term loan to long-term loan (see note 25) as the specific condition indicates that the Company will have to settle full amount within 6 months from the date the subsidiary obtains mining concession. However, should the subsidiary not receive the approval for mining concession within 31 May 2008, the Company will have to repay Baht 165.00 million per quarter from August 2008.

## 22. TRADE ACCOUNTS PAYABLE - RELATED PARTIES

The outstanding balances as at 31 December 2008 and 2007 are as follows :

(Unit : Thousand Baht)

| | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Subsidiaries and Joint Ventures | | | | |
| (eliminated from consolidated financial statements) | | | | |
| IOT Joint Venture | - | - | 3,589 | 14,650 |
| I.C.C.T. Joint Venture | - | - | 140,887 | 140,887 |
| IN Joint Venture | - | - | 5,670 | 28,020 |
| Thai Maruken Co., Ltd. | - | - | 93,690 | 75,364 |
| ITO Joint Venture | - | - | 10,762 | 5,085 |
| Italthai Trevi Co., Ltd. | - | - | 57,460 | 119,611 |
| Siam Concrete and Brick Products Co., Ltd. | - | - | 58,721 | 93,340 |
| ITD - VIS Joint Venture | - | - | 6,633 | 7,317 |
| ITD Cementation India Limited | - | - | 124,663 | 16,753 |
| ITD-ITDCEM JV | - | - | 95,894 | 118,164 |
| Asian Steel Product Co., Ltd. | - | - | 29,713 | 2,221 |
| Thai Pride Cement Co., Ltd. | - | - | 2,619 | 78,387 |
| Nha Pralan Crushing Plant Co., Ltd. | - | - | 1,809 | 997 |
| Aquathai Co., Ltd. | - | - | 72,224 | 75,232 |
| Italthai Marine Co., Ltd. | - | - | 3,984 | 1,225 |
| Saraburi Construction Co., Ltd. | - | - | 7,235 | - |
| Others | - | - | 8,029 | 2,213 |
| Total | - | - | 723,582 | 779,466 |
| | | | | |
| Associated companies | | | | |
| MCRP Construction Corporation, Philippines | 79,995 | 92,099 | 79,995 | 92,099 |
| Bangkok Steel Wire Co., Ltd. | 58,896 | 50,301 | 22,352 | 9,103 |
| ATO-Asia Turnouts Ltd. | 44,033 | 11,735 | 41,996 | 10,373 |
| Total | 182,924 | 154,135 | 144,343 | 111,575 |

(Unit : Thousand Baht)

| | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Related companies | | | | |
| (Related by way of common directors) | | | | |
| Takenaka Corporation | 234,214 | 174,417 | - | - |
| Obayashi Corporation | 90,841 | 157,336 | - | - |
| Italthai Industrial Co., Ltd. | 127,986 | 131,133 | 69,600 | 57,964 |
| Siam Steel Syndicate Plc. | 123,111 | 63,498 | 123,111 | 63,394 |
| Nishimatsu Construction Co., Ltd. | 298,423 | 232,840 | - | - |
| Italthai Engineering Co., Ltd. | 228,173 | 131,976 | 224,241 | 127,758 |
| Charoong Thai Wire & Cable Plc. | 90,812 | 106,640 | 89,813 | 106,640 |
| Nawarat Patanakarn Plc. | 90,255 | 75,705 | 77,983 | 65,528 |
| Toyo-Thai Corporation Ltd. | 2,846 | 17,401 | 2,846 | 17,401 |
| Thai Rent All Co., Ltd. | 39,188 | 25,170 | 38,891 | 24,529 |
| Amarine Estate Co., Ltd | 24,720 | - | 24,720 | - |
| Siam Fiber Optics Co., Ltd | 15,775 | - | 15,775 | - |
| Others | 9,196 | 34,873 | 5,450 | 2,140 |
| Total | 1,375,540 | 1,150,989 | 672,430 | 465,354 |
| Outstanding balances and portion of other participants in joint ventures | | | | |
| IOT Joint Venture | 2,153 | 8,790 | - | - |
| I.C.C.T. Joint Venture | 105,665 | 105,665 | - | - |
| ITO Joint Venture | 6,457 | 3,051 | - | - |
| ITD - VIS Joint Venture | 2,321 | 2,561 | - | - |
| IN Joint Venture | 2,778 | 13,730 | - | - |
| Others | 618 | 473 | - | - |
| Total | 119,992 | 134,270 | - | - |
| Total | 1,678,456 | 1,439,394 | 1,540,355 | 1,356,395 |

## 23. SHORT - TERM LOANS AND ADVANCES FROM RELATED PARTIES

The outstanding balances as at 31 December 2008 and 2007 are as follows :

(Unit : Thousand Baht)

| | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Subsidiaries and Joint Ventures | | | | |
| (eliminated from consolidated financial statements) | | | | |
| ITD Cementation India Limited | - | - | 967 | - |
| ITD-ITDCEM JV | - | - | 1,087 | - |
| Total | - | - | 2,054 | - |
| Associated company | | | | |
| Thai Contractors Asset Co., Ltd. | 9,964 | - | - | - |
| Total | 9,964 | - | - | - |
| Related companies | | | | |
| Nam Theun 2 Power Co., Ltd. | 54,855 | 208,674 | - | - |
| Obayashi Corporation | - | 221,142 | - | - |
| Nawarat Patanakarn Plc. | 68,138 | - | - | - |
| Saraburi Coal Co., Ltd. | - | 20,000 | - | - |
| Others | 673 | 13 | - | - |
| Total | 123,666 | 449,829 | - | - |
| Short - term loans and advances from related parties | 133,630 | 449,829 | 2,054 | - |

Significant movements in the short - term loans and advances from related parties for the year ended 31 December 2008 are as follows :

(Unit : Thousand Baht)

| | 2007 | During the year | | 2008 |
|---|---|---|---|---|
| | | Increase | Decrease | |
| Associated company | | | | |
| Thai Contractors Asset Co., Ltd. | - | 9,964 | - | 9,964 |
| Total | - | 9,964 | - | 9,964 |

(Unit : Thousand Baht)

| | 2007 | During the year Increase | During the year Decrease | 2008 |
|---|---|---|---|---|
| Related companies | | | | |
| Nam Theun 2 Power Co., Ltd. | 208,674 | - | 153,819 | 54,855 |
| Obayashi Corporation | 221,142 | - | 221,142 | - |
| Nawarat Patanakarn Plc. | - | 68,138 | - | 68,138 |
| Saraburi Coal Co., Ltd. | 20,000 | - | 20,000 | - |
| Others | 13 | 660 | - | 673 |
| Total | 449,829 | 68,798 | 394,961 | 123,666 |
| Net | 449,829 | 78,762 | 394,961 | 133,630 |

## 24. HIRE - PURCHASES PAYABLE

(Unit : Thousand Baht)

| | CONSOLIDATED | | SEPARATE F/S | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Hire - purchases payable (less than 1 year) | 504,285 | 437,264 | 382,839 | 411,914 |
| Hire - purchases payable (period : 2-5 years) | 671,843 | 572,831 | 261,454 | 542,508 |
| Total | 1,176,128 | 1,010,095 | 644,293 | 954,422 |
| Less : deferred interest | (181,044) | (127,171) | (83,255) | (120,635) |
| Less : Current portion of hire - purchase | (421,629) | (385,188) | (337,195) | (363,526) |
| Net | 573,455 | 497,736 | 223,843 | 470,261 |

The above hire - purchases payable are for machinery, equipment and vehicles leases with scheduled repayment terms of 2 - 8 years.

## 25. LONG - TERM LOANS

As at 31 December 2008 and 2007, the Company and its subsidiaries have outstanding long - term loans as follows :

(Unit : Thousand Baht)

| | CONSOLIDATED F/S | | SEPARATE F/S | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Long - term loans | 6,983,073 | 7,224,781 | 5,382,398 | 5,421,806 |
| Less : Current portion | (2,282,580) | (1,689,872) | (1,546,760) | (1,149,269) |
| Net | 4,700,493 | 5,534,909 | 3,835,638 | 4,272,537 |

Movements in the long - term loans during the year ended 31 December 2008 are summarized below :

(Unit : Thousand Baht)

| | CONSOLIDATED F/S | SEPARATE F/S |
|---|---|---|
| Balance as at 1 January 2008 | 7,224,781 | 5,421,806 |
| Add : Additional borrowings | 2,428,316 | 2,060,257 |
| Less : Repayment | (2,604,347) | (2,102,307) |
| Less : Translation adjustment | (65,677) | 2,642 |
| Balance as at 31 December 2008 | 6,983,073 | 5,382,398 |

The Company has loan agreement with a local commercial bank for Baht 3,299.00 million included in the above beginning balance, for investment in a potash mine project. The loan is collateralized by the pledge of share certificates of the group of related companies. The Company will have to settle full amount within 6 months from the date the subsidiary obtains mining concession. However, should the subsidiary not receive the approval for mining concession within 31 May 2008, the Company will have to repay the loan by installments at Baht 165.00 million per quarter starting August 2008. During the year, the Company has repaid Baht 330.00 million for this loan.

During the year 2008, the Company entered into agreement with a commercial bank for refinance debt of Baht 914.41 million from EXIM Bank which bears interest at the rate of THFIX + 3.25% per annum. During the year, the Company has repaid Baht 114.30 million for this loan.

During the year 2008, the Company entered into loan agreement with a foreign bank for purchase of machineries amounting to EUR 14.10 million for which EUR 12.51 million or equivalent to Baht 620.93 million has been drawndown. This loan bears interest per annum at EURIBOR.

During the year 2008, the Company entered into loan agreement with a local commercial bank for the hedged line of Khongjeam dam project development amounting to Baht 200.00 million for which Baht 150.00 million has been drawndown. This loan bears interest per annum at MLR.

Moreover, during the year, the Company entered into loan agreement with a local commercial bank for development of a 3,600 Megawatts Coal-fired Power Plant in Koh Kong Province amounting to Baht 680.00 million for which Baht 227.56 million has been drawndown. This loan bears interest at the rate of MLR per annum.

The Company and subsidiaries have registered the mortgages of part of their land and construction thereon with a net carrying value as at 31 December 2008 of Baht 862.39 million (2007 : Baht 713.00 million) and the deeds of hypothecation of certain machinery located overseas as collaterals for loans.

The loans of the Company and its subsidiaries bear interest at the rate of minimum loan rate (MLR).

In addition, the loan agreement contains covenants relating to various matters such as the payment of dividend and limitations on the provision of loans.

As at 31 December 2008 and 2007, the long-term credit facilities of the Company have not yet been drawndown amounting to Baht 904.75 million and Baht 389.00 million, respectively.

## 26. DEBENTURES - NET

(Unit : Thousand Baht)

| Debenture | Life | Date of issue | Maturity date | Interest rate | CONSOLIDATED AND SEPARATE F/S 2008 | CONSOLIDATED AND SEPARATE F/S 2007 |
|---|---|---|---|---|---|---|
| | | | | (% p.a.) | | |
| 1 | 3 years | 20 September 2006 | 20 September 2009 | 7.00 | 704,565 | 704,565 |
| 2 | 2 years | 23 September 2008 | 23 September 2010 | 6.50 | 1,992,787 | 1,055,627 |
| Total | | | | | 2,697,352 | 1,760,192 |
| Less : Current portion of debentures | | | | | (705,837) | (1,055,627) |
| Debentures – net of current portion | | | | | 1,991,515 | 704,565 |

On 23 September 2008, the Company issued subordinate, unsecured debentures with principal amount of Baht 2,000 million which are issued to specific person with two-year tenure and with a face value of Baht 1,000. These bear interest rate at 6.50 percent per annum which is payable quarterly. The debentures will be redeemed on 23 September 2010. The Company will use the proceeds from this issuance to repay debts and/or use for working capital in business expansion.

In addition, the debentures were issued with covenants relating to various matters such as the decrease in share capital, the merger, the payment of dividend and limitations on the provision of loans.

The movement of debentures during the year ended 31 December 2008 in the consolidated and separate financial statements is as follows:

| | Thousand Baht |
|---|---|
| Beginning balance | 1,760,192 |
| Additions | 2,000,000 |
| Repayment | (1,057,100) |
| Costs of issuing debentures | (9,816) |
| Amortization of costs of issuing debentures | 4,076 |
| Current portion | (705,837) |
| Ending balance | 1,991,515 |

## 27. CONVERTIBLE DEBENTURES - NET

At Extraordinary General Meeting of Shareholders No. 1/2008 held on 14 January 2008, the shareholders approved the issuance of convertible debentures of the Company not more than USD 200,000,000 or an equivalent amount in any other currency, with maturity not exceeding 7 years from the date of issuance. A unit of convertible debenture can be converted to ordinary shares based on the par value of debenture divided by the convertible price of debenture. The conversion price shall be considered by Board of Directors or any persons assigned by Directors. However, the conversion price should not be less than the market price based on the average closing price of the Company's shares in Stock Exchange of Thailand for 15 days before the date of conducting of the bookbuilt for the convertible debentures. The shareholders approved an increase of the Company's registered capital by Baht 728,000,000 from the existing registered capital of Baht 4,193,678,180 to Baht 4,921,678,180 by issuing 728,000,000 ordinary shares at the par value of Baht 1 per share to reserve for the conversion of the convertible debentures.

On 10 June 2008, the Company issued unsecured convertible debentures of USD 150 million which were offered to foreign investors, but not be offered or sold within the United States or to US person, and juristic person in relation to "Regulation S". The convertible debentures were registered as listed securities on the Singapore Exchange Securities Trading Limited under the Securities Act of Singapore.

The convertible debentures are issued at par with a face value of USD 100,000 per debenture. Interest is payable semi-annually in arrears at an annual interest rate of 4.5%. Each debenture is convertible at any time up to maturity at an initial conversion ratio at 310,621.63 shares per debenture (a fixed exchange rate of 32.04 Baht = 1 USD and initial conversion price of 10.3148 Baht). Debentureholders have the right to convert debentures starting from 21 July 2008 but not less than seven business days prior to the maturity date. However, the Company has cash settlement option in lieu of delivering ordinary shares to the debentureholders.

The Company presented part of accrued interest for convertible bond which paid the debentureholders when they exercise the right to convert to common shares separately in the balance sheets.

The nominal value of the convertible debentures will be redeemed as follows :

| | Date | Redemption amount |
|---|---|---|
| 1st Redemption | 10 December 2008 | USD 101,750.00 |
| 2nd Redemption | 10 June 2009 | USD 103,570.00 |
| 3rd Redemption | 10 December 2009 | USD 105,462.80 |
| 4th Redemption | 10 June 2010 | USD 107,431.31 |
| 5th Redemption | 10 December 2010 | USD 109,478.56 |
| 6th Redemption | 10 June 2011 | USD 111,607.71 |
| 7th Redemption | 10 December 2011 | USD 113,822.02 |
| 8th Redemption | 10 June 2012 | USD 116,124.90 |
| 9th Redemption | 10 December 2012 | USD 118,519.89 |
| 10th Redemption | 10 June 2013 | USD 121,010.69 |

At any time after 10 June 2010 but not less than seven business days prior to the maturity date, the Company has an option to early convert or redeem all of the convertible debentures.

Initial convertible debentures comprise the following :

(Unit : Thousand Baht)

| | CONSOLIDATED F/S | SEPARATE F/S |
|---|---|---|
| | 2008 | 2008 |
| Convertible debentures | 4,942,401 | - |
| Less : Issuing convertible debentures costs | (112,170) | - |
| Convertible debentures – net | 4,830,231 | - |

The movement of convertible bonds during the year ended 31 December 2008 in the consolidated and separate financial statements is as follows :

| | Thousand Baht |
|---|---|
| Beginning balance | - |
| Additions | 4,897,925 |
| Cost of issuing convertible debentures | (122,257) |
| Amortization of costs of issuing convertible debentures | 10,087 |
| Unrealised losses on exchange rates | 44,476 |
| Ending balance | 4,830,231 |

In case debentureholders will not convert and hold the debentures to maturity, interest expense on the convertible debentures is calculated using the effective interest method by applying the effective interest rate of 8.52% per annum, inclusive of the costs of issuing convertible debentures and yield to maturity.

No potential dilution in earnings per share arose from the convertible debentures, because the average share price during this year was lower than the exercise price.

On 11 June 2008, the Company and its subsidiaries entered into various hedge agreements to hedge foreign currency and interest rate risks, of which the details are as follows :

1. The Company entered into a cross currency swap and interest rate swap agreements with a financial institution to make cross currency swap for the Company's convertible debentures for USD 50.00 million for Baht 1,634.00 million and to swap interest rate at 4.50 percent per annum on USD for 5.77 percent per annum on Baht. The term of the agreement is for three years.

2. The Company entered into a call spread and coupon swap agreement with a financial institution to exchange the Company's convertible debentures for USD 50.00 million at Baht 32.60 per 1 USD with a condition to exchange the USD at market rate if the exchange rate is more than Baht 35.60 per 1 USD, and to obtain compensation of Baht 3.00 per 1 USD, and to swap interest rate at 4.50 percent per annum on USD for 6 MonthFIX plus 2.45 percent per annum on Baht. The term of the agreement is for three years.

3. The Company entered into foreign currency forward agreement with a financial institution for the Company's convertible debentures for USD 50.00 million at 33.70 Baht per 1 USD with a condition to take the foreign currency option if the exchange rate reaches Baht 35.00 per 1 USD. The Company has paid premium for this contract of USD 1.39 million and will amortize this over the agreement period. The term of the agreement is for three years.

The Company presented part of accrued interest for convertible bond which paid the debentureholders when they exercise the right to convert to common shares separately.

## 28. ALLOWANCE FOR LOSS ON CONSTRUCTION PROJECT

During the year, the Company assessed and revised its projections for the delay in the project National Highway Route NH-31C in India and the project Nankang Station Underground Civil and E&M Construction rot CL 305 in Taiwan. This caused a significant increase in cost of construction. The Company has recognized provision for loss on the construction project amounting to Baht 469.69 million in the income statement. As at 31 December 2008, allowance for losses on construction projects is outstanding of Baht 628.18 million in the balance sheet.

The Company believes that the delay which resulted in the loss is not the fault of the Company, and is currently negotiating with the contractor. Since there is uncertainly as to whether the cost will be recoverable, the Company has not recognized revenue on such project.

## 29. RELATED PARTY TRANSACTIONS

During the year, the Company and its subsidiaries had significant business transactions with related parties, which have been concluded on commercial terms and bases agreed upon in the ordinary course of businesses between the Company and those companies, as follow :

| | Transfer pricing policy |
|---|---|
| Turn-key construction service income | Cost plus margin |
| Construction service income, not including the procurements of materials | Cost or cost plus margin |
| Land rental income | Mutually agreed |
| Sales of equipment | Cost or mutually agreed |
| Sales of investment | Market price |
| Purchases of construction materials | Approximate market price |
| Turn-key construction expenses | Cost plus margin |
| Hire of construction services, not including procurements of materials | Cost |
| Purchases of investment | Approximate net book value |
| Interest on loans | Mutually agreed rate |

Below is a summary of significant related party transactions during the year:-

(Unit : Million Baht)

| | CONSOLIDATED | | SEPARATE F/S | |
|---|---|---|---|---|
| | For the years ended 31 December | | | |
| | 2008 | 2007 | 2008 | 2007 |
| Transactions with subsidiaries and joint ventures | | | | |
| (eliminated from consolidated financial statements) | | | | |
| Construction services and other income | - | - | 1,384 | 1,539 |
| Sales of equipment | - | - | 39 | 211 |
| Purchases of construction materials and services | - | - | 892 | 1,196 |
| Purchases of equipment | - | - | 52 | 41 |
| Transactions with associated companies | | | | |
| Construction services and other income | 174 | 18 | 172 | 16 |
| Purchases of construction materials and services | 217 | 212 | 121 | 114 |
| Purchases of equipment | - | - | 16 | - |
| Transactions with related companies | | | | |
| Construction services and other income | 3,370 | 4,129 | 876 | 1,027 |
| Land rental income | - | 33 | - | 33 |
| Purchases of construction materials and services | 1,009 | 1,462 | 702 | 866 |
| Purchases of equipment | 95 | 173 | 91 | 171 |

Furthermore, the Company also has significant transactions with its related parties in respect of loans and advances.

The outstanding balances of the above transactions are presented as separate items in the balance sheet.

Loans from directors

As at 31 December 2008, subsidiary company and indirect subsidiary company have loans from directors amounting to Baht 159.23 million (2007 : Baht 179.40 million) which amount of Baht 11.51 million bears interest at the rate of MLR per annum.

## 30. INCOME TAX

The Company has operation losses, there is not subject to obligation to pay income tax for the year ended 31 December 2008.

Income tax for the branch in Taiwan has been calculated based on 25.00 percent of taxable income.

Income tax for the years ended 31 December 2008 of subsidiaries and joint ventures in Thailand have been calculated at the rate of 30.00% on the net income after adding back certain expenses which are not allowable for tax computation purposes and the deduction of tax losses brought forward from previous years.

Income tax presented in the consolidated financial statements is an income tax of the overseas branches and subsidiaries that have been calculated in accordance with accounting standard and/or tax law of those countries.

## 31. DIVIDEND PAYMENT

At the Ordinary General Shareholder Meeting 1/2551, held on 25 April 2008, the shareholders approve the appropriation of dividends from the operations for the year 2007 of Baht 0.07 per share for 4,193,678,180 ordinary shares totaling Baht 293.19 million.

## 32. PROVIDENT FUND

The Company, subsidiaries, joint ventures and its employees have jointly established a provident fund in accordance with the Provident Fund Act B.E. 2530. Both employees and the Company contributed to the fund monthly at the rate of 2.00 – 5.00 percent of basic salary. The fund, which is managed by Finansa Asset Management Limited, will be paid to employees upon termination in accordance with the fund rules. During the years 2008 and 2007, the Company and its subsidiaries contributed Baht 35.79 million and Baht 29.00 million, respectively, to the fund (SEPARATE F/S : Baht 30.16 million and Baht 26.90 million, respectively).

## 33. COST OF CONSTRUCTION WORK

As at 31 December 2008 and 2007, construction costs of the Company, its subsidiaries and its proportionate interests in joint ventures, after adjustment to reflect gains or losses recognized for current construction projects, amounted to Baht 132,337.04 million and Baht 141,990.61 million, respectively (SEPARATE F/S : Baht 88,035.56 million and Baht 103,784.60 million, respectively).

## 34. STATUTORY RESERVE

Pursuant to Section 116 of the Public Limited Company Act B.E. 2535, the Company is required to set aside as a statutory reserve at least 5.00% of its net income after deducting accumulated deficit brought forward (if any) until the reserve reaches 10.00% of the registered capital. The statutory reserve is not available for dividend distributions.

During the year 2007, the Company proposed appropriation for additional statutory reserve from net income of Baht 37.00 million to bring the reserve to 10.00 percent of the authorized share capital.

## 35. DIRECTOR'S REMUNERATION

Directors' remuneration represents the benefits paid to the Company's directors in accordance with section 90 of the Public Companies Act, exclusive of salaries and related benefits payable to executive directors. The directors' remuneration has been approved at the Company Annual General Meeting.

## 36. EXPENSES BY NATURE

Significant expenses by nature are as follows:

(Unit: Thousand Baht)

| | CONSOLIDATED | | SEPARATE F/S | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Salary and wages and other employee benefits | 6,906,488 | 8,757,837 | 5,059,345 | 5,222,915 |
| Depreciation | 2,113,618 | 1,920,479 | 1,312,064 | 1,225,396 |
| Amortisation | 53,220 | 112,391 | 39,579 | 33,289 |
| Allowance for loss on construction work | 308,332 | 12,660 | 469,686 | 12,660 |
| Loss from devaluation of investments | - | 23,601 | 385 | 23,601 |
| Rental expenses | 1,086,898 | 667,394 | 658,823 | 667,394 |

## 37. GUARANTEES

As at 31 December 2008 and 2007, the Company has outstanding guarantees of approximately Baht 28,799.47 million and Baht 21,701.31 million, respectively, issued by financial institutions on behalf of the Company, its subsidiaries, and its joint ventures in respect of certain performance bonds required in the normal course of businesses.

As at 31 December 2008 and 2007, the Company had outstanding guarantees of approximately Baht 8,670.30 million and Baht 8,870.00 million, respectively, issued to financial institutions and its ventures to collateralize credit facilities granted by those financial institutions and joint venture partners to subsidiaries, associated, related companies and joint ventures. The Company issued guarantees in proportion to its shareholding (except for Italthai Trevi Co., Ltd., Italthai Marine Co., Ltd., Aquathai Co., Ltd., Sarithorn Co., Ltd, Asian Steel Product Co., Ltd., and ITD Cementation India Limited for which the Company issued full guarantees for the credit facilities).

## 38. COMMITMENT

**38.1** Under the Company's rehabilitation plan, executed in 2002, the plan administrator, ITD Planner Company Limited, arranged for the establishment of a Special Purpose Vehicle (SPV) under Thai Laws. This SPV was established as a private company, with a registered share capital of Baht 0.10 million, consisting of 19,000 ordinary shares of Baht 5.00 each and 1,000 preference shares of Baht 5.00 each. The plan administrator novated debt to the SPV through allocation of these ordinary shares to the creditors in proportion to the amount of debt novated, while the preference shares will be allocated to the Company's directors. Those creditors comprise unsecured financial creditors under the master rescheduling agreement, and debts to unsecured debenture holders amounting to Baht 3,604.00 million. The Company has transferred its non-core assets to the SPV in exchange for the SPV to assume the debt obligations of the Company. It has to complete the sale of the non-core assets within 30 June 2007. Under the stipulations of the rehabilitation plan, there are no interest charges on the novated debt until 30 June 2007. If all of the non-core assets have not been sold off by 30 June 2007, and not all debts have been settled, the SPV has to pay off all outstanding debt on 1 July 2007. However, if all of the non-core assets have been sold off by 30 June 2007, but not all debts have been settled, the SPV will repay the outstanding portion of the novated debt in five equal installments, on 30 June and 30 December of each year, from 30 June 2008 to 30 June 2010, with interest on the remaining debt at the rate of average interest rate of MLR quoted two business days before the first day of the relevant interest period by Siam Commercial Bank Plc, Bangkok Bank Plc and Krung Thai Bank Plc minus 3% per annum, commencing 1 July 2007. Interest will be paid on the same dates as principal repayment, from 30 June 2008, onwards. Under the facility agreement between the Company and the SPV, the Company is obliged to extend loans to the SPV in amounts equal to the principal and interest which have to be paid to the creditors in the manner discussed above. As at 31 December 2008, the outstanding balance of loans amounted to Baht 919.23 million.

As the Company has obligations to provide loans to the special purpose vehicle discussed above, based on the principals of conservatism, Baht 229.57 million by which the transfer price under the rehabilitation plan exceeds the net book value of the non-core assets, which the Company has transferred to the special purpose vehicle as mention above, is not recognized as a gain in the income statement but is recorded as "Deferred gain from transfer of assets to special purpose vehicle" in the balance sheet.

**38.2** As at 31 December 2008, the Company and joint ventures had the outstanding commitments with major subcontractors, classified by currencies, as follows :

(Unit : Million Baht)

| | Baht equivalent | |
|---|---|---|
| | CONSOLIDATED F/S | SEPARATE F/S |
| Currency | | |
| Baht | 3,356 | 3,162 |
| NTD | 2,540 | 2,540 |
| USD | 151 | - |
| INR | 1,735 | 1,735 |

**38.3** As at 31 December 2008, the Company, its subsidiaries and its joint ventures had the following outstanding commitments, proportionately, of the Company in respect of purchases of materials, machinery and software and related services:

(Unit : Million Baht)

| | Baht equivalent | |
|---|---|---|
| | CONSOLIDATED F/S | SEPARATE F/S |
| Currency | | |
| Baht | 145 | 78 |
| EUR | 159 | 83 |
| USD | 100 | 36 |
| INR | 410 | 10 |
| SEK | 64 | - |
| NOK | 10 | - |
| NTD | 2 | 2 |

**38.4** As at 31 December 2008, the Company had outstanding commitment of Baht 18.75 million and USD 48.80 million in respect of uncalled portion of investments in two associated companies and two related companies, and uncalled portion of investments in a subsidiary company of Baht 0.75 million.

## 39. CONTINGENT LIABILITIES

a) During the year 1997, the Company and seven other parties were jointly sued for compensation totaling approximately Baht 655.00 million. On 30 December 2005, the Court of First Instance ordered the defendant to pay of damages, amounting to Baht 440.00 million, plus interest at the rate of 7.50 percent per annum from 11 June 1992 to the payment date. On 17 March 2006, the Company submitted an appeal and a petition to stay execution to the order of the Court - Chonburi Province. Copies of the appeal and the petition have been considered to the plaintiff and the outcome of the case has not yet been known. The Company believes that there will be no damage from such case. The Company therefore, has not set up any provision in its accounts.

b) On 7 March 2003, a court case was brought against a subsidiary company claiming for compensation totaling approximately Baht 126.00 million for alleged negligence in driving sheet piles on top of pipelines belonging to a third party company, resulting in damage to its property. On 22 September 2006, the Court of First Instance ordered the subsidiary to pay damages amounting to Baht 92.00 million together with fees. On 20 December 2006, the subsidiary submitted an appeal and a petition to stay execution of the order to the Civil Court. Copies of the appeal and the petition have been considered to the plaintiff and the outcome of the case has not yet been known. However, the management of subsidiary company assessed the situation and feel that it is a high chance for the subsidiary to be responsible for such claims for damage. The subsidiary company therefore, set up full allowance for damage in its accounts.

c) Since the year 2000, certain customers of the Company have taken legal actions against the Company, subsidiary company, and joint venture for breach of service agreements, claiming compensation totaling approximately Baht 215.00 million (2007 : Baht 86.00 million). The cases are currently pending for judgment from the Civil Courts amount of Baht 80.00 million and pending for the adjustment of arbitrator amount of Baht 135.00 million. Management is of the opinion that such lawsuits are a normal part of business and some are brought without proper justification grounds, and believes that no material liabilities will be incurred as a result of the lawsuits discussed above. Therefore, the Company has not set provision for those in the accounts.

## 40. FINANCIAL INFORMATION BY SEGMENT

The operations of the Company, its subsidiaries and its joint ventures for the years ended 31 December 2008 and 2007 are mainly engaged in a single industry segment, turn - key construction services, and are conducted in the following geographical segments.

(Unit : Million Baht)

CONSOLIDATED F/S

| | For the years ended 31 December 2008 and 2007 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Local | | Overseas | | Total | | Elimination | | Grand total | |
| | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 |
| Revenues from construction services | 26,129 | 31,110 | 18,871 | 16,373 | 45,000 | 47,483 | (2,145) | (1,860) | 42,855 | 45,623 |
| Gross profit (loss) | 1,568 | 2,842 | (913) | 399 | 655 | 3,241 | - | - | 655 | 3,241 |
| Administrative expenses | | | | | | | | | (1,773) | (1,410) |
| Reversal of allowance (allowance) for doubtful accounts | | | | | | | | | (232) | 42 |
| Share of loss from investments accounted for by equity method | | | | | | | | | (1) | (7) |
| Dividend income and shares of profit from the joint ventures | | | | | | | | | 74 | 86 |
| Loss from devaluation of investment | | | | | | | | | - | (24) |
| Interest income | | | | | | | | | 133 | 53 |
| Loss on exchange rate | | | | | | | | | (294) | (165) |
| Other income | | | | | | | | | 637 | 750 |
| Allowance for impairment and contingent liabilities | | | | | | | | | (28) | (31) |
| Interest and financial expenses | | | | | | | | | (1,744) | (1,298) |
| Income tax | | | | | | | | | (105) | (163) |
| Minority interests | | | | | | | | | 22 | (64) |
| Net income (loss) for the year | | | | | | | | | (2,656) | 1,010 |

(Unit : Million Baht)

| | As at and 31 December 2008 and 2007 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Local | | Overseas | | Total | | Elimination | | Grand total | |
| | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 |
| Property, plant and equipment - net | 12,295 | 12,422 | 3,219 | 2,569 | 15,514 | 14,991 | - | 16 | 15,514 | 15,007 |
| Other assets | 36,278 | 34,860 | 15,401 | 13,727 | 51,679 | 48,587 | (9,963) | (10,667) | 41,716 | 37,920 |
| Total assets | 48,573 | 47,282 | 18,620 | 16,296 | 67,193 | 63,578 | (9,963) | (10,651) | 57,230 | 52,927 |

## 41. FINANCIAL INSTRUMENTS

### 41.1 Financial risk management

The Company's financial instrument principally comprise cash and cash at banks, pledged deposits at banks, trade accounts receivable, loans, investments, bank overdrafts and short-term loans from financial institutions, loans, hire purchase payables, debentures and long-term loans. The financial risks associated with these financial instruments and how they are managed are described below.

***Credit risk***

The Company has exposure to credit risk primarily with respect to trade accounts receivable, loans, and other receivables. The Company manages the risk by adopting appropriate credit control policies and procedures and therefore does not expect to incur material financial losses. In addition, the Company does not have high concentration of credit risk since it has a large customer base. The maximum exposure to credit risk is limited to the carrying amounts of receivables, loans, and other receivables as stated in the balance sheet.

***Interest rate risk***

The Company's exposure to interest rate risk relates primarily to its cash at banks, bank overdrafts and short-term loans from financial institutions, short-term loans, hire purchase payables, debentures and long-term borrowings. However, since most of the Company's financial assets and liabilities bear floating interest rates or fixed interest rates which are close to the market rate, the interest rate risk is expected to be minimal.

***Foreign currency risk***

The Company's exposure to foreign currency risk arises mainly from trading transactions and borrowings that are denominated in foreign currencies. The Company seeks to reduce this risk by entering into forward exchange contracts when it considers appropriate. Generally, the forward contracts mature within one year.

The balances of financial assets and liabilities denominated in foreign currencies as at 31 December 2008 are summarized below:

| Foreign currency | Financial assets | Financial liabilities | Average exchange rate as at 31 December 2008 |
|---|---|---|---|
| | (Million) | (Million) | (Baht per 1 foreign currency unit) |
| USD | 22 | 191 | 34.9438 |
| JPY | 56 | 619 | 0.3864 |
| EUR | 1 | 13 | 49.2662 |
| VND | 499 | 12,707 | 0.0021 |

Forward exchange contracts which remain outstanding on 31 December 2008 are summarized below :

| Currency | Balance (Million) | Forward contract exchange rate |
|---|---|---|
| JPY (buy) | 127 | 0.3184 |
| EUR (buy) | 14 | 44.7610 – 48.8560 |
| GBP (buy) | 1 | 60.2107 – 61.0480 |
| NOK (buy) | 7 | 5.7850 – 5.8485 |
| SEK (buy) | 16 | 4.9750 – 5.0245 |
| USD (sell) | 82 | 31.5322 – 34.8400 |
| EUR (sell) | 2 | 48.3746 |

Below is the summary of the Group's foreign currency denominated assets and liabilities as at 31 December 2008 which were unhedged.

| | CONSOLIDATED F/S (Net) | | | |
|---|---|---|---|---|
| | EUR Million | USD Million | JPY Million | VND Million |
| Assets in foreign currency | 4 | 23 | 189 | 499 |
| Trade accounts payable | 3 | 43 | 863 | - |
| Trade accounts payable – related parties | - | 1 | 801 | - |
| Hire - purchase payables | - | - | 619 | - |
| Advances received from customers under construction contracts | - | 1 | - | 12,707 |
| Retentions payable | - | - | 5 | - |
| Loans from financial institutions | 13 | - | - | - |

| | SEPARATE F/S (Net) | | | |
|---|---|---|---|---|
| | EUR | USD | JPY | VND |
| | Million | Million | Million | Million |
| Assets in foreign currency | 1 | 22 | 56 | 499 |
| Trade accounts payable | - | 40 | - | - |
| Trade accounts payable – related parties | - | 1 | - | - |
| Hire - purchase payables | - | - | 619 | - |
| Loans from financial institutions | 13 | - | - | - |

The Company and subsidiaries will earn future revenues in foreign currencies in an amount of approximately USD 306.22 million, INR 39,374.27 million, PHP 0.37 million, NTD 2,023.26 million and JPY 113.06 million.

In addition, the Company and subsidiaries have foreign currency exposure risk with respect to their investments in subsidiaries, joint ventures and associated companies in overseas which are not covered by the hedges against foreign currency risk.

### 41.2 Fair values of financial instruments

Since the majority of the Company's financial instruments are short-term in nature or bear floating interest rates, their fair value is not expected to be materially different from the amounts presented in the balance sheets.

A fair value is the amount for which an asset can be exchanged or a liability settled between knowledgeable, willing parties in an arm's length transaction. The fair value is determined by reference to the market price of the financial instrument or by using an appropriate valuation technique, depending on the nature of the instrument.

## 42. ACQUISITION OF INVESTMENT

On 6 June 2007, the Company invested in ordinary shares of Italian – Thai Land Co., Ltd., Khun Ka Palang Thai Co., Ltd., Palit Palang Ngan Co., Ltd. and Palang Thai Kaowna Co., Ltd. which were purchased from Special Purpose Vehicle (SPV).

The book value of assets and liabilities acquired at the acquisition date are summarized below:

(Unit : Thousand Baht)

| | Italian – Thai Land Co., Ltd. | Khun Ka Palang Thai Co., Ltd. | Palit Palang Ngan Co., Ltd. | Palang Thai Kaowna Co., Ltd. | Total |
|---|---|---|---|---|---|
| Cash and cash equivalents | 3 | 158 | 46 | 41 | 248 |
| Land | 70,429 | 39,215 | 36,634 | 49,487 | 195,765 |
| Other current assets | - | 108 | 50 | - | 158 |
| Trade accounts payable | (8,783) | - | - | - | (8,783) |
| Short term loan from related parties | (329,927) | (456,097) | (92,533) | (120,659) | (999,216) |
| Accrued expenses | (224,461) | - | - | - | (224,461) |
| Other current liabilities | (30) | (30) | (48) | (170) | (278) |
| Book value of net assets | (492,769) | (416,646) | (55,851) | (71,301) | (1,036,567) |
| Portion holding | 99.99 | 61.48 | 61.48 | 74.93 | |
| Net cash outflow on acquisition of subsidiaries | 50 | 50 | 50 | 50 | 200 |

The book value of assets and liabilities approximately their fair value, except the fair value of land which is approximately Baht 317.00 million. The Company, however, has not recognized the difference in land values because of the fluctuation in current economic condition may have some effect to such land values.

## 43. OTHERS

a) On 17 January 2007, the National Assets Examination Committee (NAEC) issued an order appointing an inspection subcommittee to investigate the procurement of a baggage-handling system and the CTX bomb scanners for Suvarnabhumi Airport. Subsequently on 14 February 2007, the Company and a joint venture received the accusation letter from the NAEC to give the full cooperation with the investigation committee. There was an unofficial disclosure from the investigation subcommittee that cracks on the runways and taxiways at Suvarnabhumi Airport was caused by the higher level of underground water, not caused by the poor performance of the construction.

The Company's management believes that the cracks on the runways and taxiways are not the fault from the poor performance of the construction undertaken by the Joint Ventures. Therefore, no provision is required in the accounts.

b) A subsidiary company obtained the notice to change an electric cable in accordance with agreement with Government Enterprise. The Company management does not expect to incur the significant loss.

c) On 23 January 2008, Italian-Thai Power Co., Ltd., a 99.99% subsidiary, entered into the MOU with the Electricity Generating Public Company Limited and Ratchaburi Electricity Generating Holding Public Company Limited to conduct the study for investment in the 3,600 MW Koh Kong Power Project in Koh Kong Province, Cambodia. The shareholding structure has been preliminary agreed that the Electricity Generating Public Company Limited and Ratchaburi Electricity Generating Holding Public Company Limited will hold 70.00% and Italian-Thai Power Co., Ltd. will hold 30.00% of this project.

d) During the year, the Company made revision for the accounting estimate for budget cost for a significant project because this project was completed. As result the profit was recognized for the year ended 31 December 2008 of approximately Baht 475.00 million. This is significantly affected the result of its operations for this year.

e) Most of other income in statements of income are represented by equipment rental, land rental, transportation income and reversal of provision which are included in consolidated financial statements of Baht 433.98 million and separate financial statements of Baht 281.89 million.

## 44. RECLASSIFICATION OF FINANCIAL STATEMENTS

Certain amounts in the financial statements issued in the previous year, as presented herein for comparative purpose, have been reclassified to conform with the current year classification, with no effect on previously reported net income or shareholders' equity.

## 45. APPROVAL OF FINANCIAL STATEMENTS

These financial statements were authorized by the Company's authorized director on 2 March 2009.

